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811-21502
Branch 18

February 14, 2008

VIA HAND DELIVERY

Securities and Exchange Commission
Attn: Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re: ***RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership, et al. C.A. No. 06-04054 (Mass. Super. Ct.)***

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, I hereby file on behalf of RMR Hospitality and Real Estate Fund copies of the following documents filed with the Massachusetts Superior Court in the above matter:

1. Bulldog Defendants' Motion to Dismiss Plaintiff's Amended Complaint;
2. Bulldog Defendants' Memorandum in Support of Motion to Dismiss Plaintiff's Amended Complaint;
3. Declaration of Theodore M. Hess-Mahan;
4. Samuels Asset Management, Inc. and Steven Samuels' Motion to Dismiss the Plaintiff's Complaint;
5. Samuels Asset Management, Inc. and Steven Samuels' Memorandum of Law in Support of their Motion to Dismiss the Plaintiff's Complaint;
6. Affidavit of Steven Samuels in Support of Motion to Dismiss the Plaintiff's Complaint;
7. RHR's Opposition to Bulldog's Motion to Dismiss the Amended Complaint;
8. RHR's Opposition to Samuels Asset Management, Inc.'s and Steven Samuels's Motion to Dismiss;

9. Affidavit of Brendan Hickey;
10. RHR's Appendix of Exhibits in Opposition to Defendants' Motions to Dismiss;
11. Bulldog Defendants' Reply in Further Support of Motion to Dismiss the Amended Complaint;
12. Samuels Asset Management, Inc. and Steven Samuels' Reply in Support of their Motion to Dismiss the Plaintiff's Complaint;
13. Bulldog Defendants' Motion to Dismiss the Amended Intervenor Complaint;
14. Bulldog Defendants' Memorandum in Support of Motion to Dismiss the Amended Intervenor Complaint; and
15. The Charitable Trustee's Opposition to the Bulldog Defendants' Motion to Dismiss the Amended Intervenor Complaint.

Very truly yours,

Vern D. Larkin /M.O.(

Vern D. Larkin

Enclosures

cc: James M. Curtis

811-21502
40-33

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT

RMR HOSPITALITY AND REAL ESTATE FUND,

Plaintiff,

ADRIAN OVERSTREET, as Charitable Trustee Arising Under the RHR And Real Estate Fund Agreement and Declaration of Trust,

Intervenor Plaintiff,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP, et al.

Civil Action No. MICV2006-04054A

BULLDOG DEFENDANTS' MOTION TO DISMISS PLAINTIFF'S AMENDED COMPLAINT

Defendants Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors LLC, Steady Gain Partners, LP; BJS Management LLC; Mercury Partners, LP; GSG Capital Advisors, LLC; Calapasas Investment Partnership No. 1, LP.; and Phillip Goldstein (together, the "Bulldog Defendants") move to dismiss plaintiff RHR Hospitality and Real Estate Fund's Amended Complaint pursuant to Rule 12(b)(6). Counts I and II of the Amended Complaint are moot, and Counts III and IV fail sto state a claim upon which relief can be granted.

This motion is based upon the accompanying Memorandum In Support of Motion to Dismiss Plaintiff's Amended Complaint and exhibits attached thereto.

REQUEST FOR HEARING

Pursuant to Superior Court Rule 9A(c)(2), the Bulldog Defendants respectfully request a hearing on their Motion to Dismiss Plaintiff's Amended Complaint under Mass. R. Civ. P., 12(b)(6). The Bulldog Defendants have a presumptive right to a hearing on their motion to dismiss, pursuant to Superior Court Rule 9A(c).

Dated: December 28, 2007

Respectfully submitted,

Theodore M. Hess-Mahan BBO #557109
Hutchins, Barsamian,
Mandelcorn & Zeytoonian, LLP
110 Cedar Street, Suite 250
Wellesley Hills, MA 02481
(781) 431-2231

Gregory E. Keller
James W. Wilson
Chitwood Harley Harnes LLP
2300 Promenade II
1230 Peachtree Street
Atlanta, GA 30309
(404) 873-3900

Counsel for Defendants Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors LLC, Steady Gain Partners, LP; BJS Management LLC; Mercury Partners, LP; GSG Capital Advisors, LLC; Calapasas Investment Partnership No. 1, LP; and Phillip Goldstein

Certificate of Service

I hereby certify that a true copy of the above document was served upon the attorney of record for all other parties by first class mail, postage prepaid and by email on December 28, 2007.

Theodore M. Hess-Mahan

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT

RMR HOSPITALITY AND REAL ESTATE FUND,

Plaintiff,

ADRIAN OVERSTREET, as Charitable Trustee Arising Under the RHR And Real Estate Fund Agreement and Declaration of Trust,

Intervenor Plaintiff,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP, et al.

Civil Action No. MICV2006-04054

BULLDOG DEFENDANTS' MEMORANDUM IN SUPPORT OF MOTION TO DISMISS PLAINTIFF'S AMENDED COMPLAINT

HUTCHINS, BARSAMIAN,
MANDELCORN & ZEYTOONIAN, LLP
Theodore M. Hess-Mahan BBO #557109
110 Cedar Street, Suite 250
Wellesley Hills, MA 02481
(781) 431-2231

CHITWOOD HARLEY HARNES LLP
Gregory E. Keller
James M. Wilson
2300 Promenade II
1230 Peachtree Street
Atlanta, GA 30309
(404) 873-3900

Counsel for Defendants Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors LLC, Steady Gain Partners, LP, BJS Management LLC, Mercury Partners, LP, GSG Capital Advisors, LLC, Calapasas Investment Partnership No. 1, LP., and Phillip Goldstein

I. INTRODUCTION

This case involves an internal corporate governance dispute over a discriminatory, and unenforceable, anti-takeover provision in the charter of RMR Hospitality and Real Estate Fund ("RHR"), a closed-end investment company registered under the federal Investment Company Act of 1940 (the "1940 Act") and traded on the American Stock Exchange under the symbol "RHR." The charter provision purports to prohibit investors, but not management, from owning beneficial interests in more than 9.8% of RHR's stock.

RHR, which is organized as a Massachusetts business trust, brought this action in Massachusetts Superior Court on November 13, 2006, against Bulldog Investors General Partnership ("Bulldog") and certain other defendants[1] to seek a declaration that the 9.8% limitation was effective and to require Bulldog to provide RHR with detailed information about its beneficial ownership of shares. Bulldog briefly owned and reported, as required by Section 13(d) of the federal Securities Exchange Act of 1934, a beneficial interest in more than 9.8% of RHR's stock. Although Bulldog believes the charter provision is unenforceable, it voluntarily reduced its ownership to under 9.8% on February 7, 2007 after RHR disclosed in its public filings that its expenses in prosecuting this litigation could have a "materially adverse impact" on the value of the fund.

Nonetheless, on June 4, 2007, RHR filed an amended complaint ("Amended Complaint") alleging that 9,500 shares of RHR allegedly owned by a new defendant, Samuels Asset

[1] The original defendants consisted of Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc. Full Value Advisors, LLC, Spar Advisors LLC, Phillip Goldstein, Steven Samuels and Samuels Asset Management. The defendants submitting this brief include all defendants except Steven Samuels and Samuels Asset Management, and two defendants that have not been served with process, Calapasas Investment Partnership No. 2, LP, and Klein, Bogakos & Robertson, CPAs, Inc. By agreement with plaintiff's counsel, those two non-served defendants will be dismissed from the action.

Management ("SAM"), should be treated as beneficially owned by Bulldog and therefore that Bulldog continued to own shares in excess of the limitation. The Amended Complaint also asserts a claim based on the charter to recover, solely for the benefit of a purported "charitable trustee," the dividends Bulldog allegedly received and profits it realized when it reduced its position, and a claim under Chapter 93A of the Massachusetts General Laws to recover the attorneys' fees and proxy expenses that management caused RHR to expend in this corporate governance dispute with a shareholder.

The Bulldog defendants now move to dismiss RHR's Amended Complaint in its entirety. The first two counts, seeking a declaratory judgment and specific performance based on Bulldog's beneficial interest in RHR, are moot – Bulldog's interest in RHR has been below the 9.8% threshold since February 2007. RHR's effort to evade this fact by adding SAM likewise fails – RHR does not, nor can it, adequately allege that Bulldog should be treated as the beneficial owner of shares purportedly owned by SAM. In any event, Bulldog further reduced its ownership of beneficial interests in RHR in the summer of 2007, and even if the shares allegedly held by SAM could somehow be attributed to Bulldog, the combined holdings are less than 9.8%

The third count, newly added, asserting a claim to recover dividends and "profits" from Bulldog's decision to reduce its position to less than 9.8%, also must be dismissed because RHR has no power under its charter to assert such a claim.

Finally, the new fourth count, under Chapter 93A, also must be dismissed. RHR's Amended Complaint fails to allege any "trade" or "commerce" as required to impose liability under that statute, and the claim relates to an internal corporate governance dispute to which

Chapter 93A does not apply. Moreover, the attorneys fees and proxy expenses that management caused the shareholders of RHR to incur in order to protect management's control of the entity cannot constitute an injury to RHR's business, as required by the statute. Finally, RHR's Chapter 93A claim must be dismissed because the unfair and deceptive acts and practices alleged by plaintiff did not occur "primarily and substantially" in Massachusetts.

II. BACKGROUND

RHR is a small "closed end" investment company with about $40 million in net assets. RHR invests in the publicly traded stocks of real estate investment trusts ("REITs"), and its portfolio consists of tiny stakes in approximately 80 large REITs. RHR is one of a group of several small publicly traded companies that are controlled by Reit Management and Research LLC ("RMR").[2] RMR manages those companies in exchange for a percentage of the assets or revenues. The directors and trustees of the companies are common, and the board members derive a substantial income serving RMR-controlled companies.

The shares of closed end funds such as RHR are traded on securities exchanges and often trade at substantial discounts to the value of their portfolio of securities. Michael Bradley, *et al.*, *Costly Communication, Shareholder Activism, and Limits to Arbitrage: Evidence from Closed End Funds* (December 2006) (under submission for publication in The Journal of Finance and available at https://www.kellogg.northwestern.edu/finance/faculty/seminars/brav100406.pdf). While management can take action to reduce those discounts by repurchasing shares, pursuing

[2] Those public companies include: Travel Centers of America, LLC, a Delaware company that operates truck stops; Hospitality Properties Trust ("HPT"), a Maryland real estate investment trust ("REIT"); HRPT Properties Trust ("HRPT"), a Maryland REIT; Senior Housing Properties Trust ("SNH"), a Maryland REIT; and five small investment companies, RMR Real Estate Fund ("RR"), RMR F.I.R.E. Fund ("RFR"), RMR Preferred Dividend Fund, RMR Asia Pacific Real Estate Fund, and RMR Hospitality and Real Estate Fund ("RHR"), the plaintiff in this action. Each of these public entities is managed by RMR, and pays RMR a percentage of assets or revenues pursuant to self-dealing contracts established before RMR sold stock to the public.

partial self-tender offers, or proposing "open ending" to the fund's shareholders, such actions may reduce the total assets of the company (while increasing the net asset value per share) and correspondingly reduce the fees paid to the manager. Those actions, therefore, are generally resisted by management. *Costly Communication*, at 2.

Stocks that trade at less than their underlying value attract shareholder activists, and activism became common in the closed-end fund industry after 1992, when the SEC relaxed constraints on communication among shareholders. *Costly Communication,* at 2. Since then, a number of shareholder activists, including Harvard College, the City of London, Lazard Freres & Co. and Phillip Goldstein, one of the defendants in this case, have advocated actions to narrow the discounts at which various closed end funds have traded. *Costly Communication*, at 8.

The efforts of these shareholder activists enhance value for all shareholders by increasing the price that every shareholder can realize for his shares. *See* Nicole *Boyson,* et al. *Hedge Funds as Shareholder Activists from 1995 – 2005*, (July 31, 2007)[3] ("[H]edge fund activism significantly improves short term and long term performance of target firms ...."). The mere presence of a shareholder activist can cause the discount at which a stock trades to narrow and increase share value. *Costly Communications,* at 2-3. Indeed, RHR agrees that the purchase of large blocks of shares by an activist increases the price of the stock. (Am. Compl., ¶41) While the empirical evidence demonstrates that activists enhance value for all shareholders, no empirical evidence suggests that anti-takeover devices or management efforts to oppose activists

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[3] Professor Boyson is an assistant professor of finance the College of Business Administration at Northeastern University. Her paper is available at http://ssrn.com/abstract=992739.

enhances shareholder value.[4]

Unlike most public companies, which are now dismantling anti-takeover devices that reduce, rather than enhance, shareholder value, the RMR family of companies, including RHR, maintain defenses to eliminate any exercise of the shareholder franchise by dissident shareholders. Foremost among these defenses is the discriminatory 9.8% limitation on ownership of beneficial interests in RHR shares by anyone but management, which exists to prevent a group of shareholders from seeking to change management. (Am. Compl.,¶53)

With the Amended Complaint, RHR's management seeks not only a judicial blessing of the unfair and unenforceable ownership limitations that it has imposed on the RMR family of companies, but also to completely stifle the shareholder franchise by making shareholders in an internal governance dispute liable for the attorneys' fees and proxy costs that management expends using shareholder money in its entrenchment efforts.

III. THE AMENDED COMPLAINT

The Amended Complaint alleges that Bulldog reported in its SEC filings related to RHR in August 2006 that it owned beneficial interests in 327,400 shares of RHR, or 14% of the outstanding shares. (Am. Compl., ¶¶ 45, 46.) It further alleges that Bulldog's ownership of such shares violated the 9.8% ownership limitation in RHR's trust charter. (Am. Compl., ¶ 50)

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[4] The evidence shows that burdens imposed on shareholder communication and coordination prevent the disappearance of discounts. *Costly Communication*, at 36. Moreover, the head of the Federal Reserve Bank, Ben Bernanke, recently told a House committee that hedge funds and private equity firms "play an important role in the market for corporate control. We need to have a mechanism by which poorly run companies, weak managements, are subject to being taken over, replaced, and their companies improved." FINANCIAL NEWS ONLINE US, July 19, 2007.

RHR, through its president, Thomas O'Brien, then initiated a series of correspondence with defendant Phillip Goldstein concerning Bulldog's ownership of shares. (Am. Compl., ¶ 62) In response, Goldstein explained his view that the limitation did not serve a legitimate corporate purpose and was a discriminatory anti-takeover restriction that violated the 1940 Act. (Am. Compl., ¶ 63 (letter dated August 8, 2006))[5] He also suggested that RHR should not commence litigation, but should instead take action to address the double digit discount at which the fund's shares were trading. (Am. Compl., ¶ 63 (letter dated August 8, 2006))

RHR responded on August 25, 2006, and threatened litigation against Bulldog, including claims to recover attorneys' fees. (Am. Compl., ¶64 (letter dated August 25, 2006).) RHR asserted that the ownership limitation was related to the limitations imposed on REITs in determining their tax status. *Id.* In response, Goldstein wrote that he did not understand how an investment company such as RHR, which is not a REIT and whose tax status is unaffected by any ownership rules, needed to monitor whether its shareholders also owned shares of REITs.[6] He observed that no investment companies, other than those managed by RMR, had such a limitation. (Am. Compl., ¶ 65 (letter dated September 25, 2006)) Addressing RHR's threat of litigation, Goldstein indicated that he would like to avoid litigation, noting that he believed the limitation to be invalid and indicating that he would like to discuss a resolution. *Id.*

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[5] The Amended Complaint attaches all of the referenced letters as Exhibit C.

[6] RHR's "ownership limitation" is derived from limitations on "excess shares" typically employed by REITs to ensure that they do not lose their advantageous federal tax status. Under federal tax laws, a REIT becomes "closely held" and loses its beneficial tax status if fewer than five individuals own more than 50% of the equity of a REIT for even a moment during part of the tax year. Thus, REITs developed limitations on "excess shares" that deem beneficial interests in shares to be transferred to a charitable trust prior to their acquisition over a certain level, usually 9.8%. The IRS has accepted that this fiction will prevent the loss of REIT tax status, even though the enforceability of such provisions under state law has not been established. In any event, investment companies do not have REIT tax status, and neither the limitation nor the fiction of a pre-acquisition transfer into charitable trust serves any legitimate purpose.

RHR responded to Goldstein by letter on October 17, 2006. It asserted that Bulldog's continuing ownership of shares in excess of the 9.8% limitation was "limiting the RHR investment program," and demanded that Bulldog provide the names of Bulldog's brokerage accounts so that it could "verify your ownership" and "take other appropriate actions." (Am. Compl., ¶66 (letter dated October 17, 2006)) Goldstein immediately inquired how Bulldog's ownership of beneficial interests in 14% of RHR's shares, as opposed to 9.8% of its shares, could possibly be limiting RHR's investment program. (Am. Compl., ¶ 68 (letter dated October 21, 2006)) He also indicated that since RHR had rejected his request to meet to discuss the fund's discount, he would consider a public appeal to RHR's shareholders. *Id.* At the same time, Goldstein disclaimed any intention to initiate litigation. *Id.*

Ten days later, RHR sent Goldstein a letter asserting that "RHR has found it necessary to restrict its own investment decisions to avoid causing its [REIT] investees to violate the applicable tax rules or the share ownership limitations." (Am. Compl., ¶69 (letter dated October 31, 2006)) In response, on November 3, 2006, Goldstein noted that "RHR is a tiny fund that owns minute percentages of the outstanding shares of its investees," and stated that RHR's concern about restricting its investment decisions to avoid causing its investees to violate the applicable tax rules simply did not make sense. (Am. Compl., ¶70 (letter dated November 3, 2006)) Goldstein also indicated that to resolve RHR's investment concerns, Bulldog was willing to agree to indemnify it "for any adverse consequences resulting from our ownership of more than 9.8% of its shares" and would agree not to own any REIT shares. *Id.*

RHR responded to Goldstein's suggestion on November 8, 2006. (Am. Compl., ¶71 (letter dated November 8, 2006)) It stated that "[y]ou have not presented any basis on which RHR's board might consider an exemption from this limitation; and, based upon your well publicized reputation [as a shareholder activist] I doubt you could do so." *Id.* The letter concluded by threatening "to enforce the 9.8% limitation." *Id.*

After RHR commenced its lawsuit on November 13, 2006, and four months after it first wrote to Bulldog concerning its ownership of RHR shares, the company's trustees appointed Adrian Overstreet as "charitable trustee" under Article V of the trust charter "of the shares owned by Bulldog in excess of the Ownership Limitation." (Am. Compl., ¶¶ 62, 73) Overstreet then made essentially the same demand that RHR had made in its lawsuit, but also recognized that the validity of the limitation was in dispute. (Am. Compl., ¶ 74, and letter attached at Exhibit D)

On February 5, 2007 Bulldog publicly filed an amended Form 13D with the SEC, "disclosing that it had sold 125,000 of its RHR shares" to reduce its ownership of beneficial interests to 9.79% of RHR's outstanding shares. (Am. Compl., ¶ 76) At the same time, Bulldog filed a press release announcing that it had reduced its ownership because "it is in the best interests of all shareholders to eliminate the prospect of a material reduction of RHR's net asset value due to the expenses of this litigation." *Id.*[7]

RHR now alleges that Bulldog did not fully disclose its share ownership in its Form 13D, and that the federal filing contained other misstatements. (Am. Compl., ¶¶ 76, 77, 80) In

[7] Bulldog's amended Form 13D disclosed that Bulldog reduced its beneficial ownership interest to below 9.8% because RHR management disclosed that the legal expenses associated with its lawsuit against Bulldog "could have a materially adverse effect upon its net asset value" and Bulldog determined that "it was in the best interests of all shareholders to eliminate the prospect of a material reduction in RHR's net asset value." Declaration of Theodore M. Hess-Mahan ("Hess-Mahan Decl."), Exhibit A. RHR's disclosure about a "material adverse effect" was an understatement, at best. In its 2006 annual report, filed with the SEC on February 28, 2007, RHR disclosed that, in less than two months of litigating this action through the end of December, 2006, before it had even served a brief in the action, RHR had incurred "legal expenses" of $697,661, well in excess of 1% of its net assets, in connection with this litigation and "related matters." *See* RHR SEC Annual Report (filed February 28, 2007), at 36. Moreover, in the following six months, ended June 30, 2007, the Fund reportedly incurred an *additional "$784,000* of expenses in connection with the Bulldog litigation and related matters." *See* RHR SEC Annual Report (filed August 17, 2007).

particular, it alleges that a new defendant, SAM, owns 9,500 shares of RHR, and asserts in a conclusory fashion that those shares should be treated as beneficially owned by Bulldog and included in Bulldog's federal filing. (Am. Compl., ¶¶ 48, 77)

RHR also alleges that Bulldog made misleading statements in its preliminary and definitive proxy statements filed with the SEC in January and February, 2007. (Am. Compl., ¶82) Those alleged misstatements included statements about the conduct of RHR's trustees and omissions about the legality of Bulldog's proposals. (Am. Compl., ¶ 83)[8] The Amended Complaint further alleges that only a "small minority of RHR shareholders may have delivered proxies in support of Bulldog's proposals" and that management's nominees were elected. (Am. Compl., ¶85) RHR claims that the proxy contest was part of a scheme to "force" RHR to incur considerable expense to oppose Bulldog's dissident slate and "to force RHR to take action inconsistent with its investment objective." (Am. Compl., ¶85) RHR makes no allegation that its business has been injured by this internal corporate governance dispute. Instead, RHR seeks to recover through a claim under Chapter 93A the attorneys' fees and proxy expenses that its management caused shareholders to incur to entrench management against the exercise of the shareholder franchise.

IV. ARGUMENT

While the Bulldog defendants have compelling defenses on the merits to the enforceability of the 9.8% limitation, as well as substantial counterclaims and third party claims arising out of the subject matter of the Amended Complaint, there is no need to proceed to

[8] While RHR complains about the merits of Bulldog's proxy contest, Institutional Shareholder Services, a proxy service that independently investigates issues in proxy contests and makes voting recommendations to its institutional clients, recommended that shareholders vote for Bulldog. Nonetheless, RHR used shareholder funds to outspend Bulldog's $10,000 in solicitation costs by a factor of 50:1, a campaign imbalance that no candidate could overcome.

develop the necessary factual record to resolve those defenses and claims.[9] As discussed below, the Amended Complaint should be dismissed because none of the counts state a claim upon which relief may be granted.

A. **<u>Counts One and Two are Moot.</u>**

The Amended Complaint's first two counts seek relief based on Bulldog's prior ownership of beneficial interests in more than 9.8% of RHR's stock. Count One seeks a declaratory judgment that Bulldog's ownership of RHR shares violated the RHR charter and that it is entitled to take corrective measures. (Am. Compl., ¶¶90-95) Count Two seeks an order compelling Bulldog to provide RHR with detailed information concerning Bulldog's ownership. Both of these counts are moot and should be dismissed. (Am. Compl., ¶96-¶100)

Massachusetts's courts will grant a motion to dismiss under Rule 12(b)(6) where it appears with certainty that the non-moving party is "not entitled to relief under any combination of facts that he could prove in support of his claims." *Sullivan v. Chief Justice for Administration and Management of the Trial Court,* 448 Mass. 15, 21 (2006) (citing *Spinner v. Nutt,* 417 Mass. 549, 550 (1994)); *Flattery v. Gregory,* 397 Mass. 143, 145-146 (1986)). A claim that is moot should be dismissed under these criteria because no combination of facts alleged in the complaint will entitle such a plaintiff to any relief. *See Brilliant v. City of Beverly,* No. 302241 AHS, 2007 WL 2493695 Mass. Land Ct. 2007 (Sept. 05, 2007).

An issue is moot when "[t]he parties no longer have a stake in the determination of that

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[9]Among the defenses that will be asserted and developed if the litigation proceeds are those related to the validity of the ownership limitation, which is not enforceable for at least the following reasons: (i) it is an unreasonable limitation under state law because its primary purpose is to impede the shareholder franchise; (ii) it is an improper discriminatory provision in an investment company security, and therefore is inconsistent with the 1940 Act; and (iii) it cannot be applied to owners of beneficial interests in the company's stock because such owners are not given any rights of shareholders by the charter.

issue." *First Nat'l Bank of Boston v. Haufler,* 377 Mass. 209, 211 (1979); *see also Bronstein v. Board of Registration in Optometry*, 403 Mass. 621, 531 N.E.2d 593 (Mass. 1988). "Litigation is considered moot when the party who claimed to be aggrieved ceases to have a personal stake in its outcome." *Blake v. Massachusetts Parole Bd.*, 369 Mass. 701, 703, 341 N.E. 2d 902 (1976). "[T]he court is not empowered to decide moot questions or abstract propositions, or to declare, for the government of future cases, principles or rules of law which cannot affect the results as to the thing in issue in the case before it." *Sullivan v. Secretary of the Commonwealth,* 233 Mass. 543, 546 (1919) (citation omitted).

The basis for RHR's request for a declaratory judgment is that Bulldog violated the Ownership Limitation (Am. Compl., ¶92) and refused to bring its share ownership into compliance with that limitation (Am. Compl., ¶93). Yet, RHR also acknowledges that Bulldog no longer is in violation when it recognized that on February 5, 2007, Bulldog filed an amended Form 13D with the SEC, "disclosing that it had sold 125,000 of its RHR shares" to reduce its ownership of beneficial interests to 9.79% of RHR's outstanding shares.. (Am. Compl., ¶76)[10] On this basis alone, Count I should be dismissed. *See* Mass. Gen. Law, § 231A, §§1 and 3 (mandating that an actual controversy sufficient to withstand a motion to dismiss must appear on the pleadings before a court may entertain a petition for declaratory relief).

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[10] The Court may take judicial notice of filings required to be made with the SEC. *In re Stone & Webster, Inc., Sec. Litig.*; 253 F.Supp.2d 102, 129 n.11 (D. Mass. 2003) (district court may consider documents required to be filed, and actually filed, with the SEC on a motion to dismiss); *In re Lernout & Hauspie Sec. Litig.*, 286 B.R. 33 (D. Mass. 2002) (court may take judicial notice of SEC filing). *See also Schaer v. Brandeis University*, 432 Mass. 474, 477 (2000) (in addition to the well-pleaded factual allegations contained in the complaint, Rule 12(b)(6) permits the Court to take into consideration matters of public record, orders, items appearing in the record of the case, and exhibits attached to the complaint). Bulldog filed a Form 13D on February 5, 2007, indicating that it owned beneficial interests in 243,400 shares, or 9.79% of RHR's stock. *See* Hess-Mahan Decl., Ex. A. On September 14, 2007, Bulldog filed a Form 13D indicating that it owned beneficial interests in 230,610 shares, or 9.28% of RHR's stock. *See* Hess-Mahan Decl., Ex. B.

Likewise, the premise for RHR's Count Two for specific performance for information about Bulldog's ownership is that Bulldog's beneficial interests in the fund exceed the ownership limitation. But, a party's claim for specific performance must fail if the action sought to be compelled has already been completed, as is the case here. *See Medical Practice Management, Inc. v. Boston IVF, Inc.*, No. 05-P-1346, *2, n. 3, 67 Mass. App. Ct. 1102, 851 N.E.2d 478 (Table) (Mass. App. Ct. July 31, 2006) ("Nevertheless, the judge properly ordered that MPM's claim for specific performance of an accounting is moot as the accounting had been completed.").

RHR's effort to concoct a reason to keep the controversy alive, by *speculating* that SAM or others "acting in concert" with Bulldog continue to own shares, is baseless. (Am. Compl., ¶94: "Although defendants have now purportedly sold a portion of their RHR shares, RHR *believes* that the Defendants and those acting in concert with them continue to own shares in violation of the Ownership Limitation."). However, RHR fails for purpose of this count, to allege a basis for attributing shares owned by SAM to Bulldog. SAM manages accounts for individual clients, but has no economic interest in any of the shares held for its clients. The complaint fails to allege that there is any arrangement between SAM and Bulldog with respect to RHR shares or any other necessary factual allegations to support the legal conclusion that SAM's shares are beneficially owned by Bulldog under Section 13(d) or otherwise for purposes of the ownership limitation.

Conclusory allegations such as those used by RHR to attribute SAM's ownership to Bulldog are nothing more than speculation and cannot be sustained on a motion to dismiss. *Bishay v. American Arbitration Ass'n,* 68 Mass. App. Ct. 1119, 864 N.E.2d 1260 (Table), (Mass. App. Ct., May 1, 2007) (speculation cannot withstand scrutiny under Rule 12(b)(6)); *see also*

Schaer v. Brandeis Univ., 432 Mass. 474, 477-478 (2000) (for purposes of Mass. R. Civ. P. 12(b)(6) motion, court accepts plaintiff's factual allegations as true, but does not accept legal conclusions cast as factual allegations).

In any event, even including SAM's shares, the ownership of beneficial interests of all defendants does not exceed 9.8%. During the summer of 2007, as set forth in its federal filings, Bulldog further reduced its position to 230,610 shares or 9.28 percent. *See* Exhibit B attached hereto. That position, if combined with the 9500 shares position allegedly owned by SAM, would amount to a total position of only 9.66 percent.[11] Because the total combined beneficial interests of all defendants constitutes less than 9.8% of RHR's stock, the requested equitable relief in counts one and two is moot.

B. <u>RHR Cannot Recover Dividends and Profits in Count Three</u>.

RHR seeks, in Count Three, to recover the dividends and profits Bulldog received from the February 2, 2007 sale of shares in excess of the 9.8% threshold. (Am. Compl., ¶¶101-107) The claim should be dismissed for three reasons.[12]

First, RHR has no right or interest in the dividends and profits. The ownership limitation in Article V of the charter does not grant RHR any interest in the excess shares, the dividends from those shares, or the profits from the sale of those shares.

Second, although Count Three is captioned a claim for "specific performance," Article V

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[11] As of RHR's most recent filing, its semi-annual report for the period ended June 30, 2007, there were 2,485,000 common shares outstanding. Thus, even if combined, the beneficial interests in 230,610 shares held by Bulldog and the 9500 shares allegedly owned by SAM total 240,110, or 9.66% of the total 2,485,000 shares outstanding.

[12] Specific performance is an "extraordinary equitable remedy," see *Hunt v. Rice*, 25 Mass. App. Ct. 622, 633, 521 N.E.2d 751 (1988), which should be no more intrusive than necessary to secure the injured parties' rights. See *Haverty v. Commissioner of Correction*, 440 Mass. 1, 7, 792 N.E.2d 989 (2003), citing *Boston Teachers Union, Local 66 v. Boston*, 382 Mass. 553, 556, 416 N.E.2d 1363 (1981). Cf. *Perez v. Boston Housing Auth.*, 379 Mass. 703, 730, 400 N.E.2d 1231 (1980).

of the trust charter, notwithstanding its extremely detailed and complex provisions, does not impose any affirmative obligation on Bulldog to deliver dividends or profits to RHR or to anyone else under the circumstances alleged in the Amended Complaint. RHR's remedy, at best, is to assert some form of legal claim for damages, which it does not do, nor can it due to the fact that has suffered no damages. In any event, the charter, the sole source for RHR's authority to act, provides RHR the authority to bring only equitable claims, not damage claims. Charter, Article V, section 4.[13]

Third, the trust charter gives RHR authority to demand the payment of dividends and profits on behalf of the so-called "charitable trustee" *only if* the sale of excess shares is made *prior* to RHR's discovery that the ownership threshold has been exceeded, which is not the case here.[14] In other words, the charter purports to impose the obligation to pay dividends and profits to the charitable trustee only if RHR was unaware that Bulldog's beneficial interest exceeded the 9.8% at the time of sale. Here, the sale occurred six months *after* RHR discovered that fact: RHR first discovered in August 2006 that Bulldog reported in its Schedule 13D that it owned

[13] Because the charter does not impose any obligation on Bulldog to deliver profits or dividends, there is no term to be specifically enforced, and to grant RHR's claim would be to impermissibly revise the terms of RHR's own charter. *Hook Brown Co. v. Farnsworth Press, Inc.*, 348 Mass. 306, 312-313, 203 N.E.2d 681 (1965); *Van Dusen Aircraft Supplies of New England, Inc. v. Massachusetts Port Auth.*, 361 Mass. 131, 142-143, 279 N.E.2d 717 (1972); *Sancta Maria Hosp. v. Cambridge*, 369 Mass. 586, 595-596, 341 N.E.2d 674 (1976). Moreover, if contracts are not so certain in themselves as to enable the court to arrive at the clear result of what is meant by all the terms contained in them, they will not be specifically enforced. 5 Mass. Prac., Methods Of Practice § 10:2 (4th ed.); *see also Shayeb v. Holland*, 321 Mass. 429, 73 N.E.2d 731(1947) ("A contract must be complete and definite to support a decree for specific performance. . .")(citations omitted).

[14] The trust charter expressly provides: "If, *prior to the discovery* by the Trust [i.e.,RHR] that Equity shares have been transferred to the Charitable Trustee, such shares are sold by a Prohibited Owner [Bulldog], then (i) such shares shall be deemed to have been sold on behalf of the Charitable Trust and (ii) to the extent that the Prohibited Owner received an amount for such shares that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to this section 3.4, such excess shall be paid to the Charitable Trustee upon demand. Charter, Article V, section 3.4 (last sentence)." The same limitation exists with respect to dividends. Section 3.3 of Article V requires payment of dividends on demand only of dividends received prior to RHR's discovery that a Prohibited Owner has exceeded the 9.8% limitation.

327,400 shares of RHR, which purportedly exceeded the 9.8% threshold. (Am. Compl., ¶¶45-47) Throughout August, September, October and November, RHR and Bulldog exchanged correspondence about Bulldog's holdings. (Am. Compl., ¶¶62-71) On February 5, 2007, six months after RHR learned that Bulldog's interest exceeded the 9.8% threshold and complained about it directly to Bulldog, Bulldog publicly disclosed in both its Schedule 13D and in a press release, that it had sold RHR shares so that its beneficial interest was below the 9.8% threshold.

The RHR trust charter clearly and unequivocally precludes the demand and remedy sought in Count Three of the Complaint because RHR was fully aware that Bulldog's interest exceeded the threshold prior to Bulldog's sale. A trust charter is interpreted in the same manner as a contract and clear and unambiguous terms must be given their full effect. *See Northborough Youth Hockey Program, Inc. v. Knox*, Nos. 9902507, 000096, 2000 WL 1473504, at *9 (Mass. Super. June 28, 2000) (principles of contract interpretation should be used to interpret corporate charters and bylaws); *Suffolk Const. Co., Inc. v. Lanco Scaffolding Co., Inc.*, 47 Mass. App. Ct. 726, 729 (1999) ("Contracts that are free from ambiguity must be interpreted according to their plain terms"). Furthermore, to the extent that Article V, section 3.4 of the Charter is ambiguous, the language contained therein should be construed against the drafter, especially where there is no opportunity for meaningful negotiation of any of the terms. *Schaer v. Brandeis University*, 432 Mass. 474, 484 (2000); *see also Merrimack Valley Nat'l Bank v. Baird*, 372 Mass. 721, 724 (1977) (author of the ambiguous term is held to any reasonable interpretation attributed to that term which is relied on by the other party).

RHR is precluded by the language of its own governing instrument from seeking the relief claimed in Count Three and it therefore should be dismissed in its entirety.[15]

C. <u>RHR's Chapter 93A Claim in Count Four Likewise is Deficient</u>.

In a further effort to keep its litigation alive, RHR seeks to use Chapter 93A to recover attorneys fees and proxy expenses that management has employed to further entrench itself in an internal corporate governance dispute.16 The most cursory reading of the Amended Complaint and its attached exhibits demonstrates that the claim does not involve the type of objectionable conduct that "would raise an eyebrow of someone inured to the rough and tumble world of commerce," *Levings v. Forbes & Wallace, Inc.*, 8 Mass. App. 498, 504 (1979), and give rise to relief under Chapter 93A if it applied.[17] That issue need not be reached, however, because the Amended Complaint does not allege several of the prerequisites necessary for Chapter 93A to apply, including: (1) that the Bulldog defendants committed an unfair or deceptive act or practice in the conduct of trade or commerce with RHR; (2) that RHR suffered a loss of money or property as a result of Bulldog's allegedly unfair and deceptive acts and practices; and (3) that the allegedly unfair and deceptive acts and practices employed by Bulldog occurred primarily and substantially within the commonwealth.

---

[15] Because RHR is registered under the 1940 Act, it is also precluded by federal law from asserting a claim to recover dividends and profits. Such a claim could benefit only one person, the charitable trustee, who claims in a federal Form 13D filing to own more than 5% of RHR's stock. *See* Hess-Mahan Decl., Ex. C. As such, he is an "affiliated person" of RHR. 15 U.S.C. §80a-2(a)(3). By prosecuting a claim to benefit the charitable trustee, RHR is participating in a "joint arrangement" with an affiliated person. It may not do so under the rules promulgated by the SEC pursuant to 15 U.S.C. §80a-17(d), without first applying for and obtaining approval from the SEC. 17 C.F.R. §270.17d-1(a). *See In the Matter of Sequoia Partners L.P.*, Release No. IC-20644, 1994 Westlaw 580317 (October 20, 1994)(One of the [1940] Act's primary purposes is to prevent abuses stemming from the operation of investment companies in the interest of affiliated persons rather than in the interest of all their stockholders). RHR has not obtained such approval.

[16] RHR amended its original complaint to add the Ch. 93A claim after Bulldog filed the first of its complaints to the SEC regarding RHR's conduct and charter provisions that are at issue here.

[17] To maintain a Chapter 93A claim, RHR must show that its claims involved conduct that was unethical, immoral, oppressive, or unscrupulous and not merely an ordinary difference of opinion that necessitated the involvement of the court. *Duclersaint v. Federal Natl. Mort. Assn.*, 427 Mass. 809, 814 (1998).

1. Bulldog Did Not Engage in "Trade or Commerce" with RHR.

Section 11 of Chapter 93A governs business disputes and allows recovery for violations of § 2 of Chapter 93A, which prohibits "unfair or deceptive acts or practices in the conduct of any trade or commerce." Mass. Gen. Laws, ch. 93A, § 2(a). Further, Chapter 93A provides that "'trade' and 'commerce' shall include the advertising, the offering for sale, rent or lease, the sale, rent, lease or distribution of any services and any property, tangible or intangible, real, personal or mixed, any security as defined in [Mass. Gen. Laws, ch. 110A, §401(k)] . . . ." Mass. Gen. Laws, ch. 93A, §1(b).

The alleged acts and practices complained of by RHR do not qualify as "trade or commerce" within the meaning of Chapter 93A. The Amended Complaint does not allege that Bulldog sold or offered to sell anything to RHR. Instead, the bases for the Chapter 93A claim are Bulldog's *ownership* of securities allegedly in violation of RHR's charter, and various communications and statements made by Bulldog in connection with this internal governance dispute. These activities do not fit Chapter 93A's definition of "trade or commerce" because Bulldog did not sell, offer to sell, or distribute any security to RHR. *See Reisman v. KPMG Peat Marwick LLP*, 965 F. Supp. 165, 174 (D. Mass. 1997) ("Liability arising out of the sale of securities may be imposed under Chapter 93A *only if* the defendant engaged in the actual sale of securities") (emphasis added); *Wells v. Monarch Capital Corp.*, No. 91-10575-MA, 1991 WL 354938, at *13 (D. Mass. Aug. 23, 1991) ("[Chapter]93A makes the *seller* of securities liable").

Furthermore, recovery under section 11 of Chapter 93A "requires that there be a commercial transaction between a person engaged in trade or commerce with another person engaged in trade or commerce." *Szalla v. Locke*, 421 Mass. 448, 451 (1995); *Steele v. Kelley*, 46

Mass. App. Ct. 712, 726, 710, N.E.2d 973, 984 (1999) (in a case involving a dispute between a beneficiary and a trustee over the administration of a trust – Chapter 93A claim cannot be maintained "if no commercial relationship – *i.e.*, that of buyer and seller of goods or services – ever existed between the parties"). In this case, there was no commercial transaction or relationship between Bulldog and RHR because Bulldog did not purchase its beneficial interest in shares from RHR; rather; Bulldog made its purchases on the AMEX.[18] *See generally, Salkind v. Wang*, Civ. A. No. 93-10912-WGY, 1995 WL 170122, at *9 (D. Mass. March 30, 1995) (officers and directors of company did not engage in "trade or commerce" with plaintiff for purposes of Chapter 93A because investors purchased company's stock through open markets). Moreover, the Chapter 93A claim is not based on the manner in which those interests were purchased.

Finally, the communications between the parties do not give rise to a commercial relationship because the substance of those communications related to an internal governance dispute and were not designed to be detrimentally relied upon by RMR in a commercial marketplace transaction. *See First Enters., Ltd. v. Cooper*, 425 Mass. 344, 347-48 (1997) ("Defendant's statements were not made to influence an external marketplace but rather to secure for his client a lump-sum payment for his client's shares in the plaintiffs' business"); *Arthur D. Little, Inc. v. East Cambridge Sav. Bank*, 35 Mass. App. Ct. 734, 743 (1994) (no commercial relationship ever existed between parties where their only contact occurred in the context of litigation). No commercial relationship was involved or contemplated in the communications alleged in the Amended Complaint; to the contrary, they related solely to the

[18] Similarly, to the extent that the Chapter 93A claim is based on Bulldog's sale of its RHR shares held in excess of the 9.8% ownership limitation, no commercial relationship ever existed between the parties because Bulldog did not

internal governance of RHR.

As explained by the Supreme Judicial Court, Chapter 93A was "enacted to provide protection to consumers and to provide protection against unfair methods of competition or unfair or deceptive acts in trade or commerce," and it does not apply to alleged wrongs related to corporate governance disputes. *Riseman v. Orion Research Inc.*, 394 Mass. 311, 314 (1985). In *Riseman*, a shareholder of a publicly traded corporation alleged that the defendant corporation violated Chapter 93A by making misleading statements, omitting materials facts, and committing other errors in its solicitation of proxies for stockholder meetings. *Id.* at 312. The Supreme Judicial Court concluded that Chapter 93A does not reach alleged wrongs related to the internal governance of a corporation and indicated that the plaintiff should pursue his remedies under § 14(a) of the Exchange Act and related federal regulations. *See id.* at 314 (conduct related to calling stockholders' meetings and soliciting proxies for such meetings is not close in character to the sale or distribution of securities); *see also Zimmerman v. Bogoff*, 402 Mass. 650, 662-663 (1988) (Chapter 93A inapplicable to transactions and disputes between parties to joint venture and fellow shareholders); *Ansin v. River Oaks Furniture, Inc.*, 105 F.3d 745 (1st Cir. 1997) (Chapter 93A does not apply to non-commercial transactions between joint venturers and fiduciaries who are part of a single legal entity); *Schwenk v. Auburn Sportsplex, LLC*, 483 F.Supp.2d 81, 87 (D. Mass. 2007) (Chapter 93A did not apply to action brought by investor in limited liability company against the LLC and its owners because investor and owners were effectively partners in a business venture, and the dispute concerned their respective rights and relationships in that venture).

---

sell said shares to RHR.

As in *Riseman*, this case does not present a dispute involving business competitors or consumers as contemplated by Chapter 93A. Nor is it based on alleged unfair or deceptive practices in the sale of goods, services or a security, as trade or commerce is defined in the statute. *See* Mass. Gen. Laws ch. 93A, §§ 1(b), 2. To the contrary, it is based on the ownership of beneficial interests in stock and the purely intra-entity governance issues that flow from that relationship – the validity of a discriminatory ownership limitation, the reporting of beneficial ownership of shares under federal law, and the solicitation of proxies for a shareholder meeting.

Plaintiff's Chapter 93A claim is not appropriate in this context. The Massachusetts legislature has not provided a statutory civil remedy for the type of intra-entity dispute alleged here.[19] The Exchange Act of 1934, which both permits shareholders to conduct proxy solicitations and governs the conduct of those solicitations, as well as the content of reports of share ownership, is the only statute regulating, and providing any remedy for, the corporate governance issues alleged in Count IV.[20]

2. Plaintiff Does Not Allege Any Loss Cognizable Under Chapter 93A.

To recover under section 11, plaintiff must show a "loss of money or property, real or

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[19] Ironically, if the subject matter of the Amended Complaint could give rise to a Chapter 93A claim, it would be Bulldog, not RHR, that would have the stronger claim. RHR's advisor, RMR, has devised an unfair and deceptive scheme to perpetuate control over, and milk management fees from, its family of companies through the discriminatory ownership limitation, and has acted unfairly to chill shareholder dissent through expensive litigation and false and defamatory proxy solicitations. Under RHR's logic, this activity should be subject to Chapter 93A liability.

[20] Section 13(d) of the Exchange Act requires the reporting of beneficial ownership of shares over 5%. 15 U.S.C. § 78m(d). In addition, the regulations of the SEC promulgated under that section define how "beneficial ownership" is determined. 17 C.F.R. §240.13d-3 (defining beneficial owner as any person who has power to vote or dispose of shares). Furthermore, section 14(a) of the Exchange Act requires that any proxy solicitation of a publicly traded company be conducted in accordance with the rules and regulations of the SEC. 15 U.S.C. § 78n(a). The SEC's rules comprehensively regulate the timing, manner, and content of all public announcements and communications with stockholders in connection with the solicitation of proxies. 17 C.F.R. §§240a-1 – 240a-101.

personal." Mass. Gen. Laws ch. 93A, § 11. Plaintiff does not allege that Bulldog's purchase of beneficial interests in RHR shares in excess of the ownership limitation, in and of itself, caused or will cause any sort of direct monetary loss to RHR. *See Warner-Lambert Co. v. Execuquest Corp.*, 427 Mass. 46, 48 (1998) (plaintiff must prove that it suffered loss of money or property, or that the alleged unfair method of competition, act or practice may have the effect of causing such loss of money or property). Rather, the bases for plaintiff's alleged losses are "the cost and expense of bringing this lawsuit (including attorneys' fees); costs associated with the Charitable Trustee; and the costs associated with the improper proxy contest . . . ." (Am. Compl., ¶ 112.) However, RHR chose to incur these costs even after it knew that Bulldog's ownership interest was below the 9.8% threshold – none of these expenses constitute a loss cognizable under section 11.

A plaintiff may not show that it has suffered a loss of money or property within the meaning of section 11 merely by alleging that it has incurred attorney's fees and other costs in bringing an action under the statute. *Tech Plus, Inc. v. Ansel*, 59 Mass. App. Ct. 12, 21 (2003). Rather, a plaintiff must show that it "was forced to incur such expenses as a result of the defendants' initiation of litigation which itself constituted a violation of the statute." *Id.* (citing *Columbia Chiropractic Group, Inc. v. Trust Ins. Co.*, 430 Mass. 60, 63 (1999)). Bulldog did not initiate this litigation. Instead, all of the actions taken by RHR were discretionary and voluntary actions taken at the behest of management in the absence of litigation by Bulldog – the commencement of a lawsuit against Bulldog, and the appointment of a Charitable Trustee at shareholder expense to pursue claims against Bulldog.

Furthermore, RHR cannot recover proxy contest costs that its managers unilaterally chose to incur in order to ensure their election at the annual shareholders' meeting and perpetuate their control over the company. Bulldog did not "force" RHR to undertake the apparently extraordinary proxy expenses that were incurred in connection with the 2007 shareholder meeting. Indeed, RHR itself has no economic or other interest in the outcome of that election. Management, in order to ensure its position, used its ability to control the corporate treasury to pay for proxy costs that benefited the incumbent directors. As a result, these costs, incurred at the discretion of management to benefit management, cannot be considered an "injury" for which RHR can seek recovery.

A contrary decision would expose every dissident shareholder who unsuccessfully attempts to oust a company's incumbent management to liability for the costs that management indiscriminately forces the company to spend to safeguard their positions. Such a result would chill shareholder participation in the governance of corporations and stifle shareholder democracy.

3. The Allegedly Unfair and Deceptive Acts Did Not Occur Primarily and Substantially within the Commonwealth.

RHR's Chapter 93A claim should also be dismissed because "[n]o action shall be brought or maintained under [§ 11 of Chapter 93A] unless the actions and transactions constituting the alleged unfair method of competition or the unfair or deceptive act or practice occurred primarily and substantially within the commonwealth." Mass. Gen. Laws ch. 93A, §11.

In this case, the circumstances giving rise to the claim did not occur *primarily* and *substantially* within Massachusetts. Bulldog and Goldstein are located in New York. All of the other defendants are foreign entities with principal places of business outside of Massachusetts. Defendants' beneficial interests in shares of RHR were purchased via the AMEX, which is a Delaware corporation with its principal place of business in New York. The communications from Bulldog to plaintiff originated from outside the commonwealth. The allegedly false and misleading proxy statements were drafted outside of Massachusetts, and filed with the Securities and Exchange Commission in Washington, D.C. Furthermore, Adrian Overstreet, the Charitable Trustee, is a resident of Texas whose office is also located in that state.

The only acts that allegedly occurred in Massachusetts were the receipt by RHR of communications sent from Goldstein in response to communications from RHR and the expenses incurred by RHR. However, the communications received by RHR in Massachusetts should not even factor into the Court's analysis because they were not designed to deceive or induce reliance in a commercial marketplace transaction. *See supra* at 5-9; *Kuwaiti Danish Computer Co.*, 438 Mass. 459, 474 (2003) (policies deemed by the court not to be unfair or deceptive acts in the conduct of trade or commerce could not be considered in determining whether wrongful conduct occurred primarily and substantially in Massachusetts). In addition, Goldstein only sent those communications to respond to the threats and demands leveled by RHR.

Furthermore, the situs of the alleged loss is irrelevant, because, as previously discussed, *supra* at 20-21, RHR has not sustained a loss for purposes of imposing Chapter 93A liability. Moreover, if the place of injury were determinative, then practically no case involving a Massachusetts plaintiff would be exempt from Chapter 93A status, regardless of how negligible the defendant's activity in Massachusetts. *Garshman Co., Ltd. v. General Electric Co.*, 176 F.3d 1 (1st 1999); *Makino, U.S.A., Inc. v. Metlife Capital Credit Corp.*, 25 Mass. App. Ct. 302, 309-310 (1988).

Finally, Plaintiff alleges that Bulldog and Goldstein routinely employ the "unfair" practice of threatening and engaging in expensive litigation and proxy contests in order to pressure the management of closed end mutual funds into complying with its demands. (Am.

Compl., ¶¶ 36-37.) Plaintiff does not identify how any of those alleged practices are "unfair" or "deceptive," but does identify two other funds – Mexico Equity & Income Fund and Seligman Quality Municipal Fund ("SQF") – as examples of companies that have been "targeted" by Bulldog in a similar manner as RHR. (Am. Compl., ¶¶ 38-42.) Plaintiff specifically alleges that "[e]ach of these practices described above is evidence of the unethical, unfair and deceptive conduct engaged in by Defendant Goldstein and his Bulldog business." (Am. Compl., ¶ 43.) However, even if somehow pertinent to this case, those allegedly unfair business practices did not occur "primarily and substantially" within the Massachusetts because neither Mexico Equity nor SQF are located in Massachusetts.[21]

The center of gravity of the circumstances that give rise to the Chapter 93A claim in this case is New York – the state in which Goldstein resides and where defendants purchased their shares of RHR. *See generally*, *Yankee Candle Co. v. Bridgewater Candle Co., LLC*, 107 F.Supp.2d 82, 88 (D. Mass. 2000) (although plaintiffs headquarters was in Massachusetts, § 11 requirement not satisfied because alleged deception was conceived and concocted outside of Massachusetts and was directed at plaintiff's customers, who were overwhelmingly persons and entities outside the Commonwealth"); *Renwood Winery, Inc. v. Landmark Label, Inc.*, No. 04-P-140264, 2005 WL 2757537, at *9 (Mass. App. Ct. Oct. 25, 2005) (notwithstanding fact that some deceptive communications were received in Massachusetts where company maintained its corporate offices, the center of gravity was California – the place where allegedly deceptive acts were planned and executed); *Ezenia! Inc. v. Datacraft Mexico, S.A.*, Nos. 033390, 86763, 2004

[21] Moreover, the allegation that such shareholder activism is somehow unfair, deceptive or unethical conduct is belied by the fact that Goldstein routinely is invited to address and comment on shareholder activism at academic, investment and regulatory conferences such as the 2008 Financial Markets Conference of the Federal Reserve Bank of Atlanta. Indeed, one of the two alleged "targets" of such alleged unfair conduct – Mexico Equity and Income Fund - is being used as a case study by the Harvard Business School of successful shareholder activism.

WL 3091658, at *2-3 (Mass. Super. Nov. 23, 2004) (although Massachusetts was the situs of loss and place where deceptive communication received, the center of gravity was Mexico – the place where defendants resided and from which deceptive communications emanated).

VI. CONCLUSION

For all the foregoing reasons, the Amended Complaint in this action should be dismissed.

Dated: December 28, 2007

Respectfully submitted,

Theodore M. Hess-Mahan BBO #557109
Hutchins, Barsamian,
Mandelcorn & Zeytoonian, LLP
110 Cedar Street, Suite 250
Wellesley Hills, MA 02481
(781) 431-2231

Gregory E. Keller
James W. Wilson
Chitwood Harley Harnes LLP
2300 Promenade II
1230 Peachtree Street
Atlanta, GA 30309
(404) 873-3900

Counsel for Defendants Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors LLC, Steady Gain Partners, LP, BJS Management LLC, Mercury Partners, LP, GSG Capital Advisors, LLC, Calapasas Investment Partnership No. 1, LP., and Phillip Goldstein

Certificate of Service

I hereby certify that a true copy of the above document was served upon the attorney of record for all other parties by first class mail, postage prepaid and by email on December 28, 2007.

Theodore M. Hess-Mahan

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT

RMR HOSPITALITY AND REAL ESTATE FUND,

Plaintiff,

ADRIAN OVERSTREET, as Charitable Trustee Arising Under the RHR And Real Estate Fund Agreement and Declaration of Trust,

Intervenor Plaintiff,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP, et al.

Civil Action No. MICV2006-04054A

DECLARATION OF THEODORE M. HESS-MAHAN

I, Theodore M. Hess-Mahan, being duly sworn do hereby declare as follows:

1. I am an attorney representing Defendants Bulldog Investors General Partnership Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors LLC, Steady Gain Partners, LP; BJS Management LLC, Mercury Partners, LP; GSG Capital Advisors, LLC, Calapasas Investment Partnership No. 1, LP, and Phillip Goldstein (collectively, the "Bulldog Defendants") in the above action. I make this declaration in support of the Bulldog Defendants' Motion to Dismiss Plaintiff's Amended Complaint, based on my personal knowledge.

2. Attached hereto as exhibits are true and correct copies of the following:

Exhibit A: Amendment No.4 to the Schedule 13D dated June 5, 2006, filed by Bulldog Investors General Partnership with the Securities Exchange Commission ("SEC") on February 5, 2007

Exhibit B: Amendment No.6 to the Schedule 13D dated June 5, 2006, filed by Bulldog Investors General Partnership with the SEC on September 14, 2007.

Exhibit C: Schedule 13D filed by Adrian Overstreet, as Trustee of the Charitable Trust, pursuant to Article V of the RMR Hospitality and Real Estate Fund's Agreement and Declaration of Trust, dated January 27, 2004, as amended, with the SEC on March 8, 2007.

I declare under pains and penalties of perjury that the foregoing is true and correct.

Executed on December 28, 2007.

Theodore M. Hess-Mahan

Certificate of Service

I hereby certify that a true copy of the above document was served upon the attorney of record for all other parties by first class mail, postage prepaid and by email on December 28, 2007.

Theodore M. Hess-Mahan

Exhibit A

<DOCUMENT>
<TYPE>SC 13D/A
<SEQUENCE>1
<FILENAME>thirdamendfour.txt
<TEXT>
DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/2/07

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership

2. CHECK THE BOX IF MEMBER OF A GROUP a[ ]

b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

---

7. SOLE VOTING POWER

243,400

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

243,400

---

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

243,400

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.79%

14. TYPE OF REPORTING PERSON

IA

This statement constitutes amendment No.4 to the Schedule 13D filed on June 5, 2006. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4 is amended as follows:
Item 4. PURPOSE OF TRANSACTION
Please see attached press release (Exhibit 1).

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the DEFC14A filed on 1/29/07 there were 2,485,000 shares of RHR outstanding as of 12/11/06. The percentage set forth in item 5 was derived using such number. BIGP beneficially owns an aggregate of 243,400 shares of RHR or 9.79 % of the outstanding shares. Power to dispose and vote securities lies solely with BIGP.

c) During the past 60 days the following shares of RHR were traded:

2/2/07 Sold 125,000 @ 23.75

d) BIGP is entitled to receive any dividends or sales proceeds.

e) NA

Item 7 is amended as follows:
Item 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Press Release

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/5/07

By: /s/ Phillip Goldstein
Name: Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP

Exhibit 1.

(BSNS WIRE) -- Bulldog Investors General Partnership
Makes Announcement Concerning
RMR Hospitality & Real Estate Fund

Business Editors / Financial Editors

SADDLE BROOK, N.J. -- (BUSINESS WIRE)-- February 5, 2007--On November 13, 2006, RMR Hospitality and Real Estate Fund (Amex: RHR) announced that it had filed a lawsuit against Bulldog Investors General Partnership ("BIGP") and certain of its affiliates for allegedly violating a provision of RHR's Agreement and Declaration of Trust purporting to limit any person or group of persons other than RHR's investment advisor from beneficially owning more than 9.8% of RHR's outstanding shares.

In its November 13th announcement RHR's management disclosed that the expenses RHR will incur to pursue the lawsuit could have a materially adverse impact upon its net asset value. BIGP believes that the purported limitation on ownership of record and beneficial interests in RHR's shares is illegal and unenforceable, and that BIGP would ultimately win the lawsuit. However, BIGP has determined that it is in the best interests of all shareholders to eliminate the prospect of a material reduction of RHR's net asset value. Consequently, BIGP has voluntarily reduced its position so that it and its affiliates do not collectively beneficially own more than 9.8% of RHR's outstanding common stock.

BIGP intends to solicit proxies for RHR's annual meeting scheduled for March 8, 2006. If (1) BIGP's nominees are elected at the meeting and (2) there is no legal impediment to BIGP's acquisition of additional shares (including the aforementioned lawsuit brought by the Fund), then promptly after the meeting BIGP will commence a tender offer to purchase all shares of RHR's common stock at a price of 98% of NAV.

Phillip Goldstein, a principal of BIGP, commented:

The board has refused to address RHR's persistent double-digit discount to its net asset value. Our tender offer will afford all shareholders an opportunity to realize 98% of NAV for their shares provided the board does not stand in their way. If the Fund's lawsuit is settled or dismissed before the March 8th annual meeting and shareholders vote to elect our nominees we anticipate commencing a tender offer approximately one week later.

Contact: Phillip Goldstein, Bulldog Investors General Partnership 914-747-5262

</TEXT>
</DOCUMENT>

Exhibit B

<DOCUMENT>
<TYPE>SC 13D/A
<SEQUENCE>1
<FILENAME>third.txt
<TEXT>

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
N.A

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership

2. CHECK THE BOX IF MEMBER OF A GROUP a[ ]

b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

---

7. SOLE VOTING POWER

230,610

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

230,610

---

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

230,610

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.28%

14. TYPE OF REPORTING PERSON

IA

This statement constitutes amendment No.6 to the Schedule 13D filed on June 5, 2006. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a-b As per the DEFC14A filed on 1/29/07 there were 2,485,000 shares of RHR outstanding as of 12/11/06. The percentage set forth in item 5 was derived using such number. BIGP beneficially owns an aggregate of 230,610 shares of RHR or 9.28 % of the outstanding shares. Power to dispose and vote securities lies solely with BIGP.
c) During the past 60 days the following shares of RHR were traded:
s =sales

8/13/2007	S	100	$	19.30
8/30/2007	S	1000	$	18.31
8/31/2007	S	3000	$	18.50
9/4/2007	S	3000	$	18.71
9/6/2007	S	300	$	18.52
9/11/2007	S	1800	$	18.30
9/12/2007	S	1000	$	18.30
9/13/2007	S	2590	$	18.33

d) BIGP is entitled to receive any dividends or sales proceeds.
e) NA

Item 7 is amended as follows:
Item 7. MATERIAL TO BE FILED AS EXHIBITS
None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/14/07

By: /s/ Phillip Goldstein
Name: Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP

</TEXT>
</DOCUMENT>

Exhibit C

SC 13D 1 a07-8013_1sc13d.htm SC 13D

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

RMR HOSPITALITY AND REAL ESTATE FUND

(Name of Issuer)

Common Shares

(Title of Class of Securities)

74963J108

(CUSIP Number)

Adrian Overstreet, as Trustee
5305 Arbutus Cove
Austin, Texas 78746
(512) 327-3133

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74963J108

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Adrian Overstreet, as Trustee of the Charitable Trust, pursuant to Article V of the RMR Hospitality and Real Estate Fund's Agreement and Declaration of Trust, dated January 27, 2004, as amended

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions)
OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With	
	7. Sole Voting Power **at least 124,870**
	8. Shared Voting Power **0**
	9. Sole Dispositive Power **0**
	10. Shared Dispositive Power **0**

11. Aggregate Amount Beneficially Owned by Each Reporting Person
at least 124,870

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13. Percent of Class Represented by Amount in Row (11)
at least 5.0%

14. Type of Reporting Person (See Instructions)
OO

CUSIP No. 74963J108

Item 1. Security and Issuer

The class of equity securities to which this Statement on Schedule 13D (the "Statement"), relates is the Common Shares, par value $0.001 per share (the "Common Shares"), of RMR Hospitality and Real Estate Fund, a Massachusetts business trust (the "Fund"). The principal executive offices of the Fund are located at 400 Centre Street, Newton, Massachusetts 02458.

Item 2. Identity and Background

This Statement is being filed on behalf of Adrian Overstreet as trustee of the charitable trust (the "Charitable Trustee"), pursuant to Article V of the Fund's Agreement and Declaration of Trust, dated January 27, 2004, as amended (the "Declaration of Trust").

(a)-(c) The address of the principal business office of the Charitable Trustee is 5305 Arbutus Cove, Austin, Texas 78746. Mr. Overstreet's present principal occupation/employment is attorney and private investor.

(d)-(e) During the last five years, Mr. Overstreet has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Overstreet has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Overstreet is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to Article V of the Declaration of Trust, with certain exceptions, shareholders of the Fund are prohibited from beneficially owning in excess of 9.8% of the outstanding Common Shares (the "Ownership Limitation"). Article V of the Declaration of Trust further provides that Common Shares owned in excess of the Ownership Limitation are subject to transfer to a charitable trust, and the charitable trust acquires certain rights with respect to those excess shares.

Based on information made known to me, including the Schedule 13D filed by Bulldog Investors General Partnership ("Bulldog") with the Securities and Exchange Commission (the "SEC") on June 5, 2006, and the Amendment Nos. 1, 2, 3 and 4 thereto filed by Bulldog with the SEC on August 1, 2006, November 9, 2006, November 17, 2006 and February 5, 2007, respectively (collectively, the "Bulldog Schedule 13D"), Bulldog, Mr. Phillip Goldstein and certain of their affiliates (collectively, the "Bulldog Group") claimed to beneficially own as of December 11, 2006, the record date for the Fund's 2007 annual meeting of shareholders (the "Record Date"), at least 368,400 Common Shares or approximately 14.8% of the Common Shares outstanding on such date. Based on the Fund's proxy statement relating to the Fund's 2007 annual meeting of shareholders filed with the SEC on January 29, 2007, as of the Record Date, there were 2,485,000 Common Shares outstanding. Accordingly, as of the Record Date, the Ownership Limitation was 243,530 Common Shares. Therefore, the Bulldog Group claimed beneficial ownership of at least 124,870 Common Shares in excess of the Ownership Limitation (such amount, the "Bulldog Group Excess Shares").

On December 6, 2006, pursuant to Article V of the Declaration of Trust, the Fund's Board of Trustees appointed the Charitable Trustee. According to the Amendment No. 4 to Schedule 13D filed by Bulldog with the SEC on February 5, 2007, the Bulldog Group sold 125,000 Common Shares on February 2, 2007. Pursuant to Article V of the Declaration of Trust, at the Fund's 2007 annual meeting of shareholders held on March 8, 2007, the Charitable Trustee voted the Bulldog Group Excess Shares.

No funds were used by the Charitable Trustee in its acquisition of the Bulldog Group Excess Shares.

3

CUSIP No. 74963J108

Item 4. Purpose of Transaction

The response to Item 3 is incorporated herein by reference. Pursuant to Article V of the Declaration of Trust, the Charitable Trustee obtained rights to the Bulldog Group Excess Shares afforded to the Charitable Trustee pursuant to that article. Pursuant to Article V of the Declaration of Trust, to the extent the Bulldog Group or other persons were to acquire Common Shares or other Fund securities in violation of the Ownership Limitation, the Charitable Trustee may obtain additional beneficial ownership of Common Shares or obtain ownership of other Fund securities. The Charitable Trustee did not pay any consideration in connection with the Bulldog Group Excess Shares. The Charitable Trustee reserves the right to take such action as the Charitable Trustee deems appropriate with regard to the Bulldog Excess Shares.

Item 5. Interest in Securities of the Issuer

(a), (b) and (d) As disclosed in Item 3, based on information made known to me, including the Bulldog Schedule 13D, as of the Record Date, the Bulldog Group claimed beneficial ownership of 124,870 Common Shares in excess of the Ownership Limitation. Those excess shares represent approximately 5.0% of the Common Shares outstanding. Article V of the Declaration of Trust grants the Charitable Trustee certain rights with respect to the Bulldog Group Excess Shares, including rights with respect to voting, dividends and disposition. Pursuant to Article V of the Declaration of Trust, the Charitable Trustee voted those excess shares at the Fund's 2007 annual meeting of shareholders. Pursuant to Article V of the Declaration of Trust, to the extent the Bulldog Group or other persons were to acquire Common Shares or other Fund securities in violation of the Ownership Limitation, the Charitable Trustee may obtain additional beneficial ownership of Common Shares or obtain ownership of other Fund securities.

(c) The response to Item 3 is incorporated herein by reference.

(e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 3, 4 and 5 are incorporated herein by reference. Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Charitable Trustee and any person with respect to any securities of the Fund.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Exhibit Name
1	RMR Hospitality and Real Estate Fund Agreement and Declaration of Trust, dated January 27, 2004, as amended.

CUSIP No. 74963J108

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2007

/s/ Adrian Overstreet

Name: Adrian Overstreet, as Trustee of the Charitable Trust, pursuant to Article V of the RMR Hospitality and Real Estate Fund's Agreement and Declaration of Trust, dated January 27, 2004, as amended

EXHIBIT INDEX

Exhibit Number	Exhibit Name
1	RMR Hospitality and Real Estate Fund Agreement and Declaration of Trust, dated January 27, 2004, as amended.

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT

RMR HOSPITALITY and REAL ESTATE FUND,

Plaintiff,

ADRIAN OVERSTREET, as Charitable Trustee Arising Under the RMR Hospitality And Real Estate Fund Agreement and Declaration of Trust,

Intervenor-Plaintiff,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP;
OPPORTUNITY PARTNERS LIMITED PARTNERSHIP;
FULL VALUE PARTNERS LIMITED PARTNERSHIP;
OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP;
KIMBALL & WINTHROP, INC.;
FULL VALUE ADVISORS, LLC;
SPAR ADVISORS, LLC;
STEADY GAIN PARTNERS, LP;
BJS MANAGEMENT LLC;
MERCURY PARTNERS, LP;
GSG CAPITAL ADVISORS, LLC;
CALAPASAS INVESTMENT PARTNERSHIP NO. 1, LP;
CALAPASAS INVESTMENT PARTNERSHIP NO. 2, LP;
KLEIN, BOGAKOS & ROBERTSON, CPAs, INC.;
SAMUELS ASSET MANAGEMENT, INC.;
PHILLIP GOLDSTEIN;
STEVEN SAMUELS; and
JOHN DOES NUMBER 10-500,

Defendants.

Civil Action
No. MICV2006-04054

SAMUELS ASSET MANAGEMENT, INC. AND
<u>STEVEN SAMUELS' MOTION TO DISMISS THE PLAINTIFF'S COMPLAINT</u>

Defendants Samuels Asset Management, Inc. ("SAM") and Steven Samuels respectfully move this Court to dismiss all claims against them set forth in the Amended Complaint of Plaintiff, and submit the accompanying memorandum of law in support of the motion. In addition to the reasons for dismissal set forth in this motion and the accompanying memorandum of law, the claims against SAM and Samuels should be dismissed for the reasons set forth in the Bulldog Defendants' motion to dismiss and memorandum of law, which SAM and Samuels join and incorporate by reference.

WHEREFORE, the Court should grant the motion and dismiss Plaintiff's claims against SAM and Steven Samuels, and grant all other relief the Court deems just.

Respectfully submitted,

Dated: December 28, 2007

SAMUELS ASSET MANAGEMENT, INC. AND STEVEN SAMUELS,

By their attorneys,

Robert N. Feldman (BBO#630734)
Birnbaum & Godkin, LLP
280 Summer Street
Boston, MA 02210
617-307-6100

Lucy D. Lovrien (BBO# 555042)
Ten Winthrop Square
Boston, MA 02210
617-423-4050

CERTIFICATE OF SERVICE

I, Robert N. Feldman, counsel for defendants Samuels Asset Management, Inc. and Steven Samuels, do hereby certify that on this 28th day of December, 2007, I caused to be served a true copy of the foregoing Motion to Dismiss upon all parties by mailing same, first class mail, postage prepaid, to all counsel of record as follows:

Jane E. Willis, Esq. Justin J. Wolosz, Esq. Ropes & Gray LLP One International Place Boston, MA 02110 Attorneys for Plaintiff RMR Hospitality and Real Estate Fund	Philip Y. Brown, Esq. Brian R. Birke, Esq. Adler, Pollock & Sheehan, P.C. 175 Federal Street Boston, MA 02110 Attorneys for Intervenor Plaintiff Adrian Overstreet
Theodore M. Hess-Mahan, Esq. Hutchings, Barsamian, Mandelcorn & Zeytoonian, LLP. 110 Cedar Street Wellesley Hills, MA 02481 Gregory E. Keller, Esq. Chitwood Harley Harnes LLP 11 Grace Avenue, Suite 306 Great Neck, New York 11021 James M. Wilson, Jr., Esq. Chitwood Harley Harnes LLP 2300 Promenade II 1230 Peachtree Street N.E. Atlanta, GA 30309 Attorney for Defendants: Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors, LLC, Steady Gain Partners, LP, BJS Management LLC, Mercury Partners, LP, GSG Capital Advisors, LLC, Calapasas Investment Partnership No. 1, LP, Calapasas Investment Partnership No. 2 LP, Klein, Bogakos & Robertson, CPAs and Phillip Goldstein	

Robert N. Feldman

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT

RMR HOSPITALITY and REAL ESTATE FUND,

Plaintiff,

ADRIAN OVERSTREET, as Charitable Trustee Arising Under the RMR Hospitality And Real Estate Fund Agreement and Declaration of Trust,

Intervenor-Plaintiff,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP;
OPPORTUNITY PARTNERS LIMITED PARTNERSHIP;
FULL VALUE PARTNERS LIMITED PARTNERSHIP;
OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP;
KIMBALL & WINTHROP, INC.;
FULL VALUE ADVISORS, LLC;
SPAR ADVISORS, LLC;
STEADY GAIN PARTNERS, LP;
BJS MANAGEMENT LLC;
MERCURY PARTNERS, LP;
GSG CAPITAL ADVISORS, LLC;
CALAPASAS INVESTMENT PARTNERSHIP NO. 1, LP;
CALAPASAS INVESTMENT PARTNERSHIP NO. 2, LP;
KLEIN, BOGAKOS & ROBERTSON, CPAs, INC.;
SAMUELS ASSET MANAGEMENT, INC.; PHILLIP GOLDSTEIN;
STEVEN SAMUELS; and
JOHN DOES NUMBER 10-500,

Defendants.

Civil Action
No. MICV2006-04054

SAMUELS ASSET MANAGEMENT, INC.
AND STEVEN SAMUELS' MEMORANDUM OF LAW IN
<u>SUPPORT OF THEIR MOTION TO DISMISS THE PLAINTIFF'S COMPLAINT</u>

Samuels Asset Management, Inc. ("SAM") and Steven Samuels -- both of whom were added as parties when Plaintiff served its Amended Complaint -- seek dismissal of all claims against them for two independent reasons. First, SAM and Samuels are not subject to the personal jurisdiction of this Court. Second, Plaintiff's Amended Complaint fails to state any claim against SAM and Samuels. As set forth below and for the additional reasons stated in the Bulldog Defendants'[1] motion to dismiss and supporting memorandum of law, the claims against SAM and Samuels should be dismissed in their entirety.[2]

SUMMARY BACKGROUND

On November 13, 2006, RHR filed a Complaint against a group of defendants alleging that they had violated an Agreement and Declaration of Trust ("Trust Agreement") by acquiring more than 9.8% of RHR stock. See November 13, 2006 Original Complaint ("OC") ¶ 1. All of the non-individual Bulldog Defendants were alleged to share general partnership and/or limited partnership relationships between and among them, and Plaintiff calculated the Bulldog Defendants ownership interest in RHR by aggregating the group's shares. See OC ¶¶ 19, 25-26.

The chief grievance of the Complaint was that the defendants had acquired too many shares of RHR stock. Id. ¶ 1. By way of relief, RHR's Complaint demanded that the defendants reduce their stock ownership below the 9.8% threshold. Id. ¶¶ 53-62. On February 7, 2007, without conceding that the 9.8% limitation was enforceable, the Bulldog Defendants voluntarily reduced their ownership interest below the 9.8%.

---

[1] "Bulldog" or "Bulldog Defendants" refers to the following parties identified in the Amended Complaint: Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, and Spar Advisors LLC.

[2] SAM and Samuels do not repeat herein the full litigation background that is set forth in the Bulldog Defendants' memorandum of law in support of their motion to dismiss. Instead, SAM and Samuels incorporate the Bulldog Defendants' memorandum of law by reference, including the additional grounds for dismissing Plaintiff's claims described therein. Accordingly, this memorandum is supplementary, in that it includes facts and arguments that are in addition to those stated in the Bulldog Defendants' motion and memorandum.

Despite the Bulldog Defendants' voluntary divestment, RHR did not dismiss its suit, which suddenly was devoid of its stated purpose. Instead, Plaintiff tried to cure its newfound problem by amending its Complaint to add claims[3] and defendants, including SAM and Samuels. See June 4, 2007, Amended Complaint ("AC"). SAM was added because it allegedly holds 9,500 shares of RHR stock. See AC, ¶¶ 34, 48. Plaintiff added SAM (and Samuels) to this action for an unmistakable purpose -- in order to claim that the defendants, as a group now including SAM, once again hold more than 9.8% of RHR stock.[4]

Plaintiff's efforts to resuscitate its claims by adding SAM and Samuels should be rejected for two reasons. First, in its haste to try to save this suit (presumably to keep alive a claim for ever-increasing attorneys' fees), Plaintiff ignored the fact that SAM and Samuels have not engaged in any activity in the Commonwealth related to this dispute, and have had no other meaningful contacts with the Commonwealth that would subject either to personal jurisdiction here. Second, on the merits, the Amended Complaint fails to state a claim because the Amended Complaint alleges no facts that could establish that SAM (the alleged holder of 9,500 shares of RHR stock) or Samuels (not alleged to own any RHR stock) are in any way part of a larger shareholder group holding more than 9.8% of RHR stock; or that SAM or Samuels otherwise engaged in some unlawful conduct.

FACTS SPECIFIC TO SAM AND SAMUELS' MOTION TO DISMISS

SAM, founded by Steven Samuels, manages assets for individual clients, but has no economic interest in any of the shares held for its clients. See Affidavit of Steven Samuels

[3] The Amended Complaint asserts four claims: Count I (Declaratory Judgment), Count II (Specific Performance), Count III (Specific Performance), and Count IV (M.G.L ch. 93A).

[4] After Plaintiff filed its Amended Complaint, defendants further reduced their ownership interest in RHR so that even when adding SAM's alleged 9,500 shares, defendants' collective ownership stake remains below the 9.8% threshold.

("Samuels Aff."), ¶ 2. SAM is a California corporation with a places of business only in Connecticut and New York. AC, ¶ 20. Samuels resides Connecticut. AC, ¶ 22. SAM has no Massachusetts clients and does not transact or solicit business in Massachusetts. Samuels Aff., ¶ 3. SAM and Samuels do not own any real estate, have business offices, or employees in Massachusetts. Id., ¶ 4. SAM has not registered with any governmental agencies in Massachusetts, such as the Secretary of State, and does not have a registered agent for service of process here. Id., ¶ 5. Finally, other than one non-business related visit to Massachusetts three years ago, Samuels has not had any contact with Massachusetts. Id., ¶ 6.

In addition to having had no material contacts with Massachusetts, SAM and Samuels are not alleged to have taken any action giving rise to any claim in this suit. There is no allegation that Samuels or SAM corresponded with RHR management or any RHR shareholder or otherwise participated in any improper effort to accumulate RHR stock. Moreover, unlike all of the other corporate defendants, SAM is not alleged to have any limited or general partnership affiliation with the other Bulldog Defendants. See AC, ¶ 33 (alleging limited or general partnership relationships between and among all non-individual defendants, except SAM). The only allegations trying to find a nexus between SAM/Samuels and this dispute are:

- Samuels is a founder and principal of Bulldog (¶ 34);
- Samuels serves as the primary Bulldog representative for investors (¶ 34);
- SAM shares office space in the same building as some of the Bulldog Defendants (¶¶ 7,11-12, 20-21); and
- "Samuels is president of [SAM], which owns 9,500 shares of RHR and is an affiliate of Bulldog and Goldstein." (¶ 34).

Beyond these four assertions, there are no other facts alleged concerning the relationship between SAM and Samuels and the other defendants. For example, there are no allegations that

SAM is a party to, or has obligations under, the Trust Agreement governing the Bulldog Defendants' stock ownership. There are also no allegations regarding who holds voting power over the RHR shares SAM allegedly owns. Similarly, there are no allegations concerning whether the Bulldog Defendants share any power to dispose of, or direct the disposition of, the SAM-held RHR shares. In short, the Amended Complaint is completely devoid of any allegation that there exists any agreement between SAM and the Bulldog Defendants with respect to the RHR stock.

ARGUMENT

As discussed below in Section I, the Amended Complaint should be dismissed as to SAM and Samuels because this Court does not have personal jurisdiction over them. The Amended Complaint should be dismissed as to SAM and Samuels for the alternative reason that the Plaintiff has failed to state a claim against SAM and Samuels because, even if the allegations of the Amended Complaint are taken as true, as a matter of law there is no basis to consider SAM and Samuels as part of the Bulldog Defendant group for the purposes of calculating the alleged group's share ownership or otherwise holding SAM and Samuels liable for any alleged wrongdoing of the other defendants.

I. THE COMPLAINT MUST BE DISMISSED PURSUANT TO MASS. R. CIV. P. 12(b)(2) FOR LACK OF PERSONAL JURISDICTION OVER SAM AND SAMUELS

In order for this Court to exercise personal jurisdiction over SAM or Samuels, RHR must meet its burden of making a prima facie showing of specific facts which, if credited, are sufficient to support a finding of personal jurisdiction. See Droukas v. Divers Training Academy, Inc., 375 Mass. 149, 151 (1978). "'In resolving the issue [of whether the plaintiff has established its burden], [a Court should] accept as true only the uncontroverted facts as they appear in the materials which [are] before the ... Court.'" Bliss Valley Properties, LLC v. Eliopulos, No. 041100BLS, 2005 WL 1683749, at *8 (Mass. Super. June 2, 2005) (brackets in original) citing Fern v. Immergut, 55 Mass. App. Ct. 577, 579 (2002).[5]

RHR alleges that this Court has jurisdiction over SAM and Samuels under M.G.L. c. 223A, § 3. In determining whether it has jurisdiction over SAM and Samuels, the Court must conduct a two prong analysis. First, the Court must determine if the Massachusetts long-arm statute authorizes jurisdiction. See M.G.L. c. 223A, §§ 3(a)-(h). Second, the Court must determine if the exercise of jurisdiction is consistent with basic due process requirements of the United States Constitution. The Court may only exercise jurisdiction over SAM and Samuels if it answers both questions in the affirmative. See Tatro v. Manor Care, Inc., 416 Mass. 763, 767 (1994); Good Hope Indus., Inc. v. Ryder Scott Co., 378 Mass. 1, 5-6 (1979).

A. The Massachusetts Long-arm Statute

RHR makes no allegations against SAM or Samuels that satisfy the Massachusetts long-arm statute. Specifically, Plaintiff does not allege (nor can it allege) that SAM and Samuels transact business in Massachusetts (c. 223A, §3(a)), supplied services or things in the Commonwealth (§3(b)), or committed some act in the Commonwealth that caused tortious injury here (§3(c)).

The allegations in the Amended Complaint specific to SAM or Samuels are few and far between. SAM and Samuels are acknowledged to be non-residents.[6] Unlike the other defendants, SAM is not alleged to be a general or limited partner of any of the Bulldog

---

[5] In conducting a personal jurisdiction analysis, this Court may consider affidavits. See Spring v. Geriatric Authority of Holyoke, 394 Mass. 274, 292 (1985).

[6] The Amended Complaint alleges that SAM is a California corporation with its place of business in either Connecticut or New York. AC, ¶ 20. The Amended Complaint further alleges that Samuels is a principal of Bulldog, a New York corporation with its place of business in New York. Id., ¶¶ 6, 34.

Defendants. Nor are SAM and Samuels alleged to have engaged in any of the Massachusetts contacts -- i.e., sending letters into Massachusetts -- that Plaintiff has attributed to the other Bulldog Defendants. Further, Samuels is not even alleged to have had any decision-making or other role in the Bulldog Defendants' acquisition of RHR stock.[7] SAM is not alleged to have any Massachusetts client investors, nor is SAM alleged to have solicited business in Massachusetts. Finally, other than one non-business related visit to Massachusetts three years ago, Samuels has not had (and is not alleged to have had) any contact with Massachusetts.

Therefore, the Amended Complaint relies entirely on two facts in an effort to tie SAM and Samuels to Massachusetts: SAM alleged ownership of 9,500 shares of RHR stock and SAM's and Samuels' unspecified "affiliate" relationship with the Bulldog Defendants. It is well-settled that SAM's mere alleged ownership of RHR's stock cannot serve as the basis for jurisdiction over SAM or Samuels. See Shaffer v. Heitner, 433 U.S. 186, 216-217 (1977) ("(i)t strains reason . . . to suggest that anyone buying securities in a corporation formed in [Massachusetts] 'impliedly consents' to subject himself to [Massachusetts] . . . jurisdiction on any cause of action"). For this reason, Massachusetts courts will not assert personal jurisdiction over a defendant by reason of his or her stock holdings. See, e.g., Biopharma Capital, LTD. V. Lydon, No. 01-1926, 2002 WL 31957013, *4 (Mass. Super. Dec. 2, 2002) citing Johnson Creative Arts Inc. v. Wool Masters, Inc., 573 F. Supp. 1106, 1111 (D. Mass. 1983), aff'd by 743 F. 2d. 947 (1st Cir. 1984)).

Similarly, vague reference to an "affiliate" relationship or to Samuels' co-founder and principal status also is not enough to confer personal jurisdiction over Samuels or SAM. The Appeals Court addressed this very question and determined that despite a finding of personal

[7] As a factual matter, he had no such role. See Samuels Aff. ¶ 7.

jurisdiction over a defendant corporation and an individual defendant who was the President and decision-maker for the company, the company's "lesser officers"[8] were not subject to personal jurisdiction because "there is no allegation of conduct by [lesser officers] in Massachusetts bearing on [the plaintiff's] claim." Kleinerman v. Morse, 26 Mass. App. Ct. 819, 825 (1989).

B. The Due Process Clause

Additionally, the Massachusetts long-arm statute can only assert jurisdiction over a person to the extent allowed by the United States Constitution, and the Constitution would not permit this Court asserting jurisdiction over SAM and Samuels on these facts. See Fern, 55 Mass. App. Ct. at 583.

Specifically, in order for nonresident SAM and Samuels to be subject to jurisdiction in Massachusetts, there must be some act by which SAM and Samuels purposefully availed themselves of the privilege of conducting activities within the forum state, thus invoking the benefits and protection of its law. See Hanson v. Denckla, 357 U.S. 235, 253 (1958). Here, because there are no acts by SAM or Samuels associated with this dispute (e.g., no letters sent by Samuels into Massachusetts), none are alleged in the Amended Complaint. The most that Plaintiff can muster is to allege that Samuels is a co-founder and principal in Bulldog, and that there is some vague "affiliate" relationship between the Bulldog Defendants and SAM and Samuels. These allegations are not sufficient to satisfy the Constitutional requirement that SAM and Samuels have minimum contacts with the Commonwealth such that it would be reasonable to hail them into a Massachusetts court.

---

[8] The "lesser officers" in Kleinerman held positions that included membership on the company's board of directors. 26 Mass. App. Ct. at 825.

Accordingly, the Amended Complaint must be dismissed as to SAM and Samuels for lack of personal jurisdiction.[9]

II. AMENDED COMPLAINT FAILS TO STATE A CLAIM AND MUST BE DISMISSED PURSUANT TO MASS. R. CIV. P. 12(b)(6) BECAUSE SAM AND SAMUELS ARE NOT PART OF THE DEFENDANT "GROUP" AND HAVE ENGAGED IN NONE OF THE ALLEGED WRONGFUL CONDUCT

A motion to dismiss pursuant to Mass. R. Civ. P. 12(b)(6) should be granted when it is clear that the facts alleged in the complaint fail to state a claim for relief for the plaintiff. See Schaer v. Brandeis Univ., 432 Mass. 474, 477 (2000). SAM and Samuels are not alleged to have had anything to do with the alleged improper acts of the other named defendants. Absent some allegation (beyond SAM's alleged ownership of 9,500 shares of RHR stock), the claims against SAM and Samuels must therefore be dismissed.[10]

A. The Amended Complaint Fails to Allege Facts Supporting the Claim that SAM and Samuels are Part of the Bulldog Defendant "Group"

As noted above, RHR amended its complaint to add SAM and Samuels to this litigation for one purpose: namely, to revive the claim that the defendant group, as a whole, owns more than 9.8% of RHR stock. Because there are no allegations of any activity or conduct by SAM or Samuels specific to the events in suit, Plaintiff appears to rely entirely on the hope that it will eventually prove that SAM can be combined with the other Bulldog Defendants and considered as one "person" under the Trust Agreement.[11] The Amended Complaint, however, does not go

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[9] As a practical matter, dismissing SAM and Samuels does not change the case dynamics from Plaintiff's perspective, as Plaintiff can make whatever RHR share aggregation arguments it wishes even if SAM and Samuels are no longer parties to this litigation.

[10] As noted above, SAM and Samuels join in the Bulldog Defendants Motion to Dismiss on the additional grounds that Counts One and Two of the Amended Complaint are moot, the remedy sought by Count Three is not, as a matter of law, available to Plaintiff, and Count Four fails for the reasons set forth in the Bulldog Defendants' Memorandum of Law and the reasons stated below.

[11] The Amended Complaint does not allege that 9,500 shares held by SAM on their own rise to the 9.8% threshold.

so far as to explicitly assert that SAM and the rest of the Bulldog Defendants are one "person," and the Amended Complaint fails to allege any facts permitting such a finding.

It is undisputed that the Trust Agreement states that no "person" shall hold more than 9.8% of RHR stock. Under the terms of the Trust Agreement, a "person" is defined as:

> an individual, corporation, partnership, estate, trust ..., association, private foundation ..., joint stock company or other entity and also includes <u>a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934</u> ...

Therefore, the only way for Plaintiff to aggregate the alleged shares held by SAM with those held by the other defendants is to establish that SAM forms part of the "group" of Bulldog Defendants, pursuant to § 13(d)(3) of the Exchange Act. In order to sufficiently allege that SAM and the Bulldog Defendants constitute a § 13(d) beneficial ownership group, RHR is, at a minimum, required to show that the Bulldog Defendants and SAM share or exchange voting power and investment power of the RHR stocks. <u>See</u> 17 C.F.R. § 240.13d-3.[12]

RHR, however, does not -- because it cannot -- allege that the Bulldog Defendants and SAM constitute a beneficial ownership group or person for purposes of the Exchange Act. Instead, the Amended Complaint does no more than baldly assert that the Bulldog defendants and SAM are "affiliates." RHR does not allege that SAM's shares of RHR are held for the benefit of the Bulldog Defendants. The Amended Complaint does not contain any allegation that SAM is a party to, or has obligations under, the Trust Agreement that governs the Bulldog Defendants shares of RHR and on which RHR pins its case. RHR alleges no facts showing that

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[12] The Code of Federal Regulations defines a beneficial owner of a security as:

> any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares:
> (1) Voting power which includes the power to vote, or to direct the voting of, such security; and/or,
> (2) Investment power which includes the power to dispose, or direct the disposition of, such security.

the Bulldog Defendants have the power to dispose of, or direct the disposition of, the SAM-owned RHR stock.

Instead of directly and clearly pleading that SAM is part of the Bulldog Defendant "group" under the Trust Agreement and Section 13(d) of the Exchange Act -- something Plaintiff prudently chose not to assert even in a conclusory fashion -- the only allegations Plaintiff made are that: Samuels is a founder and principal of Bulldog (¶ 34); Samuels serves as the primary Bulldog representative for investors (¶ 34); and SAM shares office space in the same building as some of the Bulldog Defendants (¶¶ 7,11-12, 20-21). These factual allegations, even if taken as true, are wholly inadequate as a matter of law to satisfy Section 13(d). None of these allegations, for example, relates to voting and/or investment power over any SAM-owned RHR stock.

Absent some allegations of fact creating the possibility that SAM could qualify as part of the Bulldog Defendant group under the Trust Agreement and Section 13(d), the Amended Complaint against SAM (and Samuels) must be dismissed. See Trans World Corp. v. Odyssey Partners, 561 F. Supp. 1315, 1323 (D.C.N.Y. 1983) (dismissing Section 13(d) claim because the "unadorned allegation that defendants are acting as a group is not adequate to sustain a Section 13(d) claim"). Here, the Amended Complaint does not venture so far as to specifically allege that SAM was acting as part of the Bulldog Defendant group. Instead, Plaintiff only alleges vague "affiliate" connections. Like the Section 13(d) claim in Trans World -- dismissed for lack of any "allegation showing the basis for Trans World's conclusion that the Oppenheimer Entities were part of a Section 13(d) group with the other defendants, except the allegation that Odyssey's partners enjoyed unspecified 'positions of responsibility and influence' with the Oppenheimer Entities" -- so too must the claims against SAM and Samuels be dismissed here.

B. SAM and Samuels Are Not Alleged to Have Engaged in Any Improper Conduct Supporting Plaintiff's Claims

Finally, beyond the claims Plaintiff asserts to enforce the 9.8% share limitation, the Amended Complaint seeks to have Plaintiff recover its attorney's fees incurred as a result of alleged improper conduct by defendants. See AC, Count IV (G.L. 93A). The Bulldog Defendants have moved to dismiss Count IV on the grounds that the Amended Complaint fails to satisfy three key requirements of a Chapter 93A claim, and to the extent that this Court has not dismissed SAM and Samuels on personal jurisdiction grounds, SAM and Samuels hereby join the Bulldog Defendants' motion with respect to Count IV, as well as Counts I through III.[13]

Plaintiff's Chapter 93A claim must be dismissed as to SAM and Samuels for the additional reason that SAM and Samuels are not alleged to have engaged in any of the "unfair and extortionate" conduct described by Plaintiff's Amended Complaint. See, e.g., AC,¶¶ 49-85; 110-111. While Plaintiff generally alleges that "Bulldog" engaged in the alleged conduct, none of the wrongful conduct is alleged to have been committed by Samuels or SAM. The Amended Complaint, instead, identifies only Goldstein and other defendants as having engaged so-called "activist techniques" and letter writing that Plaintiff attempts to characterize as a Chapter 93A violation. There is no mention of Samuels or SAM having any involvement in any of these activities. The absence of any allegation that SAM or Samuels committed some act or omission amounting to unfair or deceptive conduct means that Plaintiff's already-defective Chapter 93A claim must, for this additional reason, fail against SAM and Samuels. M.G.L. c. 93A, § 11 (including the essential requirement that the defendant be a "person who engages in any trade or

[13] In sum, the Bulldog Defendants grounds for dismissal of Plaintiff's Chapter 93A claim are that Bulldog has not engaged in "trade or commerce" with RHR; Plaintiff has not alleged any cognizable loss; and the alleged acts did not occur primarily and substantially in Massachusetts.

commerce" and who engages in "an unfair method of competition or an unfair or deceptive act or practice declared unlawful . . .").

CONCLUSION

For the foregoing reasons, SAM and Samuels respectfully request that this Court dismiss the Amended Complaint as to SAM and Samuels pursuant to Mass. R. Civ. P. 12(b)(2), or, in the alternative, dismiss the Amended Complaint as to SAM and Samuels pursuant to Mass. R. Civ. P. 12(b)(6).

Respectfully submitted,

Dated: December 28, 2007

SAMUELS ASSET MANAGEMENT, INC. AND STEVEN SAMUELS,

By their attorneys,

Robert N. Feldman (BBO# 30734)
Birnbaum & Godkin, LLP
280 Summer Street
Boston, MA 02210
617-307-6100

Lucy D. Lovrien (BBO# 555042)
Ten Winthrop Square
Boston, MA 02210
617-423-4050

CERTIFICATE OF SERVICE

I, Robert N. Feldman, counsel for defendants Samuels Asset Management, Inc. and Steven Samuels, do hereby certify that on this 28th day of December, 2007, I caused to be served a true copy of the foregoing Samuels Asset Management, Inc.'s and Steven Samuel's Memorandum of Law in Support of Their Motion to Dismiss upon all parties by mailing same, first class mail, postage prepaid, to all counsel of record as follows:

Jane E. Willis, Esq. Justin J. Wolosz, Esq. Ropes & Gray LLP One International Place Boston, MA 02110 Attorneys for Plaintiff RMR Hospitality and Real Estate Fund	Philip Y. Brown, Esq. Brian R. Birke, Esq. Adler, Pollock & Sheehan, P.C. 175 Federal Street Boston, MA 02110 Attorneys for Intervenor Plaintiff Adrian Overstreet

Theodore M. Hess-Mahan, Esq. Hutchings, Barsamian, Mandelcorn & Zeytoonian, LLP. 110 Cedar Street Wellesley Hills, MA 02481 Gregory E. Keller, Esq. Chitwood Harley Harnes LLP 11 Grace Avenue, Suite 306 Great Neck, New York 11021 James M. Wilson, Jr., Esq. Chitwood Harley Harnes LLP 2300 Promenade II 1230 Peachtree Street N.E. Atlanta, GA 30309 Attorney for Defendants: Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors, LLC, Steady Gain Partners, LP, BJS Management LLC, Mercury Partners, LP, GSG Capital Advisors, LLC, Calapasas Investment Partnership No. 1, LP, Calapasas Investment Partnership No. 2 LP, Klein, Bogakos & Robertson, CPAs and Phillip Goldstein	

Robert N. Feldman

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT

RMR HOSPITALITY and REAL ESTATE FUND,

Plaintiff,

ADRIAN OVERSTREET, as Charitable Trustee Arising Under the RMR Hospitality And Real Estate Fund Agreement and Declaration of Trust,

Intervenor-Plaintiff,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP;
OPPORTUNITY PARTNERS LIMITED PARTNERSHIP;
FULL VALUE PARTNERS LIMITED PARTNERSHIP;
OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP;
KIMBALL & WINTHROP, INC.;
FULL VALUE ADVISORS, LLC;
SPAR ADVISORS, LLC;
STEADY GAIN PARTNERS, LP;
BJS MANAGEMENT LLC;
MERCURY PARTNERS, LP;
GSG CAPITAL ADVISORS, LLC;
CALAPASAS INVESTMENT PARTNERSHIP NO. 1, LP;
CALAPASAS INVESTMENT PARTNERSHIP NO. 2, LP;
KLEIN, BOGAKOS & ROBERTSON, CPAs, INC.;
SAMUELS ASSET MANAGEMENT, INC.;
PHILLIP GOLDSTEIN;
STEVEN SAMUELS; and
JOHN DOES NUMBER 10-500,

Defendants.

Civil Action
No. MICV2006-04054

AFFIDAVIT OF STEVEN SAMUELS IN SUPPORT OF
MOTION TO DISMISS THE PLAINTIFF'S COMPLAINT

I, Steven Samuels, submit this Affidavit in support of Samuels Asset Management, Inc.'s And Steven Samuel's Motion to Dismiss the Plaintiff's Complaint, submitted herewith, and state as follows:

1. I founded Samuels Asset Management, Inc.

2. Samuels Asset Management, Inc. ("SAM") manages assets for individual clients, but has no economic interest in any of the shares held for its clients.

3. Neither I nor SAM transact or solicit business in Massachusetts, and SAM has no Massachusetts clients.

4. Neither I nor SAM own any real estate, have business offices, or have any employees in Massachusetts.

5. SAM has not registered with any governmental agencies in Massachusetts, such as the Secretary of State, and does not have a registered agent for service of process.

6. Other than one non-business related visit to Massachusetts three years ago, I have not traveled to Massachusetts.

7. I had no role, decision-making or otherwise, with respect to any acquisition of RHR Hospitality and Real Estate Fund stock by Bulldog Investors General Partnership or the other named defendants in the above-captioned litigation.

Signed under the penalties of perjury this 27 day of December, 2007.

Steven Samuels

CERTIFICATE OF SERVICE

I, Robert N. Feldman, counsel for defendants Samuels Asset Management, Inc. and Steven Samuels, do hereby certify that on this 28th day of December, 2007, I caused to be served a true copy of the foregoing Affidavit of Steven Samuels in Support of Samuels Asset Management, Inc.'s and Steven Samuels' Motion to Dismiss upon all parties by mailing same, first class mail, postage prepaid, to all counsel of record as follows:

Jane E. Willis, Esq. Justin J. Wolosz, Esq. Ropes & Gray LLP One International Place Boston, MA 02110 Attorneys for Plaintiff RMR Hospitality and Real Estate Fund	Philip Y. Brown, Esq. Brian R. Birke, Esq. Adler, Pollock & Sheehan, P.C. 175 Federal Street Boston, MA 02110 Attorneys for Intervenor Plaintiff Adrian Overstreet

Theodore M. Hess-Mahan, Esq. Hutchings, Barsamian, Mandelcorn & Zeytoonian, LLP. 110 Cedar Street Wellesley Hills, MA 02481 Gregory E. Keller, Esq. Chitwood Harley Harnes LLP 11 Grace Avenue, Suite 306 Great Neck, New York 11021 James M. Wilson, Jr., Esq. Chitwood Harley Harnes LLP 2300 Promenade II 1230 Peachtree Street N.E. Atlanta, GA 30309 Attorney for Defendants: Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors, LLC, Steady Gain Partners, LP, BJS Management LLC, Mercury Partners, LP, GSG Capital Advisors, LLC, Calapasas Investment Partnership No. 1, LP, Calapasas Investment Partnership No. 2 LP, Klein, Bogakos & Robertson, CPAs and Phillip Goldstein	

Robert N. Feldman

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT

RMR HOSPITALITY and REAL ESTATE FUND, et al.

Plaintiffs,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP, et al.

Defendants.

Civil Action No.: 06-4054-A

RHR'S OPPOSITION TO BULLDOG'S MOTION TO DISMISS THE AMENDED COMPLAINT

Jane E. Willis (#568024)
Justin J. Wolosz (#643543)
ROPES & GRAY LLP
One International Place
Boston, Massachusetts 02110-2624
(617) 951-7000 (phone)
(617) 951-7050 (fax)

Attorneys for Plaintiff RMR Hospitality and Real Estate Fund

TABLE OF CONTENTS

PRELIMINARY STATEMENT

The complaint in this case seeks the following relief: (i) declaratory judgment, (ii) specific performance and (iii) damages pursuant to Massachusetts General Laws Chapter 93A.

Plaintiff RMR Hospitality and Real Estate Fund ("RHR") is a closed end mutual fund organized as a Massachusetts business trust. The Defendants (collectively "Bulldog") operate an investment business commonly referred to as a "hedge fund". Bulldog is a self described "shareholder activist", which targets closed end mutual funds like RHR. Bulldog's business is to acquire a significant share position in a target fund and then to pressure the target fund's management to take drastic action, such as liquidation, a share buy back, a merger, or some other measure which may allow Bulldog to sell its shares at a profit. The actions Bulldog demands are often inconsistent with the fund's business strategy, and although they may allow Bulldog to realize a profit, they often leave the remaining shareholders with a financially weaker fund which is less able to achieve its investment objectives.

RHR's Declaration of Trust (the "Trust Agreement") includes a provision which limits the total shares an investor or group of investors acting together is permitted to own (the "Ownership Limitation"). RHR adopted the Ownership Limitation in part to prevent opportunistic investors like Bulldog from accumulating enough shares so that they might force RHR to take action inconsistent with its investment objectives. In 2006, Bulldog selected RHR as a target and purchased shares in excess of the Ownership Limitation. When RHR demanded that Bulldog bring its share ownership into compliance and attempted to enforce the Ownership Limitation, Bulldog challenged the limitation as unenforceable and threatened a proxy contest and expensive and time consuming litigation unless RHR acceded to Bulldog's demands.

RHR filed suit in November 2006. Since then, Bulldog has delayed this litigation and forced RHR to incur significant expense: first by filing a frivolous motion to dismiss based on lack of personal jurisdiction, then by pursuing a proxy context in bad faith, and then by improperly removing this case to federal court. Now, more than a year after RHR brought this action, Bulldog has again moved to dismiss. In its motion, Bulldog continues to assert that the Ownership Limitation is unenforceable and that it will not comply with RHR's Trust Agreement, but nevertheless argues that this dispute is moot and that RHR's claims fail as a matter of law. As explained below, this attempt by Bulldog to avoid litigating this case should fare no better than its previous attempts.

STATEMENT OF FACTS

Plaintiff RHR

RHR is a closed end mutual fund which, like many mutual funds, is organized as a Massachusetts business trust. RHR is located in Newton, Massachusetts. RHR is registered under the federal Investment Company Act; it is managed by a board of trustees, officers appointed by its board of trustees and RMR Advisors, Inc., a Massachusetts corporation which is a registered mutual fund adviser under the federal Investment Advisers Act. RHR's membership interests, or common shares, are traded on the American Stock Exchange. Amended Complaint ("Amended Compl.") ¶¶ 5, 26-27.

A closed end mutual fund like RHR differs from the more common open end mutual funds. In an open end fund, shares are continuously offered for sale, and investors can tender their shares to the fund for redemption. The price at which shares are bought and sold is calculated by taking an open end fund's "net asset value" ("NAV"), or the total value of the fund's investments divided by the number of outstanding shares. In a closed end fund, investors buy shares in an initial public offering or from other shareholders. A closed end fund does not regularly sell additional shares; rather, the number of shares is fixed and the shares trade on a securities exchange like shares of other public companies. Amended Compl. ¶¶ 28-29.

Because a closed end fund is not obligated to redeem shares upon request by shareholders, the fund is able to invest a greater amount of its assets in securities that offer long term value or are less liquid. Also, because they have a relatively stable amount of assets, closed end mutual funds are better able to use borrowed or leveraged funding to implement an investment program. Because a closed end fund's shares are not immediately redeemable and because their price is set by the forces of supply and demand in the market, shares of a closed end fund sometimes trade at a price that is higher or lower than the fund's NAV. The difference between a closed end fund's share trading price and its NAV is referred to as a "premium" if the shares are trading above NAV, and a "discount" if the shares are trading below NAV. Amended Compl. ¶¶ 30-31.

Defendants – The Bulldog Hedge Fund

Defendant Phillip Goldstein ("Goldstein") and his affiliates, which include at least the named defendants in this action, run a hedge fund called "Bulldog" or "Bulldog Investors". Bulldog consists of Bulldog Investors General Partnership ("BIGP"), which is a general partnership consisting of Defendants Opportunity Partners L.P. ("Opportunity Fund"), Full Value Partners L.P. ("Full Value Fund"), Opportunity Income Plus Fund L.P. ("Opportunity Plus Fund"), Kimball & Winthrop, Inc. ("Kimball & Winthrop"), Steady Gain Partners, LP ("Steady Gain"), Mercury Partners, LP ("Mercury"), and Calapasas Investment Partnership No. 1, LP ("Calapasas"). Goldstein is one of the founders and a principal of Bulldog, and also the President, controlling person and at least 50% owner of Kimball & Winthrop, which is the managing partner and investment advisor to BIGP and to Opportunity Fund, and is a sub-adviser to Steady Gain, Mercury and Calapasas. Goldstein is also the managing member of Full Value Advisors and Spar Advisors, which are the investment advisers to the Full Value Fund and Opportunity Plus Fund, respectively. Amended Compl. ¶ 33.

Defendant Steven Samuels is a co-founder and principal of Bulldog. Amended Compl. ¶ 34. He serves as Bulldog's primary representative in communicating with investors and prospective investors to raise money for Bulldog. Amended Compl. ¶ 34. In a recent enforcement action, the Massachusetts Securities Division found that Samuels "direct[s] and control[s] Bulldog and its partners . . . ." *In re Bulldog Investors General Partnership*, Recommended Findings of Fact and Conclusions of Law at 17-18 (Mass. Securities Division July 25, 2007), included in the Appendix[1] as Exhibit A.[2] Samuels also serves as president of defendant Samuels Asset Management ("SAM"), which is an affiliate of Bulldog and Goldstein. Like Bulldog, SAM also owns shares of RHR. Amended Compl. ¶ 34.

Bulldog's "shareholder activist" business involves acquiring shares in closed end funds like RHR, then pressuring management by publicly campaigning for liquidation, a share buy back or other changes. Bulldog threatens and engages in expensive litigation and publicizes its activities to pressure management to accede to its demands. Bulldog boasts that it has "been involved in nearly two dozen proxy contests over the past 8 years." Amended Compl. ¶¶ 36-37.

While Bulldog's tactics may result in temporary higher share prices for its target funds,

[1] The Exhibits referenced in this Opposition are included in RHR's Appendix Of Exhibits In Opposition To Defendants' Motions To Dismiss, which is being submitted with this Opposition.

[2] The Acting Director's Final Order adopted these preliminary findings and conclusions "in their entirety." *See In re Bulldog Investors General Partnership*, E-07-0002, Final Order at 1 (Mass. Securities Division Oct. 17, 2007), included in the Appendix as Exhibit B. This Court may consider matters of public record and orders in considering a motion under Mass. R. Civ. P. 12(b)(6). *See Schaer v. Brandeis Univ.*, 432 Mass. 474, 477 (2000) (quoting 5A C.A. Wright & A.R. Miller, Federal Practice and Procedure § 1357 at 299 (1990)).

allowing it to realize a profit, they often impose demands on a fund that are inconsistent with the fund's business strategy and often leave the remaining shareholders with weaker companies. For example, Defendant Goldstein testified that one approach he advocates is increasing the dividends a fund pays to shareholders to the point of "paying out more than the fund is earning." Amended Compl. ¶ 39. Prospective investors may then view these high dividends as a sign of financial strength, which may increase demand for the shares and drive up the price. But, paying dividends that exceed the fund's earnings will reduce the fund's assets. As a result, while investors like Bulldog can sell their shares at the higher price, the remaining investors will be left with a fund that cannot sustain those high dividends and is worth less. This dividend strategy is just one of the actions Bulldog demands as part of its activist investing business. Other measures Bulldog advocates, such as share buy backs, liquidation or conversion to an open end fund, may also reduce the fund's assets and harm its investment program. Amended Compl. ¶¶ 38-39.

RHR's Ownership Limitation

RHR's Ownership Limitation provides that, with certain exceptions not applicable to Bulldog, no person may own more than 9.8% of RHR's outstanding shares. Trust Agreement, Article V § 2.1(a).[3] "Person" is defined broadly to include individuals, corporations, associations, and "groups" as defined in the Securities Exchange Act of 1934. Trust Agreement, Article I § 2(g). The Trust Agreement requires that any person seeking to acquire shares in excess of 9.8% must provide advance written notice to RHR. Trust Agreement, Article V § 2.3. It also requires that shareholders who own more than 5% of RHR's outstanding shares provide information that RHR may request in order to ensure compliance with the Ownership Limitation. Trust Agreement, Article V § 2.4. This provision allows RHR to determine whether a

[3] This memorandum will cite directly to the Trust Agreement, which is attached to the Amended Complaint at Exhibit A.

shareholder is in compliance with the Ownership Limitation, to monitor the ownership of shareholders who may breach the Ownership Limitation and to identify how its shares are held should it become necessary to enforce the restriction. Trust Agreement, Article V § 2.4.

RHR has disclosed its Ownership Limitation in every offering prospectus it has distributed. The provision was adopted in part to prevent opportunistic investors like Bulldog from forcing RHR to take action inconsistent with its investment objectives. It was also adopted to permit RHR the flexibility to carry out its investment program of investing in REITs. REITs pay high dividends because they do not pay taxes on income they receive and distribute to shareholders. To maintain this tax-free status, the Internal Revenue Code (the "Code") places limits on the ownership of REITs. REITs pass some of those restrictions on to investors like RHR, in part to ensure that complex tax attribution rules do not result in an unintended Code violation. RHR's Ownership Limitation was implemented, in part, to ensure that RHR complies with these requirements of the REITs in which it invests. Amended Compl. ¶¶ 52-56.

If a shareholder (or group) violates the Ownership Limitation, the Trust Agreement contains a corrective mechanism that permits shares acquired in excess of the Ownership Limitation ("Excess Shares") to be transferred to a charitable trust, whose trustee is instructed to sell the shares, with a portion of the proceeds payable to the offending shareholder and the remainder to a charitable beneficiary. Trust Agreement, Article V §§ 2.1(b), 3.4; Amended Compl. ¶ 57. An offending shareholder may not retain any profits or dividends it collects from the Excess Shares. Trust Agreement, Article V §§ 3.2 – 3.4. RHR and its trustees are authorized to enforce these and other provisions of the Ownership Limitation. Trust Agreement, Article V §§ 2.2, 2.5, and 4.

Bulldog's Purchase Of RHR Shares In Violation Of The Ownership Limitation

In 2006, Bulldog selected RHR as one of its targets and began accumulating a significant share position. In November 2006, Bulldog filed a Schedule 13D with the Securities and Exchange Commission (the "SEC") listing BIGP as the beneficial owner of more than 14% of RHR's outstanding stock. Goldstein also admitted to personally owning 6,000 shares. Amended Compl. ¶¶ 45-47. Bulldog's public filings stated that Bulldog purchased the shares with the "inten[t] to communicate with management" of RHR with the goal of forcing RHR to take actions that would benefit Bulldog. *See* June 5, 2006 Schedule 13D, included in the Appendix as Exhibit C. The filings failed to disclose the beneficial ownership of shares by the various Bulldog partners and entities, including its affiliate SAM, and failed to disclose details about Bulldog and its share ownership as required by federal law. Amended Compl. ¶¶ 42, 48.

Bulldog's purchase of RHR shares violated the Ownership Limitation and violated the Trust Agreement requirement that Bulldog provide advance notice of the purchase. RHR's President, Mr. Thomas O'Brien, wrote to Bulldog and requested that Bulldog bring its holdings into compliance. Bulldog responded by letter from Goldstein, refusing to reduce Bulldog's share ownership and arguing that the Ownership Limitation serves no legitimate purpose. He threatened a proxy contest or "expensive litigation" unless RHR would agree to meet with Bulldog representatives and take various actions that Bulldog might propose. Amended Compl. ¶¶ 61-63.

In the several months that followed, Bulldog continually refused to bring its ownership into compliance with the Trust Agreement and asserted that the Ownership Limitation was unenforceable. RHR explained in its correspondence several of the reasons for the Ownership Limitation, and noted that RHR's investment program to invest in REITs combined with

Bulldog's violation had forced RHR to monitor Bulldog's securities holdings and restrict its own investment opportunities. Bulldog still refused to comply. Bulldog also refused to provide information about its shares, such as the brokerage firm or "street name" in which they are held, in response to RHR's request. Amended Compl. ¶¶ 64-72 and Exhibit C (letter dated October 31, 2006).

Bulldog Refuses To Comply With The Charitable Trustee's Demands

On December 6, 2006, RHR's Board of Trustees appointed Adrian Overstreet, Esq. as Charitable Trustee of the Excess Shares owned by Bulldog in violation of the Ownership Limitation. The Charitable Trustee contacted Bulldog and requested: (1) that Bulldog transfer its RHR Excess Shares into an account opened by the Charitable Trustee; (2) that Bulldog provide an accounting of all dividend distributions received since Bulldog's first purchase in violation of the Ownership Limitation; and (3) that Bulldog remit any future distributions with respect to those Excess Shares to the Charitable Trustee. Bulldog refused to comply with the Charitable Trustee's demands.[4] Amended Compl. ¶¶ 73-75.

On February 5, 2007, Bulldog filed an amended Schedule 13D with the SEC, announcing that it had sold 125,000 of its RHR shares, allegedly reducing its ownership to 9.79% of RHR's outstanding shares.[5] Bulldog also issued a press release, claiming that it sold the shares in order to resolve this litigation. Even if the statement of Bulldog's share ownership was true, that

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[4] The Charitable Trustee has since intervened as a plaintiff in this litigation.

[5] According to Bulldog's amended filing, all 125,000 shares were sold for the same price on the same day, February 2, 2007. *See* February 5, 2007 Schedule 13D/A, included in the Appendix as Exhibit D. This suggests that the shares were sold in a block in a private sale. Bulldog has not disclosed the identity of the buyer; if Bulldog sold this block of shares to an individual or entity with whom Bulldog is in a group, then Bulldog would still be in violation of the Ownership Limitation. Based upon the facts that Bulldog's SEC filings failed to disclose the RHR share ownership by its affiliate SAM and Goldstein's history of failing to abide by federal and Massachusetts securities laws, RHR has a legitimate basis to question whether the representation by Goldstein about Bulldog's current ownership of RHR shares may be inaccurate.

statement was misleading, because selling the shares constituted only partial compliance with the Ownership Limitation. The Trust Agreement also requires Bulldog to remit the profits and dividends which Bulldog received as a result of its violation to the Charitable Trustee, which it refuses to do. On February 7, 2007, the Charitable Trustee wrote to Bulldog for this purpose, demanding that it remit these amounts, but Bulldog has refused to comply. Amended Compl. ¶¶ 76-79.

Bulldog's Actions Have Caused RHR To Incur Substantial Damages

Bulldog followed through on its threat to undertake a proxy contest and expensive litigation if RHR would not accede to its demands. In a letter dated November 6, 2006, Goldstein stated Bulldog's intention to nominate two trustees to RHR's Board of Trustees and present a shareholder proposal to terminate RHR's contract with RMR Advisors. Bulldog issued a proxy statement that set forth these proposals, as well as a proposal to bar any action that would prevent shareholders from accepting a tender offer on terms Bulldog considered favorable. Bulldog's proxy materials contained misleading statements about RHR and its management, including accusations that RHR's trustees were breaching their fiduciary duties and were acting improperly in bringing this lawsuit. In the end, after forcing RHR to incur significant costs correcting Bulldog's misleading statements and administering the proxy contest, no Bulldog representative even attended the shareholders meeting or properly presented its proposals so they could be voted down. Amended Compl. ¶¶ 81-84.

Bulldog has also carried out its threat of expensive litigation, as it has multiplied expenses of this case with frivolous motions and unnecessary delays. Bulldog first moved to dismiss the suit based on lack of personal jurisdiction, despite the fact that Bulldog and Goldstein had purchased RHR shares, agitated and attempted to elect trustees to RHR's board, and that

Bulldog, Samuels and Goldstein are embroiled in other litigation in the Commonwealth regarding their improper solicitation of investors in Massachusetts. When Bulldog lost that motion, it removed the case to federal court, claiming that RHR's Chapter 93A claim under state law presented a federal question. The Court disposed of that argument summarily, and remanded the case to this Court, finding that Bulldog had no "objectively reasonable basis" for the removal. *See* Order Granting Remand, Sept. 5, 2007, included in the Appendix as Exhibit E. Now, Bulldog has filed another meritless motion to dismiss, requiring RHR to incur the expense of another round of briefing before this case can proceed to final resolution.

ARGUMENT

Motions to dismiss under Mass. R. Civ. P. 12(b)(6) are "discouraged," *Gennari v. City of Revere*, 23 Mass. App. Ct. 979, 979 (1987), and should be denied unless it "appears beyond doubt that the plaintiff can prove no set of facts in support of his claim which would entitle him to relief." *Nader v. Citron*, 372 Mass. 96, 98 (1977) (quoting *Conley v. Gibson*, 355 U.S. 41, 45-46 (1957)).[6] In reviewing a motion to dismiss, courts must "accept as true all factual allegations in the complaint, and draw all reasonable inferences in favor of the plaintiffs." *Gen. Convention of New Jerusalem in the U.S., Inc. v. MacKenzie*, 449 Mass. 832, 835 (2007).

[6] The United States Supreme Court has recently clarified the *Conley* standard for dismissal under the Federal Rules. *See Bell Atlantic Corp. v. Twombly*, --- U.S. ---, 127 S.Ct. 1955, 1968-69 (2007). Massachusetts courts, however, continue to use the formulation noted herein. *See Karlis v. Tradex Swiss AG*, 2007 WL 2705572, at *5 (Mass. Super. Sept. 7, 2007) ("[*Twombly*] has, to date, had no effect on Rule 12(b)(6) law or practice in Massachusetts."); *see also Eigerman v. Putnam Invs., Inc.*, 450 Mass 281, 286 n. 7 (2007) (recognizing only that the Court might, at some future time, consider whether to revise the standard for a motion to dismiss pursuant to Mass R. Civ. P. 12(b)(6) in light of *Twombly*).

I. COUNTS ONE AND TWO ARE NOT MOOT BECAUSE BULLDOG CONTINUES TO CHALLENGE THE OWNERSHIP LIMITATION AND REFUSES TO COMPLY WITH THE TRUST AGREEMENT.

RHR faces the same dispute with Bulldog that it faced when it first filed this lawsuit. Count One seeks a declaration that Bulldog's share ownership violated the Ownership Limitation and that RHR may take corrective action set forth in the Trust Agreement, which includes divesting Bulldog of any Excess Shares it still has, and recovering profits and dividends Bulldog received from them. Amended Compl. ¶¶ 91-95. While Bulldog now claims to have sold the Excess Shares, it maintains that the Ownership Limitation is unenforceable. Bulldog Defendants' Memorandum in Support of Motion to Dismiss dated December 28, 2007 ("Bulldog's Memorandum") at 1. Bulldog also refuses to remit to the Charitable Trustee its Excess Share profits and dividends, as the Trust Agreement requires. Therefore, an actual controversy exists between RHR and Bulldog, and Count One is not moot. *See City of Boston v. Keene Corp.*, 406 Mass 301, 304 (1989) ("actual controversy" exists for purposes of M. G. L. c. 231A § 1 where there is a "real dispute caused by the assertion by one party of a legal [position] . . . and the denial of such assertion by the other party" and a determination of the issue is necessary to avoid ensuing litigation) (quoting *Hogan v. Hogan,* 320 Mass. 658, 662 (1947)).

Count Two seeks specific performance of the Trust Agreement's provision that requires Bulldog to disclose information about its share ownership. Amended Compl. ¶¶ 97-100. Bulldog argues that RHR must demonstrate that it is presently violating the Ownership Limitation in order to invoke this provision, and that RHR cannot make that showing because Bulldog's and SAM's current shares do not exceed the 9.8% limit. Bulldog's Memorandum at 11-12. Bulldog's premise is wrong. The Trust Agreement permits RHR to request this information from any shareholder that owns more than 5% of RHR's shares in order to "ensure compliance" with the Ownership Limitation. Trust Agreement, Article V § 2.4. Bulldog reports owning more than 5% of RHR's shares but refuses to provide the information, so RHR's demand for specific performance is not moot. *See Mullholland v. State Racing Com'n*, 295 Mass. 286, 289 (1936) (cause of action is moot when "the relief sought is no longer . . . of any use to the plaintiffs and a decision by the court will not be applicable to existing rights").[7]

Finally, even if these issues were moot (which they are not), the Court should exercise its discretion to decide them. *See Lockhart v. Attorney General*, 390 Mass. 780, 782-83 (1984) (the Court has discretion to answer moot questions where the issue was "fully argued on both sides" and it was "certain, or at least very likely, to arise again in similar factual circumstances"). Even if Bulldog now owns less than 9.8% of RHR's shares, Bulldog is an avowed activist investor which remains a substantial shareholder of RHR and continues to claim that the Ownership Limitation is unenforceable. Bulldog's Memorandum at 1. Bulldog could purchase more shares at any time, forcing RHR to incur the expense of filing this case all over again. In order to avoid that expense and inefficiency, the Court should retain this case even if it were deemed moot. *See U.S. v. W.T. Grant*, 345 U.S. 629, 632 (1953) (defendant's "voluntary cessation of allegedly illegal conduct" does not moot a claim challenging that conduct, particularly where "defendant is free to return to his old ways").

---

[7] As noted above (*see* footnote 5), Goldstein's history of violating Massachusetts and federal securities laws raises a serious question as to whether this case may be considered moot simply because Goldstein now asserts that Bulldog owns less than 9.8% of RHR. For purposes of defeating their present motion, however, RHR does not need to establish whether Goldstein's assertions are untrue. The cases Bulldog cites to support its mootness argument are inapplicable; they involve disputes in which nothing was left for the court to resolve. *See, e.g., Bronstein v. Bd. of Registration in Optometry*, 403 Mass. 621, 626-27 (1988) (dismissing an action challenging a Board of Registration decision where the statute had been amended and the Board represented it would not enforce its decision); *Blake v. Mass. Parole Bd.*, 369 Mass. 701, 706-07 (1976) (dismissing an action challenging parole denial where plaintiff had since been released from custody).

II. RHR HAS STATED A CLAIM UNDER THE TRUST AGREEMENT IN COUNT THREE TO REQUIRE BULLDOG TO REMIT THE PROFITS AND DIVIDENDS FROM THE EXCESS SHARES TO THE CHARITABLE TRUSTEE.

The Trust Agreement provides that the Charitable Trustee is entitled to all profits and dividends from Excess Shares. *See* Trust Agreement, Article V § 3.2 ("Prohibited Owner[s] shall not benefit economically from" Excess Shares); §§ 3.3, 3.4 (Excess Shares dividends and profits are to be paid to the Charitable Trustee). If RHR has identified Excess Shares, it has the authority to pay dividends for those shares directly to the Charitable Trustee, and to direct the Charitable Trustee to sell the Excess Shares and retain the profits. If RHR has been unable to identify the Excess Shares, however, then an offending shareholder may receive dividends, or may sell shares and generate profits, to which it is not entitled. In that case, the Trust Agreement requires the offending shareholder to remit those profits or dividends to the Charitable Trustee "upon demand". Trust Agreement, Article V §§ 3.3, 3.4.

RHR learned in August 2006 that Bulldog had purchased Excess Shares. Amended Compl. ¶ 45. RHR immediately initiated correspondence with Bulldog, in which (among other things) it attempted to identify those shares and determine where and by whom they were held, so that it could enforce the Trust Agreement. Bulldog refused to provide that information despite its obligation to do so. Amended Compl. ¶¶ 62-72. As a result, RHR was unable to confirm the number of Excess Shares Bulldog owns (or owned), where Bulldog holds or has held those shares and in what street name. Accordingly, RHR was unable to pay dividends for these shares to the Charitable Trustee or instruct the Charitable Trustee to sell them.

Bulldog now argues that Count Three must fail because Bulldog can not be required to turn over the profits and dividends it received from the Excess Shares after August 2006. Bulldog's Memorandum at 13-16. It points to the Trust Agreement, which requires a prohibited owner to remit profits and dividends it received "prior to the discovery by the Trust that Equity

Shares have been deemed transferred to the Charitable Trustee." Trust Agreement, Article V §§ 3.3, 3.4. Bulldog claims that RHR "discovered" that Bulldog had Excess Shares in August 2006 and therefore it cannot collect dividends and profits received since that time. Bulldog's Memorandum at 14-15.

Bulldog's interpretation cannot be squared with the plain meaning or intent of the Trust Agreement. *See ER Holdings, Inc. v. Norton Co.*, 735 F. Supp. 1094, 1097 (D. Mass. 1990) (principles of contractual interpretation are applied to the governing documents of corporations); *DeFreitas v. Cote*, 342 Mass. 474, 477 (1961) (plain meaning of a contract controls in its interpretation). Read together, the Trust Agreement provisions cited above make clear that dividends and profits for Excess Shares fall into two categories: those that are paid before the shares are discovered and those that are paid after. There is no third, middle category of profits and dividends received after RHR becomes aware that there are Excess Shares but before it has identified how many there are, where they are held or in what street name. Rather, the term "discovery" in these provisions simply means when RHR identifies the attributes of the Excess Shares which will enable RHR to withhold dividends from the offending shareholder. This straightforward interpretation ensures that, as required by the Trust Agreement, a "Prohibited Owner shall not benefit economically from ownership of any" Excess Shares. Trust Agreement, Article V § 3.2.

Bulldog's position that an offending shareholder can keep profits and dividends received during this middle period – after RHR learns the Excess Shares might exist but before it identifies their attributes which would enable RHR to withhold the dividends and pay them to a Charitable Trustee – would encourage shareholders to refuse to disclose information about their Excess Shares as Bulldog did. There is no logical or reasonable argument which would support

Bulldog's interpretation of the Trust Agreement or its anomalous result. *See McMahon v. Monarch Life Ins.*, 345 Mass. 261, 264 (1962) ("[A] contract should be construed so as to give it effect as a rational business instrument and in a manner which will carry out the intention of the parties."); *cf. Commonwealth. v. Maracic*, 18 Mass. App. Ct. 722, 724 (1984) (among alternative possible interpretations of a statute, an interpretation that produces a reasonable result is favored over an interpretation that produces an unreasonable result).[8]

Bulldog next argues that RHR lacks authority to pursue this cause of action. RHR, however, is given the express authority to enforce the Ownership Limitation by the Trust Agreement. Trust Agreement, Article V § 4 (RHR or its trustees may seek equitable relief to enforce Article V); § 2.2 (authorizing trustees to "take such action as [they] deem[] advisable" to prohibit purchase of Excess shares, including instituting injunction proceedings); § 2.5 ("[n]othing in this Section 2 . . . shall limit the authority of the Trustees to take such other action as they deem necessary or advisable to . . . enforce" the Ownership Limitation); *see also* Trust Agreement, Article IV § 4 (providing generally that the "Trustees . . . shall have all powers necessary or convenient to carry out [their] responsibility" to manage the trust).

Finally, RHR's request for this equitable relief does not fail, as Bulldog suggests, simply because it will result in the payment of money. Bulldog's Memorandum at 13-14. RHR seeks specific performance of the express provisions of the Trust Agreement that require a shareholder who violates the Ownership Limitation to pay over its improperly obtained dividends and profits to the Charitable Trustee. Trust Agreement, Article V §§ 3.3, 3.4. RHR also seeks an equitable accounting so it may determine what those payments should be. Amended Compl. ¶ 107. The

[8] Even if there were some ambiguity regarding the meaning of the word "discovery" (and there is not), the Trust Agreement provides that in the case of an ambiguity the Trustees "have the power to determine the application" of the relevant provision. Trust Agreement, Article V § 2.6.

mere fact that performance would include payment of money, or that RHR might also be able to state a claim at law, does not extinguish RHR's right to equitable relief. *See City of Boston v. Santosuosso*, 307 Mass. 302, 315 (1940) (jurisdiction exists in equity to compel performance in accordance with an agreement, even though performance resulted in the payment of money and a remedy at law may have also existed).

III. RHR HAS STATED A CLAIM PURSUANT TO CHAPTER 93A FOR BULLDOG'S UNFAIR AND DECEPTIVE ACTIONS TOWARD RHR.

The Amended Complaint alleges that Bulldog's "activist investor" scheme as applied to RHR included its purchase of RHR shares in violation of RHR's Trust Agreement, its campaign through which it disputed the Ownership Limitation and threatened expensive litigation unless RHR would give in to its demands, its attempt to elect Bulldog insiders to RHR's Board of Trustees and present harmful shareholder proposals, and its unfair and deceptive public statements in newspaper interviews and other activities designed to harm RHR's reputation and advance its scheme to earn a profit at the expense of other RHR shareholders. Amended Compl. ¶¶ 42-47, 62-84, 110. Bulldog's design and implementation of this scheme presents the very type of "[u]nfair methods of competition and unfair or deceptive acts or practices in the conduct of any trade or commerce" that Chapter 93A prohibits. M. G. L. c. 93A § 2(a). Chapter 93A proscribes such practices, and provides a private right of action to "[a]ny person who engages in the conduct of any trade or commerce and who suffers any loss of money or property" as a result of these prohibited acts. *Id.*, § 11.

All of RHR's allegations must be accepted as true for purposes of a motion to dismiss. Accordingly, Bulldog cannot and does not seek dismissal of RHR's Chapter 93A claim on the basis that its acts were not unfair or misleading. Rather, Bulldog advances three arguments that RHR's claim is inadequately plead: (i) that RHR has not plead that Bulldog's unfair and deceptive acts occurred in "trade or commerce", (ii) that RHR has not plead recoverable forms of damages, and (iii) that RHR has not plead that Bulldog's unfair and deceptive acts occurred "primarily and substantially" in Massachusetts. Bulldog's Memorandum at 16-25.

A. Bulldog's Unfair And Deceptive Acts Toward RHR, Which Were Part Of Its Activist Investor Business, Occurred In The Conduct Of Trade Or Commerce.

RHR's Chapter 93A claim is based upon Bulldog's activities directed toward RHR, which occurred while RHR and the Defendants were engaged in the conduct of trade or commerce. Amended Compl. ¶ 109. Massachusetts courts apply a two-part inquiry to determine whether challenged actions occurred in the conduct of trade or commerce for purposes of Chapter 93A. "[F]irst, the court assesses whether the interaction [between the parties] is 'commercial' in nature, and second, it evaluates whether the parties were both engaged in 'trade or commerce,' and therefore acting in a 'business context.'" *Linkage Corp. v. Trs. of Boston Univ.*, 425 Mass. 1, 22-23 (1997).

Both of these requirements are satisfied here because RHR and Bulldog are separate businesses whose interaction occurred while they were conducting their respective business activities. Amended Compl. ¶ 109 (RHR and Defendants are engaged in trade and commerce). RHR is a closed end mutual fund. Bulldog is a hedge fund which is in the business of investing in closed end funds like RHR. Bulldog was engaged in a commercial relationship with RHR when it invested in RHR, when it violated RHR's Ownership Limitation, and when it interacted with RHR and carried out its scheme of threats, public statements, and other actions. Chapter 93A therefore applies. *See Linkage Corp.*, 425 Mass. at 24-26 (whether parties were engaged in "trade or commerce" is a "fact-specific" inquiry, during which the court considers, among other things, whether the actions were motivated by business or personal reasons).

Bulldog alleges that RHR has failed to state a claim because RHR has not alleged that Bulldog sold or offered to sell securities to RHR. Such an allegation is not required. The fact that Bulldog purchased its RHR shares through the American Stock Exchange from a floor broker or an unknown third party shareholder does not immunize Bulldog from claims under Chapter 93A. For example, in the case of *Salkind v. Wang*, 1995 WL 170122 at *9 (D. Mass. Mar. 30, 2005), it was held that misleading statements made by a corporate officer were sufficient to support a claim under Chapter 93A even though the shareholder did not purchase his shares from that corporation or that officer. All that is required to satisfy the Chapter 93A requirement that the alleged action occurred in a "trade or commerce" is that actions alleged to be unfair and deceptive occurred in the context of commercial interaction between the parties. *See Linkage Corp.*, 425 Mass. at 22 (the first step of a Chapter 93A analysis is whether the "interaction [between parties] is 'commercial' in nature"); *Goldbaum v. Weiss*, 50 Mass. App. Ct. 554, 558-59 (2000) (allowing recovery under Chapter 93A where there was no purchase between plaintiff and defendants, but instead a series of negotiations regarding a proposed partnership, which were never consummated and were in fact a "sham").

Bulldog's primary argument that Count Four of the Amended Complaint fails to meet the "trade or commerce" requirement for a Chapter 93A claim seems to be that all its actions are immune from Chapter 93A because they constitute "intra-enterprise" activities affecting corporate governance. Bulldog's Memorandum at 18-20, citing *First Enters., Ltd v. Cooper*, 425 Mass. 344, 347-48 (1997); *Riseman v. Orion Research, Inc.*, 394 Mass. 311, 314 (1985); *Zimmerman v. Bogoff*, 402 Mass. 650, 662-63 (1988); *Ansin v. River Oaks Furniture, Inc.*, 105 F.3d 745 (1st Cir. 1997); *Schwenk v. Auburn Sportsplex, LLC*, 483 F. Supp. 2d 81, 887 (D. Mass. 2007).

Unlike all of the cases articulating the "intra-enterprise" doctrine cited by Bulldog, RHR's Chapter 93A claim does not involve the breach of a contractual or fiduciary duty or other wrong by and among a corporation and its officers and shareholders relating to internal governance.[9] Rather, the actions alleged to support Count Four of the Amended Complaint all concern commercial conduct carried out by Bulldog in the course of Bulldog's trade or business of activist investing. Specifically:

- Bulldog purchased shares of RHR with the intent of forcing RHR to take certain actions which would permit Bulldog to profit. *See* June 5, 2006 Schedule 13D; Amended Compl. ¶ 36.

- Bulldog intentionally violated RHR's Trust Agreement and the Ownership Limitation. Amended Compl. ¶¶ 52, 63-72, 110-11.

- Bulldog threatened RHR with a proxy contest or expensive litigation if it did not accede to Bulldog's demands. Amended Compl. ¶¶ 63, 110.

- Bulldog made false and misleading public statements about RHR's business practices. Amended Compl. ¶¶ 83, 110.

- Bulldog conducted a proxy contest against RHR in bad faith, not even bothering to appear to present its proposals or to vote for Bulldog's nominees after Bulldog caused RHR to incur considerable expense. Amended Compl. ¶¶ 81-85, 112.

- Bulldog has caused unnecessary delay and multiplied the expense of this litigation by, among other things, filing a frivolous motion to dismiss for lack of personal jurisdiction and attempting a frivolous removal of this case to the Federal District Court. *See* Order on Motion to Dismiss, May 30, 2007 (McEvoy, J.) and Order Granting Remand, Sept. 5, 2007.

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[9] *First Enterprises, Ltd. v. Cooper*, 425 Mass 344 (1997), involved an internal dispute between a corporation and one of its founders over his attempted redemption of stock. *Zimmerman v. Bogoff*, 402 Mass. 650 (1988), was a dispute between fiduciaries over accounting and bookkeeping issues. The claim in *Riseman v. Orion Research Inc.*, 394 Mass. 311 (1985) involved an allegation by a former officer and shareholder that the company improperly delayed calling a stockholder meeting. *Ansin v. River Oaks Furniture, Inc.*, 105 F.3d 745 (1st Cir. 1997) involved shareholders in a close corporation who alleged that corporate insiders violated a fiduciary duty by inducing them to sell their shares in violation of a stock subscription agreement. Finally, *Schwenk v. Auburn Sportsplex*, LLC, 483 F. Supp. 2d 81 (D.Mass. 2007), was an internal dispute in which an LLC investor alleged that the corporation and co-investors refused to allow him to exercise a contractual buyback option.

- Bulldog's commercial motivation, as alleged, is to force RHR to take actions which will allow Bulldog to profit in Bulldog's investment business at the expense of other RHR shareholders. Amended Compl. ¶¶ 36-39.

Bulldog cannot avoid Chapter 93A liability simply because one step in its unfair and deceptive scheme happened to involve purchasing RHR shares. Bulldog's actions underlying RHR's Chapter 93A claim do not involve breaches of contractual or fiduciary duties or similar wrongs by corporate officers or shareholders relating to internal governance which characterize "intra-enterprise" disputes. Rather, the actions alleged are part of Bulldog's trade and business of activist investing, and the "intra-enterprise" doctrine is inapplicable.

The case which seems to present factual circumstances most nearly analogous to the present case appears to be *Quinton v. Gavin*, 64 Mass. App. Ct. 792 (2005). In *Quinton*, the beneficiaries of several trusts sued the trustee, claiming he had sold them his services as trustee, and formed trusts on their behalf, all as part of a scheme to obtain cash for his own use. The trustee argued that the plaintiff beneficiaries could not maintain a claim because the dispute was a private, intra-enterprise dispute. The Court disagreed, and held that Chapter 93A applied, in part, because the trustee's intent in forming the trusts was to use them for an improper purpose, and he "may not rely on his status as trustee to shield him from liability" under Chapter 93A. *Quinton*, 64 Mass. App. Ct. at 798-99; *see Goldbaum*, 50 Mass. App. Ct. at 558-59 (intra-enterprise rule did not prevent 93A claim based on joint venture negotiations because the negotiations themselves were alleged to be a sham); *see also Grand Pac. Fin. Corp. v. Brauer*, 57 Mass. App. Ct. 407, 418 (2003) (where 93A claim was based upon parties' commercial interactions, the existence of an escrow arrangement which imposed certain fiduciary obligations was insufficient to remove the overall dispute from the scope of Chapter 93A). Similarly,

Bulldog's status as a shareholder of RHR should not license Bulldog to conduct unfair and deceptive investment business activities directed at RHR without violating Chapter 93A.

Even if this case could be classified as "intra-enterprise", RHR's Chapter 93A claim should not be dismissed because it touches upon matters of public concern. The "intra-enterprise" doctrine provides that private disputes – such as those alleging breach of fiduciary duty or contractual obligations, or brought by a shareholder relating entirely to issues of internal corporate governance – are generally beyond the scope of Chapter 93A. However, even actions arising from those private, non-commercial relationships will be subject to Chapter 93A if they involve some public aspect that affects others beyond the dispute itself. *See, e.g.*, *Fulco v. Am. Cable Sys. of Fla.*, 1989 WL 205356 at *9 (D. Mass. Oct. 4, 1989) (dealings among partners can create liability under Chapter 93A when they affect "the interests of the public, other businessmen, or competitors") (quoting *Newton v. Moffie*, 13 Mass. App. Ct. 462, 469 (1982)); *see also Manning v. Zuckerman*, 388 Mass. 8, 14 (1983) ("[Chapter 93A] seeks to deter these practices and to reduce the general danger to the public arising from the potential for such unscrupulous behavior in the marketplace."). Here, Bulldog's actions included open market purchases of RHR's publicly traded shares, threats to force RHR to change its business, and deceptive statements in various forums designed to affect RHR's price and the view of investors and the public toward RHR. Because these actions affect shareholders, potential shareholders and the public, they fall within the scope of Chapter 93A. *See Fulco,* 1989 WL 205356 at *9.

B. Bulldog's Unfair And Deceptive Conduct Has Caused RHR Cognizable Loss Including Costs Of Monitoring Bulldog's Investment, The Expenses Of The Charitable Trustee, The Costs Incurred For The Proxy Contest Conducted In Bad Faith By Bulldog, And The Costs Of This Litigation.

Chapter 93A permits recovery for "any loss of money or property, real or personal, as a result of" unfair or deceptive acts. M. G. L. c. 93A § 11. RHR has alleged several categories of monetary damage as a result of Bulldog's unfair and deceptive conduct, including: (i) costs necessarily incurred by RHR to monitor Bulldog's securities holdings and to restrict RHR's investment program accordingly; (ii) expenses associated with the appointment of the Charitable Trustee pursuant to the Trust Agreement; (iii) proxy contest costs (*e.g.* the hiring of a proxy solicitor and inspector of elections, and legal fees) incurred in connection with the proxy contest Bulldog initiated and conducted in bad faith; and (iv) legal fees and costs incurred in connection with the commencement and prosecution of this litigation. *See* Amended Compl. ¶¶ 73, 82-85, 112, and Exhibit C (letter dated October 31, 2006). Each of these categories of damages are recoverable losses under Chapter 93A.

With respect to the first two categories, Bulldog does not dispute that RHR is entitled to recover the costs of monitoring Bulldog's securities holdings and restricting RHR's investment program and that RHR is entitled to recover the costs associated with the Charitable Trustee. Bulldog's Memorandum at 20-22. RHR incurred these costs as a result of Bulldog's unfair and deceptive acts, so they are compensable Chapter 93A damages (and potentially trebled upon proof of willfulness). M. G. L. c. 93A § 11.

With respect to the third and fourth categories, Bulldog's unfair and deceptive acts and practices caused RHR to incur (i) legal fees and costs to compel Bulldog's compliance with the Trust Agreement, including the fees and costs associated with initiating and prosecuting this suit and (ii) legal fees and costs, including the cost of a proxy solicitor and vote tabulator/inspector of elections, in connection with Bulldog's improper proxy contest.[10] RHR was required to incur these fees and costs to enforce RHR's rights and therefore these expenses are recoverable as

[10] Bulldog's comment that allowing this claim to proceed with respect to these proxy costs would expose every dissident shareholder to Chapter 93A damages, Bulldog's Memorandum at 22, is wrong. Only dissident shareholders who conduct proxy contests, like Bulldog, in bad faith and as part of an unfair and deceptive scheme, would expose themselves to such liability.

damages (and potentially trebled) under Chapter 93A. *See, e.g., Columbia Chiropractic Group, Inc. v. Trust Ins. Co.*, 430 Mass. 60, 63 (1999) ("If a violation of G.L. c. 93A, §11 forces another to incur attorney's fees, those fees are a loss of money or property and may be recovered as G.L. c. 93A damages.").[11]

Bulldog argues that RHR could only recover attorneys' fees in connection with litigation if Bulldog had filed suit, and forced RHR to incur the fees defending itself. Bulldog's Memorandum at 21. It is settled law, however, that even a party who engages in litigation by choice (as opposed to being sued) can recover attorneys' fees as Chapter 93A damages if the litigation was necessary to protect the party's rights. *See Siegel v. Berkshire Ins. Co.*, 64 Mass. App. Ct. 698, 703-04 (2005) (an individual who voluntarily intervened in litigation to protect her rights may recover litigation costs, including attorneys' fees, as Chapter 93A damages). In this case, Bulldog's actions forced RHR either to accept Bulldog's continued unfair and deceptive acts or to initiate litigation to protect its rights. Under such circumstances, "those fees may be treated as actual damages in the same way as other losses of money or property." *Siegel*, 64 Mass. App. Ct. at 703.

Without citing any basis for its suspicions, Bulldog asserts that RHR incurred its legal fees, costs and other damages by choice or for some improper purpose. Bulldog's Memorandum at 21-22. Such a factual challenge to RHR's intent cannot overcome RHR's allegations for purposes of a motion to dismiss under Rule 12(b)(6). *Edsall v. Assumption College*, 367 F. Supp. 2d 72, 85 (D. Mass. 2005) ("Because the issue inevitably turns on motivations and intent, it is ill-suited for resolution in a motion to dismiss."); *Gen. Convention of New Jerusalem in the U.S., Inc.*, 449 Mass. at 835 (in reviewing a motion to dismiss the court must "accept as true all

[11] In addition, a plaintiff who prevails on a 93A claim is entitled to recover the attorneys' fees attributable to the prosecution of that claim. *See* M. G. L. c. 93A § 11.

factual allegations in the complaint"). The mere fact that RHR chose to incur these costs to enforce the provisions of the Trust Agreement that Bulldog violated does not remove them from the purview of Chapter 93A. *See also Arthur D. Little, Inc. v. Dooyang Corp.*, 147 F.3d 47, 57 (1st Cir. 1998) (Chapter 93A plaintiff could recover for phone, fax and meeting expenses it chose to incur in its attempt to recover funds that defendant had improperly withheld).

C. Bulldog's Argument That Its Unfair And Deceptive Acts Did Not Occur Primarily And Substantially In Massachusetts Is Premature And Inaccurate.

RHR has alleged that Bulldog's wrongful acts occurred primarily and substantially in Massachusetts. Amended Compl. ¶ 111. That allegation is sufficient for a Chapter 93A claim to survive a motion to dismiss.

The Supreme Judicial Court has held that "primarily and substantially" determinations are "fact intensive" and are to be resolved "after making findings of fact." *Kuwaiti Danish Computer Co. v. Digital Equip. Corp.*, 438 Mass. 459, 472-73 (2003). As a result, challenges to Chapter 93A claims on this ground are inappropriate on a motion to dismiss. *Young v. Deloitte & Touche, LLP*, 2004 WL 2341344, at *7 (Mass Super. Ct. Sept 20, 2004) (challenge based on "primarily and substantially" determination cannot be resolved on a Rule 12 motion "absent some extraordinary pleading concession by a claimant"). None of the cases cited by defendants were decided on a motion to dismiss.

Moreover, it is the defendants' burden to prove that Massachusetts is not the center of gravity of this dispute, and the defendants can not meet that burden. M. G. L. c. 93A §11; *Kuwaiti Danish Computer Co.*, 438 Mass. at 473 (individualized analysis is required to "determine whether the center of gravity of the circumstances that give rise to the claim is primarily and substantially within the Commonwealth."). RHR is a Massachusetts business trust with its principal place of business in Massachusetts. Defendants targeted RHR, violated its

Trust Agreement, which is governed by Massachusetts law, and waged a proxy contest in Massachusetts. The harm resulting from the defendants' actions has occurred in Massachusetts, where RHR is located. *See Clinton Hosp. Ass'n v. Corson Group, Inc.*, 907 F.2d 1260, 1265-66 (1st Cir. 1990) (Chapter 93A applied to acts that originated in New York and were intended to have their effect in Massachusetts and influence the behavior of the plaintiff in Massachusetts).

Bulldog's arguments concerning whether the Chapter 93A alleged violations occurred in Massachusetts are almost identical to the arguments Bulldog made when it sought to have this case dismissed for lack of personal jurisdiction. These arguments were rejected by this Court then, and they should be rejected again at this time. *See* Defendants' Memorandum In Support Of Its Motion To Dismiss The Complaint For Lack of Personal Jurisdiction; Order on Motion to Dismiss, May 30, 2007 (McEvoy, J.).

CONCLUSION

For the foregoing reasons, the Bulldog Defendants' Motion To Dismiss Plaintiff's Amended Complaint should be denied.

Respectfully submitted,

RMR HOSPITALITY AND REAL ESTATE FUND

Jane E. Willis (#568024)
Justin J. Wolosz (#643543)
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110-2624
(617) 951-7000

January 23, 2008

Certificate Of Service

I certify that on January 23, 2008, I served a copy of the foregoing document on the attorney for each other party by email and by mail.

Justin J. Wolosz

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT

RMR HOSPITALITY and REAL ESTATE FUND, et al.

Plaintiffs,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP, et al.

Defendants.

Civil Action No.: 06-4054-A

RHR'S OPPOSITION TO SAMUELS ASSET MANAGEMENT, INC.'S AND STEVEN SAMUELS'S MOTION TO DISMISS

Jane E. Willis (#568024)
Justin J. Wolosz (#643543)
ROPES & GRAY LLP
One International Place
Boston, Massachusetts 02110-2624
(617) 951-7000 (phone)
(617) 951-7050 (fax)

Attorneys for Plaintiff RMR Hospitality and Real Estate Fund

TABLE OF CONTENTS

PRELIMINARY STATEMENT

This is an action for declaratory judgment, specific performance and damages pursuant to Massachusetts General Laws Chapter 93A, by plaintiff RMR Hospitality and Real Estate Fund ("RHR"), a closed end mutual fund organized as a Massachusetts business trust, to enforce the Ownership Limitation provision in its Trust Agreement and for damages resulting from the defendants' unfair and deceptive business practices.[1] The defendants operate an investment business commonly referred to as a "hedge fund" under the "Bulldog" name. Bulldog is a self described "shareholder activist", which targets closed end mutual funds like RHR. Bulldog acquires a significant share position in a target fund and then pressures the fund's management to take drastic action, such as liquidation, a share buy back, a merger, or some other measure which may allow Bulldog to sell its shares at a profit. In 2006, Bulldog selected RHR as a target, purchased shares in excess of the Ownership Limitation and began its campaign of unfair and deceptive commercial actions against RHR.

In November 2006, RHR filed its initial complaint against Bulldog Investors General Partnership ("BIGP"), and certain of BIGP's partners and affiliates who operate the Bulldog hedge fund, seeking to enforce the Ownership Limitation. In December 2006, all the named defendants in the initial complaint served a motion to dismiss for lack of personal jurisdiction; and, in May 2007, the Superior Court (McEvoy, J.) denied the motion to dismiss, finding that the Bulldog defendants' several actions in or directed towards Massachusetts conferred personal jurisdiction over the Bulldog defendants. At the time the initial complaint was filed, RHR

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[1] Abbreviations in this Opposition have the same meaning ascribed to them in Plaintiff RHR's Opposition to Bulldog's Motion to Dismiss the Amended Complaint, which is being served simultaneously with this Opposition. RHR's Opposition to Bulldog's Motion to Dismiss the Amended Complaint also contains a more detailed description of this case.

included as defendants John Does numbers 1-500 with the intention of naming additional partners or affiliates acting in concert with Bulldog when such John Does were discovered. In June 2007, RHR amended its complaint to include additional allegations and add nine John Doe defendants that had been identified, including Steven Samuels ("Samuels") and Samuels Asset Management ("SAM").

Samuels is a founder and controlling person of both Bulldog and of SAM. Like Bulldog, SAM owns shares of RHR. Samuels and SAM (collectively, the "Samuels Defendants") have brought a motion to dismiss for lack of personal jurisdiction and failure to state a claim on the ground that RHR has not alleged that the Samuels Defendants are connected to the Bulldog enterprise. For the reasons explained below, RHR has alleged facts that support the conclusion that the Samuels Defendants are acting in concert with Bulldog and the Samuels Defendants' motion should be denied for the same reasons that Bulldog's historical motion to dismiss was denied by Judge McEvoy in May 2007.

STATEMENT OF FACTS

RHR's initial complaint sought a declaratory judgment and specific performance against Bulldog, based on its violation of the Ownership Limitation in the RHR Trust Agreement. RHR named as defendants BIGP, the Bulldog partners it could identify, their advisers, and Philip Goldstein, one of Bulldog's founders and controlling principals. Because the complete structure of Bulldog and its affiliates was not known, RHR included as defendants John Does numbers 1-500, intending to name the remaining partners or affiliates of Bulldog as it identified them. Amended Complaint ("Amended Compl.") ¶ 4. The original defendants filed a motion to dismiss for lack of personal jurisdiction. After limited discovery, that motion was heard by this Court (McEvoy, J.).

The Court denied Bulldog's motion to dismiss for lack of personal jurisdiction, finding that RHR had made the requisite *prima facie* showing that jurisdiction was proper in light of, among other things, Bulldog's ownership in RHR, its activities directed toward RHR, and the fact that RHR's Trust Agreement "is governed by Massachusetts law and the exercise of jurisdiction here does not impose an unfair burden on the defendants." Order on Motion to Dismiss, May 30, 2007 (McEvoy, J.). The Court was not persuaded by Bulldog's claim that it was merely a "passive investor" in RHR or that its status as shareholder of a Massachusetts company was insufficient to establish personal jurisdiction.

After denial of Bulldog's motion to dismiss, RHR amended its complaint based upon facts learned in the limited discovery and otherwise to update certain factual allegations, assert several additional claims, and identify nine of the John Doe defendants. Two of these nine new defendants are Samuels and SAM. Amended Compl. ¶¶ 4, 13-22.

Defendant Steven Samuels

Samuels is a principal and controlling person in the Bulldog hedge fund, an entity which Samuels and Goldstein created together in 1992. Amended Compl. ¶ 34; Goldstein Deposition at 10-11 (included in the Appendix[2] as Exhibit F); *In re Bulldog Investors General Partnership*, E-07-0002, Recommended Findings of Fact and Conclusions of Law at 17-18 (Mass. Securities Division July 25, 2007), included in the Appendix as Exhibit A (finding that Samuels directs and

[2] The Exhibits referenced in this Opposition are included in RHR's Appendix Of Exhibits In Opposition To Defendants' Motions To Dismiss, which is being submitted simultaneously with this Opposition.

controls the Bulldog hedge fund "relative to [] investment opportunities").[3] Samuels also has an ownership interest in several of the defendants that comprise the Bulldog hedge fund including Kimball & Winthrop, Full Value Advisors, and Spar Advisors. *See* Das Deposition at 37-38, included in the Appendix as Exhibit G.

Since the inception of Bulldog, Samuels has been an active participant in that hedge fund's activities, serving as Bulldog's main spokesperson soliciting investors and prospective investors in the Bulldog funds. Amended Compl. ¶ 34; Das Deposition at 17, 37-38, 88; Goldstein Deposition at 70. In this capacity, Samuels has solicited investors from Massachusetts and sent correspondence and other information about the Bulldog hedge fund into the Commonwealth. For example, on November 10, 2006, Samuels sent an email about Bulldog to an individual in Massachusetts, which attached detailed information about the Bulldog hedge fund. Hickey Aff. ¶¶ 6-13 and Exhibits 1-8.

Samuels's email solicitation of a Massachusetts resident was improper because Bulldog had not registered with the Massachusetts Securities Division. The action prompted Secretary of the Commonwealth William Galvin to initiate an enforcement action against Samuels, Bulldog, Goldstein, and other Bulldog entities and principals. The findings incorporated as part of the Acting Director's Final Order in that action included the finding that Samuels had sent the email into Massachusetts "on behalf of Bulldog and its partners." *See In re Bulldog Investors General*

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[3] The Acting Director's Final Order adopted these preliminary findings and conclusions "in their entirety." *See In re Bulldog Investors General Partnership*, E-07-0002, Final Order at 1 (Mass. Securities Division Oct. 17, 2007), included in the Appendix as Exhibit B. This Court may take judicial notice of such matters of public record on a motion under Mass. R. Civ. P. 12(b)(6). *See Schaer v. Brandeis Univ.*, 432 Mass. 474, 477 (2000). In addition, factual evidence may be considered in connection with a motion to dismiss for lack of personal jurisdiction and this opposition therefore also cites to the Affidavit of Brendan Hickey ("Hickey Aff."), submitted in connection with Bulldog's previous motion to dismiss. An additional copy of this historical affidavit is attached to this Opposition for the convenience of the Court.

Partnership, E-07-0002, Recommended Findings of Fact and Conclusions of Law at 17-18. As a result, Samuels and his co-defendants were found to have "offer[ed] unregistered and non-exempt securities for sale in the Commonwealth," in violation of Section 301 of the Massachusetts Uniform Securities Act (the "Act"), M. G. L. c. 110A.[4] *See In re Bulldog Investors General Partnership,* E-07-0002, Recommended Findings of Fact and Conclusions of Law at 18. They were ordered, among other things, to cease and desist from committing any further violations of the Act, and to pay a fine of $25,000.00, the maximum penalty allowed by the Act. *See In re Bulldog Investors General Partnership,* Final Order at 1-2.

Samuels is a plaintiff in two separate actions currently pending in the Massachusetts Superior Court. The first seeks judicial review of the administrative decision discussed above. *See Bulldog Investors General Partnership v. Galvin*, No. SUCV 2007-05038 (Mass. Super. Ct.). The second is a claim filed by Samuels and other defendants which seeks to enjoin the Securities Division from enforcing its Final Order. In the second case, the Court (Fabricant, J.) denied a motion for preliminary injunction brought by Samuels and the other plaintiffs. *See Bulldog Investors General Partnership v. Galvin*, No. SUCV 2007-01261 (Mass. Super. Ct. Dec. 26, 2007) (order denying preliminary injunction), included in the Appendix as Exhibit H.

Defendant Samuels Asset Management

Before filing the Amended Complaint, RHR learned that Samuels Asset Management ("SAM"), an investment management company, also owns shares of RHR. Amended Compl. ¶ 48. Samuels is the president and founder of SAM, Amended Compl. ¶ 34; Samuels Aff. ¶ 1, and SAM uses as an address "60 Heritage Drive, Pleasantville, New York" – which is also the

[4] Despite this finding of the Massachusetts Securities Division, Samuels summarily states in his affidavit that "[n]either I nor SAM transact or solicit business in Massachusetts." Affidavit of Steven Samuels ("Samuels Aff.") ¶ 3.

address for several of the other defendant entities and is Defendant Goldstein's home address. Amended Compl. ¶¶ 6, 7, 10-12, 20-21. SAM has not disclosed who its clients or shareholders are or how it decided to invest in RHR, but the Samuels Defendants do not deny that SAM and other defendants are under the common control of Samuels. Samuels Aff. ¶¶1-7.

Upon purchasing shares of RHR, SAM expressly assented, agreed and became a party to the terms of RHR's Trust Agreement, including the Ownership Limitation. *See* Trust Agreement, Article III § 8.[5] The Ownership Limitation provides that no "person" may own more than 9.8% of the outstanding common shares of RHR. *See* Trust Agreement, Article V §§ 1, 2.1(a). "Person" is defined broadly to include

> an individual, corporation, partnership, estate, trust . . . association, . . . joint stock company or other entity and also includes a group as that term is used for purposes of Section 13(d)(3) of the [Exchange Act]"

See Trust Agreement, Article I § 2(g).

In light of SAM's and Bulldog's common investment in RHR, Samuels's status as a founder and principal of both Bulldog and SAM, and the fact that SAM is located at the same address as Goldstein and other Bulldog defendants, RHR alleges that SAM and the other defendants are one "person" for purposes of the Ownership Limitation. Samuels and SAM now seek dismissal of the Amended Complaint, arguing (as Bulldog did previously) that they are mere investors in RHR and therefore this Court lacks personal jurisdiction and that RHR has not adequately alleged that the Samuels Defendants are connected to the other defendants and therefore RHR has failed to state a claim.

[5] This memorandum will cite directly to the Trust Agreement, which is attached to the Amended Complaint at Exhibit A.

ARGUMENT

I. THIS COURT HAS PERSONAL JURISDICTION OVER THE SAMUELS DEFENDANTS.

This Court may assert personal jurisdiction over non-residents such as SAM and Samuels if the assertion of jurisdiction is authorized by the Massachusetts long arm statute and the exercise of jurisdiction under state law is consistent with Constitutional due process. *Tatro v. Manor Care, Inc.*, 416 Mass. 763, 767 (1994); *Good Hope Indus. Inc. v. Ryder Scott Co.*, 378 Mass. 1, 5-6 (1979). The plaintiff meets its burden of establishing jurisdiction by making a *prima facie* showing supported by facts alleged in pleadings, affidavits, or exhibits. *See Ealing Corp. v. Harrods Ltd.*, 790 F.2d 978, 979 (1st Cir. 1986). This Court has previously held that RHR met this burden with respect to the defendants named in the initial complaint. Samuels and SAM assert legal arguments that are almost identical to the arguments rejected by this Court when the other defendants previously asserted that this Court lacked personal jurisdiction over them.[6]

A. The Samuels Defendants Are Transacting Business In The Commonwealth Through Their Actions And Through Those Of Their Affiliate Bulldog.

The Samuels defendants' actions satisfy the requirements of the Massachusetts long arm statute because the claims against them arise out of their purchase of RHR shares as a part of their "transacting [of their investment] . . . business in this Commonwealth." M. G. L. c. 223A § 3.

The "transacting any business" requirement is a minimal hurdle, which is "broadly construed," *Haddad v. Taylor*, 32 Mass. App. Ct. 332, 335 (1992), and reaches "any purposeful

[6] In this regard, RHR reserves its right to move for an award of part or all of its legal fees for responding to the Samuels Defendants' motion pursuant to M. G. L. ch. 231, § 6F, which provides for recovery of attorneys' fees and costs in connection with claims or defenses that are insubstantial, frivolous, or made in bad faith.

acts by an individual, whether personal, private or commercial." *Ross v. Ross*, 371 Mass. 439, 441 (1976). It sweeps in all "but the most incidental commercial conduct with a Massachusetts resident." *GSI Lumonics, Inc. v. BioDiscovery, Inc.*, 112 F. Supp. 2d 99, 105 (D. Mass. 2000). It has been described by the Supreme Judicial Court as permitting the exercise of jurisdiction "to the limits allowed by the Constitution of the United States." *Automatic Sprinkler Corp. v. Seneca Foods Corp.*, 361 Mass. 441, 443 (1972).

RHR is a Massachusetts business trust located in Massachusetts, and its Trust Agreement is governed by Massachusetts law. RHR has brought this action alleging, among other things, that the RHR shares owned and controlled by the Samuels Defendants should be aggregated with the RHR shares held by the other defendants for the purpose of the Ownership Limitation in the Trust Agreement. This dispute therefore arises directly from the Samuels Defendants' ownership of RHR shares as a part of the transacting of their investment business.

The Samuels Defendants argue that stock ownership alone is not enough to establish jurisdiction, but they cite only cases in which the legitimacy of the stock's ownership was not a focus of the litigation. *See, e.g., Shaffer v. Heitner*, 433 U.S. 186, 189-90 (1977); *Johnson Creative Arts, Inc. v. Wool Masters, Inc.*, 573 F.Supp 1106, 1111 (D. Mass 1983). The Samuels Defendants' argument fails because SAM's stock ownership and whether those shares are among the RHR shares which should be aggregated for purposes of the Ownership Limitation is a subject of this controversy. *See Grimes v. Vitalink Comm. Corp.*, 17 F.3d 1533, 1559 (3rd Cir. 1994) (stock ownership alone is enough to establish jurisdiction relating to adjudication of rights associated with that stock, even if it is not enough to establish jurisdiction for other matters); *Hynson v. Drummond Coal Co.*, 601 A.2d 570, 579 (Del. Ch. 1991) ("[T]he law has long put the buyer of corporate stock on notice that corporate rights attaching to stock ownership may be adjudicated in a single proceeding in another jurisdiction, including at a minimum the corporation's state of incorporation.").

Moreover, the exercise of personal jurisdiction over the Samuels Defendants is further warranted because Bulldog's actions should be imputed to the Samuels Defendants for the purpose of establishing personal jurisdiction. The actions of agents are attributable to principals and the actions of partners or joint venturers are attributable to other partners and other joint venturers for the purposes of personal jurisdiction. *See* M. G. L. c. 223A § 3 (personal jurisdiction over a party may be based on the acts of its agent); *Maker v. Bermingham*, 32 Mass. App. Ct. 971, 972-73 (1992) (jurisdiction over one partner establishes jurisdiction over other partners). Even if there is no formal agency or partnership relationship, if parties are closely affiliated and have aligned interests then the actions of one are attributable to the other, and jurisdiction will exist if the "sum of any imputed and direct contacts" supports it. *Daynard v. Ness,* 290 F.3d 42, 56-57 (1st Cir. 2002). Here, because of their close affiliation, actions of Bulldog concerning RHR can be imputed to the Samuels Defendants.

This Court has already found that Bulldog's activities affecting RHR constitute transacting business in Massachusetts sufficient to support jurisdiction with respect to RHR's lawsuit arising from those activities. *See* Order on Motion to Dismiss, May 30, 2007 (McEvoy, J.). Bulldog acquired a significant ownership position in RHR, a Massachusetts business trust, with the stated intention to pressure RHR management to take actions affecting RHR's business in Massachusetts. Amended Compl. ¶¶ 1, 45-47; June 5, 2006 Schedule 13D, included in the Appendix as Exhibit C. Among other things, Bulldog sent letters to RHR management in Massachusetts, asserted demands on RHR and threatened "expensive litigation" or a "proxy contest" if RHR did not accede to its demands. Amended Compl. ¶¶ 63-71.

Samuels, who is president of SAM, is a founder, principal, and controlling person of Bulldog. Amended Compl. ¶ 34. SAM has the same address as other Bulldog defendants, which is also Defendant Goldstein's home address. Amended Compl. ¶¶ 6, 7, 10-12, 20-21. In his affidavit, Samuels does not state whether he was involved in Bulldog's letters and threats to RHR or Bulldog's actions in connection with the proxy contest. Samuels Aff. ¶¶ 1-7. However, it is undisputed that SAM purchased shares and continued to own them at a time when Bulldog was in intentional violation of the Ownership Limitation (Amended Compl. ¶ 34) and that Samuels himself directed Bulldog's communications into Massachusetts trumpeting Bulldog's business of being "shareholder activists" – the same business activities that Bulldog has employed against RHR. Hickey Aff. ¶ 8 and Exhibit 3. The close connection, common ownership, common address and common control shared by the Samuels Defendants and the Bulldog Defendants (as to whom this Court has determined the exercise of personal jurisdiction is proper) all support the exercise of personal jurisdiction over the Samuels Defendants.

B. The Exercise Of Personal Jurisdiction Over The Samuels Defendants Satisfies Constitutional Due Process.

The exercise of personal jurisdiction is consistent with Constitutional due process because the Samuels Defendants have "purposefully established 'minimum contacts' in the forum state" and because the exercise of personal jurisdiction does not "offend 'traditional notions of fair play and substantial justice.'" *Tatro*, 416 Mass. at 772-73 (1994) (quoting *Burger King Corp. v. Rudzewicz*, 471 U.S. 462, 474 (1985) and *International Shoe Co. v. Washington,* 326 U.S. 310, 316 (1945)).

In addition to the Samuels Defendants' transacting of business in Massachusetts described above, Samuels has purposefully availed himself of the Massachusetts courts and Massachusetts law by participating as a plaintiff in two lawsuits in Massachusetts Superior

Court, by soliciting by email one or more investors in Massachusetts, and by operating an interactive website, which was accessible by Massachusetts residents. *See In re Bulldog Investors General Partnership*, E-07-0002, Recommended Findings of Fact and Conclusions of Law at 5-10. Several courts have concluded that email solicitation from an interactive website, such as the email sent by Samuels to Hickey, is sufficient to meet the minimum contacts required by due process. *See, e.g., Venture Tape Corp. v. McGills Glass Warehouse*, 292 F. Supp. 2d 230, 232-33 (D. Mass. 2003) (interactive website plus "something more," such as targeting of Massachusetts resident through the website, constitutes purposeful availment of the privilege of conducting business in Massachusetts).

There can be no serious contention that the exercise of jurisdiction over the Samuels Defendants offends notions of fair play or substantial justice. Neither Samuels nor SAM can be surprised at being named a defendant in a lawsuit in the Commonwealth given their investment in RHR and the activist conduct engaged in by Bulldog, as well as Samuels's participation in two other lawsuits in the Massachusetts Superior Court and an enforcement proceeding by the Massachusetts Securities Division. *See Balloon Bouquets, Inc. v. Balloon Telegram Delivery, Inc.*, 18 Mass. App. Ct. 935, 936 (1984) (the exercise of personal jurisdiction is proper where the defendant's contacts with the state are "such that he should reasonably anticipate being haled into court there") (quoting *World-Wide Volkswagon Corp. v. Woodson*, 444 U.S. 286, 297 (1980)).[7]

[7] The interests of the Commonwealth – a portion of the due process inquiry – also support the assertion of jurisdiction in this case. *See Tatro*, 416 Mass. at 773 (1994) (citing *Burger King*, 471 U.S. at 473 (1985)). Massachusetts has an interest in interpreting and enforcing the Trust Agreement of RHR, a Massachusetts business trust, and an interest in deciding this dispute with respect to all defendants in one coordinated action.

II. THE SAMUELS DEFENDANTS' MOTION TO DISMISS FOR FAILURE TO STATE A CLAIM SHOULD BE DENIED.

The Samuels Defendants have also moved that RHR's Amended Complaint should be dismissed for failure to state a claim. Such motions, brought pursuant to Mass. R. Civ. P. 12(b)(6) are "discouraged," *Gennari v. City of Revere,* 23 Mass. App. Ct. 979, 980 (1987), and should be denied unless it "appears beyond doubt that the plaintiff can prove no set of facts in support of his claim which would entitle him to relief." *Nader v. Citron*, 372 Mass. 96, 98 (1977) (quoting *Conley v. Gibson*, 355 U.S. 41, 45-46 (1957)). In reviewing a motion to dismiss, courts must "accept as true all factual allegations in the complaint, and draw all reasonable inferences in favor of the plaintiffs." *General Convention of New Jerusalem in the U.S., Inc. v. MacKenzie*, 449 Mass. 832, 835 (2007).

RHR's allegations are sufficient to support the inference that SAM, Samuels and the other Bulldog Defendants are one "person" under the Ownership Limitation, making their presence appropriate and necessary for purposes of the declaratory judgment and specific performance counts. Under the Trust Agreement, a "person" is defined to include, among other things, an "association." *See* Trust Agreement, Article I § 2(g). An "association" is a "gathering of people for a common purpose." Black's Law Dictionary 100 (Abridged 8th ed. 2005). A "person" also includes a "group" as that term is used for purposes of Section 13(d)(3) of the Exchange Act. *See* Trust Agreement, Article I § 2(g). A "group" exists when persons or entities "agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer." 17 C.F.R. § 240.13d-5(b)(1). RHR's allegations – which include that SAM and Bulldog both own shares in RHR, that Samuels is a principal of Bulldog and president of SAM, that Samuels serves as a primary Bulldog representative to the Bulldog investors, that SAM and Bulldog share a common address, and that SAM, Samuels and Bulldog are "working together" with respect to their RHR share ownership, Amended Compl. ¶¶ 34, 42-48, 92-97 – are sufficient to support the inference that the Samuels Defendants and Bulldog are acting in concert and therefore constitute one "person" under these definitions. This is especially so because all of these allegations must be assumed to be true for purposes of this motion to dismiss under Rule 12(b)(6).

The Samuels Defendants argue that RHR has failed to provide enough detail to support the inference that the Samuels Defendants are in the same "group" with the other defendants for the purposes of the Trust Agreement or Section 13(d)(3) of the Exchange Act. The Amended Complaint alleges that the Bulldog Investors General Partnership "was working together with Samue[ls] Asset Management, Inc. [and] Steven Samuels . . . in acquiring RHR shares and attempting to influence the business of RHR." Amended Compl. ¶¶ 42, 48. This statement is sufficient to allege a "group" and no more detail is required under the applicable standards of notice pleading. *See* Mass. R. Civ. P. 8(a) (complaint need only set forth "short and plain statement of the claim showing that the pleader is entitled to relief").

RHR has also adequately alleged a Chapter 93A claim against the Samuels Defendants. Among other things, RHR has alleged that SAM, which is controlled by Samuels, failed to disclose its relationship with Bulldog as required by both federal securities laws and RHR's Trust Agreement. Amended Compl. ¶¶ 34, 42, 44, 48. The defendants' failure to disclose SAM's ownership of RHR shares is one of the unfair and deceptive acts on which RHR's Chapter 93A claim is based. Moreover, the commonalities between Bulldog, Goldstein, and the Samuels Defendants support the inference that Goldstein's and Bulldog's pattern of unfair and deceptive practices were intended to benefit all investors with whom they were working, including the Samuels Defendants.[8]

CONCLUSION

For all of the foregoing reasons the Samuels Defendants' motion to dismiss the Amended Complaint should be denied.

Respectfully submitted,

RMR HOSPITALITY AND REAL ESTATE FUND

Jane E. Willis (#568024)
Justin J. Wolosz (#643543)
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110-2624
(617) 951-7000

January 23, 2008

[8] Other arguments which establish that the Amended Complaint adequately states a claim are set forth in RHR's Opposition to Bulldog's Motion to Dismiss the Amended Complaint which is being simultaneously served with this Opposition and which are hereby incorporated by reference.

Certificate of Service

I certify that on January 23, 2008, I served a copy of the foregoing document on the attorney for each other party by email and by mail.

Justin J. Wolosz

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT

RMR HOSPITALITY and REAL ESTATE FUND,
Plaintiff,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP, ET AL.

Defendants.

Civil Action No. 06-4054

AFFIDAVIT OF BRENDAN HICKEY

Brendan Hickey, being first duly sworn, deposes and says:

1. I am a resident of Massachusetts. I reside at 677 Quincy Shore Drive #201, Quincy, Massachusetts 02170.

2. On November 10, 2006, I visited the website for Bulldog Investors located at the internet address http:/www.bulldoginvestors.com. I reviewed the information on this website about the hedge fund offered by Bulldog Investors.

3. On the website is a Registration Form. The website indicates that, if the visitor would like to view additional fund information, he/she must fill out the Registration Form.

4.. I completed the Registration Form with the following information:

First Name:	Brendan
Last Name:	Hickey
Address:	677 Quincy Shore Dr. #201
City:	Quincy
State:	Massachusetts
Postal code:	02170
Country:	USA

Telephone:	617 549 4917
Fax:	617 549 4917
Email:	brendanhickey_99@yahoo.com

5. I was not asked to provide any other information on the Registration Form or the website and I did not provide any other information. Specifically, I was not asked to provide employment information, salary information, information about my assets or liabilities or any information about my investment experience.

6. Within hours of completing the Registration Form with just the information in paragraph 4 above, I received an email from Steven Samuels on behalf of Bulldog Investors. Attached as Exhibit 1 is a copy of the email I received from Mr. Samuels on November 10, 2006 at 3:06 pm. The text of Mr. Samuels' email is as follows:

> Thank you for your interest in Bulldog Investors. While we are proud to have one of the best long term records in the business, it is very difficult to adequately describe what, why, and how we do what we do in a quick response to an email inquiry. Performance numbers for example show nothing of the risk taken to achieve those returns.
>
> I have attached some basic information on our management including performance and philosophy. I would be happy to spend a few minutes on the phone if you wish to discuss in more detail. Please contact me at 203 222 0609.

7. According to the Bulldog Investors website, Mr. Samuels is a principal of the firm Samuels Chase, a registered broker-dealer, in the business of selling investment securities. The website also indicated that Mr. Samuels is a co-founder of Bulldog Investors.

8. Attached to Mr. Samuels' email dated November 10, 2006 were 7 documents consisting of 31 pages. These documents are attached as Exhibits 2 through 8 to this Affidavit.

9. Exhibit 2 includes a description of Bulldog's investment strategy, fee charges, historical performance and other information, including contact information for Bulldog Investors and Mr. Samuels.

10. Exhibit 3 is a 21 page presentation or slide deck with the title "Bulldog Investors Unlocking Value." This document includes a description of Bulldog Investors' business strategies, examples of investments purportedly made by the Bulldog hedge fund and background information on persons apparently associated with Bulldog Investors, including its founder, Mr. Phillip Goldstein.

11. Exhibit 4 is a letter dated July 13, 2006 addressed to "Dear Partner." This letter provides certain information about the Bulldog hedge fund.

12. Exhibit 5 is a document which purports to show monthly returns available to investors in the Bulldog hedge fund.

13. Exhibits 6, 7, and 8 appear to be articles in the press about Bulldog Investors or its founder, Mr. Phillip Goldstein.

Signed upon the penalties of perjury this 2 day of January 2007.

Brendan Hickey

Commonwealth of Massachusetts

Suffolk, ss. January 2, 2007

Brendan Hickey, a person known to me, appeared before me, read the foregoing affidavit, swore that all his statements in said affidavit are true, and affixed his signature above, all in my presence on this 2nd day of January, 2007.

Camille A Power
Notary Public
My Commission Expires: 12/6/13

CAMILLE A. POWER
Notary Public
Commonwealth of Massachusetts
My Commission Expires
December 6, 2013

Certificate of Service

I certify that on January 3, 2007, I served a copy of the foregoing Affidavit of Brendan Hickey on the attorney of record for each other party by hand.

Justin J. Wolosz

EXHIBIT 1

From: Steven Samuels [sam1071@optonline.net]
Sent: Friday, November 10, 2006 3:06 PM
To: brendanhickey_99@yahoo.com
Subject: RE: Bulldog Website Contact

Attachments: Thank you for your interest in Bulldog Investors.doc; BulldogPresentation3.pdf; Activism Boosts Manager.doc; phil goldstein.pdf; the deal #2.pdf; Bulldog Investors -Full Value Partners L P .pdf; FVPLP1Q 2nd estimates.doc; monthly rtns est.xls

Thank you for your interest in... | BulldogPresentation 3.pdf (359 ... | Activism Boosts Manager.doc (2... | phil goldstein.pdf (72 KB) | the deal #2.pdf (18 KB) | Bulldog Investors -Full Value ... | FVPLP1Q 2nd estimates.doc (64 ...

monthly rtns est.xls (20 KB)

Thank you for your interest in Bulldog Investors. While we are proud to have one of the best long term records in the business, it is very difficult to adequately describe what, why, and how we do what we do in a quick response to an email inquiry. Performance numbers for example show nothing of the risk taken to achieve those returns.

I have attached some basic information on our management including performance and philosophy. I would be more than happy to spend a few minutes on the phone if you wish to discuss in more detail. Please contact me at 203 222 0609.

Regards,

Steven Samuels
Bulldog Investors
203 222 0609

-----Original Message-----
From: Brendan Hickey [mailto:brendanhickey_99@yahoo.com]
Sent: Friday, November 10, 2006 1:56 PM
To: ssamuels@bulldoginvestors.com
Subject: Bulldog Website Contact

This message was sent from:
http://bulldoginvestors.com/contact.html

CONTACT INFO

Brendan
Hickey
677 Quincy Shore Dr. #201
Quincy
MA
02170
USA
617 549 4817
617 549 4817
brendanhickey_99@yahoo.com

Thank you for your interest in Bulldog Investors. While we are proud to have one of the best long term records in the business, it is very difficult to adequately describe what, why, and how we do what we do in a quick response to an email inquiry. Performance numbers for example show nothing of the risk taken to achieve those returns.

I have attached some basic information on our management including performance and philosophy. I would be more than happy to spend a few minutes on the phone if you wish to discuss in more detail. Please contact me at 203 222 0609.

EXHIBIT 2

Bulldog Investors
Full Value Partners, L.P.

InformationManagementNetwork

New York City Hedge Fund Master Class Series: July 19, 2006

Investment Strategy

We invest in publicly traded securities, with a specialty in closed-end mutual funds. We are value investors first. We work to determine the true intrinsic value of a company then strive to 'unlock' this value. We invest in equities and debt securities, real estate investment trusts, taxable and tax free closed-end funds, liquidations, spin offs, and asset rich companies.

Manager Background

Phillip Goldstein was a co-founder of Bulldog Investors in 1993. He has served as a director of a number of closed-end funds and is currently a director of the Mexico Equity and Income Fund, Brantley Capital Corporation, and the Emerging Markets Telecommunications Fund. He graduated from the University of Southern California in 1966 with a Bachelor of Engineering degree and from C.C.N.Y. in 1968 with a Master of Engineering degree. Mr. Goldstein is a widely-quoted expert on value investing and corporate governance.

Steven Samuels was a co-founder of Bulldog Investors in 1993. He was previously a partner in Drake Capital. Mr. Samuels was licensed as a stockbroker with Dean Witter Securities in 1979. He received a BA in Business from American University in 1978. Mr. Samuels is an expert in value investing with more than 20 years of experience.

Andrew Dakos became a Principal of Bulldog Investors in 1999. He was a director of Dresdner RCM Global Strategic Income Fund and is currently a director of the Mexico Equity and Income Fund. Mr. Dakos graduated from University of Delaware in 1988 with a BS in Business Administration.

Rajeev Das has been with Bulldog Investors since 1997. Mr. Das is currently a director of the Mexico Equity and Income Fund. From 1992-1997, he was at Muriel Siebert and Company, most recently as Manager of the Credit Risk Department. Mr. Das is a Chartered Financial Analyst (CFA). He received a BA in Economics from the University of Bombay in 1989 and an MA in Economics from New York University in 1999.

Investment & Fee Information

Min Invest (MM):	$0.50
Mgmt Fee:	1.0%
Incentive Fee:	20.0%
High Water Mark:	Yes
Hurdle Rate:	No
Lock-Up Period:	One year

Assets and Firm Information

Firm Assets (MM):	$325.0
Fund Assets (MM):	$105.0
Prime Broker:	Bear Stearns
Auditor:	J.H. Cohn LLP
Legal Counsel:	Purrington Moody Weil LLP
Administrator:	Trachtenberg & Pauker, LLP

Contact Information

Bulldog Investors
Steve Samuels
Park 80 West, Plaza Two
Saddle Brook, NJ 07663
201.556.0092
ssamuels@bulldoginvestors.com

Historical Performance

Year	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Year
2006	5.43%				5.43%
2005	0.55%	4.44%	4.12%	-0.55%	8.74%
2004	3.96%	3.17%	3.58%	8.36%	20.39%
2003	3.89%	8.85%	4.84%	11.78%	32.52%
2002	1.86%	-0.01%	-0.98%	6.98%	7.89%
2001				8.16%	8.16%

Latest Period Returns	Qtr.	YTD	1 Year	3 Year	5 Year	7 Year	10 Year	Inception*
Full Value Partners, L.P.	5.43%	5.43%	14.01%	20.75%				18.35%
S&P 500	4.21%	4.21%	11.73%	17.22%				6.81%
Over/Under - S&P 500	1.22%	1.22%	2.29%	3.53%				11.54%

Returns above for periods equal to or greater than 1 year are annualized. *Performance since Oct-01

Disclaimer / Notes

Past Performance Is No Guarantee of Future Results

Bulldog Investors - Full Value Partners, L.P.

InformationManagementNetwork

Start: Oct-01
End: Mar-06

Benchmark 1: S&P 500

Return & Statistical Analysis

Return & Statistical Analysis	Fund	BM1
Standard Deviation	7.01%	16.31%
Sharpe (2.00%)	2.20	0.36
Sortino (2.00%)	17.15	0.43
Alpha (Annualized)		15.35%
Beta		0.36
R-Squared		0.72
Active Premium		11.54%
Outperformed in up markets		53.85%
Outperformed in down markets		100.00%
Percent Profitable Quarters	83.33%	72.22%
Average Quarterly Gain	5.33%	5.66%
Average Quarterly Loss	-0.52%	-7.57%
Best Quarterly Return	11.78%	15.39%
Worst Quarterly Return	-0.98%	-17.28%
Best 4 Quarter Return	32.61%	35.12%
Worst 4 Quarter Return	7.69%	-24.76%
Quarterly Profit/Loss Ratio	51.70	1.94

Performance Over Time vs. Benchmarks



20%
15%
10%
5%
0%
Return
Qtr
YTD
1 Year
Inception
Full Value Partners, L.P.
S&P 500

Growth of $1,000 (Since Inception)



$2,500
$2,000
$1,500
$1,000
$500
03-02 09-02 03-03 09-03 03-04 09-04 03-05 09-05 03-06
Full Value Partners, L.P.
S&P 500

Distribution of Returns



Quarterly Periods
5
4
3
2
1
0
< -10%
-9 to -8
-7 to -6
-5 to -4
-3 to -2
Return Range (%)

Risk/Return vs. Benchmarks



Annualized Return
25%
20%
15%
10%
5%
0%
5%
10%
15%
20%
25%
Annualized Standard Deviation
Full Value Partners, L.P.
S&P 500

Up Market and Down Market Analysis

	Up Markets		Down Markets	
Statistic	S&P 500		S&P 500	
Alpha	2.23%		3.22%	
Alpha (Annualized)	9.22%		13.50%	
Beta	0.58		0.24	
R	0.86		0.79	
R^2	0.75		0.62	
Tracking Error	5.32%		23.05%	
Treynor	37.48%		15.31%	
Jensen Alpha	2.02%		2.84%	
Info Ratio	-0.10		1.45	

Drawdown Analysis

	Full Value Partners, L.P.	S&P 500	
Maximum Drawdown	-0.99%	-28.38%	
Quarters in Drawdown	2	2	
Quarters to Recover	1	6	
Peak	Mar-02	Mar-02	
Valley	Sep-02	Sep-02	

Disclaimer / Notes

Returns above for periods equal to or greater than 1 year are annualized. All statistics are based on quarterly returns. *Performance since Oct-01

****Past Performance Is No Guarantee of Future Results****

EXHIBIT 3



Bulldog Investors

UNLOCKING VALUE

Park 80 West | Plaza Two | Saddle Brook, NJ 07663
Telephone | 201.556.0092 Facimille | 201.556.0097
www.bulldoginvestors.com

Q3 2006



FIRM OVERVIEW
INVESTMENT PHILOSOPHY
INVESTMENT PROCESS
INVESTMENT TABLE
PERFORMANCE UPDATE
EXAMPLE: BLAIR
EXAMPLE: SIZELER
EXAMPLE: SELIGMAN
FUTURE AREAS OF POTENTIAL "REWARDS"
PRINCIPAL'S BACKGROUND
GENERAL FUND INFORMATION
SUMMARY

BULLDOG REPRESENTS AN EXCEPTIONAL BLEND OF TALENT AND EXPERIENCE THAT HAS EARNED THEM A REPUTATION FOR BEING ONE OF THE BEST BOUTIQUE INVESTMENT FIRMS IN THE BUSINESS

BulldogInvestors
UNLOCKING VALUE

Q3 2006



TABLE OF CONTENTS



Firm Overview

Bulldog Investors

- Opportunity Partners LP
- Full Value Partners LP
- Income Plus LP

PRINCIPALS

- Phillip Goldstein
- Andrew Dakos
- Steven Samuels
- Rajeev Das


Investment Philosophy

THE SINGLE MOST IMPORTANT QUESTION »

When told what an investor achieved, we respond with a very simple question...with what risk taken? Returns mean very little if investors do not understand the risk they have taken to achieve those results. We have achieved superior risk adjusted returns.

WHO WE ARE »

Bulldog Investors is a group of investment funds founded in 1993. Investors in our funds include high net worth individuals, pensions, retirement plans, and institutions including fund of funds and family offices.



Investment Philosophy

WHAT WE DO »

We invest in publicly traded securities, with a specialty in closed-end mutual funds. We are value investors first. We work to determine the true intrinsic value of a company then strive to "unlock' this value. We invest in equities and debt securities, real estate investment trusts, taxable and tax free closed-end funds, liquidations, spin offs, and asset rich companies.

HOW WE UNLOCK VALUE »

This is where we really earn our returns. As shareholder activists we pressure management to deliver value to shareholders through proxy contests, tenders, and buyout offers. We align ourselves with other stockholders with the same goal – that is to realize full value.



Investment Process

BULLDOG IS NOT CONTENT TO WAIT FOR VALUE TO BE UNLOCKED »

Like other value investors, Bulldog rigorously analyzes and focuses on undervalued investment opportunities, targeting only securities it understands and can appropriately value. However, unlike other value investors, Bulldog will diligently take steps to enhance the value of its investments through various time-tested and proprietary means. In other words, Bulldog actually adds value to its investments.

In short, what sets Bulldog Investors apart is a unique investment approach that, over the long term, has produced above-average returns with below-average risk.

Investment Table

IMPACT ON $1 MILLION INVESTMENT

YEAR END	BULLDOG	S&P 500
1993	$1,115,000	$1,101,000
1994	$1,397,535	$1,115,313
1995	$1,972,956	$1,534,671
1996	$2,290,602	$1,887,645
1997	$2,702,910	$2,518,119
1998	$2,735,345	$3,238,299
1999	$3,580,566	$3,918,343
2000	$3,963,687	$3,561,773
2001	$4,233,217	$3,137,922
2002	$4,442,111	$2,444,441
2003	$5,534,694	$3,145,996
2004	$6,701,960	$3,488,280
2005	$7,242,809	$3,659,206

TOTAL DIFFERENCE = $3,583,603



OPPORTUNITY PARTNERS L.P. (Launch Date 1/1/93)

A highly diversified fund primarily invested in publicly traded closed-end mutual funds and operating companies that are selling substantially below their intrinsic values. Opportunity Partners applies the firm's proprietary investment methodology to "unlock" these values. Opportunity Partners will also hedge when deemed appropriate.

PERFORMANCE SUMMARY (6/30/06)

	YTD	SECOND QUARTER 2006	1 YEAR (TTM)	AVERAGE ANNUAL RETURN (Since inception)
OPPORTUNITY PARTNERS	6.50%	0.77%	11.56%	16.34%
S&P 500	2.71%	-1.44%	8.64%	10.31%

OPPORTUNITY PARTNERS VS. S&P 500



50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
Opportunity Partners
S&P 500



Performance Update

FULL VALUE PARTNERS L.P. (Launch Date 10/1/01)

Full Value Partners is a fund that concentrates on taking substantial positions in undervalued operating companies and closed-end mutual funds. Full Value Partners acts as a catalyst to "unlock' these values through proprietary means.

Full Value Partners will hedge when deemed appropriate

PERFORMANCE SUMMARY (6/30/06)

	YTD	SECOND QUARTER 2006	1 YEAR (TTM)	AVERAGE ANNUAL RETURN (Since inception)
FULL VALUE	7.16%	1.64%	10.96%	17.70%
S&P 500	2.71%	-1.44%	8.64%	6.12%

FULL VALUE PARTNERS VS. S&P 500



20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
4Q 01
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03
4Q 03
1Q 04
2Q 04
3Q 04
4Q 04
1Q 05
2Q 05
3Q 05
4Q 05
1Q 06
2Q 06
Full Value
S&P 500

Performance Update

INCOME PLUS L.P. (Launch Date 9/1/04)

Bulldog Income Plus L.P. Attempts to provide risk adjusted returns that are superior to those available to fixed income investors. The fund intends to achieve its objective, while controlling for risk, by primarily investing in income oriented closed-end funds trading at a discount to net asset value. Purchasing a closed-end fund at a discount allows an investor to immediately achieve a higher yield than a comparable product without taking on any additional risk. In addition, there is a high probability of earning a capital gain as we utilize proprietary activist methods to narrow these discounts.

PERFORMANCE SUMMARY (6/30/06)

	YTD	SECOND QUARTER 2006	1 YEAR	AVERAGE ANNUAL RETURN (Since inception)
INCOME PLUS	4.32%	0.97%	7.39%	8.36%
AGG. BOND INDEX	-0.72%	-0.08%	-0.82%	1.48%

INCOME PLUS VS. LEHMAN AGGREGATE BOND INDEX



4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
-0.5%
-1.0%
4Q 04
1Q 05
2Q 05
3Q 05
4Q 05
1Q 06
2Q 06
Income Plus
Lehman Aggregate Bond Index

BulldogInvestors
UNLOCKING VALUE



Example: (NYSE [illegible] Blair Corporation

A RECENT EXAMPLE OF ACTIVISM ON AN OPERATING COMPANY »

Blair is a direct marketer of value priced women's and men's clothing that has been in business for almost a century. Like many of our investments in operating companies Blair possessed a hidden asset we believed was not fully reflected in the market price of its common stock. *The vast majority of Blair's revenue was generated via catalog mailings to loyal repeat* customers. Many of these customer's purchases were on credit provided by Blair. The resulting accounts receivable portfolio bloated the company's balance sheet contributing to the company's anemic return on equity.

After purchasing our initial stake in the company at prices ranging from the mid to high $20's we approached management with a proposal to sell the receivables portfolio and return the proceeds to shareholders via a large self-tender offer. After carefully reviewing our proposal, the company announced the sale of the portfolio and we later negotiated a $42 per share self-tender offer by the company for over 50% of outstanding shares. Our threat of a proxy contest was the catalyst forcing management to act thereby earning us a return in excess of 50% on our initial block of shares.



Example: (NYSE: SIZ)
Sizeler Property Investors

Our first hand experience as shareholder activists puts us in a unique position to handicap the probabilities for success of others that try their hand at forcing companies to deliver value to shareholders.

Sizeler Property Investors is a real estate investment trust (REIT) that came under siege from an experienced real estate investor in the summer of 2004. From the start, we recognized that the activist's chances of forcing management to either sell or liquidate the company had a high probability of success. With SIZ shares trading at what we calculated to be a 30% to 40% discount to its net asset value we aggressively bought the stock in the open market.

A heated proxy contest led to a settlement between the activist and management and an investment banker has been hired to sell the company. We are awaiting an announcement by the company soon and expect a return in excess of 50% on our initial investment.

Though willing to take the lead activist role in company's like SIZ, we are just as content to remain passive while someone else does the heavy lifting. However, it is critical to the success of these types of investments to properly read the likelihood of success by other activists. Having been involved in nearly two dozen proxy contests over the past 8 years we believe we are well positioned to profit on our own book of knowledge.



Example: (NYSE: SQF) Seligman Quality Municipal Fund

SQF is a closed end investment grade municipal bond fund, utilizing leverage to boost returns. We began purchasing SQF at a discount of about 14% in late 2004. We were buying a high quality municipal bond fund with a current tax exempt yield of 5.37%. Because of the discount we picked up an additional percentage in yield with no added risk.

After accumulating over 10% of the outstanding shares, we filed a 13d and approached the board of directors of SQF. We advised the board we intended to submit a shareholder proposal seeking to eliminate the discount and asked the board to abide by the outcome of a shareholder vote. SQF's board responded by imposing an advance notice requirement on director nominations and changing the requirements on director elections to a majority of outstanding shares from a plurality.



Seligman Quality Municipal Fund (cont.)

INSIGHT »

By taking these actions we feel SQF actually made themselves more vulnerable. It will be virtually impossible for any candidate for director to receive votes of over 50% of the outstanding shares in a contested election. Under Maryland law, if no directors are elected for 2 years, shareholders can have the fund liquidated.

RETURNS »

Because of our actions the discount on SQF narrowed from over 14% at the end of 2004 to 6% by March 31, 2006. A shareholder owning SQF over this time period received a return of over 12%. The Lehman 10 year Muni Bond Index returned 2.74% over the same time period. By purchasing shares at a discount and working to narrow the discount we were able to add over 9% in additional returns without taking on any additional risk.



THE SINGLE MOST IMPORTANT QUESTION»

Over $65 billion has been raised in the past 2 ½ years in new closed-end funds. Issuance of new paper, weak markets and negative sentiment towards income securities have all combined to create tremendous opportunities in the closed-end fund arena. Several closed-end funds are trading at wider than normal discounts. We are buying selective situations where we feel that the probability for discount reversion is high for a few reasons:

- Change in sentiment could reduce wide level of discounts.
- Provisions in funds prospectuses obligate funds to take actions to reduce discount.
- Shareholder activism on our part could force funds into discount reducing measures.



Principal's Background

FIRM OVERVIEW
INVESTMENT PHILOSOPHY
INVESTMENT PROCESS
INVESTMENT TABLE
PERFORMANCE UPDATE
EXAMPLE: BLAIR
EXAMPLE: SIZELER
EXAMPLE: SELIGMAN
FUTURE AREAS OF POTENTIAL "REWARDS"
PRINCIPAL'S BACKGROUND
GENERAL FUND INFORMATION
SUMMARY

PHILLIP GOLDSTEIN »

Phillip Goldstein was a co-founder of Bulldog Investors in 1993. He has served as a director of a number of closed-end funds and is currently a director of the Mexico Equity and Income Fund, Brantley Capital Corporation, and the Emerging Markets Telecommunications Fund. He Graduated from the University of Southern California in 1966 with a Bachelor of Engineering degree and from C.C.N.Y. in 1968 with a Master of Engineering degree. Mr. Goldstein is a widely-quoted expert on value investing and corporate governance.

STEVEN SAMUELS »

Steven Samuels was a co-founder of Bulldog Investors in 1993. He was previously a partner in Drake Capital. Mr. Samuels was licensed as a stockbroker with Dean Witter Securities in 1979. He received a BA in Business from American University in 1978. Mr. Samuels is an expert in value investing with more than 20 years of experience.



Principal's Background

ANDREW DAKOS »

Andrew Dakos became a Principal of Bulldog Investors in 1999. He was a director of Dresdner RCM Global Strategic Income Fund and is currently a director of the Mexico Equity and Income Fund. Mr. Dakos graduated from University of Delaware in 1988 with a BS in Business Administration.

RAJEEV DAS »

Rajeev Das has been with Bulldog Investors since 1997. Mr. Das is currently a director of the Mexico Equity and Income Fund. From 1992-1997, he was at Muriel Siebert and Company, most recently as Manager of the Credit Risk Department. Mr. Das is a Chartered Financial Analyst (CFA). He received a BA in Economics from the University of Bombay in 1989 and an MA in Economics from New York University in 1999.



General Fund Information

PRIME BROKER:	Bear Stearns
ADMINISTRATORS:	Trachtenberg and Pauker LLP
AUDITORS:	JH Cohn LLP
LEGAL:	Burrington Moody Weil LLP



FIRM OVERVIEW
INVESTMENT PHILOSOPHY
INVESTMENT PROCESS
INVESTMENT TABLE
PERFORMANCE UPDATE
EXAMPLE: BLAIR
EXAMPLE: SIZELER
EXAMPLE: SELIGMAN
FUTURE AREAS OF POTENTIAL "REWARDS"
PRINCIPAL'S BACKGROUND
GENERAL FUND INFORMATION
SUMMARY

- Managing money since 1993
- Current team in place since 1999
- No down years
- Significant outperformance in tough markets
- Attractive risk adjusted returns
- Currently our portfolio is positioned to take advantage of unusual opportunities in fixed income closed-end funds and overcapitalized operating companies
- Hedging areas of greater market and sector risk
- Expectations of numerous liquidity events



Contact Information

FIRM OVERVIEW
INVESTMENT PHILOSOPHY
INVESTMENT PROCESS
INVESTMENT TABLE
PERFORMANCE UPDATE
EXAMPLE: BLAIR
EXAMPLE: SIZELER
EXAMPLE: SELIGMAN
FUTURE AREAS OF POTENTIAL "REWARDS"
PRINCIPAL'S BACKGROUND
GENERAL FUND INFORMATION
SUMMARY

EMAIL: info@bulldoginvestors.com

WEB SITE: www.bulldoginvestors.com

OFFICE: Park 80 West
Plaza Two
Saddle Brook, NJ 07663

PHONE: (201) 556-0092

FAX: (201) 556-0097

EXHIBIT 4

July 13, 2006

Dear Partner:

Our partnership posted a net gain of 5.4% in the first quarter of 2006 vs. a gain of 4.2% for the S&P 500 Index. **Our preliminarily estimate is that we were up a bit more than 1% in the second quarter vs. a decline of 1.44% for the S&P 500 Index.** From our inception on October 1, 2001 through March 31, 2006, Full Value Partners has generated a net average annual return of 18.4% vs. 6.5% for the S&P 500 Index. Viewed in dollar terms, a $100,000 investment made on October 1, 2001 would be worth $213,000 on March 31, 2006 vs. $133,000 if it were invested in the S&P 500 Index.

Risk and Reward

Currently, our portfolio is less risky than it normally is. That is not because we have made a conscious decision to seek out low risk investments. Rather, it just happens that we see good opportunities to unlock value in a number of low risk investments. For example, we have accumulated sizeable positions in several income oriented closed-end funds. These funds tend to be less volatile than most stocks. In addition, they pay dividends monthly or quarterly. We accumulated the bulk of our stakes in these income funds at double digit discounts to their net asset value with an eye to campaigning for open-ending, liquidation, a share buyback, a self-tender offer or some other measure to address the discount. We continue to add to our positions when we can do so at an attractive price. As we and other like minded investors increase our stakes, the likelihood becomes greater that management will take action to address the discount to avoid a showdown with irate shareholders.

We also have several investments in operating companies where management has signaled that it intends to maximize shareholder value. In some instances, we have been a catalyst toward that end. One such investment is AmeriVest Properties, a real estate investment trust serving small- to medium-size office tenants. Bowing to pressure from large shareholders including us, AmeriVest is in the process of liquidating the company and the chances are good that the proceeds per share will exceed the stock's current market price.

Another real estate play is Gyrodyne Company of America. Gyrodyne has two real estate assets, the biggest of which was originally a largely undeveloped 313-acre site on the north shore of Long Island about 50 miles east of New York City. Last November the State University of New York took title to 245 acres through eminent domain and paid Gyrodyne $91,800 per acre. Because that is far less than the $300,000 to $400,000 per acre a private developer would pay, Gyrodyne has asked a court to determine the property's fair value. Meanwhile, it is marketing the remaining 68-acres which, if sold, will establish a marker on the property taken by SUNY and move the parties closer to a settlement. We have a pretty good paper profit on this investment but we believe there is still sizeable upside. It should be noted that a decline in real estate values will have no effect on the valuation of the parcel that was taken because the court must value the property on the day it was taken (plus interest). Thus, its value is effectively frozen. We see little downside risk in Gyrodyne and we think our patience will ultimately be rewarded.

Lastly, we are part of a group that is the largest shareholder of Hector Communications, a small Minnesota-based telephone company. We first began buying shares of Hector when it was trading below $20 based on our belief that it was cheap compared to its private market value. By the early spring of 2005 we had acquired a meaningful position in Hector and began to press management to sell the company. Since then, we have had numerous discussions with management. Our efforts were rewarded on June 27th when Hector, which was then trading at about $29.50, announced that it would be acquired for $36.40 per share. The stock price jumped $5.50 giving our entire portfolio a lift of about 1% that day and pushed our partnership into the black for the quarter.

Interestingly, if the sale of Hector had been announced just a few days later, we might have had a slight loss in the second quarter. Although we were almost certain a sale was coming we did not know precisely when an announcement would be made. The lesson is that one should not look too closely at the short-term results of an activist manager like us. Even though we are working hard to unlock value in a given investment, it is uncertain as to when that will actually happen. It is a long term project and there may be a long delay before a liquidity event occurs. In fact, this has been the case for many of our investments over the past year or so. Though nothing is guaranteed we believe the tide is likely to turn and we could see a number of value enhancing announcements from both closed-end funds and operating companies over the next year. If that occurs, we should outperform the market unless it shoots up by 30% or more.

Finally, as you may have heard, on June 23rd we won our lawsuit to overturn a rule the SEC had adopted requiring managers of most private investment partnerships to register with the agency. More than a few people had questioned our decision to sue the SEC but we always felt it was consistent with our activist approach to investing. We have stood up many times for shareholders when a company's board of directors has violated their rights. Similarly, we felt compelled to challenge the SEC because we were convinced that it had exceeded its legal authority. Our concern is not just with the narrow issue of hedge fund regulation. Our constitutional democracy is threatened if unaccountable bureaucrats are not challenged when, as the SEC did, they assume powers that only Congress can rightly exercise.

Since then, we have had many calls from reporters and have appeared on CNBC and Bloomberg television. A question we have been asked more than once is what we intend to do now that we have won. Our answer is simple. We intend to do what we have been doing for the past 4-1/2 years – working diligently and ethically to manage Full Value Partners with a goal of making money for our investors without undue risk. We don't need a nanny regulator to tell us right from wrong. And unlike most mutual fund managers, we put our money where our mouths are. Since day one a significant portion of our net worth has been invested in Full Value Partners so you can be sure that our interests are closely aligned with yours. In our opinion, that is more important than all the cosmetic rules and regulations any regulator can dream up.

Like many other respected and successful private investment partnerships, we recently instituted a two-year lockup for new contributions. The primary purpose of the lockup was to allow us to plan and to execute our activist strategies with a fairly stable asset base and without undue concern about disruption from unanticipated redemptions. However, a secondary benefit was that a two-year lockup allowed us to avoid the costly red tape that goes with registration while our lawsuit was pending. For example, an unintended consequence of the rule was that it created a supply – demand imbalance for experienced compliance professionals, many of whose annual salaries are now well into six figures. Assuming the SEC does not appeal the decision, we may modify the lockup policy.

Very truly yours,

Andrew Dakos & Phillip Goldstein
Managing Members
Full Value Advisors LLC
General Partner

EXHIBIT 5

FULL VALUE PARTNERS L.P.
MONTHLY RETURN ESTIMATES (NET)

Jul-06	(0.72)
Jun-06	1.95
May-06	(1.09)
Apr-06	0.56
Mar-06	1.9
Feb-06	0.75
Jan-06	2.46
Dec-05	2.03
Nov-05	2.01
Oct-05	(4.61)
Sep-05	1.61
Aug-05	1.54
Jul-05	0.89
Jun-05	1.80
May-05	3.53
Apr-05	(0.94)
Mar-05	(0.88)
Feb-05	1.26
Jan-05	0.00
Dec-04	3.33
Nov-04	2.66
Oct-04	1.54
Sep-04	2.94
August-04	2.41
July-04	(1.56)
June-04	3.43
May-04	0.19
April-04	(0.48)
March-04	1.42
Feb-04	0.80
Jan-04	1.75
Dec-03	4.96
Nov-03	1.90
Oct-03	4.41
Sep-03	(0.02)
Aug-03	2.31
Jul-03	2.47
Jun-03	2.10
May-03	3.66
Apr-03	2.78
Mar-03	3.35
Feb-03	1.01
Jan-03	(0.76)
Dec-02	1.94
Nov-02	3.80
Oct-02	1.06

EXHIBIT 6

SLAYING THE SEC

THE ASK

Phillip Goldstein took on the feds on behalf of hedge funds everywhere . . . and won. For the first time, he speaks extensively about why he fought — and where his battle is going BY ANDREW BARBER



FEDBUSTER: Phillip Goldst thought the had overstep its bounds — the courts a

PHILLIP GOLDSTEIN came to trading late, after spending a quarter-century as a civil engineer for the City of New York. "Frankly, I wasn't very good," he laughs.

His investors might be glad he wasn't. Because what he did become was an exceptional shareholder activist. Indeed, Goldstein might have gone down as simply another talented trader who built a successful track record with his own modest capital. But then he waged — and won — an unlikely legal victory over the SEC, putting the kibosh on the agency's bid to regulate hedge funds. And now the 61-year-old is suddenly famous for having gone to bat for an industry many are currently seeking to rein in.

"If it ain't broke, don't fix it," Goldstein says. "And I don't see anything that's broken."

The feds would seem to disagree. The SEC's division of investment management (which oversees traditional money managers of at least $25 million in assets) had long advocated for tighter examinations, similar to what regular fund managers endure. In 2004, then-chairman Bill Donaldson finally pushed for a rule requiring hedge funds with assets exceeding $25 million to register as investment advisors.

Enter Goldstein, who took it upon himself to combat the agency in federal court. This June, after months of litigation, a three-judge panel on the U.S. Court of Appeals for the District of Columbia found that the SEC had overstepped its authority. On August 10, the agency issued a no-action letter stating it would not challenge the ruling.

Suing the federal government was a bold move, but Goldstein is no stranger to risk-taking. Switching careers at 46, he launched his own fund, Opportunity Partners. Now at $300 million, it has since produced average returns of more than 16 percent over nearly 14 years. Goldstein, who has never had a down year, spoke with *Trader Monthly* shortly after the SEC cried uncle.

Well, you must feel vindicated. Do you anticipate that the SEC will make further attempts to regulate the industry?

I feel vindicated because the court opinion shows I was right on the legal point, which is that the SEC does not have the authority to adopt the rule. If any further significant efforts are made to impose regulations on the hedge-fund community, they'll have to come from Congress.

If you had the opportunity, what would you say to Congress?

I don't think they should do anything other than perhaps authorize a study to better understand the industry. It's very diverse, but when we read about hedge funds in the popular press, it's a lot of garbage about "lightly regulated" and "secretive" organizations that are "highly leveraged" and take crazy risks in exotic markets. But the industry runs the gamut of styles, and a large portion of strategies are far less risky than garden-variety mutual funds.

The press, for example, always mentions Long-Term Capital Management — and there was no instance of fraud there. They pursued a highly leveraged strategy that their investors understood, and they were caught on the wrong side of the market in a perfect-storm scenario.

Regulatory oversight won't prevent funds from losing money. . . .

If you scrutinize what the SEC had as its rationale for adopting the registration rule in the first place, it's basically bogus.

One reason was that they didn't know enough about hedge funds — to which my response has always been, "Well, what do you *want* to know?" Say, for the sake of argument, that there are 8,942 funds managing $1 trillion. What does that tell you that helps you regulate the industry?

The second rationale the SEC provided was that there was an increase in fraud in the market — but at the same time, they admitted there was not a disproportionate amount of fraud committed by hedge-fund managers compared with other types of advisors and market participants.

When you hear about an incident of hedge-fund fraud, the press and politicians like to play it up, but there are reports indicating that such fraud cases have involved a total of about $1 billion. If the numbers being thrown around for total hedge-fund assets are accurate, that would be a figure of around 1 percent.

Now, if an insurance solution were proposed, like SIPC for hedge-fund investors, that type of approach would be something I would probably support.

And force the industry to regulate itself?
Having the SEC regulate the industry won't return the money lost by investors to fraudulent hedge-fund managers. But something to insure them might make sense.

Which brings us to the third reason put forward by the SEC for the registration requirement, the growing retailization of the industry — and that's just outright wrong. There is no increased retailization of the hedge-fund industry.

I suspect what the SEC means when it says "retail" is pension funds. Well, the guy running the billion-dollar pension fund is supposed to be doing due diligence on all the investments the fund is making. If they're not capable of doing due diligence to select a capable hedge-fund manager, what the hell are they doing managing a pension fund?

Do you think the institutional community will still demand that hedge funds register with the SEC?
If any investors do demand that managers be registered with the SEC, it will probably be the large public-pension managers with a check-the-box mentality — so that in the event that they have a problem, they'll be able to say, "Look, we had a policy to invest only in funds that were registered with the SEC — so don't blame us if the guy committed fraud." [*laughs*]

It's all cover-your-ass.
Look, if institutional investors want managers to be registered, I have no problem with it; that's what the free market is all about. There's a fundamental difference between fund managers registering because the market demands it and fund managers registering because Bill Donaldson demands it.

Corporate managers complain that activists focus too much on short-term profits. How do you respond to that?
We're value investors. What we try to do is find companies that are trading significantly below their intrinsic value and do what we can to unlock that value. Our approach is to go in and make our case. Sometimes management responds favorably, but a lot of time they don't.

Has your activism given you lessons about American corporate culture in general?
Yes — all the new rules and regulations, like Sarbanes-Oxley, haven't really changed much in the market. In general, most managers still look at the companies they manage as theirs, and the purpose of the shareholders is to pay their bonuses and provide their stock options. Sad but true.

> "THE SEC'S RATIONALE FOR ADOPTING THE REGISTRATION RULE IN THE FIRST PLACE WAS BOGUS."

EXHIBIT 7

Activism Boosts Manager's Returns

2006-09-13
Daily News; White Plains

By Chidem Kurdas, New York Bureau Chief

NEW YORK (HedgeWorld.com) - Phillip Goldstein's 13-year track record demonstrates, in exact numerical terms, the reason why activist strategies are spreading like wild fire across hedge funds.

Mr. Goldstein, who recently became renowned for successfully challenging in court the U.S. Securities and Exchange Commission's mandatory registration rule for managers, is a long-time value investor who co-founded Bulldog Investors in 1993.

The firm's flagship fund, Opportunity Partners LP, has returned 16.6% annually on average from its inception in January 1993 through March 2006, with nary a down year.

Initially it specialized in buying closed-end mutual funds that traded at a discount to their net asset value. About 10 years ago the strategy was extended to activist investing, said Mr. Goldstein, speaking at a conference.

By his estimate, this change added an extra four-to-six percentage points to the returns. That's a big enough difference to catch the attention of many fund managers, not to mention their clients.

Activism gives you a cushion, in that if you buy a stock and it performs poorly, you can pressure the management to do something about it, said Mr. Goldstein.

Some stocks stay cheap for many years, he said, arguing that investors have a fiduciary duty to push for measures to realize the value of the company. Without the ability to demand action, a buyer can wait for a long time for some catalyst to lift the stock even if it is intrinsically worth a lot more than the market price.

"Activism works," he said. "But it is hard work." In that hard slog he includes proxy battles, litigation, being called names, dealing with SEC staffers who do not care much about shareholder rights and having to face the fact that you will lose some fights.

But when you make it happen, it is very satisfying, he said. And for four-to-six percentage points extra return, a lot of people can take being called bad names.

Mr. Goldstein sees his challenge to the SEC in the same light as shareholder activism: a matter of not tolerating a federal agency's abuse of its authority, just like not tolerating corporate management's abuse of its authority.

His central argument about the mandatory registration rule is that the SEC does not have the right to make law - that's the job the U.S. Constitution assigns to Congress.

EXHIBIT 8

The Deal.com

Blair seeks to raise $180M

by Ron Orol Posted 02:46 EST, 3, Jan 2005

Under pressure from investors, **Blair Corp.**, an online seller of men's and women's apparel, is in talks to sell its consumer finance receivables division in a deal that could fetch $180 million, sources close to the situation said.

Warren, Pa.-based Blair is discussing a deal with **Alliance Data Systems Corp.**, a Dallas-based provider of payment processing services to other retailers including **J. Crew Group Inc.** and **Trek Bicycle Corp.** Blair also could seek to sell the unit to other possible buyers, including **General Electric Capital Corp.** and **First Data Corp.**, sources said.

Alliance Data did not return a call for comment.

Two investors in Blair, hedge fund managers Phillip Goldstein and Lawrence J. Goldstein (who are unrelated), have urged the company to dispose of its consumer finance receivables unit. In July the two even chartered a jet to take them to Blair's headquarters to meet with company CEO John Zawacki to discuss a transaction.

"We wanted to make sure Zawacki knew we were serious," Lawrence Goldstein said.

Heeding the investors' advice, Blair Management in October announced plans to auction the unit.

"This action is responsive to a suggestion made by a small group of shareholders," Zawacki said in a statement last fall. He did not return a call requesting comment.

Lawrence Goldstein is managing partner at **Santa Monica Partners LP**, a Larchmont, N.Y., hedge fund. Phillip Goldstein is a portfolio manager at **Opportunity Partners LP**, a Pleasantville, N.Y., investment firm.

Together the veteran "activist" investors own 6.8% of Blair.

The two, who began buying Blair stock in October 2003, contend that a sale of Blair's customer receivables would help the company focus on its core retail clothing sales business.

Blair sells clothing, housewares and other merchandize through its Web site, proprietary catalog and other channels.

"The strategy of selling the receivables, and infrastructure supporting the receivables, makes a lot of sense because it allows the company to focus on what it knows best," Lawrence Goldstein said.

Blair had $183 million in customer receivables as of Sept. 30. The company has no debt and roughly $35 million in cash reserves. For the nine months ending Sept. 30 it had income of $8.5 million on revenue of $363 million, compared with income of $5.4 million on sales of $416 million in the year-ago period,

On Thursday Blair's stock traded at a 52-week high of $36.70 a share, up from $25 a share in July.

Another Blair shareholder has taken an interest in the company's situation in hopes of boosting its stock.

In a statement issued last month Gideon King, president of New York hedge fund **Loeb Partners Corp.**, urged the retailer to repurchase a portion of its outstanding equity using proceeds from the sale of the receivables unit.

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT

RMR HOSPITALITY and REAL ESTATE FUND, et al. Plaintiffs, v. BULLDOG INVESTORS GENERAL PARTNERSHIP, et al. Defendants.	)	Civil Action No.: 06-4054-A

RHR'S APPENDIX OF EXHIBITS
IN OPPOSITION TO DEFENDANTS' MOTIONS TO DISMISS

Jane E. Willis (#568024)
Justin J. Wolosz (#643543)
ROPES & GRAY LLP
One International Place
Boston, Massachusetts 02110-2624
(617) 951-7000 (phone)
(617) 951-7050 (fax)

Attorneys for Plaintiff RMR Hospitality and Real Estate Fund

TABLE OF CONTENTS

EXHIBIT A

COMMONWEALTH OF MASSACHUSETTS
OFFICE OF THE STATE SECRETARY
ONE ASHBURTON PLACE
BOSTON, MA 02108

In the Matter of:	)	
	)	
BULLDOG INVESTORS GENERAL PARTNERSHIP, OPPORTUNITY PARTNERS L.P., FULL VALUE PARTNERS L.P., OPPORTUNTIY INCOME PLUS FUND L.P., KIMBALL & WINTHROP, INC., FULL VALUE ADVISORS, LLC, SPAR ADVISORS, LLC, PHILLIP GOLDSTEIN, STEVEN SAMUELS, ANDREW DAKOS and RAJEEV DAS,	)	Docket No.: E-07-0002
Respondents	)	

RECOMMENDED FINDINGS OF FACT AND CONCLUSIONS OF LAW RELATIVE TO THE DIVISION'S AND RESPONDENTS' MOTIONS FOR SUMMARY DECISION

Introduction And Relevant History

On January 31, 2007 the Enforcement Section ("Enforcement Section") of the Massachusetts Securities Division of the Office of the Secretary of the Commonwealth ("Division") initiated this adjudicatory proceeding against respondents Bulldog Investors General Partnership, Opportunity Partners L.P., Full Value Partners L.P., Opportunity Income Plus Fund L.P., Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors, LLC, Phillip Goldstein, Steven Samuels, Andrew Dakos and Rajeev Das for violating M.G. L. c.110A, the Massachusetts Uniform Securities Act (the "Act") and 950 CMR 10.00 et seq.

failed to establish individual liability for each Respondent. Finally, Respondents argue that if an offer of securities was made in the Commonwealth, the transaction was exempt pursuant to the Internet Offering Exemption.

SUMMARY DETERMINATION

The Massachusetts Code of Regulations for the Conduct of Adjudicatory Proceedings before the Securities Division (950 CMR 10.00) authorizes the presiding officer to direct summary decision as to all or any part of a matter (950 CMR 10.07(f)). Summary Decision is appropriate where the pleadings, affidavits and admissions establish all material facts and that the moving party is entitled to judgment as a matter of law. B Amanti & Sons Inc. v. RC Griffin Inc., 53 Mass. App. 245, 249 (Nov. 21, 2001); Blount v. Denault, 27 Mass. App. 524 (June 29, 1989). The record must be examined in the light most favorable to the party opposing the motion.

UNDISPUTED FACTS

The evidence presented through the pleadings, affidavits, admissions and documents establish the following undisputed facts:

1. Bulldog Investors General Partnership ("Bulldog Investors") is a general partnership. Bulldog Investors' general partners include Opportunity Partners L.P., Full Value Partners L.P., and Opportunity Income Fund, L.P., each of which is a private investment partnership ("hedge fund"); Kimball & Winthrop, Inc. is a managing general partner of Bulldog Investors. (Respts. Ans. ¶¶ 6, 10).

9. Phillip Goldstein ("Goldstein") is the president of Kimball & Winthrop and co-founder of Bulldog Investors. Goldstein is a managing member of both Full Value Advisors and Spar Advisors. (Respts. Ans. ¶ 13).

10. Steven Samuels ("Samuels") is a co-founder and principal of each of Respondent entities. Samuels is a registered representative of Samuels Chase & Co., Inc. His Central Registration Depository ("CRD") number is 1001046. (Respts. Ans. ¶ 14).

11. Andrew Dakos ("Dakos) is a principal of each of the Respondent entities. Dakos was formerly registered with Elmhurst Capital, Inc. and his CRD number is 4881082. (Respts. Ans. ¶ 15).

12. Rajeev Das ("Das") is a principal of Bulldog Investors. Das was formerly registered with Muriel Siebert & Co., Inc. and his CRD number is 2265104. (Respts. Ans. ¶ 16).

13. On or about June 9, 2005 and continuing through January 5, 2007 Bulldog Investors maintained an interactive website at http://www.bulldoginvestors.com. (Exhibit A).

14. The web site provided information about investment products offered by Bulldog Investors. (Exhibit A).

15. Certain information, including press articles, and a printable brochure identifying Bulldog and its investment funds (Exhibit A) were readily available. The brochure provided in part:

> "**INVESTMENT SERVICES**
>
> Bulldog offers three distinct investment vehicles:
>
> **Opportunity Partners**
>
> Opportunity Partners is a highly diversified fund primarily invested in publicly-traded closed-end mutual funds and operating companies that are selling substantially below their intrinsic

"Please read the information below and click "I Agree" at the bottom of the page.

This website is issued by Bulldog Investors. The information is available for information purposes only and does not constitute solicitation as to any investment service or product and is not an invitation to subscribe for shares or units in any fund herein.

For the avoidance of doubt this website may not be used for the purpose of an offer or solicitation in any jurisdiction or in any circumstances in which such offer or solicitation is unlawful or not authorized. Whilst every effort has been made to ensure the accuracy of the information herein, Bulldog Investors accepts no responsibility for the accuracy of information, nor the reasonableness of the conclusions based upon such information, which has been obtained from third parties.

The Rates referring specifically to investment products offered by Bulldog Investors are only available for view with a username and password, which can be obtained by contacting the company on the Registration Form provided. The value of investments and the income from them can fall as well as rise. Past performance is not a guarantee of future performance and investors may not get back the full amount invested. Changes in the Rates of exchange may affect the value of investments."

I AGREE

(Goldstein Aff. ¶ 6).

17. More specific information about the hedge funds and their financial performance was available by registering with Bulldog Investors and requesting such information by clicking on a button labeled "send feedback". (Respts. memorandum in support of their cross motion for summary decision ¶ 13).

18. At least one Massachusetts resident ("resident") provided his name, address, telephone fax number and e-mail address to Bulldog Investors via the website. Consequently, Steven Samuels, provided the resident additional information about the hedge funds, financial performance data, and specific examples of investments. (Respts. Ans. ¶ 28, Goldstein affidavit Exhibit B). The e-mail provided as follows:

> "Thank you for your interest in Bulldog Investors. While we are proud to have one of the best long term records in the business, it is very difficult to adequately describe what, why and how we do what we do in a quick response to an e-mail inquiry. Performance numbers for example show nothing of the risk taken to achieve those returns. I have attached some basic information on our management including performance and philosophy. I would be happy to spend a few minutes on the phone if you wish to discuss in more detail. Please contact me at 203 222 0609. Regards, Steven Samuels Bulldog Investors (203) 222-0609" (Respts. Ans. 34).

19. One of the attachments to the e-mail contained investment strategy, manager backgrounds and fund performance for Full Value Partners, L.P. (Respts. Ans. 36, Exhibit C1).

20. Another attachment provided a presentation that included firm overview for Bulldog Investors as follows:


"Bulldog Investors
Opportunity Partners LP
Full Value Partners LP
Income Plan LP
Principals
Phillip Goldstein
Andrew Dakos
Steven Samuels
Rajeev Das"

21. The presentation also included a investment philosophy, investment process, an investment table comparing Bulldog's returns to the S& P 500, performance updates for the three funds, several examples of the funds' recent success and the summary information regarding the background of Goldstein, Samuels, Dakos and Das. (Exhibit C1).

22. Another attachment included a letter from Dakos and Goldstein addressed "Dear Partner" and which contains performance data and investment strategies. (Exhibit C1).

23. Another attachment provided a detailed monthly breakdown of return estimate for the Full Value Fund L.P. (Exhibit C1).

24. Three additional attachments included news articles concerning Goldstein and/or Bulldog Investors. (Exhibit C1).

25. Goldstein and Samuels of Kimball & Winthrop filed a Form D – Notice of Sale of Securities pursuant to Regulation D, Section 4(6) and/or Uniform Limited Offering

Exemption ("Form D") with the SEC on or about December 17, 1992 on behalf of the *Opportunity Partners Funds. (Respts. Ans. ¶ 51).*

26. Goldstein, Dakos and Samuels of Full Advisors LLC filed a Form D with the SEC on or about October 17, 2001 on behalf of the Full Value Fund pursuant to Rule 506 of the Securities Act of 1933. (Respts. Ans. ¶ 54).

CONCLUSIONS OF LAW

PART I– Offer of securities for sale in the Commonwealth

The Act makes it unlawful for any person to offer securities for sale in the Commonwealth unless the securities are registered, the transaction is exempt or the security is a federally-covered security. (G.L. c.110A § 301). It (the Act) defines an "offer" or "offer to sell" to include every attempt or offer to dispose of or solicitation of an offer to buy a security or interest in a security for value. (G.L. c.110A § 401(2)). Further, the Act provides that it should be construed to coordinate its interpretation and administration in a manner consistent with related federal regulation. (G.L. c.110A § 415).

Whether or not published material constitutes an offer depends upon all the facts and circumstance. See Carl M. Loeb, Rhodes and Co., 38 SEC 843. An "offer" for purposes of securities regulation, extends beyond the common law concept of offer. SEC v. Cavanaugh, 155F 3rd 129, 135 (2nd Cir 1988). It includes information that even though not couched in terms of an express offer, conditions the public interest in particular securities. See Carl M. Loeb, Rhodes & Co., 38 SEC 843, 850.

Applying those concepts to the matter at hand, it is clear respondents have offered securities[2] for sale in the Commonwealth. Respondents are in the business of providing investment opportunities to sophisticated investors. They are not journalists or academicians or others involved in the business of education or providing information to the general public. The information provided referenced specific investment opportunities in funds they offered for investment, including detailed performance information and investment strategy, manager background, investment and fee information. It compared returns of their securities with the S & P 500 index and included a letter addressed "Dear Partner". Finally, the information was directed via e-mail attachments to a Massachusetts resident.

Respondents argue that the website did not constitute an offer because in order to access information beyond the opening page, resident had to agree that:

> "the information available for information purposes only and does not constitute solicitation as to any investment service or product and is not an invitation to subscribe for shares or units in any fund herein. For the avoidance of doubt this website may not be used for the purpose of an offer or solicitation in any jurisdiction or in any circumstance in which such offer or solicitation is unlawful or not authorized."

Additionally, respondents argue, in order to obtain more specific information about the funds and their performance, resident was required to register and request such information. The registration process also required resident to indicate agreement that the information provided was not an offer or solicitation. They argue that such an

---

2. There is no doubt that the products offered by Respondents are securities. Respondents Opportunity Partners L.P., Full Value Partners L.P. and Opportunity Income Plus Fund L.P. are investment companies which operate under the name Bulldog Investors. Opportunity Partners Fund L.P. and Full Value Partners L.P. have filed form D with the SEC pursuant to Rule 506 of the Securities Act of 1933.

agreement is a "click wrap agreement" and is valid and enforceable under Massachusetts law.

Respondents' argument is not persuasive. The Act, like its federal counterpart, is remedial in nature. It is designed to protect the public by requiring full disclosure from those offering securities for sale in the Commonwealth. Consequently, a disclosure such as the one provided by respondents cannot be used to defeat a claim that an offer has been made. This position is consistent with the position of the SEC, which has consistently declined to allow disclaimers similar to the one in the instant matter to defeat a claim that an offer has been made. Kenman Corp., Admin. Rec. file No. 3-6505, 1985 SEC Lexis 17217 (April 19, 1985; SEC v. Liberty Petroleum Corp. [1971-1972 Transfer Binder]; Fed. Sec. L. Rep (CCH) ¶93, 209 (N.D. Ohio Sept. 2, 1971)). Similarly, the registration requirement cannot be used to defeat such a claim where the information requested would not enable respondents to judge the recipient's financial sophistication. See Use of Electronic Media, Securities Act Release No. 33-7856 (Apr. 28, 2000).

PART II – Unless the security is registered under the Act, the security or transaction is exempt under section 402, or the security is a federally-covered security

Respondents concede that the securities were not registered with the Division.[3] In fact, Respondents argue the securities were exempt from registration because the securities were not offered publicly. Further, they argue the Internet Offering Exemption expressly exempts the offering at issue from registration.

---

[3] Respts. Ans. ¶ 17.

With regard to whether the website and e-mail constitute a public offering of the type regulated by the Act, Respondents argue that the record before me is not sufficient to determine whether the purported offering is "public." They argue that whether an offering is public or private is a question of fact that must be resolved by the particular circumstances of each case. See Faye L. Roth Revocable Trust v UBS Paine Webber Inc., 323 F Supp 2d 1279, 1293—194 (SD Fla 2004); Mary S Krech Trust v Lakes Apartments, 642 F2 98, 101 (5th Cir 1981). Further, they argue that in order to determine whether an offer is public or private, one must evaluate the information available to the offerees to determine whether it is the type of information available in a registration statement. See Mary S Krech Trust, 642 F2d at 101. In each case cited by Respondents, the offeror met all the requirements of an applicable exemption to registration. The issue, then, is not whether the offering is public or private, but whether the securities were registered in the event of a public offering or met the requirements of an applicable exemption in the event of a private offering. The question remains whether there is an exemption or exception available to Respondents in the instant matter.

Section 402 (d) of the Act provides that in any proceeding under the Act, the burden of proving an exemption or exception is on the person claiming it. The only exemption Respondents have raised in this proceeding is the Internet Offering Exemption. That exemption is found at 950 CMR 14.02(b)(13)(m) and provides:

"Internet offers An offer but not a sale, of a security communicated through proprietary or "common carrier" electronic delivery systems, Internet and World Wide Web or similar medium, provided that such offers are not directed toward any investor or group of investors in the Commonwealth and no sales are made in the Commonwealth unless the securities are registered or exempt from registration under the Act and 950 CMR 14.400. If an offer hereunder contains indications that the offer is not being made in jurisdictions where it is not registered or appropriately exempted, then it will be presumed that the offer is not specifically directed to prospective investors in the Commonwealth."

Respondents argue that the exemption expressly recognizes the validity of the type of disclaimer employed on the Bulldog Investors website and establishes a presumption that the "offer is not directed to Massachusetts residents". The presumption cited by Respondents is not conclusive. It merely gives rise to the inference that an offer has not been made in the Commonwealth by the mere availability of offering material on a website if that website also contains a disclaimer that an offer is not being made in any jurisdiction where it is not registered or exempt. That presumption was rebutted in the matter at hand when Samuels, on behalf of Bulldog Investors, directed an e-mail containing offering material to a resident in Quincy, Massachusetts.

Such a construction of the Internet Exemption is consistent with the Division's Interpretive Opinion on the use of the Internet for the dissemination of information on products and services by broker dealers, broker dealer agents, investment advisors and investment advisor representatives. See Concerning Broker-Dealers, Investment Advisors, Broker-Dealer Agents and Investment Advisor Representatives Using the Internet for General Dissemination of Product and Services, Mass. Sec. Div. Interpretive Opinion, Blue Sky Law Rep. (CCH) P 31, 639 June 1, 1997. That opinion sets forth the Division's position that broker dealers, investment advisors, broker dealer agents and investment advisor agents/representatives who use the Internet to distribute information on products or services will not be deemed to be transacting business for purposes of

Sections 201(a) and 201(c) if no follow-up individualized responses are directed to persons in the Commonwealth.

The Division also established that Respondents' securities were not exempt pursuant to 950 CMR 14.402 (B)(13)(1) and Rule 506. 950 CMR 14.402 (B)(13)(1)(i) exempts from registration any offer or sale of securities offered or sold in compliance with the securities act of 1933, Regulation D, Rule 506. Respondents Opportunity Partners L.P. and Full Value Fund L.P. each filed a form D with the SEC pursuant to Rule 506 of the Securities Act of 1933. (Respt. Ans. 51-54 Exhibit I). Nevertheless, Respondents cannot rely on the exemption because the website and e-mail do not comply with the prohibition on general solicitation or general advertising contained in Rule 502 of Regulation D applicable to Rule 506 offerings. (17 CRF 230.502(c)). See Use of Electronic Media, Securities Act Release No. 33-7856 (April 28, 2000); see also Use of Electronic Media for Delivery Purposes, Securities Act Release No. 33-7233 (October 6, 1995). Neither can respondents rely on 950 CMR 14.404(B)(9), the Massachusetts private placement exemption because it also contains a ban on general advertising.

PART III - Personal Jurisdiction

Respondents assert that the Division does not have jurisdiction over non-resident respondents under the long arm statute or otherwise. Respondents argue they did not personally transact business in the state and have no legally recognizable nexus to the Commonwealth. Consequently, the assertion of jurisdiction in this matter violates both the Massachusetts Constitution and Respondents' fundamental due process rights guaranteed by the United States Constitution.

M.G.L. c. 233 A § 3 is not applicable to regulatory proceedings. It applies only to actions brought in the courts of the Commonwealth. Further § 414 (c) of the Act expressly contemplates that an offer to sell or buy can be made in the Commonwealth whether or not a party is present in the Commonwealth. Finally, Respondents' argument that jurisdiction does not attach because only one e-mail was directed into the Commonwealth is without merit. Clearly § 301 of the Act applies to single and multiple offers. Respondents' conduct violated § 301 of the Act. Such conduct created a sufficient nexus to the Commonwealth to permit the exercise of personal jurisdiction over them by the Division.

Part IV – Individual liability

Respondents argue that the Enforcement Section has named eleven (11) separate Respondents in the complaint without any legal basis to impute liability among the Respondents. They argue that in the securities context, courts impute one corporate member's liability upon others only in the case of fraud and only where scienter is relevant to the underlying securities charge. See SEC v Manor Nursing Centers, Inc., 458 F 2d 1082, 1089 n 3 (2nd Cir 1972).

The business associations involved in the instant matter are not corporations, with one exception, Kimball & Winthrop, Inc. They consist of partnerships and limited liability companies, which are unincorporated forms of business organizations. Further, with regard to the corporation, Kimball & Winthrop, Inc., the Division is not seeking to impute liability for its actions to any shareholder, officer or director, nor is it seeking to impute the actions of shareholders, officers or directors to it. The case cited is inapplicable to the issue before me.

Nevertheless, it is appropriate to examine the organizational structure and basis of liability for each Respondent.

Bulldog Investors General Partnership is a general partnership. (Respts. Ans. ¶¶ 6, 10). Its partners include Opportunity Partners L.P., Full Value Partners, L.P., Opportunity Income Fund, L.P. and Kimball & Winthrop, Inc. Kimball & Winthrop, Inc. is the managing general partner of Bulldog. (Respts. Ans. ¶ 10). Bulldog maintained a website which indicated that it, "Bulldog", offers three distinct investment vehicles, Opportunity Partners, Full Value Partners and Income Plus Fund. (Exhibit A). The information on the website pertinent to the funds constituted offering material for each fund and was readily accessible to resident by a simple registration process. Full Value Advisors, LLC and Spar Advisors LLC are the sole general partners to the Full Value Fund and the Income Plus Fund respectively. (Respts. Ans. ¶¶ 11, 12). It is well established that general partners in a general or limited partnership manage and direct the business of the partnership and are liable for its obligations. Consequently, each partner of Bulldog and each general partner of the Full Value Fund and Income Plus Fund is liable for the activities of the partnership that constituted a violation of § 301 of the Act.

The website also identified Philip Goldstein, Andrew Dakos, Steven Samuels and Rajeer Das as principals of Bulldog. (Exhibit C1). The term "principal" in agency law and used in this context means a person who controls and directs another to act. The clear implication from the information contained on the website is that Goldstein, Dakos, Samuels and Das directed and controlled Bulldog and its partners relative to the investment opportunities. Samuels also directed the e-mail containing offering material into the state on behalf of Bulldog and its partners.

The imposition of liability for each Respondent in this matter is consistent with the standard set forth in Section 410 (b) of the Act. That section provides, in pertinent part, for joint and several liability for every person who directly or indirectly controls a seller liable under subsection (a), and every partner, officer or director of such a seller.

In conclusion, I find the Division has established that each respondent named has violated § 301 of the Act by offering unregistered and non-exempt securities for sale in the Commonwealth.

The Division's Motion for Summary Decision is granted. Respondents' Motion for Summary Decision is denied.

PROPOSED ORDER

Having determined that Respondents' conduct violated § 301 of the Act, the actions recommended below are appropriate, in the public interest and are consistent with the purposes fairly intended by the policy and provisions of the Act. Respondents are:

a) instructed to permanently cease and desist from committing any further violation of the Act;

b) directed to pay an administrative fine in an amount not to exceed $25,000.00 as determined by the Acting Director; and

c) to take any and all action necessary to ensure that the offer and sale of securities in the Commonwealth are in accordance with § 301 of the Act.

Respectfully submitted,

Laurie Flynn

Laurie Flynn

Date: July 25, 2007

EXHIBIT B

COMMONWEALTH OF MASSACHUSETTS
OFFICE OF THE SECRETARY OF THE COMMONWEALTH
SECURITIES DIVISION
ONE ASHBURTON PLACE, 17TH FLOOR
BOSTON, MASSACHUSETTS 02108

IN THE MATTER OF: BULLDOG INVESTORS GENERAL PARTNERSHIP, OPPORTUNITY PARTNERS L.P., FULL VALUE PARTNERS L.P., OPPORTUNITY INCOME PLUS FUND L.P., KIMBALL & WINTHROP, INC., FULL VALUE ADVISORS, LLC, SPAR ADVISORS, LLC, PHILLIP GOLDSTEIN, STEVEN SAMUELS, ANDREW DAKOS, & RAJEEV DAS RESPONDENTS.	DOCKET NO. E-07-0002

FINAL ORDER

On July 25, 2007, the Hearing Officer filed her Recommended Findings of Fact and Conclusions of Law Relative to the Division's and Respondents' Motions for Summary Decision and Proposed Order (the "Hearing Officer Report") in the above-captioned matter. After reviewing the record, I hereby adopt in their entirety the recommended findings of fact and conclusions of law set forth in the Hearing Officer Report. Accordingly, it is hereby **ORDERED** that:

1. Respondents permanently cease and desist from committing any further violations of the Act;

2. Respondents take any and all action necessary to ensure that the offer and sale of securities in the Commonwealth are in accordance with section 301 of the Massachusetts Uniform Securities Act; and
3. Respondents pay an administrative fine in the total amount of $25,000.00, the maximum penalty allowed by the Act but necessary to serve as a deterrent against future violations.

Pursuant to the June 5, 2007 modification to the May 7, 2007 Order of Stay, I hereby stay the imposition of sanctions against the Respondents until the Massachusetts Superior Court rules upon the Respondents' motion for preliminary injunction in the Matter of *Bulldog Investors Gen. Partn. V. Galvin*, BLS No. 07-1261 (Mass. Super. Ct. Mar. 23, 2007).

SECRETARY OR THE COMMONWEALTH
WILLIAM FRANCIS GALVIN

Diane Young-Spitzer, Esq.
Acting Director
Massachusetts Securities Division

Dated: October 17, 2007

Respondents may appeal this decision to Superior Court. The appeal must be filed within thirty days after receipt of this Final Order. Appeals must comply with M.G.L. c. 30A, s.14, The Massachusetts Rules of Civil Procedures and Rules of the Superior Court.

COMMONWEALTH OF MASSACHUSETTS
OFFICE OF THE SECRETARY OF THE COMMONWEALTH
SECURITIES DIVISION
ONE ASHBURTON PLACE, 17TH FLOOR
BOSTON, MASSACHUSETTS 02108

IN THE MATTER OF:	
BULLDOG INVESTORS GENERAL PARTNERSHIP, OPPORTUNITY PARTNERS L.P., FULL VALUE PARTNERS L.P., OPPORTUNITY INCOME PLUS FUND L.P., KIMBALL & WINTHROP, INC., FULL VALUE ADVISORS, LLC, SPAR ADVISORS, LLC, PHILLIP GOLDSTEIN, STEVEN SAMUELS, ANDREW DAKOS, & RAJEEV DAS	DOCKET NO. E-07-0002
RESPONDENTS.	

CERTIFICATE OF SERVICE

I hereby certify under the pains and penalties of perjury that on this date I caused a true and accurate copy of the attached Final Order issued by Diane Young- Spitzer, the Acting Director of the Massachusetts Securities Division in this matter, to be served on the persons listed below:

VIA CERTIFIED MAIL:

Andrew Good, Esq.
Good & Cormier
83 Atlantic Avenue
Boston, MA 02110-3711
Courtesy copy by facsimile: (617) 523-7554

VIA MANUAL DELIVERY ONLY:
Patrick Ahearn, Esq.
James August Cappoli, Esq.
William J.Donahue, Esq.
Nathaniel Orenstein, Esq.
Office of the Secretary of the Commonwealth
Securities Division – Enforcement Section
One Ashburton Place, Room 1701
Boston, MA 02108

Joseph F. Sheehan
Staff Attorney

Dated: October 17, 2007

EXHIBIT C

RMR HOSPITALITY & REAL ESTATE FUND (RHR)

400 CENTRE STREET
NEWTON, MA 02458

SC 13D

Filed on 06/05/2006
File Number 005-81343

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
5/24/06

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership

2. CHECK THE BOX IF MEMBER OF A GROUP a[ ]

b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

---

7. SOLE VOTING POWER

156,000

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

156,000

---

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

156,000

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.27%

14. TYPE OF REPORTING PERSON

IA

Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock of
RMR Hospitality & Real Estate Fund ("RHR").The principal

executive offices of RHR are located at 400 Centre Street, Newton, MA 02458.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors General Partnership (?BIGP?), 60 Heritage Drive, Pleasantville, NY 10570. BIGP is a general partnership whose business is to make investments and to take actions deemed necessary to increase the value of its investments. The managing general partner of BIGP is Kimball and Winthrop, Inc., 60 Heritage Drive, Pleasantville, NY 10570. Phillip Goldstein is President of Kimball and Winthrop, Inc.

During the past 5 years none of the above has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Phillip Goldstein is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the issuer have been accumulated with funds from BIGP.

ITEM 4. PURPOSE OF TRANSACTION
BIGP believes the issuer?s stock is undervalued in relation to its intrinsic value and intends to communicate with management with the object of eliminating the discount to net asset value.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the DEF14A filed on 2/24/2006 there were 2,485,000 shares of RHR outstanding as of 2/10/06. The percentage set forth in item 5 was derived using such number.

BIGP beneficially own an aggregate of 156,000 shares of RHR or 6.27% of the outstanding shares.

Power to dispose and vote securities lies solely with BIGP.

c) During the past 60 days the following shares of RHR were purchased (there were no sales):

4/4/2006 BUY 8,000 19.9
4/4/2006 BUY 5000 19.91
4/4/2006 BUY 2,000 19.9
4/17/2006 BUY 3,000 18.92
4/17/2006 BUY 2,000 18.92
5/16/2006 BUY 20,400 18.8
5/16/2006 BUY 8600 18.8
5/17/2006 BUY 4,600 18.5
5/16/2006 BUY 22,000 18.75
5/16/2006 BUY 3,000 18.75
5/17/2006 BUY 1,150 18.5
5/17/2006 BUY 850 18.5
5/16/2006 BUY 4,000 18.75
5/17/06 BUY 10000 18.6
5/18/2006 BUY 100 18.5

5/19/2006 BUY 6,000 18.5
5/23/2006 BUY 15,000 18.56
5/23/2006 BUY 6,000 18.56
5/23/2006 BUY 2,300 18.56
5/23/2006 BUY 2000 18.55
5/23/2006 BUY 3,500 18.56
5/23/06 BUY 3800 18.55
5/23/06 BUY 3100 18.6
5/23/06 BUY 1900 18.59
5/24/2006 BUY 2,000 18.5
5/24/2006 BUY 5,300 18.5
5/24/2006 BUY 1,500 18.5
5/24/2006 BUY 2,000 18.5
5/24/2006 BUY 1,000 18.5
6/1/2006 BUY 1,300 18.8

d) BIGP is entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 6/2/06

By: /s/ Phillip Goldstein
Name: Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP

EXHIBIT D

RMR HOSPITALITY & REAL ESTATE FUND (RHR)

400 CENTRE STREET
NEWTON, MA 02458

SC 13D/A

Filed on 02/05/2007
File Number 005-81343

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/2/07

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership

2. CHECK THE BOX IF MEMBER OF A GROUP a[ ]

b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

---

7. SOLE VOTING POWER

243,400

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

243,400

---

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

243,400

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.79%

14. TYPE OF REPORTING PERSON

IA

This statement constitutes amendment No.4 to the Schedule 13D filed on June 5, 2006. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4 is amended as follows:

Item 4. PURPOSE OF TRANSACTION
Please see attached press release (Exhibit 1).

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the DEFC14A filed on 1/29/07 there were 2,485,000 shares of RHR outstanding as of 12/11/06. The percentage set forth in item 5 was derived using such number. BIGP beneficially owns an aggregate of 243,400 shares of RHR or 9.79 % of the outstanding shares. Power to dispose and vote securities lies solely with BIGP.

c) During the past 60 days the following shares of RHR were traded:

2/2/07 Sold 125,000 @ 23.75

d) BIGP is entitled to receive any dividends or sales proceeds.

e) NA

Item 7 is amended as follows:
Item 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Press Release

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/5/07

By: /s/ Phillip Goldstein
Name: Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP

Exhibit 1.

(BSNS WIRE) -- Bulldog Investors General Partnership
Makes Announcement Concerning
RMR Hospitality & Real Estate Fund

Business Editors / Financial Editors

SADDLE BROOK, N.J. -- (BUSINESS WIRE)-- February 5, 2007--On November 13, 2006, RMR Hospitality and Real Estate Fund (Amex: RHR) announced that it had filed a lawsuit against Bulldog Investors General Partnership ("BIGP") and certain of its affiliates for allegedly violating a provision of RHR's Agreement and Declaration of Trust purporting to limit any person or group of persons other than RHR's investment advisor from beneficially owning more than 9.8% of RHR's outstanding shares.

In its November 13th announcement RHR's management disclosed that the expenses RHR will incur to pursue the lawsuit could have a materially adverse impact upon its net asset value. BIGP believes that the purported limitation on ownership of record and beneficial interests in RHR's shares is illegal and unenforceable, and that BIGP would ultimately win the lawsuit. However, BIGP has determined that it is in the best interests of all shareholders to eliminate the prospect of a material reduction of RHR's net asset value. Consequently, BIGP has voluntarily reduced its position so that it and its affiliates do not collectively beneficially own more than 9.8% of RHR's outstanding common stock.

BIGP intends to solicit proxies for RHR's annual meeting scheduled for March 8, 2006. If (1) BIGP's nominees are elected at the meeting and (2) there is no legal impediment to BIGP's acquisition of additional shares (including the aforementioned lawsuit brought by the Fund), then promptly after the meeting BIGP will commence a tender offer to purchase all shares of RHR's common stock at a price of 98% of NAV.

Phillip Goldstein, a principal of BIGP, commented:

The board has refused to address RHR's persistent double-digit discount to its net asset value. Our tender offer will afford all shareholders an opportunity to realize 98% of NAV for their shares provided the board does not stand in their way. If the Fund's lawsuit is settled or dismissed before the March 8th annual meeting and shareholders vote to elect our nominees we anticipate commencing a tender offer approximately one week later.

Contact: Phillip Goldstein, Bulldog Investors General Partnership 914-747-5262

EXHIBIT E

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

* *

RMR HOSPITALITY and REAL
ESTATE FUND,
Plaintiff

v.

CIVIL ACTION NO.:
07-11113 EFH

BULLDOG INVESTORS GENERAL
PARTNERSHIP, ET AL.
Defendant.

* *

ORDER

September 5, 2007

HARRINGTON, S.D.J.

After consideration of the papers submitted by the parties, the Court rules as follows:

Intervenor Plaintiff RMR Hospitality and Real Estate Fund's ("RHR") motion to remand is granted.

The test for federal question jurisdiction of a state law claim is whether "the plaintiff's right to relief necessarily depends on resolution of a substantial question of federal law." Grable & Sons Metal Prods., Inc. v. Darue Eng'g and Manuf., 545 U.S. 308, 314 (2005). Defendant Bulldog Investors General Partnership ("Bulldog") does not identify any substantive federal law question on which RHR's Chapter 93A claim depends or that must be resolved in order to adjudicate RHR's right to relief. None of RHR's counts sound in federal law. RHR represents that it does not seek recovery pursuant to any federal law applicable to those filings. Therefore, because Bulldog has failed to establish any objectively reasonable basis for federal jurisdiction this case should be remanded to Massachusetts Superior Court.

As regarding the issue of reasonable attorneys' fees, "[a]n award of attorney fees is inappropriate where the defendant's attempt to remove the action was fairly supportable, or where there has not been at least some finding of fault with the defendant's decision to remove." Mitchell v. Lemmie, 231 F.Supp. 2d 693, 699-701 (S.D. Ohio 2002). Accordingly, RHR's demand for fees and costs for removal by defendant is denied.

SO ORDERED.

/s/ Edward F. Harrington
EDWARD F. HARRINGTON
United States Senior District Judge

EXHIBIT F

COMMONWEALTH OF MASSACHUSETTS
SUPERIOR COURT DEPARTMENT OF THE TRIAL COURT
MIDDLESEX, SS.
-------------------------------------x
RMR HOSPITALITY and REAL ESTATE FUND,

Plaintiffs,

-against-

BULLDOG INVESTORS GENERAL PARTNERSHIP; OPPORTUNITY PARTNERS LIMITED PARTNERSHIP; FULL VALUE PARTNERS LIMITED PARTNERSHIP; OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP; KIMBALL & WINTHROP, INC.; FULL VALUE ADVISORS, LLC; SPAR ADVISORS, LLC; PHILLIP GOLDSTEIN; and JOHN DOES 1-500,

Defendants.

Civil Action No. 06-4054
-------------------------------------x

1211 Avenue of the Americas
New York, New York

January 22, 2007
2:01 p.m.

Deposition of Defendant

PHILLIP GOLDSTEIN, pursuant to Notice and Agreement, before Kristi Cruz, a Notary Public of the State of New York.

ELLEN GRAUER COURT REPORTING CO. LLC
126 East 56th Street, 5th Floor
New York, New York 10022
212-750-6434
REF: 83201B

GOLDSTEIN

Q. How many years were you an engineer for the City of New York?

A. About 25.

Q. I've read in press accounts that you said you were not a particularly good engineer. Why is that?

A. Are you asking me to speculate?

Q. I recall you made a statement like that.

A. Yeah.

Q. So what were you thinking when you said that?

A. I just didn't think I was very good, you know, I didn't really have my heart in it and it wasn't -- sometimes people get in, you know, go down a career path and, you know, they're making a living, but it's not really what they want to do in life.

Q. Why did you leave the engineering work?

A. Well, I had an opportunity to get into managing money.

Q. What was that opportunity?

A. I met my partner, current partner,

Steve Samuels, and he asked me if I ever thought about managing money, and I said yeah, I thought about it, but I don't know anybody. And he got me a couple of clients and I went from there and eventually I left the City of New York.

Q. Did you face any disciplinary issues as an engineer for the City of New York?

A. No.

Q. What year did Mr. Samuels approach you about a potential business venture?

A. It was 1992.

Q. What was the first business venture you started?

A. Well, as I said, he got me a few clients, you know, a few individuals to manage their -- manage some money for them.

Q. So you were an investment advisor?

A. Yeah.

Q. What was the name of your --

A. Didn't have one. It was just like two people met, I met the first guy, I remember, and he said okay, I'll open an account with $100,000 and I managed it, that

GOLDSTEIN

twice actually.

Q. Where does Mr. Swidler live?

A. He lives in Long Island.

Q. Do other folks, Mr. Das, Mr. Dakos, Mr. Samuels, go and meet with investors or potential investors?

A. I don't think Mr. Das does, but Mr. Dakos and Mr. Samuels have met other potential investors, yes, especially Mr. Samuels would spend more of his time on that than me. If I get an inquiry from somebody who's interested, somebody might call me up and say, well, we run a fund of funds and we heard about you, we'd like more information, I typically would spend a few minutes chatting with them and then refer them to Mr. Samuels.

Q. Does Mr. Samuels have presentation materials that he takes on those visits?

A. I guess he has some stuff, yeah, like a brochure. I don't know exactly, but he has some stuff.

Q. You're familiar with the brochure on the website?

EXHIBIT G

COMMONWEALTH OF MASSACHUSETTS
SUPERIOR COURT DEPARTMENT OF THE TRIAL COURT
MIDDLESEX, SS.
--------------------------------------x
RMR HOSPITALITY and REAL ESTATE FUND,

Plaintiffs,

-against-

BULLDOG INVESTORS GENERAL PARTNERSHIP; OPPORTUNITY PARTNERS LIMITED PARTNERSHIP; FULL VALUE PARTNERS LIMITED PARTNERSHIP; OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP; KIMBALL & WINTHROP, INC.; FULL VALUE ADVISORS, LLC; SPAR ADVISORS, LLC; PHILLIP GOLDSTEIN; and JOHN DOES 1-500,

Defendants.

Civil Action No. 06-4054
--------------------------------------x

1211 Avenue of the Americas
New York, New York

January 22, 2007
10:39 a.m.

Deposition of RAJEEV DAS, pursuant to Notice and Agreement, before Kristi Cruz, a Notary Public of the State of New York.

ELLEN GRAUER COURT REPORTING CO. LLC
126 East 56th Street, 5th Floor
New York, New York 10022
212-750-6434
REF: 83201A

quarter, so, you know, our operations guys keep track of everything, you know, I guess me being one of them.

Q. You're their supervisor?

A. Well, it's, you know, I mean, we don't really have a structure. I mean, our goal is that everybody does what they're supposed to do without supervision, you know, that's our goal. We get, you know, we get money in, we know what's coming in, we know where our portfolios are in terms of leverage and how much fee cash they have, if any.

Q. Is part of your role to interact with the clients and investors?

A. No, no, not really.

Q. Not really meaning sometimes or --

A. Well, I send out an e-mail, you know, every month with our estimated performance, that's pretty much it.

Q. Whose responsibility is it or who is involved with the client interaction of investors?

A. It's Steve Samuels'.

MR. KELLER: I'm going to object to

DAS

Q. It is a partner, but it doesn't have an interest in the partnership?

A. Right.

Q. So that's zero RHR shares?

A. Zero RHR in Bulldog Investors Partnership.

Q. And the other two, Full Value Advisors and Spar Advisors?

A. Zero.

Q. Who owns Full Value Advisors?

A. Steve Samuels, Phil Goldstein, and Andrew Dakos.

Q. Who owns Kimball & Winthrop?

A. The same three, Phil Goldstein, Andrew Dakos and Steve Samuels.

Q. I had read something at one point that Mr. Goldstein and Mr. Samuels were 50/50 owners of Kimball & Winthrop.

A. Yes, and I think Andrew Dakos was recently added to that.

Q. What's the proportion of Kimball & Winthrop for each of them?

A. I wouldn't know that.

Q. And Spar Advisors?

DAS

A. That's 25 percent each Phil Goldstein, Andrew Dakos, Steve Samuels and myself.

Q. Do you have a title with Spar Advisors?

A. I guess I'm managing member of the general partner, I think.

Q. What does that mean, managing member?

A. I sign off on the documents for new investors, we typically deal with the accountants on that with regards to Spar.

Q. Are you the only managing member or are there others?

A. I guess all four of us could, you know, could play that role.

Q. Going back to the LPs, the funds, does Opportunity Partners Limited Partnership invest in closed end funds?

A. Yes.

Q. Does Opportunity Income Plus invest in closed end funds?

A. Yes.

Q. Do these entities, these LPs or

DAS

Q. Which organization pays the fees?

A. I'm not sure.

Q. What happens if a potential investor contacts Bulldog through the website?

A. Steve Samuels really handles that. He gets in contact with the investor and he handles that part of things.

Q. Do you know how many hits the website gets?

A. No.

Q. Do you know how many investors contact Steve through the website?

A. No.

Q. Do you know what the password is for a user to get onto the website?

A. I know the user ID is Bulldog, but I don't know what the rest is.

Q. You don't know the password?

A. No.

Q. Is the user ID the same for everybody, or do they give out different user IDs?

A. I'm not sure.

Q. Were you involved with the decision

EXHIBIT H

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss.

SUPERIOR COURT
CIVIL ACTION
No. 07-1261-BLS2

Notice sent
12/24/2007
A. G.
G. & C.
P. O. C.
J. A. C.
W. J. D.
M. W. Mc.
L. J. K. , JR.
S. & W.
A. S. L.
C. L. & M.

(sc)

BULLDOG INVESTORS GENERAL PARTNERSHIP, et al.[1]

vs.

WILLIAM F. GALVIN, SECRETARY OF THE COMMONWEALTH, and PATRICK AHEARN, CHIEF OF ENFORCEMENT, SECURITIES DIVISION OF THE OFFICE OF THE SECRETARY OF THE COMMONWEALTH

MEMORANDUM OF DECISION AND ORDER ON PLAINTIFFS' MOTION FOR PRELIMINARY INJUNCTION

INTRODUCTION

This action arises from activities of the Office of the Secretary of the Commonwealth in enforcing Massachusetts securities laws with respect to certain communications regarding hedge funds, particularly a website operated by the group of plaintiffs who will be referred to herein collectively as "Bulldog Investors,"or "Bulldog,"and associated e-mail communication. The plaintiffs contend that the Secretary's enforcement activities have violated their rights under the First Amendment to the United States Constitution and under the Commerce Clause. They seek injunctive relief and damages. Presently before the Court is the plaintiffs' motion for a preliminary injunction. For the reasons that will be explained, the motion will be denied.

[1]Opportunity Partners, L. P., Full Value Partners, L.P., Opportunity Income Plus Fund, L.P., Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors, LLC, Phillip Goldstein, Steven Samuels, Andrew Dakos, Rajeev Das, and Leonard Bloness.

Among the materials Samuels attached to his e-mail to Hickey was one item that is the subject of considerable argument among the parties here: a copy of a letter, dated July 13, 2006, directed to investors in Bulldog's funds. The letter discusses the funds' returns as compared to the Standard & Poor 500 Index, current investments in particular companies, and a lawsuit against the SEC challenging a rule requiring registration of certain hedge fund managers. It then states:

> We don't need a nanny regulator to tell us right from wrong. And unlike most mutual fund managers, we put our money where our mouths are. Since day one a significant portion of our net worth has been invested in Full Value Partners so you can be sure that our interests are closely aligned with yours. In our opinion that is more important than all the cosmetic rules and regulations any regulator can dream up.

On January 31, 2007, the enforcement section of the Massachusetts Securities Division filed an administrative complaint with the Acting Director of the Securities Division against Bulldog Investors, alleging that Bulldog had offered securities for sale in the Commonwealth that were not properly registered or exempt, in violation of G. L. c. 110A, the Massachusetts Uniform Securities Act, and regulations thereunder, 950 C. M. R. § 10 et seq., by means of the communications appearing in the website. The enforcement section sought a cease and desist order, an administrative fine, and other relief. Bulldog Investors answered the administrative complaint on February 21, 2007, denying the allegations and raising as a defense the allegation that the complaint abridged its rights under the First Amendment to the United States Constitution and Article XVI of the Massachusetts Declaration of Rights.

On March 23, 2007, while the administrative proceeding was pending, the plaintiffs filed this action. The complaint in this Court names Secretary of the Commonwealth William Galvin and Chief of Enforcement Patrick Ahearn.[4] The complaint alleges that the conduct that forms the basis of the administrative complaint is "protected by the free speech and free press guarantees in the First Amendment to the Constitution of the United States and Article XVI of the Massachusetts Declaration of Rights," and that the administrative proceeding chills the exercise of those rights in that "[b]ut for the threat of sanctions and the litigation burden imposed by the Secretary, the Bulldog Investors website would continue to operate as it did prior to the Secretary's action." The complaint asserts claims under the federal and state civil rights acts, 42 U. S. C. § 1983, and G. L. c. 12, § 11I, and seeks declaratory and injunctive relief, including a preliminary injunction.[5]

Contemporaneously with the filing of the complaint, the plaintiffs moved for a preliminary injunction. The Court (Gants, J.) declined to hear the motion at that time, preferring to await the Secretary's action on the pending administrative complaint. When the administrative complaint remained pending several months later, after proceedings on cross-motions for summary disposition, the plaintiffs in this action renewed their request for preliminary injunctive relief, and the Court set a briefing schedule and scheduled a hearing for October 23, 2007. On October 17, 2006, the Acting Director of the Securities Division issued a final order, on behalf of the Secretary, concluding the administrative proceeding.

The Court held a hearing on October 23, 2007, as scheduled. In light of the Secretary's

[4]It appears, although the language of the complaint is less than clear on the point, that each is named solely in his official capacity.

[5]The complaint does not include any prayer for monetary relief other than attorney's fees. The plaintiffs have recently moved for leave to file an amended complaint that would add claims for damages. The Court denies that motion in a separate order issued this date.

issuance of the final order, the Court at that time granted all parties' request for leave to file supplemental memoranda, which the Court received on November 30, 2007. The plaintiffs now direct their request for a preliminary injunction toward enforcement of the final order, as well as any further effort at enforcement by the Secretary's enforcement section. Their supplemental memoranda add a Commerce Clause theory to the First Amendment claim originally raised.

The Secretary's final order adopted the hearing officer's findings of fact, as set forth *supra*, as well as her rulings of law, in substance, as follows. The Massachusetts Securities Act, G. L. c. 110A, § 301, makes it unlawful for any person to offer securities for sale in the Commonwealth unless the securities are registered, the transaction is exempt, or the security is "federally covered." The Act defines an offer to sell to include "every attempt or offer to dispose of or solicitation of an offer to buy a security or interest in a security for value." G. L. c. 110A, § 401(2). The Act further provides that it should be construed so as to coordinate its interpretation and administration consistently with federal securities law. G. L. c . 110A, § 415. Under federal case law and SEC decisions, an offer extends beyond the common law contract concept, to include information that "conditions the public interest in particular securities." See *SEC* v. *Cavanaugh*, 155 F.3d 129, 135 (2d Cir. 1988), and *Carl M. Loeb, Rhodes & Co.*, 38 S. E. C. 843, 850 (1959). Under that definition, the hearing officer ruled, "it is clear respondents have offered securities for sale in the Commonwealth," by disseminating the information on the website, in combination with the e-mail communication directed to Mr. Hickey.

Citing SEC decisions, the hearing officer rejected the contention that the website material did not constitute an offer because a visitor to the site who sought specific information about funds would have to register, indicating agreement to the disclaimer. The hearing officer went on to rule that Bulldog had not proved that it was exempt from registration requirements. The only exemption invoked was that under 950 C. M. R. § 14.02(b)(13)(m), which exempts offers communicated through the internet if not "directed toward any investor or group of investors in the Commonwealth,"and presumes that such an offer is not so directed if it "contains indications that the offer is not being made in jurisdictions where it is not registered or appropriately exempted." That exemption did not apply, the hearing officer ruled, because of the e-mail, with attached material, directed specifically at a Massachusetts resident. The hearing officer also ruled that Bulldog's activities were not exempt under other specified regulatory provisions that condition exemption on compliance with a ban on general advertising. Based on those findings and rulings, the Securities Division ordered that Bulldog cease and desist from further violations, comply with the act, and pay an administrative fine of $25,000. The Securities Division stayed the imposition of sanctions pending this Court's ruling on the motion for preliminary injunction.

Affidavits submitted by the plaintiffs provide certain additional background information.[6] Leonard Bloness asserts that he has "no intention ever to invest in any hedge fund," but is interested in learning about hedge funds "as a part of the process of striving to be a well educated investor." He is interested in Bulldog Investors in particular because "Bulldog's managers employ investment strategies that are somewhat similar" to his, so that information about Bulldog assists him in carrying out those strategies. In his view, the statement that fund managers' investment in the funds they manage "closely aligns" their interests with those of

[6]The defendants have not controverted the assertions in the plaintiffs' affidavits.

investors is "well accepted" and not misleading. Further, he asserts, he is fully competent to analyze the accuracy of the information presented, and has no need for regulatory protection from such statements.

DISCUSSION

Under the well-established test of *Packaging Indus. Group* v. *Cheney*, 380 Mass. 609, 617 (1980), a preliminary injunction is warranted only when the moving party establishes both a likelihood of success on the merits of the claim, and a substantial risk of irreparable harm in the absence of an injunction. If both those factors are established, the Court must balance them against the harm that an injunction will inflict on the opposing party. *Id.* Where, as here, the opposing party is a public official performing a regulatory function for the protection of the public, the Court must also carefully consider the impact an injunction would have on the public interest. See *Tri-Nel Mgmt., Inc.* v. *Board of Health of Barnstable*, 433 Mass. 217, 219 (2001); *T & D Video, Inc.*, v. *City of Revere*, 423 Mass. 577, 580 (1996).

The Court thus begins the analysis with the issue of likelihood of success on the merits of the claims pled in the complaint: that the Massachusetts securities act, on its face and as applied to Bulldog's conduct in connection with its website and e-mail communication, violates the federal and state civil rights acts by infringing on free speech rights guaranteed under the federal and state constitutions.[7] [8] The parties have focused their attention on the federal claim, and the

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[7]Although the Court is informed that Bulldog has brought a separate action for judicial review of the final order pursuant to G. L. c. 30A, § 14, Bulldog has not argued in this case that the final order is based on any error in interpretation or application of any state or federal statute or regulation, or on any erroneous factual finding. The Court therefore takes as established the Secretary's ruling that Bulldog's operation of the website, combined with the e-mail communication to Brendan Hickey, violated G. L. c. 110A and regulations under it, as well as

Court will do the same.[9]

At the outset, it bears noting that the plaintiffs have not identified any court decision, at any level, striking down on First Amendment grounds any statute, regulation, or application of either with respect to the conduct of issuers in offering or advertising securities.[10] To the contrary, the United States Supreme Court has, on a number of occasions, cited the securities

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corresponding federal regulations.

[8]The defendants' answers challenge Bloness's standing, but not that of the list of parties referred to herein collectively as Bulldog. Under these circumstances, the Court need not determine Bloness's standing at this stage. *Mass. Redemption Coalition, Inc.* v. *Secretary of the Exec. Office of Envir. Affairs*, 68 Mass. App. Ct. 67, 68 n.3 (2007), citing *Mass. Teachers Ass'n* v. *Secretary of the Commonwealth*, 384 Mass. 209, 214 (1981) ("[W]here at least one plaintiff has standing to raise issues before the court, the standing of other plaintiffs need not be addressed").

[9]The only argument the plaintiffs offer under the Massachusetts Declaration of Rights is the suggestion that "Article XVI . . . can and should be interpreted to provide greater protection to free speech than the First Amendment." For this proposition the plaintiffs cite *Mendoza v. Licensing Bd. of Fall River*, 444 Mass. 188, 201 (2005), which applied Art. XVI to strike down a prohibition on nude dancing similar to one the United States Supreme Court had upheld under the First Amendment. The plaintiffs do not cite any Massachusetts authority relating to regulation of commercial speech, or speech in any area otherwise analogous to that involved here. Nor have they identified any case suggesting any other infirmity in the Massachusetts Securities Act under the Declaration of Rights. The Supreme Judicial Court long ago rejected a challenge to the statute under Article 12. See *Kneeland v. Emerton*, 280 Mass. 371, 383 (1932). The Court notes further that the facts presented here appear to fall short of the element of threats, intimidation or coercion required for a claim under the state civil rights act. See generally *Haufler* v. *Zotos*, 446 Mass. 489, 504-508 (2006), and cases cited.

[10]The plaintiffs cite a line of cases applying First Amendment protections to publication of opinions by commentators and analysts who are not issuers of securities, and do not advise individual investors. E.g. *Lowe v. S. E. C.*, 472 U. S. 181, 210 (1985); *Commodity Trend Serv. v. Commodity Futures Trading Comm'n*, 149 F.3d 679, 682 (7th Cir. 1998); *S. E. C. v. Wall St. Pub. Inst., Inc.*, 851 F.2d 365, 373 (D. C. Cir. 1988); *Taucher v. Born*, 53 F. Supp. 2d 464, 479-482 (D. C. 1999). These cases are inapposite, since they do not involve advertising of securities. *Blount v. S. E. C.*, 61 F.3d 938, 939 (D. C. Cir. 1995), is similarly inapposite, involving regulation of campaign contributions.

area as an example of speech regulation that does not violate the First Amendment. See *Dun & Bradstreet, Inc., v. Greenmoss Builders*, 472 U. S. 749, 758 n. 5 (1985); *Ohralik v. Ohio State Bar Ass'n*, 436 U. S. 447, 456 (1978); *Paris Adult Theater I* v. *Slaton*, 413 U. S. 49, 64 (1973); see also *National Association for Adv. of Psychoanalysis* v. *California. Bd. of Psych.*, 228 F.3d 1043, 1054 (9th Cir. 2000); *Securities & Exchange Commission* v. *Wall Street Pub. Inst., Inc.*, 851 F.2d 365, 372-373 (D. C. Cir. 1988); *Bangor & Arrostook R.R. Company* v. *Interstate Commerce Comm'n*, 574 F.2d 1096, 1107 (1st Cir. 1978); *European Connections & Tours, Inc., v. Gonzales*, 480 F. Supp. 2d 1355, 1370 (N. D. Ga. 2007); see generally Michael Siebecker, *Corporate Speech, Securities Regulation, and an Institutional Approach to the First Amendment*, 48 William & Mary L. Rev. 613, 618, 641-645 (2006). These statements are dicta, to be sure; the high Court has not yet directly confronted the question presented here. That the Court has repeatedly stated its assumption to that effect, however, provides strong guidance to this Court in its task of predicting how appellate courts will resolve the question. See *Schwab* v. *Crosby*, 451 F.3d 1308, 1325 (11th Cir. 2006); *Harbury v. Dench*, 233 F.3d 596, 604 (D. D. C. 2000).

The First Amendment analysis must begin with a determination of the nature of the conduct affected by the regulation – that is, is the conduct speech, and if so, what kind, commercial or non-commercial? The plaintiffs contend that the communications in issue are non-commercial speech, because they do not propose any commercial transaction. They also point to the comment quoted *supra* in the letter, which they characterize as political speech. Defendants argue that the conduct in issue is not speech at all, but is merely incidental to a regulable transaction, that is, the sale of securities. See *Lowe*, 472 U. S. at 232 ("offer and acceptance are communications incidental to the regulable transaction called a contract").

The Court is not persuaded by either of these arguments. Review of the website materials and e-mail attachments leaves no doubt that they are neither acts of offer and acceptance, in a direct contract sense, nor merely information about hedge funds in general or Bulldog funds in particular. Rather, they are in the nature of advertising, calculated to generate interest in investment in Bulldog's funds, directly analogous to the advertising in issue in *Virginia Pharmacy Bd. v. Virginia Citizens Consumer Council*, 425 U. S. 748, 762 (1976). That such communications constitute offering within the broad definition of the securities laws does not in itself make them action as opposed to expression for purposes of the First Amendment.

The nature of the expression involved here, however, is clearly commercial, in the sense that the expression is "related solely to the economic interests of the speaker and its audience." *Central Hudson Gas & Elec.* v. *Public Serv. Comm'n*, 447 U. S. 557, 561 (1980). That is true of the comment in the letter as well as the other materials; the inclusion of political commentary in otherwise commercially oriented speech does not change its fundamental character. See *Board of Trustees, State Univ. of N. Y.* v. *Fox*, 492 U. S. 469, 474-475 (1989); *Zauderer* v. *Office of Disciplinary Counsel*, 471 U. S. 626, 637 n. 7 (1985); *Bolger* v. *Drugs Products Corp.*, 463 U. S. 60, 68 (1983).

After a period of considerable uncertainty on the point, a series of United States Supreme Court decisions has established that the First Amendment "protects commercial speech from unwarranted governmental regulation." See *Central Hudson*, 447 U. S. at 561, citing *Virginia Pharm. Bd.*, 425 U. S. at 761-762. However, "[t]he constitution . . . accords a lesser protection to commercial speech than to other constitutionally guaranteed expression . . . . The protection available for particular commercial expression turns on the nature both of the expression and of the governmental interests served by its regulation." *Central Hudson*, 447 U. S. at 563 (internal citation omitted). The Court has established a four part test to evaluate restrictions on commercial speech.

First, a reviewing court must consider whether the speech provides truthful information about lawful activity. "There can be no constitutional objection to the suppression of commercial messages that do not accurately inform the public about lawful activity. The government may ban forms of communication more likely to deceive the public than to inform it, . . . or commercial speech related to illegal activity." *Id.* at 563-564 (citations omitted). From there, the analysis proceeds as follows:

> If the communication is neither misleading nor related to unlawful activity, the government's power is more circumscribed. The State must assert a substantial interest to be achieved by restrictions on commercial speech. Moreover, the regulatory technique must be in proportion to that interest. The limitation on expression must be designed carefully to achieve the State's goal. Compliance with this requirement may be measured by two criteria. First, the restriction must directly advance the state interest involved; the regulation may not be sustained if it provides only ineffective or remote support for the government's purpose. Second, if the governmental interest could be served as well by a more limited restriction on commercial speech, the excessive restrictions cannot survive.

Id. at 564. The Supreme Court reaffirmed this four-part test just a few years ago in *Lorillard Tobacco Co. v. Reilly*, 533 U. S. 525, 555 (2001).

Defendants argue both that the speech relates to unlawful activity, and that it is misleading. On the issue of unlawful activity, Defendants point out that sales of unregistered securities to unaccredited investors, not subject to any other exemption, would violate federal law, 15 U.S.C. §77e. In the absence of any evidence either way, they urge the Court to assume that Mr. Hickey is not an accredited investor, so that advertising to him was communication about a sale that would be unlawful. The Court is not persuaded on this point. The communications in issue certainly appear designed to elicit interest in investing among the public generally, but their content does not address investing by unaccredited investors. Operation of hedge funds, and investment in them, is not unlawful as a general matter.

Defendants argue that the statement in the letter to investors that "our interests are closely aligned with yours" is misleading.[11] They base that contention on *Goldstein* v. *SEC*, 451 F.3d 873, 887 (D. C. Cir. 2006). In that case, brought by one of the Bulldog plaintiffs in this case, the Court held that investors in a hedge fund are not clients of the fund's advisor for purposes of a rule under which exemption from registration depends on the number of the advisor's clients. If investors were clients, the Court reasoned, fund advisors would be subject to conflicting duties, because investors' interests would depart from those of the fund in circumstances of financial distress. *Id.*, 451 F.3d at 873.

The *Goldstein* decision recognizes that the interests of fund advisers and investors can depart under certain circumstances. The letter does not say otherwise. The point it expresses is that Bulldog's fund advisors are themselves investors in the fund, so that they share the interests of other investors in the fund's performance. Fuller disclosure might lend context to that statement, and prevent any exaggerated interpretation of it, but nothing before the Court indicates that the statement itself is untrue.[12] The Court is not persuaded that the statement

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[11]A similar statement appears in the printable brochure that was accessible on the website.

[12]Disclosure that might be pertinent would include, for example, exactly what is meant by "a significant portion of our net worth," so as to enable a potential investor in Bulldog's funds to evaluate the extent to which the interests of its advisors really are aligned with those of the investor.

contained in the letter is misleading in the sense that would deprive it of First Amendment protection under *Central Hudson*.

Since the information communicated has not been shown to be either misleading or related to unlawful activity, the Court must turn to the second step of the *Central Hudson* analysis, which involves consideration of the interest the State seeks to serve by the regulation. That interest is to protect the integrity of capital markets, and thereby to preserve the overall health of the economy, by ensuring that investors make decisions based on full and accurate material information. The Great Depression brought home the importance of the interest, by demonstrating the catastrophic consequences of the absence of effective regulation in this area. In its wake, Congress enacted the Federal Securities Act of 1933, and states enacted various corresponding provisions. See *S.E.C.* v. *Capital Gains Research Bureau, Inc.*, 375 U. S. 180, 186-187 (1963); *S. E. C.* v. *Ralston Purina Co.*, 346 U. S. 119, 124-125 (1953); In the matter of *Carl M. Loeb, Rhoades & Co.*, 38 S. E. C. at 848; *Smith* v. *Fishback*, 123 S.W.2d 771, 778 (Tex. Civ. App. 1938); *In re Leach*, 215 Cal. 536, 543 (1932); *Stewart* v. *Brady*, 300 Ill. 425, 430 (1921); *Kneeland* v. *Emerton*, 280 Mass. at 387-388; see also *Merrick* v. *Halsey & Co.*, 242 U. S. 568, 586-588 (1917); *Hall* v. *Geiger-Jones Company*, 242 U. S. 539, 539-540 (1916). The Massachusetts Securities Act tracks the federal act, and seeks to serve the same purposes. Compare G. L. c. 110A, § 301 with 15 U.S.C. § 77e; compare G. L. c. 110A, § 101 with 15 U.S.C. §78(b); see also G. L. c. 110A, § 302. The decisions cited *supra*, which refer to securities regulation as the quintessential example of justified speech regulation, unequivocally recognize the substantiality of the interests served. See *Dun & Bradstreet, Inc.*, 472 U. S. at 758 n. 5,

Ohralik, 436 Mass. U. S. at 456; *Paris Adult Theater I*, 413 U. S. at 64; *S.E.C.* v. *Wall Street Pub. Inst., Inc.*, 851 F.2d at 373; *Bangor & Arrostook R.R. Co.*, 574 F. 2d at 1107.

Since the regulation serves a substantial governmental interest, the Court must next consider the third and fourth prongs of the *Central Hudson* test, which, together, determine whether the regulation is "in proportion to that interest." These prongs ask whether the regulation directly advances the state interest, and whether the interest "could be served as well by a more limited restriction on commercial speech . . . ." 447 U.S. at 564. As to the third prong, the interest, again, is to protect the integrity of the capital markets, and the overall health of the economy, by ensuring that investors make decisions based on full and accurate disclosure of all material information. The regulations in issue serve that interest directly by prohibiting any public offering without registration, subject to narrow exemptions.[13] See G. L. c. 110A, § 301. As applied here, the regulation prohibits expression that, although not in the form of an express offer, tends to promote interest in investment, and thereby to invite offers to purchase. Prohibition of such expression serves to limit solicitation of offers to those who have made full disclosure in connection with registration, and thereby directly serves the interests in issue.

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[13]Bulldog identifies the regulatory interest as preventing sales to unaccredited investors, and argues that the regulation does not address that interest directly, since it applies to communications that are remote from any such sale. This mistakes the interest at stake, which goes well beyond accredited investors. The registration requirement ensures fully informed decision making by investors generally, and thereby serves the broad interest in the integrity of the capital markets. Sales to accredited investors are a narrow exception to the registration requirement, under which unregistered securities may be sold privately, to a narrow and carefully selected category of purchasers, without the safeguards deemed necessary for the benefit of the public as a whole. Cf. *Stamm* v. *Barclays Bank of New York*, 960 F. Supp. 724, 733 (S.D.N.Y. 1997); 15 U.S.C. § 77d(6). Bulldog's website communications were addressed to the general public, not limited to accredited investors, as is reflected in its e-mail exchange with Mr. Hickey, conducted without any prior effort to ascertain his accredited status.

The fourth prong of the *Central Hudson* test is the most difficult to apply here. Under that prong, the Court must determine whether the regulatory restrictions are narrowly tailored to serve the state interest; "if the Government could achieve its interests in a manner that does not restrict speech, or that restricts less speech, the Government must do so." *Thompson v. Western States Med. Ctr.*, 535 U. S. 357, 371 (2002); see *Lorillard Tobacco Co.*, 533 U. S. at 566. The test is not, however, one of least restrictive means. See *Board of Trustees, State Univ. of N. Y.*, 492 U. S. at 477-478. What is required, rather, is that "the regulation not 'burden substantially more speech than is necessary to further the government's legitimate interests.'" *Id.* at 478, quoting *Ward v. Rock Against Racism*, 491 U. S. 781, 799 (1989). There must be "a 'fit' between the legislature's ends and the means chosen to accomplish those ends,'. . . a fit that is not necessarily perfect, but reasonable; that represents not necessarily the single best disposition but one whose scope is 'in proportion to the interest served.'" *Board of Trustees*, 492 U. S. at 480, quoting *Posadas de Puerto Rico Assocs.* v. *Tourism Co. of Puerto Rico*, 478 U. S. 328, 341 (1986), and *In re R. M. J.*, 455 U. S. 191, 203 (1982). In evaluating the "fit," the Court has been "loath to second-guess the Government's judgment," relying on the state's judgment "so long as its judgment was reasonable." *Board of Trustees*, 492 U. S. at 479. That deference serves to "provide the Legislative and Executive Branches needed leeway in a field (commercial speech) 'traditionally subject to governmental regulation.'" *Id.* at 480, quoting *Ohralik*, 436 U. S. at 455-456.

The burden to prove the fit between the regulation and the interest served is on the regulator. See *Board of Trustees*, 492 U. S. at 480. At the stage of a preliminary injunction, however, the Court is not in the position of evaluating evidence and making ultimate findings as it would do after trial, but is rather predicting the likelihood that the regulator will be able to make the required showing. In making that prediction, the Court can properly consider the longstanding and widespread recognition, as expressed in the cases cited *supra*, of the importance of regulation of the offering and sale of securities in protecting the health of the capital markets and of the economy.

The Court also keeps in mind that the crux of the overall scheme established by both the state and federal securities laws is the requirement of registration. Registration serves not to restrict speech, but to expand it, by ensuring that any public offer to sell securities is accompanied by full disclosure of all material information. See *Ralston Purina*, 346 U.S. at 124 n. 10 (quoting preamble to Federal Securities Act of 1933, "An Act to provide full and fair disclosure of the character of securities sold in interstate and foreign commerce . . . and to prevent frauds in the sale thereof"); see also *Wall Street Pub. Inst.*, 851 F.2d at 372. Disclosure requirements "trench much more narrowly on an advertiser's interests than do flat prohibitions on speech." *Zauderer*, 471 U. S. at 651. For that reason, the high Court has held, "an advertiser's rights are adequately protected as long as disclosure requirements are reasonably related to the State's interest in preventing deception of consumers." *Id.* See also *Pharmaceutical Care Mgmt. Ass'n* v. *Rowe*, 429 F.3d 294, 316 (1st Cir. 2005).

The necessary corollary to the registration and disclosure requirement is the prohibition of public offering of unregistered securities. Prohibitions on public offering inherently restrict speech. But without such prohibitions it is difficult to imagine how a registration and disclosure system could operate with any degree of effectiveness. See *Kneeland*, 280 Mass. at 377. Here, the particular regulatory order in issue sanctions advertising unregistered securities to the public, including to a Massachusetts resident not shown to be an accredited investor. The order fits directly within the longstanding norm of securities regulation that Courts have consistently accepted as permissible.

Bulldog emphasizes that its website did not provide a mechanism through which one could make an actual investment transaction, and that it has not and "would not" sell other than to investors who certify their accredited status. That may be so, but the State is not required simply to take Bulldog's word for it. It is certainly reasonable to conclude that indiscriminate advertising to the general public tends to increase the likelihood of sales to ineligible persons, who may be persuaded to invest without the full information that registration would provide.

Bulldog suggests that the State could achieve its objective with less burden on speech by monitoring actual investments, including requiring documentation of eligibility, subject to audit by regulatory officials, or even by requiring verification by regulatory officials prior to investment transactions. How such a system would operate in practice is not apparent; at the least it would require that the issuer register with regulatory authorities, give notice of actual or proposed investments, and refrain from any transactions without registration and notice. The result would seem to be more, rather than less, burden on speech. A more fully developed record may lead to a different conclusion. At this stage, however, the Court is of the view that the regulatory order in issue here is reasonably proportional to the interests to be served by the regulatory scheme, and accordingly that the plaintiffs are not likely to succeed on the merits of their First Amendment claim.

As indicated *supra*, the plaintiffs' supplemental memoranda adds a second theory, not identified in the complaint, that the Massachusetts regulations violate the Commerce Clause.

They invoke the so-called "dormant" aspect of the Commerce Clause, which prohibits state regulation that "discriminates against or unduly burdens interstate commerce and thereby 'impedes free private trade in the national marketplace.'" *Gen. Motors Corp.* v. *Tracy*, 519 U. S. 278, 287 (1997), quoting *Reeves, Inc.* v. *Stake*, 447 U. S. 429, 437 (1980). By analogy to cases addressing regulation of internet transmission of sexually explicit materials, plaintiffs argue that regulation of Bulldog's website necessarily regulates commerce in other states. See *American Booksellers Foundation* v. *Dean*,.342 F. 3d 96, 104 (2d Cir. 2003); *PSINET, Inc.* v. *Chapman*, 362 F. 3d 227, 240 (4th Cir. 2004). Invoking the balancing test applied in those cases, they urge the Court to conclude that the burden on interstate commerce outweighs any benefit to Massachusetts residents from the regulation.

Plaintiffs' theory fails, because neither the regulation itself nor the Secretary's application of it in the final order attempts to regulate Bulldog's website in and of itself. Rather, the final order is based on the combination of the website and the direct e-mail communication to a Massachusetts resident. As indicated *supra*, the regulation, 950 C. M. R. § 14.02(b)(13), excludes internet offers not "directed toward any investor or group of investors in the Commonwealth." The regulation establishes a presumption that an offer is not directed to residents if it "contains indications" that it is "not being made in jurisdictions where it is not registered or appropriately exempted." The direct e-mail communication with Mr. Hickey rebutted that presumption.

Regulation of e-mail sent into a state has been held not to implicate the dormant Commerce Clause, where federal law authorizes state regulation in the area. See *Beyond Systems, Inc.* v. *Keynetics, Inc.*, 422 F. Supp. 2d 523, 531-535 (D. Md. 2006), and cases cited.

Here, as in that case, Congress has expressly authorized state regulation in the field; 15 U. S. C. § 77p(e) provides that state securities regulators "shall retain jurisdiction . . . to investigate and bring enforcement actions." See also *Northeast Bancorp., Inc.*, v. *Board of Governors*, 472 U.S. 159, 174 (1985) ("When Congress so chooses, state actions which it plainly authorizes are invulnerable to constitutional attack under the Commerce Clause").

Bulldog bases its argument not on the Secretary's actual decision, but on recommended findings submitted to the hearing officer by the enforcement section, and on the theoretical possibility that at some time in the future the enforcement section would seek, and the Secretary would order, sanctions based on the website alone. In this respect, what Bulldog seeks is essentially an advisory opinion, on a matter of federal constitutional law not involving freedom of speech. Such relief is not available by means of a preliminary injunction.

Bulldog has not established a likelihood of success on the merits of its claims. The Court therefore has no occasion to address the other aspects of the test for a preliminary injunction. The motion must be denied.

CONCLUSION AND ORDER

For the reasons stated, the Plaintiffs' Motion for Preliminary Injunction is **DENIED**. The Court will conduct a status conference at the earliest available date to set a schedule for future proceedings; counsel are directed to confer with each other and then contact the clerk to set a date.

Judith Fabricant
Judith Fabricant
Justice of the Superior Court

December 21, 2007

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT

RMR HOSPITALITY AND REAL ESTATE FUND,

Plaintiff,

ADRIAN OVERSTREET, as Charitable Trustee Arising Under the RHR And Real Estate Fund Agreement and Declaration of Trust,

Intervenor Plaintiff,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP, et al.

Defendants.

Civil Action No. MICV2006-04054A

BULLDOG DEFENDANTS' REPLY IN FURTHER SUPPORT OF MOTION TO DISMISS THE AMENDED COMPLAINT

Theodore M. Hess-Mahan
BBO #557109
Hutchins, Barsamian,
Mandelcorn & Zeytoonian, LLP
110 Cedar Street, Suite 250
Wellesley Hills, MA 02481
(781) 431-2231

Gregory E. Keller
James W. Wilson
Chitwood Harley Harnes LLP
2300 Promenade II
1230 Peachtree Street
Atlanta, GA 30309
(404) 873-3900

Counsel for Defendants Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors LLC; and Phillip Goldstein

Dated: February 11, 2008

1. **Preliminary Statement.**

RHR's opposition to Bulldog's motion to dismiss is premised on misapplications of applicable law and conclusory factual allegations that are either not in the amended complaint or are flatly contradicted by its attached exhibits. At bottom, however, RHR does not dispute (a) that RHR knew Bulldog had exceeded the discriminatory 9.8% ownership limitation in early August, 2006, five months before RHR filed its lawsuit, (b) that the defendants combined now own interests in less than 9.8% of RHR's stock, and (c) that the amended complaint is based on RHR management's effort to enforce the ownership limitation and oppose the election of directors nominated by Bulldog.

RHR cannot continue the declaratory judgment claims to enforce its anti-takeover provision because they are moot. Bulldog reduced its position to less than 9.8% when RHR announced that the enormous fees that management was spending on the litigation – $700,000 within six weeks of filing the initial complaint (more than 1% of the value of RHR) – would have a material effect on the net asset value of the fund. There is no danger in this case that Bulldog will now exceed the threshold and invite RHR's management to recklessly squander more shareholder value on litigation, and management does not have authority under the charter to continue the declaratory judgment claims to establish the rights not of RHR but of the "charitable trustee."

Nor can RHR keep the case alive through a claim to recover "lost profits" and dividends, a claim that it must also assert on behalf of the "charitable trustee," since it is of no benefit to RHR or its shareholders. RHR must distort the word "discovery" beyond its plain meaning to discern a right to payment of profits and dividends. RHR, however, is not permitted to re-write the charter to suit management's litigation desires.

Finally, RHR's Chapter 93A claim, arising out of management's effort to enforce the discriminatory entrenchment mechanism and ensure the re-election of its incumbent directors, also fails. Nothing in the amended complaint suggests any "unethical" or "deceptive" conduct on the part of Bulldog – the exhibits attached to the complaint demonstrate that Bulldog genuinely disputed the enforceability of the 9.8% limitation, that RHR, not Bulldog, repeatedly threatened litigation, and that Bulldog conducted a permissible proxy contest for the election of directors in which management ultimately obtained more votes. Nor is there anything "unethical" in Bulldog seeking board representation so that shareholders may have the opportunity denied to them by RHR's current management – to vote to open end their fund (which requires a majority vote of shareholders) or otherwise enhance the value of RHR's shares for all shareholders.

The Chapter 93A claim fails, however, for a far simpler legal reason – the complaint alleges no commercial transaction between Bulldog and RHR, and is based solely on an intra-entity dispute about the governance of a Massachusetts business trust. The case RHR contends is "most analogous" to its claim – *Quinton v. Gavin*, 64 Mass. App. Ct. 792 (2005) – has no bearing whatsoever on it. Unlike *Quinton*, RHR's claim is not based upon an allegation that Bulldog created a phony entity or took investors' money.[1] Instead, it is based upon Bulldog's alleged violation of the charter and participation in the corporate governance process of RHR, a claim that is squarely

[1] *Quinton*, while providing no support for a claim by a company against its shareholders, would appear to support a claim by shareholders against RHR's advisor, RMR, and its group of hand-picked directors for its practice of obtaining investors' funds through the creation of publicly traded companies with anti-takeover devices designed to ensure that it cannot be divested of control, managing those companies so as to maximize fees earned by RMR at the expense of shareholders, and commencing litigation against any dissident shareholders who seek representation on the board. *See Travel Centers of America v. Brog*, Case No. 3516, filed in the Delaware Court of Chancery on February 1, 2008 (action by RMR controlled company to preclude shareholder from nominating directors for election).

governed by *Riseman v. Orion Research Inc.*, 394 Mass. 311 (1985), and the myriad of other cases holding that Chapter 93A does not apply to intra-entity disputes.

2. Counts I And II Are Moot Because Bulldog Is And Will Remain In Compliance With The Trust's Ownership Limitation Even If It Believes That It Is Unenforceable.

While acknowledging that Bulldog's ownership interest is below the 9.8% threshold, RHR argues that counts I and II for declaratory judgment should survive because Bulldog believes that the discriminatory ownership limitation is unenforceable.[2] RHR offers no authority for that position, however. It simply speculates that because Bulldog disputes the enforceability of the limitation, it "could purchase more shares at any time." RHR Opp. Mem. at 12.

Bulldog, however, has voluntarily *reduced* its position to well below 9.8% because of management's reckless excessive expenditure of shareholder funds on the litigation. *See* Bulldog MTD Memo. at 8 n.7. There is no danger now that Bulldog would irrationally exceed the 9.8% threshold so that management can continue to squander shareholder funds on litigation. *See Bronstein v. Bd. of Registration in Optometry,* 403 Mass. 621, 626-27 (1988) (challenge to a Board of Registration decision denied when the statute had been amended and the Board represented that it would not enforce its decision).

RHR also argues that the declaratory judgment counts survive because Bulldog

[2] RHR fails to defend its speculative allegations that the ownership interest of others, such as SAM, should be attributed to Bulldog in order to create a *current* dispute. Even under the lenient pleading standard enunciated in *Conley v. Gibson,* 355 U.S. 41, 45-46 (1957), which RHR asserts still reflects the pleading standard on a motion to dismiss, RHR's allegations are deficient. Moreover, the decisions cited by RHR to support its position that the *Gibson* pleading standard still applies in Massachusetts state court are distinguishable. In those cases, the courts noted that the complaints under review had been filed prior to the U.S. Supreme Court's decision in *Bell Atl. Corp. v. Twombly,* --- U.S. ----, 127 S.Ct. 1955, 167 L.Ed.2d 929 (2007), which rejected *Gibson.* RHR's amended complaint was filed one month after the *Twombly* decision was issued.

refuses to remit dividends and profits to the charitable trustee. RHR cannot assert that claim because it has no interest or right to the dividends and profits under Article V of the charter. Moreover, as set forth below, under the plain language of the charter, neither RHR nor the charitable trustee may demand payment of the dividends and profits under the circumstances of this case.

RHR asserts for the first time that even if Bulldog's ownership interest is below 9.8%, it can still theoretically obtain information about its ownership interest under Article V, §2.4 of the trust charter. RHR Opp. Memo. at 11. Section 2.4 purports to require owners of more than 5% interest in RHR to disclose certain basic facts about their ownership in RHR. Bulldog complies with this requirement when it files its form 13Ds with the SEC. RHR may demand additional information under the charter only (i) to ensure compliance with the ownership limitation, or (ii) to ensure tax compliance. Here, RHR would not have a good faith reason to make such a demand, and in any event, has not alleged that it has made that demand of Bulldog as a more than 5% shareholder.

3. **RHR Has No Authority Under The <u>Trust To Recover Profits And Dividends Under Count III</u>.**

RHR distorts the term "discovery" to excuse its failure to immediately seek to enforce the trust terms when it discovered in early August, 2006 that Bulldog had exceeded the 9.8% ownership limitation and that, under the charter, shares had purportedly been transferred to the charitable trustee. RHR Opp. Mem. at 14. It cannot so easily escape the plain meaning rule or the resolution of any ambiguity against it.

The RHR Trust states that a demand for dividends and profits from the excess shares may be made only if the sale (or dividend) is made prior to the "discovery by the Trust that Equity shares have been transferred to the Charitable Trustee . . ." Charter,

Art. V, sect. 4. Thus, all that is required is RHR's discovery of the facts that give rise to the purported automatic transfer into charitable trust, which under the terms of charter is the fact that the ownership limitation has been exceeded. Charter, Art. V, sect. 3; Bulldog MTD Memo. at 14, n.14.

The charter does not define "discovery" as including the details of Bulldog's holdings.[3] Indeed, if that had been the intent of the drafters, they could easily have provided so in the charter. This Court should not now permit RHR to redefine the plain meaning of this provision simply to redress its failure to act. *Horbal v. Cannizzaro*, 2007 WL 4707800 (Mass. Super. Dec. 3, 2007)(Court refused to adopt a "cramped reading of the plain words used" to limit a party's unrestricted option under contract to decline further financing of transaction for any reason or for no reason).

Even if the term "discovery" created some sort of ambiguity, that ambiguity must be resolved against RHR. Bulldog MTD Memo. at 15. In any event, since the "corrective provisions" at issue here are designed to enforce an anti-takeover provision, an interpretation that precludes further litigation after a shareholder reduces its position to under 9.8% is most consistent with the purpose of Article V.

4. <u>RHR's Chapter 93A Claim Should Be Dismissed</u>.

As RHR concedes, a Chapter 93A claim can only arise "in the context of *commercial interaction* between the parties." RHR Opp. Memo. at p. 18 (emphasis added). *See Szalla v. Locke*, 421 Mass. 448, 451 (1995) (recovery under § 11 of Chapter

[3] Contrary to RHR's claim now in its opposition papers, it did not immediately demand information about the excess shares from Bulldog, but waited more than two months, until October 17, 2006, to seek information about Bulldog's interests. *Compare* Am. Compl., ¶¶ 62, 64 *with* ¶66. Apparently, RHR is claiming that to this day it has not "discovered" that Bulldog's beneficial ownership exceeded the ownership limitation and that shares were transferred into charitable trust, since it also claims that Bulldog has refused to accede to its information demands.

93A "requires that there be a commercial transaction ***between*** a person engaged in trade or commerce with another person engaged in trade or commerce") (emphasis added); *Linkage Corp. v. Trustees of Boston University*, 425 Mass. 1, 23 (1997) ("[Chapter 93A, § 11] requires that there be a commercial transaction ***between*** a person engaged in trade or commerce [and] another person engaged in trade or commerce") (emphasis added); *Steele v. Kelley*, 46 Mass. App. Ct. 712, 726 (1999) (Chapter 93A claim cannot be maintained "if no commercial relationship – i.e., that of buyer and seller of goods or services – ever existed ***between*** the parties") (emphasis added). The amended complaint describes an internal dispute about the meaning of the charter of a business trust and the efforts of Bulldog to seek representation on the board of directors; it does not allege a commercial transaction between Bulldog and RHR necessary to give rise to a claim under section 11 of Chapter 93A.

No case holds, as RHR contends, that the mere ownership of securities in an entity and a dispute about the governance of that entity constitutes a "commercial relationship." In the context of securities, Chapter 93A only imposes liability on *sellers* of securities who deal *directly* with purchasers in selling those securities.[4] Nor does Chapter 93A apply simply because RHR alleges that Bulldog is in the "business of investing in closed-end funds" or engaging in shareholder activism. All shareholders own shares for one purpose -- to make money. Their participation in the governance of

[4] *Compare Nanfelt v. Asher*, No. CA015415, 2003 WL 21961421, at *10 (Mass. Super. June 11, 2003) (individual who sold her stock directly to plaintiffs engaged in "trade or commerce" for purposes of Chapter 93A); *Barron v. Fidelity Magellan Fund*, 57 Mass. App. Ct. 507, 513 (2003) (brokerage company that sold shares of its mutual fund directly to plaintiff conducted "trade or commerce" for purposes of Chapter 93A liability) *with Salkind v. Wang*, Civ. A. No. 93-10912-WGY, 1995 WL 170122, at *9 (D. Mass. March 30, 1995) (Officers and directors of company whose alleged misrepresentations were publicly disseminated did not engage in "trade or commerce" with plaintiff for purposes of Chapter 93A because investors purchased company's stock through open markets. On the other hand, Chapter 93A could apply to corporate officer who induced plaintiff to purchase securities by *directly* communicating misrepresentations about those securities to plaintiff).

their company, whether passive or active, does not create a "commercial relationship" with the company.

This case cannot be distinguished from *Riseman v. Orion Research Inc.*, 394 Mass. 311 (1985), which precluded the application of Chapter 93A to an internal corporate governance dispute of a publicly traded entity. RHR's assertion that the intra-entity exclusion does not apply because its claim "does not involve a breach of a contractual or fiduciary duty ...relating to internal corporate governance" is frivolous. RHR Opp. Memo. at p. 19. RHR's claim is based on Bulldog's alleged breach of the ownership limitation of the Trust Agreement that forms the charter of RHR and its efforts to remedy that breach. Am. Compl. at ¶¶ 80, 112.

Moreover, the intra-entity exclusion is not limited to claims based on contract or breach of fiduciary duty -- *Riseman* involved misleading statements in a proxy contest for the election of directors. Here, the portion of RHR's claim that is not based on an alleged breach of the charter is founded on alleged misleading statements in connection with a proxy contest to elect directors. *Riseman* held that Chapter 93A did not apply to such claims, and that the plaintiff should have instead pursued remedies under the proxy provisions of the federal securities laws. *See Riseman*, 394 Mass. at 314.[5]

RHR's argument that *Quinton v. Gavin*, 64 Mass. App. Ct. 792 (2005), rather than

[5] RHR raises an allegation in its memo that is not asserted in the amended complaint --that its Chapter 93A claim is based upon "unnecessary delay" caused by Bulldog's filing a "frivolous motion to dismiss for lack of personal jurisdiction and attempting a frivolous removal of this case to [federal court]." RHR Opp. Memo at 19. There was nothing frivolous about either Bulldog's timely filed and briefed personal jurisdiction motion or removal. That the personal jurisdiction motion was denied does not make it frivolous, and the court made no such ruling. Moreover, Bulldog timely removed this case to federal court when RHR amended the complaint to assert the very types of proxy claims based on federal filings that *Riseman* stated should be brought in federal court. *Riseman*, 394 Mass. at 314. The federal court found federal jurisdiction lacking in part because "RHR represents that it does not seek recovery pursuant to any federal law applicable to those filings." RHR Opp. Memo, Ex. E. Indeed, the federal court *twice* denied RHR's request for an award of attorneys' fees in connection with its motion to remand. *Id.*

Riseman, presents "factual circumstances most nearly analogous to the present case" is also specious. There is no similarity whatsoever between RHR's claim and *Quinton*. The defendant in *Quinton* convinced his victims to deposit money in phony trusts that he then plundered as a source of financing for himself and his business associates: "His purpose *ab initio* was to deceive and plunder." *Id.* at 794. Because the defendant's "use of the trust form was a sham," the court refused to view the case as one involving an intra-entity dispute to which Chapter 93A does not apply. *See id.* at 798-99.

Unlike the defendant in *Quinton*, Bulldog did not sell or offer to sell anything to RHR. Also unlike the defendant in *Quinton*, Bulldog has not received any money from RHR or fellow shareholders. And unlike the sham trust in *Quinton*, RHR alleges that it is a legitimate business trust that was not established solely so that its manager, RMR, could convert shareholder funds to its own use. Thus, *Quinton* has no bearing on this case, and plaintiff's Chapter 93A claim is squarely governed by *Riseman* and the myriad of other cases holding that the statute does not apply to intra-entity disputes.[6]

Finally, the amended complaint does not plead a loss cognizable under section 11 of the statute. The only losses alleged in the complaint are "the cost and expense of bringing this lawsuit (including attorneys' fees); costs associated with the Charitable

---

[6] Nor does RHR's claim involve any public aspect beyond the RHR entity and its shareholders, any more so than did *Riseman*, which involved a governance dispute of a much larger public company than RHR. The case cited by RHR, *Fulco v. Am. Cable Sys. of Fla.*, Civ. A. Nos. 89-1342-S, 89-1380-S, 89-1389-S and 89-1422-S, 1989 WL 205356 (D. Mass. Oct. 4, 1989), involved violations of the federal securities laws, civil RICO, and fiduciary duty in the repurchase of partnership interests at an unfairly low price. The court, after denying the motions to dismiss the other legal theories and noting that the case involved a securities transaction between plaintiff and defendants to which Chapter 93A allegedly applied, refused to dismiss the Chapter 93A claim solely because *Riseman* and the cited case law did not involve pleadings motions. Subsequent case law, however, has since dismissed intra-entity disputes on motions to dismiss, and such a result is appropriate here since no amount of factual development will transform this dispute into one that affects the public beyond the shareholders of RHR. *See, e.g., First Enters., Ltd. v. Cooper*, 425 Mass. 344 (1997) (court dismissed, at the pleadings stage, Chapter 93A claim based on statements related to an internal business dispute); *Albright v. Trustees of Villa Grande Condominium*, No. 9707, 2001 WL 589070, at *2 (Mass. App. Div. May 24, 2001) (Chapter 93A claim dismissed at the pleadings stage because relationship between the parties was private in nature and fell outside scope of the statute).

Trustee; and the costs associated with the improper proxy contest . . . ." (Am. Compl., ¶ 112.) None of these costs are losses cognizable under Chapter 93A because they were voluntarily incurred by incumbent management to preserve its control over the company.

A plaintiff may not show that it has suffered a loss of money or property within the meaning of section 11 merely by alleging that it has incurred attorney's fees in bringing an action. *Tech Plus, Inc. v. Ansel*, 59 Mass. App. Ct. 12, 21 (2003). Rather, a plaintiff must show that it "was forced to incur such expenses as a result of the defendants' initiation of litigation which itself constituted a violation of the statute." *Id.*[7] RHR alleges only discretionary legal action against Bulldog when Bulldog disclaimed any intention to initiate litigation against RHR. *See* Bulldog MTD Memo. at 6-7.

Moreover, the proxy costs incurred by management to ensure the re-election of its incumbent directors cannot be considered an "injury" for which RHR can seek recovery. *See* Bulldog MTD Memo. at 21-22. Management could have chosen to incur the normal proxy solicitation costs associated with the annual shareholder meeting. Its discretionary decision to spend extraordinary amounts of shareholder money to guarantee victory for the incumbents is not an expense that Bulldog forced RHR to incur.

Finally, RHR misleadingly asserts that "Bulldog does not dispute that it is entitled to recover the costs of monitoring Bulldog's securities holdings and restricting

---

[7] The case cited by RHR for the proposition that a party who engages in litigation by choice can recover attorneys' fees under Chapter 93A "if the litigation was necessary to protect the party's rights" is inapposite. *See Siegel v. Berkshire Life Ins. Co.*, 64 Mass. App. Ct. 698, 703 (2005); *see* RHR Opp. Memo. at 23. There, a party whose rights to an insurance policy would have been eliminated as a result of the defendants' conduct had she not sought to intervene in the action was entitled to recover attorneys' fees incurred in the case under Chapter 93A. Here, there was no danger that RHR's rights would be adversely determined, because there was no pending or even threatened proceeding, and RHR was not forced to join litigation to protect its rights as in *Siegel*. RHR's determination to commence litigation over its charter provision when Bulldog raised an issue of its enforceability was entirely voluntarily; nothing in the charter required it to enforce the ownership limitation and the board could have, but refused, to waive it. Am. Compl. ¶ 72.

RHR's investment program and that RHR is entitled to recover costs associated with the Charitable Trustee." RHR Opp. Memo. at p. 22. First, RHR has not alleged that it incurred any costs "necessarily incurred by RHR to monitor Bulldog's securities holdings and to restrict RHR's investment program accordingly," as it misrepresents in its memorandum. RHR Opp. Memo. at p. 22. The amended complaint is devoid of any such allegation of injury or damage. *See* Am. Compl. at ¶¶ 73, 82-85, 112.[8]

Second, the alleged costs associated with the Charitable Trustee are discretionary legal costs, which cannot be recovered under Chapter 93A. Moreover, RHR is not entitled under the charter to incur any costs for the Charitable Trustee, and any payment to fund his expenses would be corporate waste because his efforts cannot benefit RHR or its shareholders. Finally, RHR cannot pay any costs of the Charitable Trustee because it has neither applied for nor obtained the necessary permission from the SEC as required by Section 17(d) of the Investment Company Act. *See* Bulldog MTD Memo at 16, n.15.

5. Conclusion

For the reasons set forth above and in defendants' opening memorandum of law, the amended complaint should be dismissed.

Dated: February 11, 2008 Respectfully submitted,

____
Theodore M. Hess-Mahan BBO #557109
Hutchins, Barsamian,,Mandelcorn & Zeytoonian
110 Cedar Street, Suite 250
Wellesley Hills, MA 02481
(781) 431-2231

[8] RHR cryptically cites to "Exhibit C (letter dated October 31, 2006)" when it discusses the various costs it seeks to recover. Paragraph 69 of the amended complaint describes this letter as setting forth the purported rationale for what RHR now concedes is an antitakeover provision: "The letter explained that ... RHR's Ownership Limitation allows it to make REIT investments without incurring the cost of monitoring its shareholders' (Bulldog's) investments." Am. Compl. ¶69. Nowhere in that letter does RHR contend it had incurred such costs, and more importantly, it did not subsequently allege in its amended complaint, which has a sanctionable good faith requirement, that it had incurred any such costs.

Gregory E. Keller
James W. Wilson
Chitwood Harley Harnes LLP
2300 Promenade II
1230 Peachtree Street
Atlanta, GA 30309
(404) 873-3900

Counsel for Defendants Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors LLC; and Phillip Goldstein

Certificate of Service

I hereby certify that a true copy of the above document was served upon the attorney of record for all other parties by first class mail, postage prepaid and by email on February 11, 2008.

____
Theodore M. Hess-Mahan

BIRNBAUM & GODKIN, LLP
ATTORNEYS AT LAW

Robert N. Feldman
Direct Dial: (617) 307-6130
feldman@birnbaumgodkin.com

February 11, 2008

BY FIRST CLASS MAIL

Clerk's Office, Civil
Middlesex Superior Court
40 Thorndike Street
Cambridge, MA 02141

Re: *RMR Hospitality and Real Estate Fund vs. Bulldog Investors General Partnership, et al.*
Middlesex Superior Docket No. 06-04054

Dear Sir or Madam:

In accordance with the Court's Order entered on February 7, 2008, I have enclosed Samuels Asset Management, Inc. and Steven Samuels' Reply In Support of Their Motion to Dismiss the Plaintiff's Complaint which was filed on February 4, 2008.

Kindly acknowledge receipt and filing of the above by stamping the duplicate of this letter and returning it to me in the self-addressed, stamped envelope provided.

Very truly yours,

Robert N. Feldman

RNF/cam
Enclosures
cc: Lucy D. Lovrien, Esq. (By email and first class mail w/enc.)
Jane E. Willis, Esq. (By email and first class mail w/enc.)
Justin J. Wolosz, Esq. (By email and first class mail w/enc.)
Philip Y. Brown, Esq. (By email and first class mail w/enc.)
Brian R. Birke, Esq. (By email and first class mail w/enc.)
Theodore M. Hess-Mahan, Esq. (By email and first class mail w/enc.)
Gregory E. Keller, Esq. (By email and first class mail w/enc.)
James M. Wilson, Jr. (By email and first class mail w/enc.)

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT

RMR HOSPITALITY and REAL ESTATE FUND,

Plaintiff,

ADRIAN OVERSTREET, as Charitable Trustee Arising Under the RMR Hospitality And Real Estate Fund Agreement and Declaration of Trust,

Intervenor-Plaintiff,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP;
OPPORTUNITY PARTNERS LIMITED PARTNERSHIP;
FULL VALUE PARTNERS LIMITED PARTNERSHIP;
OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP;
KIMBALL & WINTHROP, INC.;
FULL VALUE ADVISORS, LLC;
SPAR ADVISORS, LLC;
STEADY GAIN PARTNERS, LP;
BJS MANAGEMENT LLC;
MERCURY PARTNERS, LP;
GSG CAPITAL ADVISORS, LLC;
CALAPASAS INVESTMENT PARTNERSHIP NO. 1, LP;
CALAPASAS INVESTMENT PARTNERSHIP NO. 2, LP;
KLEIN, BOGAKOS & ROBERTSON, CPAs, INC.;
SAMUELS ASSET MANAGEMENT, INC.; PHILLIP GOLDSTEIN;
STEVEN SAMUELS; and
JOHN DOES NUMBER 10-500,

Defendants.

Civil Action
No. MICV2006-04054

SAMUELS ASSET MANAGEMENT, INC.
AND STEVEN SAMUELS' REPLY IN SUPPORT OF
<u>THEIR MOTION TO DISMISS THE PLAINTIFF'S COMPLAINT</u>

Samuels Asset Management, Inc. ("SAM") and Steven Samuels ("Samuels") respectfully submit this Reply in Support of Their Motion to Dismiss the Plaintiff's Complaint to address several issues raised by RMR Hospitality and Real Estate Fund's ("RHR") Opposition Memorandum (the "Opposition").[1] As discussed below, nothing in the Opposition changes the fact that this Court lacks personal jurisdiction over SAM and Samuels and, in the alternative, the Complaint should be dismissed for its failure to state any cognizable claim against SAM or Samuels.

I. PERSONAL JURISDICTION

The Opposition identifies four factual allegations that RHR claims should support the exercise of personal jurisdiction over SAM and Samuels: (1) SAM's ownership of RHR stock; (2) Samuels' participation in two Massachusetts lawsuits (not alleged in the Amended Complaint); (3) an email Samuels sent to Brendan Hickey ("Hickey") (not alleged in the Amended Complaint); and (4) alleged Massachusetts contacts by other defendants that RHR contends should be imputed to SAM and Samuels. These allegations -- alone or taken together -- do not satisfy the Massachusetts long-arm statute or the United States Constitution.

A. Stock Ownership Does Not Amount to "Transacting Business."

In an effort to demonstrate that SAM and Samuels are or have been "transacting business" in Massachusetts under the long-arm statute, RHR first contends that SAM's ownership of RHR stock supports jurisdiction because SAM's stock ownership (and whether it should be aggregated with the Bulldog Defendants' shares) "is a subject of this controversy." Opposition at 8. (Importantly, the Amended Complaint does not allege that Samuels, individually, owns any RHR stock. This alleged Massachusetts connection, therefore, is specific

[1] On February 7, 2008, the Court granted the parties' stipulated motion to file reply and surreply briefs.

to SAM, and not Samuels.) The two cases RHR cites, however, are both class action cases involving questions of jurisdiction over non-resident class plaintiffs in Delaware state court, arising out of the Delaware state court's approval of class action settlements. Neither C.L. Grimes v. Vitalink Comm. Corp., 17 F.3d 1553 (3d Cir. 1994) nor Hynson v. Drummond Coal Co., Inc., 601 A.2d 570 (Del. Ch. 1991), supports the notion that this Court should stray from the well-settled general rule in this jurisdiction that stock ownership is insufficient to satisfy the Massachusetts long-arm statute. See SAM and Samuels' Motion to Dismiss Memorandum at 7.

Indeed, the Grimes court, which cited Hynson, emphasized the sui generis context in issue, specifically recognizing that "the due process protections required for out-of-state class plaintiffs are significantly lower than those needed for defendants. Grimes, 17 F.3d at 1560. That specific context is not present here, rendering these cases inapposite. Accordingly, SAM's alleged stock ownership in RHR cannot be the basis of the Court's exercise of personal jurisdiction under well-settled United State Supreme Court authority. See, e.g., Shaffer v. Heitner, 433 U.S. 186, 216 (1977).

B. One Email and Participation in Massachusetts Lawsuits is Not Enough.

Beyond SAM's alleged stock ownership, the only other "facts" RHR identifies as contacts between SAM or Samuels and Massachusetts are: (1) one email allegedly sent by Samuels to a Massachusetts resident; and (2) Samuels' participation in lawsuits seeking relief from an action brought by the Massachusetts Secretary of State.[2] As to both of these alleged contacts, RHR's Opposition omits the very important fact that Samuels was quite literally drawn into both of these isolated Massachusetts contacts, as they were both apparently provoked by RHR.

[2] The Opposition does not claim that SAM, as opposed to Samuels, had any involvement in the sending of the email or the Massachusetts Secretary of State litigation.

With respect to the email, upon information and belief, the recipient of the email, Brendan Hickey, accessed Bulldog's website at RHR's direction with the intention of soliciting information from Bulldog.[3] The email response is the lone contact RHR cites as evidence of Samuels' Massachusetts business activity. This kind of solicited contact is not sufficient to confer jurisdiction over Samuels. See, e.g., Roberts v. Legendary Marine Sales, 447 Mass. 860, 861 (2006) (affirming dismissal for lack of personal jurisdiction where Massachusetts plaintiff responded to Florida defendant's advertisement on website and had "[s]everal telephone conversations and e-mail communications" with defendant's sales representative); Hood v. American M.A.N. Corp., 20 Mass. App. Ct. 937 (1985) (no personal jurisdiction over seller of engine where "[s]uch ties as there were to Massachusetts consisted of the receipt of a letter sent by the defendant from New York to the plaintiff in Massachusetts, which, together with conversations between the parties, evidently by telephone, embodied . . . an agreement . . . warranting the engine, which . . . would likely be physically located for some time in Massachusetts") (citing Droukas v. Divers Training Academy, Inc., 375 Mass. 149 (1978)).

After Hickey's receipt of Samuels' email, RHR contacted the Massachusetts state regulators. The Massachusetts Secretary of State through the Massachusetts Securities Division then commenced a proceeding against the Bulldog Defendants, as well as Samuels. Naturally, this proceeding was not initiated by Samuels. The litigation to which RHR refers involves the parties to the enforcement action merely exercising their rights to judicial review and injunctive relief from the Securities Division's enforcement action. It is well-settled in Massachusetts, however, that personal jurisdiction does not lie merely because a party exercises some litigation

[3] The website from which Hickey, on behalf of RHR, solicited Samuels' email is Bulldog Investor's site, not that of SAM or Samuels. See Recommended Findings of Fact and Conclusions of Law, Opposition, Exhibit A, p. 5, ¶¶ 13-18.

rights in Massachusetts courts. See e.g., Bliss Valley Properties, LLC v. Eliopulos, No. 041100BLS, 2005 WL 1683749 at 8-10 (Mass. Super. June 2, 2005) (defendants' necessary filing of claims in bankruptcy proceeding did not subject them to jurisdiction); Marcantonio v. Primorsk Shipping Corp., 206 F.Supp.2d 54, 59-60 (D. Mass. 2002) (courts should not treat compulsory counterclaims as waiver of jurisdictional objections); Olin Corp. v. Fisons PLC, 47 F.Supp.2d 151, 155 (D. Mass. 1999) (filing of cross-claim or third-party claim does not waive jurisdictional defense).

Finally, RHR has not explained how the litigation contacts and/or the email contact relate to the claims in this suit. Accordingly, for this additional reason, the contacts fail to rise to the requisite level for this Court to have jurisdiction over SAM and Samuels. See, e.g., Fern v. Immergut, 55 Mass. App. Ct. 577, 582-84 (2002) (no personal jurisdiction where cause of action did not arise out of, and was not related to, defendants' contacts with forum); Stanton v. AM General Corp., 50 Mass. App. Ct. 116, 118-20 (2000) (same); Telco Communications, Inc. v. New Jersey State Firemen's Mutual Benevolent Assoc., 41 Mass. App. Ct. 225, 230-32 (1996) (same).

C. The Bulldog Defendants' Alleged Conduct.

Finally, RHR seeks to have this Court confer jurisdiction over SAM and Samuels by imputing the Bulldog Defendants' alleged actions to SAM and Samuels. RHR's reliance on Maker v. Bermingham, 32 Mass. App. Ct. 971 (1992), to support its contention is misplaced. The court in Maker recognized that personal jurisdiction was proper over both partners of a two-person partnership that had engaged in commerce in Massachusetts. See Maker, 32 Mass. App. Ct. at 973 (noting that the existence of a partnership was all but conceded by the defendants). The Maker court's decision was based on uncontroverted allegations of the existence of partnership: "The plaintiff made an adequate showing that the defendants were in partnership, that the partnership entered into the agreement sued upon, and that the partnership was in default of its obligations under the agreement, causing damages to plaintiff." Id. (also noting that under the Uniform Partnership Act, "[e]very partner is the agent of the partnership for the purpose of its business, and the act of every partner . . . binds the partnership"). Here, by stark contrast, RHR has not alleged that Samuels (or SAM) is a partner in Bulldog Investors General Partnership, or the various other Bulldog Defendants. Instead, RHR merely alleged that Samuels is a principal of Bulldog and president of SAM and that Bulldog "was working together with [SAM], Steven Samuels, and various John Does..." Amended Complaint, ¶¶ 34, 42. These generalized allegations do not suffice and do not begin to allege the required facts to create an inference that a Maker-like partnership between Samuels, SAM and the Bulldog Defendants exists. Because RHR does not satisfy the legal standard it sets out for this Court, the alleged forum state contacts by the other defendants cannot be imputed wholesale to SAM or Samuels. Cf. Kleinerman v. Morse, 26 Mass. App. Ct. 819, 825 (1989) (jurisdiction over a defendant corporation does not confer jurisdiction over a "lesser officer").

II. FAILURE TO STATE A CLAIM

RHR tries mightily to stretch the language of the Trust Agreement in order to preserve a cognizable claim against SAM and Samuels. Specifically, in order to state a claim against SAM, RHR must show that SAM (alleged to own RHR stock[4]) can fall under the Trust Agreement's definition of "person" for the purpose of aggregating shares with the other defendants to this action. The Trust Agreement is clear that for SAM to be part of the same "person" as the other Bulldog Defendants, they all must be considered one "group," as defined in the Trust

[4] RHR does not contend that Samuels, individually, holds any RHR shares. He should be dismissed for this additional reason, regardless of the outcome of SAM's motion.

Agreement. The difficulty for RHR is that the Amended Complaint fails to allege facts supporting the Trust Agreement's definition of "group."[5]

Because the Amended Complaint falls short of alleging a "group," RHR focuses on the word "association," and offers the Black's Law Dictionary definition of that word. However, this Court, employing the most basic contract interpretation techniques, should conclude that RHR's failure to satisfy the "group" standard (which imports the requirements of Section 13(d)(3) of the Securities Exchange Act) spells failure under the "association" language as well. For instance, if this Court were to adopt the generic definition of "association" RHR relies on (a "gathering of people for a common purpose") -- as opposed to a more formal definition of "association" that implies a distinct legal status -- then the other terms used in the "person" subsection, i.e., "corporation," "partnership," "trust," would all be rendered meaningless. Therefore, the Trust Agreement is clear, that if SAM does not qualify as part of the alleged Bulldog "group" under a Section 13(d)(3), it cannot be considered part of the same "person" under the Trust Agreement for share aggregation purposes.

Because RHR's Amended Complaint fails to allege sufficient facts to support its claim that SAM is part of the "group" of Bulldog Defendants for the purposes of aggregating shares under the Trust Agreement, the Amended Complaint as to SAM must be dismissed. Similarly, because Samuels is not alleged to own any RHR stock, there can be no aggregation claims properly stated as to him, and he should be dismissed for this reason as well.

---

[5] The Trust Agreement defines "person" as:

> *an individual, corporation, partnership, estate, trust ..., association, private foundation ..., joint stock company or other entity and also includes a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 ...*

<u>**CONCLUSION**</u>

For the foregoing reasons, SAM and Samuels respectfully request that this Court dismiss the Amended Complaint as to SAM and Samuels pursuant to Mass. R. Civ. P. 12(b)(2), or, in the alternative, dismiss the Amended Complaint as to SAM and Samuels pursuant to Mass. R. Civ. P. 12(b)(6).

Respectfully submitted,

Dated: February 11, 2008

SAMUELS ASSET MANAGEMENT, INC. AND STEVEN SAMUELS,

By their attorneys,

Robert N. Feldman (BBO# 30734)
Birnbaum & Godkin, LLP
280 Summer Street
Boston, MA 02210
617-307-6100

Lucy D. Lovrien (BBO# 555042)
Ten Winthrop Square
Boston, MA 02210
617-423-4050

CERTIFICATE OF SERVICE

I, Robert N. Feldman, counsel for defendants Samuels Asset Management, Inc. and Steven Samuels, do hereby certify that on this 11th day of February, 2008, I caused to be served a true copy of the foregoing Samuels Asset Management, Inc.'s and Steven Samuel's Memorandum of Law in Support of Their Motion to Dismiss upon all parties by mailing same, first class mail, postage prepaid, to all counsel of record as follows:

Jane E. Willis, Esq. Justin J. Wolosz, Esq. Ropes & Gray LLP One International Place Boston, MA 02110 Attorneys for Plaintiff RMR Hospitality and Real Estate Fund	Philip Y. Brown, Esq. Brian R. Birke, Esq. Adler, Pollock & Sheehan, P.C. 175 Federal Street Boston, MA 02110 Attorneys for Intervenor Plaintiff Adrian Overstreet

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT

RMR HOSPITALITY AND REAL ESTATE FUND,

Plaintiff,

ADRIAN OVERSTREET, as Charitable Trustee Arising Under the RHR And Real Estate Fund Agreement and Declaration of Trust,

Intervenor Plaintiff,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP, et al.

Civil Action No. MICV2006-04054A

BULLDOG DEFENDANTS' MOTION TO DISMISS THE AMENDED INTERVENOR COMPLAINT

Defendants Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors LLC; and Phillip Goldstein (together, the "Bulldog Defendants") move to dismiss the Intervenor Plaintiff Adrian Overstreet's Amended Intervenor Complaint pursuant to Rule 12(b)(6).

This motion is based upon the accompanying Memorandum In Support of Motion to Dismiss the Amended Intervenor Complaint submitted herewith.

REQUEST FOR HEARING

Pursuant to Superior Court Rule 9A(c)(2), the Bulldog Defendants respectfully request a hearing on their Motion to Dismiss the Amended Intervenor Complaint under Mass. R. Civ. P.,

12(b)(6). The Bulldog Defendants have a presumptive right to a hearing on their motion to dismiss, pursuant to Superior Court Rule 9A(c).

Dated: January 11, 2008

Respectfully submitted,

Theodore M. Hess-Mahan BBO #557109
Hutchins, Barsamian,
Mandelcorn & Zeytoonian, LLP
110 Cedar Street, Suite 250
Wellesley Hills, MA 02481
(781) 431-2231

Gregory E. Keller
James W. Wilson
Chitwood Harley Harnes LLP
2300 Promenade II
1230 Peachtree Street
Atlanta, GA 30309
(404) 873-3900

Defendants Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors LLC; and Phillip Goldstein

Certificate of Service

I hereby certify that a true copy of the above document was served upon the attorney of record for all other parties by first class mail, postage prepaid and by email on January 11, 2008.

Theodore M. Hess-Mahan

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss

SUPERIOR COURT
DEPARTMENT OF THE TRIAL COURT

RHR and REAL ESTATE FUND,

Plaintiff,

ADRIAN OVERSTREET, as Charitable Trustee Arising Under the RHR And Real Estate Fund Agreement and Declaration of Trust,

Intervenor Plaintiff,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP, et al.

Defendants.

Civil Action No. MICV2006-04054

BULLDOG DEFENDANTS' MEMORANDUM IN SUPPORT OF MOTION TO DISMISS THE AMENDED INTERVENOR COMPLAINT

I. INTRODUCTION

The intervenor in this action, Adrian Overstreet ("Overstreet"), has filed an amended complaint that is entirely duplicative of the first three claims in the amended complaint filed by RMR Hospitality and Real Estate Fund ("RHR"). Overstreet was appointed by RHR as a "Charitable Trustee" to implement a discriminatory ownership limitation that was inserted into RHR's charter as a means to preclude any challenge to the control of RHR by its investment advisor, Reit Management & Research, LLC ("RMR"), and the trustees that it placed on RHR's board. He was appointed *four months* after RHR learned that the Bulldog defendants[1] had acquired a beneficial interest in more than 9.8% of RHR's stock, and asserts, in his amended complaint in intervention, various rights to beneficial interests in shares that were purportedly transferred into a non-existent "Charitable Trust" on the day *before* Bulldog exceeded the 9.8% ownership limitation.

Overstreet's amended intervention complaint should be dismissed. Overstreet cannot assert any claims as a "charitable trustee" because no "charitable trust" was ever created. There is no identifiable settlor who transferred any property with intent to place it in trust. Moreover, the amended complaint and RHR's charter establish that there was no requisite "charitable" intent; the intent of the ownership limitation and its "corrective mechanisms," including the "charitable trust" provisions, is to prevent any challenge to management's control of RHR. Finally, there was no valid transfer into trust because the "charitable trust" did not exist at the time of the purported transfer of shares into trust and was not created until at least four months afterward.

Even if Overstreet were a trustee of a valid "charitable trust," his amended complaint should be dismissed. He lacks authority under the charter to bring claims to enforce the punitive "corrective mechanism" of the ownership limitation. Moreover, his first two claims – to declare the ownership limitation enforceable and require Bulldog to provide information about its beneficial ownership of shares – are moot, as the Bulldog defendants own beneficial interests in less than 9.8% of RHR's shares. Overstreet's third count, seeking recovery of dividends and profits, must be dismissed because the RHR charter does not give either RHR or Overstreet the

[1] The "Bulldog defendants" or "Bulldog" refer to the defendants named in Overstreet's amended complaint -- Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors LLC, and Phillip Goldstein.

right to demand or recover dividends and profits from Bulldog in the circumstances of this case.

Lastly, Overstreet's action should be dismissed because he does not have standing. With limited exceptions not applicable here, only the Massachusetts attorney general, not a private litigant, may bring actions to enforce the rights of a charitable trust.

In summary, while Bulldog has compelling defenses to the enforcement of the discriminatory ownership limitation which will require the development of an appropriate factual record, Overstreet's amended complaint fails on legal grounds before any of those defenses need be addressed. The fact that the RHR charter does not effectively create a charitable trust should come as no surprise, as the admitted purpose of the ownership limitation provision was never to establish a charitable trust, but rather to limit any challenge to RMR's control over RHR.

II. FACTS

Overstreet's factual allegations in his amended complaint duplicate many of the defamatory and largely irrelevant factual assertions that RHR made in its amended complaint,[2] and Bulldog incorporates the overview of the facts contained in its motion to dismiss the RHR amended complaint. *See* Memo. in Support of Motion to Dismiss Plaintiff's Amend. Complaint pp. 1-9. The following factual statement focuses on the factual allegations pertinent to the failure of Overstreet's amended complaint to state a claim upon which relief can be granted.

The RHR trust agreement, which serves as its corporate charter, contains various provisions designed to entrench its investment adviser, RMR, in control of the fund. RMR and its hand-picked board members control a number of small publicly traded companies, including several small investment companies registered under the Investment Company Act of 1940,

[2] The factual allegations contained in the Intervenor's Amended Complaint at paragraphs 17, 18, 20, 21, 22, 23, 24, 25, 26-58 replicates in full or in part RHR's amended complaint at paragraphs 26, 27, 33, 35, 36, 41, 44-47, 49-79 respectively. Bulldog served its motion to dismiss the RHR amended complaint on December 28, 2007.

several real estate investment companies ("REITs"), and a few operating companies. All have similar provisions designed to ensure RMR's control of the companies.[3]

In particular, the RHR charter purports to limit anyone except RMR or its affiliates from owning beneficial interests in excess of 9.8% of RHR's stock. Am. Int. Cpl., ¶¶ 31, 32; Charter, Article V, Section 2.1(a).[4] This ownership limitation is derived from limitations designed to preserve the advantageous tax status of real estate investment trusts or REITs.[5] RHR is not a REIT however, and, as Overstreet alleges, the purpose of the discriminatory ownership limitation is to ensure that RMR and incumbent management cannot be challenged:

> The Ownership Limitation exists to limit the ability of an investor group to acquire control of RHR, to force RHR to convert to an open end mutual fund or otherwise to take action inconsistent with RHR's investment objectives.

Am. Int. Cpl., ¶ 33.

In early August, 2006, RHR learned that Bulldog reported in its Form 13D, which is required to be filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, that Bulldog was the owner of beneficial interests in 327,400 shares, more than 9.8% of RHR's stock. Am. Int. Cpl., ¶ 26. RHR, through its President, Thomas O'Brien, then began a series of threatening correspondence on August 9, 2006 to Phillip Goldstein of Bulldog. Am. Int. Cpl., ¶¶ 42 - 51. Three months later, on November 13, 2006, RHR sued Bulldog seeking to enforce the

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[3] The self dealing within and among RMR controlled companies has recently become the issue of a shareholder proxy at Travel Centers of America, an RMR company. A shareholder of that company, Locksmith Capital Management LLC recently announced that it intends to nominate directors and introduce several stockholder proposals to eliminate existing management's conflicts of interest and create stockholder value.

[4] RHR's charter is attached to Overstreet's amended complaint as Exhibit A.

[5] This historical origin of the ownership limitation is revealed in the sloppy drafting of the concluding provision of the ownership limitation. Although RHR is an investment company, not a REIT, Section 6 of Article V provides that the limitation shall be effective "regardless of whether or not the Trust qualifies as a REIT."

ownership limitation. Am. Int. Cpl., ¶ 52.

On December 6, 2006, *four* months after RHR learned that Bulldog owned beneficial interests in more than 9.8% of its stock, the RHR board appointed Overstreet as "Charitable Trustee." Am. Int. Cpl., ¶ 53. Overstreet then wrote a demand letter to Bulldog, although he recognized that the enforceability of the ownership limitation was in dispute. Am. Int. Cpl., ¶ 54, Ex. C.[6]

On February 2, 2007, Bulldog filed an amended form 13D indicating that it had reduced its ownership of beneficial interests in RHR stock to less than 9.8%, an amount that would no longer violate the Ownership Limitation. Am. Int. Cpl., ¶ 56. On March 5, 2007, Overstreet filed his motion to intervene in the action. The motion was granted on May 30, 2007. Overstreet filed his amended complaint on December 3, 2007, asserting rights that are based entirely on the provisions of Article V of RHR's charter.

The extremely complex provisions of the discriminatory ownership limitation are set forth in the nine single spaced pages that comprise Section V of the charter. The basic limitation is contained in Section 2.1(a), which provides that:

> No Person ... other than RMR Advisors or its Affiliates, shall Beneficially Own or Constructively Own Equity Shares in excess of the Aggregate Share Ownership Limit ...

Charter, Article V, Section 2.1(a). The Aggregate Share Ownership Limit is 9.8% of the outstanding shares. Article V, Section 1. "Person," in turn, is defined as any individual or

[6] Among the defenses that will be asserted and developed if the litigation proceeds are those related to the validity of the discriminatory ownership limitation, which is not enforceable for at least the following reasons: (i) it is an improper and unreasonable limitation under state law because its primary purpose is to impede the shareholder franchise and entrench management; (ii) it is an improper discriminatory provision in an investment company security, and therefore is inconsistent with the 1940 Act; and (iii) it cannot be applied to owners of beneficial interests in the company's stock because such owners are not given any rights of shareholders by the charter.

entity, including "a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934." Charter, Article I, Section 2(g).

As part of the ownership limitation provisions, Article V has what Overstreet describes as "a corrective mechanism that is triggered when a shareholder such as Bulldog violates its Ownership Limitation" – the transfer of shares to a charitable trust. Am. Int. Cpl. ¶ 37. Indeed, Article V contains language that purports to transfer shares into a charitable trust *the day before* they are acquired by a shareholder in excess of the 9.8% limitation:

> If any Transfer of Equity Shares occurs which, if effective, would result in any Person Beneficially Owning or Constructively Owning Equity Shares in [excess of 9.8%],
>
> (i) then that number of Equity Shares the Beneficial Ownership or Constructive Ownership of which otherwise would cause such Person to violate [the 9.8% limitation](rounded up to the nearest whole share) shall be automatically transferred to a Charitable Trust for the benefit of a Charitable Beneficiary … *effective as of the close of business on the Business Day prior to the date of such Transfer…*

Charter, Article V, Section 2.1(b) (emphasis added). The "Charitable Trust" to which Section 2.1(b) refers does not in fact exist, but is defined as "any trust provided for in Section 3.1 of this Article V." Section 3.1 does not establish a charitable trust, but refers instead to a transfer to "the Charitable Trustee":

> upon any purported Transfer … that would result in a transfer of Equity Shares to a Charitable Trust, such Equity Shares shall be deemed to have been transferred to the Charitable Trustee for the exclusive benefit of one or more Charitable Beneficiaries. Such transfer to the Charitable Trustee shall be deemed to be effective as of the close of business on the Business Day prior to the purported Transfer or other event that results in the transfer to the Charitable Trust …

Charter, Article V, Section 3.1. Moreover, neither the Charitable Trustee nor the Charitable Beneficiaries are established by the charter, but instead must be appointed by the RHR board. The Charitable Trustee is defined as a person who is appointed by the RHR board "as trustee of the Charitable Trust." Charter, Article V, Section 1. Charitable Beneficiary, in turn, is defined as "one or more beneficiaries of the Charitable Trust" that are designated by the RHR board by written notice to the Charitable Trustee. Charter, Article V, Section 1.

Thus, the "corrective mechanism" provisions of Article V purport to provide for the transfer, one day before Bulldog exceeded the 9.8% limit, of the beneficial interests in shares acquired by Bulldog on the following day to a Charitable Trustee who did not exist at the time and for the benefit of beneficiaries yet to be designated by the management that the ownership limitation is designed to entrench. For the reasons set forth below, this punitive "corrective mechanism" to enforce an entrenchment provision does not establish a charitable trust, and Overstreet therefore has no claim to assert as "charitable trustee."

III. ARGUMENT

A. Overstreet Has No Authority To Assert Claims Because No Charitable Trust Exists.

Overstreet alleges that owners of RHR shares expressly agreed to the provisions of the ownership limitation, and consequently any shares acquired over the 9.8% limitation were, by operation of the charter, transferred into a charitable trust of which he is the trustee. Am. Int. Cpl., ¶¶ 29, 37-40. Even assuming for this motion that owners of beneficial interests in shares traded on the American Stock Exchange to whom the charter gives no contractual rights can be burdened with corresponding contractual obligations, the RHR charter fails to establish the necessary elements to create a charitable trust.

To create a trust, there must be some qualifying act by which an identifiable settlor's ownership of the property is divested, followed by an acceptance by the person selected to act as trustee of the duties raised by the fiduciary relation. *Peck v. Scofield*, 186 Mass. 108, 71 N.E. 109 (1904). A charitable trust is a "fiduciary relationship with respect to property arising as a result of a manifestation of an intention to create it, and subjecting the person by whom the property is held to equitable duties to deal with the property for a charitable purpose." *Weaver v. Wood*, 425 Mass. 270, 275, 680 N.E.2d 918, 922, n. 8 (1997) (citing Restatement (Second) of Trusts §348 (1959)). Additionally, a charitable trust is created only if the grantor expresses an intention to make the transfer for a charitable purpose. *Hillman v. Roman Catholic Bishop Fall River*, 24 Mass. App. Ct. 241, 242-243 n.3, 508 N.E.2d 118, 119 (1987). The purported charitable trust in this case fails to meet any of these prerequisites.

1. There Is No Identifiable Settlor That Has Transferred Property.

Overstreet asserts that under the RHR charter, Bulldog automatically transferred into the Charitable Trust the shares or beneficial interests in shares that it acquired over the 9.8% limit. Am. Int. Cpl., ¶ 37. As an initial matter, the RHR charter must be interpreted in the same manner as a contract, and clear and unambiguous terms must be given their full effect. *See Northborough Youth Hockey Program, Inc. v. Knox*, Nos. 9902507, 000096, 2000 WL 1473504, at *9 (Mass. Super. June 28, 2000) (principles of contract interpretation should be used to interpret corporate charters and bylaws); *Suffolk Constr. Co., Inc. v. Lanco Scaffolding Co., Inc.*, 47 Mass. App. Ct. 726, 729, 716 N.E.2d 130 (1999) ("Contracts that are free from ambiguity must be interpreted according to their plain terms"). Furthermore, to the extent that Article V of the charter is ambiguous, it should be construed against the drafter – RHR and its agent, Overstreet – because there was no meaningful negotiation of any of the terms. *Schaer v. Brandeis U.*, 432 Mass. 474, 484, 735 N.E.2d 373 (2000); *see also Merrimack Valley Natl Bank v. Baird*, 372 Mass. 721, 724, 363 N.E.2d 688 (1977) (author of the ambiguous term is held to any reasonable interpretation attributed to that term which is relied on by the other party).

The RHR charter, in any event, does not provide for any transfer of shares or interests by

Bulldog into trust. To the contrary, the RHR charter by its terms provides that shares acquired over the 9.8% limitation are treated as having been transferred to the Charitable Trust on the day before they are purchased. Charter, Article V, Sections 2.1(b)(i), 3.1. Indeed, the charter states that a shareholder other than RMR who exceeds 9.8% limit "shall acquire no rights" in those shares. *Id.*

Only the owner may convey property to a trust. *See e.g., Wellesley College v. Atty. Gen.*, 313 Mass. 722, 726, 49 N.E.2d 220, 224 (1943) ("The creator of a trust is ordinarily the person who conveys his property to another for the benefit of a third person, or to a charitable corporation ... Scott, Trusts, § 17."). Consequently, because the shares are allegedly transferred to the Charitable Trust the day before a shareholder exceeds the 9.8% limit and that shareholder purportedly acquires no rights in the shares, the acquiring shareholder – Bulldog in this case - cannot be the settlor of the purported trust property.

Nor can the actual purported settlor ever be identified. If there is a settlor, it is the seller in the market of the beneficial interests in shares that Bulldog purchased on the day it exceeded the 9.8% limitation. Hundreds, if not thousands, of persons anonymously sell and buy shares on the AMEX every day. The seller of the beneficial interests that Bulldog or any purchaser in the market acquired cannot be known. Consequently, the settlor – the person who held the beneficial interests in RHR shares on the day before Bulldog acquired them – cannot be identified.[7] Absent a settlor, there can be no trust.

[7] If the transaction at issue were a sale of the shares of RHR, rather than beneficial interests in the shares, RHR and Overstreet would have identified the purported seller and refused to recognize the sale on the books of RHR. A shareholder of RHR is defined as "a record owner of Shares." Charter, Article I, Section 2(e). Moreover, the charter provides that "the ownership of Shares shall be recorded on the books of the Trust or a transfer or similar agent." Charter, Article III, Section 2. RHR can control the transfer of such Shares, and, among other things, refuse to give effect to a transfer of shares on RHR's books to prevent the 9.8% limit from being exceeded. Charter, Article V, Section 2.2.

2. There Was No Transfer Or Intent To Transfer Property Into Trust.

Even if the seller who held the beneficial interests in RHR shares on the day before Bulldog's acquisition could be identified, the RHR charter makes clear that there was neither a transfer nor an intention to transfer into a charitable trust.

It is settled law that in order to create a charitable trust, the beneficial owner of the trust corpus must evidence the intent to transfer the corpus for a charitable purpose. *Wellesley College*, 313 Mass. at 727, 49 N.E.2d at 224 ("A trust is created when the owner has done enough in reference to his property to start it on its journey of transmission from him to the charitable purpose intended by him. In determining the function of a charitable trust we are more concerned with the conduct of the donor than with that of the transferee.").

Under the RHR charter, the purported transfer into trust took place from the unidentifiable seller on the day before Bulldog acquired beneficial interests in more than 9.8% of RHR's shares. However, at that time, the event that would cause the transfer into the trust – the acquisition by Bulldog of shares in excess of 9.8% – had not occurred. Thus, at the time the transfer into trust purportedly occurs under the charter, the conditions necessary for its occurrence did not exist. Under these circumstances, the transfer cannot take place.

More importantly, the seller of the beneficial interests lacks any intent to transfer those interests into a charitable trust. In fact, that seller has a contrary intent – his intent at the time of the transfer was, by definition, to sell his interests, not to provide a gift to charity.

3. There Is No Charitable Intent.

The "Charitable Trust" also fails because the necessary element of charitable intent is absent. Overstreet alleges that the trust of which he is the "Charitable Trustee" is a "corrective mechanism" that is triggered when a shareholder such as Bulldog violates the RHR ownership limitation, which is designed to restrict the ability of a shareholder to acquire control of RHR. Am. Int. Cpl., ¶¶ 2, 33-37. Thus, Overstreet recognizes in his amended complaint that the automatic involuntary transfer to the purported trust, far from being a transfer made for charitable purposes, is a punitive measure designed to ensure that RMR's control over RHR is not threatened. *Hillman*, 24 Mass. App. Ct. at 242-243 n.3, 508 N.E.2d at 119.

In addition, Overstreet's assertion of the existence of a charitable trust is derived entirely from the RHR charter, and it is from the RHR charter that any evidence of charitable intent must be found. However, the complex and virtually inscrutable layers of cross definitions in Article V reveal that the potential beneficiaries of the "Charitable Trust" can be entities that are non-charitable under Massachusetts law.

The board of RHR has the sole power to designate the "Charitable Beneficiaries." Charter, Article V, Section 3.5. In doing so, it is limited only to designating "one or more nonprofit organizations to be the Charitable Beneficiary." *Id.* The term "Charitable Beneficiary," in turn is defined in Article V, Section 1. The only limitation contained in that definition is that the organization be described in Section 501(c)(3) of the federal tax code and contributions be eligible for deduction under the federal tax code.

Massachusetts law, however, expressly provides that a public charity is determined irrespective of an organization's categorization under federal definitions.[8] *See also Atty. Gen. v. Weymouth Agric. Indus. Socy.*, 400 Mass. 475, 480, 509 N.E.2d 1193, 1196 (1987) ("Weymouth's status as an exempt organization under §501(c)(5) of the Internal Revenue Code does not bear on the issue before us. The Attorney General's 1980 regulation defining a public charity proclaims that 'categorization under federal definitions' should be ignored."); *Cork v.*

[8] 940 Code Mass. Regs. §2.01(3) (2007) provides "Public Charity means any organization that is charitable as determined by Massachusetts law including statutory and case law irrespective of its categorization under federal definitions."

Salvation Army of Mass., Inc., 340 Mass. 165, 162 N.E.2d 778 (1959). Consequently, because the charter would permit the RHR board to designate beneficiaries that may not be considered charities under Massachusetts law, the requisite charitable intent does not exist and the purported trust is void for indefiniteness. *See Nichols v. Allen* 130 Mass. 211, 221 (1879) (affirming that "[a]gift to charitable or public purposes is good ... [b]ut if the trustees are authorized to apply or distribute it to other purposes or persons, it is void.")

Absent a charitable intent, which cannot be derived from the RHR charter and is in fact contradicted by Overstreet's complaint, no charitable trust exists.

4. No Charitable Trust Existed At The Time Of The Purported Transfer.

The RHR charter defines the existence of the "Charitable Trust" not in terms of the trust itself, but in terms of the "Charitable Trustee." The definition of "Charitable Trust" is "any trust provided for in Section 3.1." Section 3.1, in turn, provides that upon any "purported Transfer ... that would result in a transfer of Equity Shares to a Charitable Trust," those shares "shall be deemed to have been transferred to the Charitable Trustee ... as of the close of business on the Business Day prior to the purported Transfer." Charter, Article V, Section 3.1. Consequently, the "Charitable Trust" does not exist absent the "Charitable Trustee."

In this case, the Charitable Trustee, and therefore the Charitable Trust, did not exist at the time of the purported transfer of shares into trust. The "Charitable Trustee" is "a Person ... that is appointed by a majority of the Trustees [of RHR's board] to serve as trustee of the Charitable Trust." As alleged in Overstreet's amended complaint, no "Charitable Trustee" was appointed until December, 2006. Because the Charitable Trustee did not exist until then, the Charitable Trust also did not exist at the time of the purported transfer of shares into trust in August, 2006. There could be no effective transfer into a trust that did not exist.

This is not a situation that involves simply the failure to identify a charitable trustee in an instrument creating a charitable trust. In such situations, the law will allow a trustee to be subsequently appointed by the court. *Reilly v. McGowan*, 267 Mass. 268, 269, 166 N.E. 766, 767 (1929). In this situation where a complex anti-takeover provision "deems" certain events to occur retroactively upon the occurrence of other events, the very existence of the trust is contingent upon the existence of an appointed Charitable Trustee. RHR's board could have appointed a "Charitable Trustee" upon the formation of RHR, and thereby created the "Charitable Trust" to which shares would purportedly be automatically transferred if the 9.8% limit were exceeded. In fact, the provisions defining the responsibilities of the Charitable Trustee envision his appointment before any shareholder exceeds the limit. Under Section 3.4 of Article V, the Charitable Trustee is directed to sell the shares in the charitable trust "[w]ithin 20 days of receiving notice from the Trust that Equity Shares have been transferred to the Charitable Trust." This provision assumes that the Charitable Trustee will have been appointed and exist at the time of the purported automatic transfer into trust, not long afterward.

However, RHR's board did not timely appoint a Charitable Trustee, and cannot, under the charter, create the trust five months after an unidentified seller transferred beneficial interests in shares to Bulldog. Because there was no trust existing at the time of the purported transfer of shares by the unidentified seller, Overstreet cannot now assert that he holds any property in trust.

B. Overstreet Lacks Authority To Bring The Claims

1. The Charter Does Not Give Overstreet Authority To Bring Duplicative Litigation To Enforce Article V.

Overstreet recognizes that he "derives his power and authority from Article V of the Trust Agreement [the charter]". Am. Int. Cpl. ¶ 5. However, Article V of the charter gives him no authority to bring claims. It provides, in the section entitled "Enforcement," only as follows:

> The Trust [RHR] or the Trustees [RHR's board] are authorized specifically to seek equitable relief, including injunctive relief, to enforce the provisions of this Article V.

Charter, Article V, Section 4; Charter, Article I, Sections 2(a) and (b)(defining Trust and Trustees). The charter provides no similar power to the Charitable Trustee. *See* Charter, Article V, Section 4.

Overstreet's lack of enforcement power is confirmed by other provisions of Article V. First, Article V identifies only the RHR trustees, not the "Charitable Trustee," in providing "Remedies for Breach" of the ownership limitation:

> Section 2.2 Remedies for Breach. If the **Trustees** or any duly authorized committee thereof shall at any time determine in good faith that a Transfer or other event has taken place that results in a violation of Section 2.1 of this Article V or that a Person intends to acquire or has attempted to acquire Beneficial Ownership or Constructive Ownership of any Equity Shares in violation of Section 2.1 of this Article V (whether or not such violation is intended), the **Trustees** or a committee thereof shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or other event, including, without limitation, causing the **Trust** to redeem Equity Shares, refusing to give effect to such Transfer on the books of the Trust or **instituting proceedings to enjoin such Transfer or other event** . . . (emphasis added).

Charter, Article V, Section 2.2. The "Charitable Trustee" is not mentioned in this charter clause. If the charter intended the Charitable Trustee to perform functions beyond merely administrating the purported charitable trust, it would have so provided. Instead, the RHR charter gave the Charitable Trustee only a very simple ministerial authority:

> Sale of shares by Charitable Trustee. Within 20 days of **receiving notice from the Trust that Equity Shares have been transferred to the Charitable Trust,** the Charitable Trustee shall **sell** the shares held in the Charitable Trust to a Person designated by the Charitable Trustee, whose ownership of the shares will not violate the ownership limitations set forth in Section 2.1(a) of this Article V. Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Charitable Trustee shall **distribute** the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as provided in this Section 3.4.

Charter, Article V, Section 3.4 (emphasis added).

Overstreet is conspicuously absent from any grant of authority to pursue any type of enforcement proceeding. His complaint, which is entirely duplicative of the claims already brought by RHR and its trustees to enforce the punitive "corrective mechanism" of the ownership limitation, should therefore be dismissed.

2. Overstreet Has No Authority To Litigate Claims Relating To Bulldog's Compliance With The Ownership Limitation.

Counts One and Two of Overstreet's amended complaint, like the RHR complaint, seek declaratory relief (1) "to ensure that [Bulldog's] share ownership is now, and will remain, in compliance, " Am. Int. Cpl., ¶ 65, and (2) to compel Bulldog to "provide information concerning [Bulldog's] ownership of RHR shares… [so that] Plaintiff [RHR] may determine the extent to which Bulldog may be in violation of the Ownership Limitation. Am. Int. Cpl., ¶¶ 67, 69. Bulldog, however, now owns beneficial interests in less than 9.8% of RHR's stock, and those claims are moot as set forth in Bulldog's motion to dismiss the RHR complaint (*see* Bulldog Memo. in Support of Mot. to Dismiss at pp. 1, 8).

In any event, there is no basis in any provision of Article V that gives Overstreet authority to bring an action to determine whether Bulldog is currently in compliance with the ownership limitation or whether Bulldog should be required to provide information to RHR with respect to its ownership. Those claims are solely for the benefit of RHR and its management, and there is simply no reason that Article V would authorize Overstreet to assert them.

3. The Charter Does Not Permit The Recovery of Dividends And "Profits," And Overstreet Has No Authority To Pursue Such A Claim.

Count Three seeks to confiscate from Bulldog any dividends or "profits" it received when it reduced its ownership of beneficial interests in RHR stock to less than 9.8%. As briefed by Bulldog in its motion to dismiss the RHR complaint (*see* Bulldog Memo. in Support of Mot. to Dismiss at pp. 13-14), there is no affirmative duty imposed on Bulldog under the RHR charter to deliver dividends and profits if it sells its shares. Additionally, the trust charter gives authority to demand the payment of dividends and profits on behalf of the "charitable trustee" *only if* the sale of excess shares is made *prior* to RHR's discovery that the ownership threshold has been exceeded, which is not the case here. Charter, Article V, Section 3.4.

That limited authority – to demand payment where the shares are sold before RHR discovers the ownership limitation has been exceeded – is confirmed by the ministerial authority that Article V does grant to Overstreet. The charter provides as follows:

> Within 20 days of receiving notice the from [RHR] Trust that Equity Shares have been transferred to the Charitable Trust, the Charitable Trustee shall sell the shares held in the Charitable Trust to a Person, designated by the Charitable Trustee, whose ownership of the shares will not violate the ownership limitations set forth in Section 2.1(a) of this Article V.

Charter, Article V, Section 3.4. RHR knew in early August, 2006 that Bulldog's ownership exceeded the 9.8% threshold and presumably notified Overstreet when the RHR board appointed him "Charitable Trustee" on December 6, 2006. Am. Int. Cpl., ¶ 53. Both Overstreet and RHR allege that they have the power to take action to enforce the provisions of Article V, and Section 4 gives RHR the power to seek "equitable relief, including injunctive relief, to enforce the provisions of this Article V." Yet Overstreet does not allege that any such relief was sought to allow him to comply with the charter's requirement that he sell the shares. Nor does he allege that he designated a potential qualified buyer.

Because the charter sets forth specifically the steps to be taken when RHR learned that Bulldog had exceeded the ownership limit and there is no allegation indicating that those steps were followed, Article V provides no basis for Overstreet to demand payment of dividends and profits after Bulldog reduced its position to below 9.8% . Where the charter allows such a demand – when shares are sold before RHR learns the limitation has been exceeded – it says so specifically. The charter's silence as to the ability to make such a demand in a circumstance where no steps were taken to sell the shares purportedly owned by the Charitable Trust precludes Overstreet's claim.

C. Overstreet Does Not Have Standing Because The Massachusetts Attorney General Has Exclusive Jurisdiction To Enforce The Provisions Of A Charitable Trust.

Even if a valid charitable trust existed in this case, Overstreet's complaint should be dismissed because the Attorney General has the exclusive jurisdiction to "enforce the due application of funds given or appropriated . . . and prevent breaches of trust in the administration thereof." M.G.L.A. 12 §8 (2007). *Weaver*, 425 Mass. at 275, 680 N.E.2d at 922; *See Lopez v, Medford Community Ctr*, 384 Mass. 163, 167, 424 N.E.2d 229, 232 (1981). In cases involving the administration of a public charity, "[i]t is his duty to see that the public interests are protected ... or to decline so to proceed as those interests may require." *Maffei v. Roman Catholic Archbishop of Boston*, 449 Mass. 235, 245, 867 N.E.2d 300, 311 (2007), quoting *Lopez*, 384 Mass. at 167. "When a trust is charitable, and is created not to benefit one or more individuals but is devoted to purposes that are beneficial to a broader community, the Legislature has determined that the Attorney General is responsible for ensuring that its charitable funds are used in accordance with the donor's wishes". *Weaver*, 425 Mass. at 275, 680 N.E.2d at 922; *See also Cassell v. Christian Science Bd. Of Directors*, 67 Mass. App. 1119, 858 N.E.2d 316 (Table) (2006) (unpublished) ("[T]he attorney general is responsible for enforcing the terms of charitable trusts"); *Garland v. Beverly Hosp. Corp.*, 48 Mass. App. Ct. 913, 720 N.E.2d 838, 840 (2000).

This case does not fall into the allowed exception to the Attorney General's exclusive jurisdiction. The courts have recognized that "a plaintiff who asserts an individual interest in the charitable organization distinct from that of the general public has standing to pursue her individual claims." *Maffei,* 449 Mass. at 245, 867 N.E.2d at 311, quoting *Lopez,* 384 Mass. at 167. The claim in this case does not involve any individual interests, but rather the interests of all of the purported, but as yet undesignated, Charitable Beneficiaries. As such, the Attorney General has the exclusive jurisdiction to bring litigation relating to the "Charitable Trust."

IV. CONCLUSION

For all of the foregoing reasons, the Amended Intervenor Complaint in this action should be dismissed.

Dated: January 11, 2008

Respectfully submitted,

Theodore M. Hess-Mahan BBO #557109
Hutchins, Barsamian,
Mandelcorn & Zeytoonian, LLP
110 Cedar Street, Suite 250
Wellesley Hills, MA 02481
(781) 431-2231

Gregory E. Keller
James W. Wilson
Chitwood Harley Harnes LLP
2300 Promenade II
1230 Peachtree Street
Atlanta, GA 30309
(404) 873-3900

Counsel for Defendants Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors LLC; and Phillip Goldstein

Certificate of Service

I hereby certify that a true copy of the above document was served upon the attorney of record for all other parties by first class mail, postage prepaid and by email on January 11, 2008.

Theodore M. Hess-Mahan

Justin

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT
CIV. NO. 06-04054-A

RMR HOSPITALITY AND REAL ESTATE FUND,

Plaintiff,

ADRIAN OVERSTREET, as Charitable Trustee Arising Under The RMR HOSPITALITY AND REAL ESTATE FUND AGREEMENT AND DECLARATION OF TRUST,

INTERVENOR PLAINTIFF,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP, et al.,

Defendants.

THE CHARITABLE TRUSTEE'S OPPOSITION TO THE BULLDOG DEFENDANTS' MOTION TO DISMISS THE AMENDED INTERVENOR COMPLAINT

Adrian Overstreet in his capacity as the Charitable Trustee arising under the RMR Hospitality and Real Estate Fund Agreement and Declaration of Trust (the "Charitable Trustee") hereby opposes the Motion To Dismiss The Amended Intervenor Complaint of Defendants Bulldog Investors General Partnership; Opportunity Partners Limited Partnership; Full Value Partners Limited Partnership; Opportunity Income Plus Fund Limited Partnership; Kimball & Winthrop, Inc.; Full Value Advisors, LLC; Spar Advisors LLC; and Phillip Goldstein (Collectively, "Bulldog" or the "Bulldog Defendants"), pursuant to Massachusetts Rule of Civil Procedure 12(b)(6).

Preliminary Statement

The Amended Intervenor Complaint sets forth the reasons why declaratory relief and specific performance are necessary to enable the Charitable Trustee to carry out the intent of Article V of the RMR Hospitality and Real Estate Fund Agreement and Declaration of Trust (the "Trust Agreement"). This case, therefore, is one that asks the Court to interpret. In response to this request for Declaratory Judgment, the Bulldog Defendants have moved to dismiss primarily on the basis that no Charitable Trust was ever created and that the Charitable Trustee has no authority to seek relief. The Bulldog Defendants' Motion to Dismiss, however, is a poorly disguised motion for summary judgment which asks the Court to interpret the Trust Agreement as Bulldog does. As a summary judgment motion, it fails because Bulldog does not put forward undisputed facts from which the Court can rule upon its declarations.

Background[1]

RMR Hospitality and Real Estate Fund ("RHR") is a closed-end mutual fund which invests primarily in real estate investment trusts, or REITS. Amended Intervenor Complaint ("Amend. Int. Compl.") ¶ 17. It is organized as a Massachusetts business trust, and registered as an investment company under the Investment Company Act of 1940. Id. at ¶ 18. RHR is managed by a board of trustees, officers appointed by its board of trustees and by RMR Advisors, Inc., a Massachusetts corporation which is a registered mutual fund adviser under the federal Investment Advisers Act. Id.

[1] The Charitable Trustee adopts and references the Statement of Facts as set forth in the Opposition of RHR to Bulldog's Motion to Dismiss, and supplements those facts where appropriate to the Charitable Trustee's claims.

The Agreement and Declaration of Trust And The Ownership Limitation

RHR was formed pursuant to an Agreement and Declaration of Trust, dated January 27, 2004 (the "Trust Agreement"), a true copy of which is attached hereto as Exhibit 1. The Trust Agreement sets forth the rights and duties of all trustees of RHR and the then-current and subsequent holders of shares of beneficial interest in RHR, which includes Bulldog. Id. at Recitals and Article III § 8.

The Trust Agreement provides that, with certain exceptions not applicable here, no "Person"[2] or group of persons acting together may own more than 9.8% of RHR's outstanding equity shares (the "Ownership Limitation"). Id. at Article V §§ 1[3], 2.1(a). Moreover, any person who intends to acquire more than 9.8% of RHR's outstanding shares must provide RHR notice of such intention at least 15 days prior to such acquisition in order to ensure compliance with the Ownership Limitation. Id. at ¶ 2.3. The Trust Agreement provides for the Ownership Limitation as follows:

Ownership Limitations. From and after the Initial Date:

(a) Basic Restrictions.

> (i)(1) No Person . . . shall Beneficially Own or Constructively Own Equity Shares in excess of the Aggregate Share Ownership Limit, (2) no Person ... shall Beneficially Own or Constructively Own common Equity Shares in excess of the Common Share Ownership Limit . . . .

See Trust Agreement, Article V § 2.1(a). This Ownership Limitation, which RHR has repeatedly and fully publicly disclosed, limits the ability of a shareholder to acquire

[2] "Person" is broadly defined to include individuals, corporations, partnerships, associations, and "groups," as defined by the Securities Exchange Act of 1934, as amended. Trust Agreement, Article I § 2(g).
[3] Article V § 1 provides that the "term 'Aggregate Share Ownership Limit' shall mean 9.8 percent (in vote or value, whichever is more restrictive) of the aggregate of the outstanding Equity Shares," and that the "term 'Common Share Ownership Limit' shall mean 9.8 percent (in vote or value, whichever is more restrictive) of the outstanding common Equity Shares of the Trust, in the aggregate for all classes and series of common shares or by each separate class or series of common shares (whichever is more restrictive)."

control of RHR or force RHR to act in a manner inconsistent with its investment objectives, and enables RHR to comply with complex ownership attribution restrictions imposed by the Internal Revenue Code upon Real Estate Investment Trusts in which RHR invests. Amend. Int. Compl. ¶¶ 32-36.

Upon a shareholder acquiring or stating its intention to acquire more than 9.8% of RHR's outstanding shares (*i.e.*, violating the Ownership Limitation), the Trust Agreement provides a corrective mechanism to reduce that shareholder's offending acquisition to comply with the Ownership Limitation. Trust Agreement, Article V §§ 2.1, 3.4. The corrective mechanism causes the number of shares owned in excess of the Ownership Limitation to be transferred to a charitable trust. Id. at Article V § 2.1(b). Pursuant to Article V Section 3.4 of the Trust Agreement, the Charitable Trustee then is instructed to sell those shares and distribute a portion of the proceeds to the offending shareholder, with the remainder payable to a charitable beneficiary.

Specifically, the Trust Agreement provides for the automatic transfer of offending shares as follows:

> Transfer in Trust. If any Transfer of Equity Shares occurs which, if effective, would result in any Person Beneficially Owning or Constructively Owning Equity Shares in violation of . . . [the Ownership Limitation],
>
> (i) then that number of Equity Shares the Beneficial Ownership or Constructive Ownership of which otherwise would cause such Person to violate Section 2.1(a)(i) . . . shall be automatically transferred to a Charitable Trust for the benefit of a Charitable Beneficiary, as described in Section 3 of this Article V.

Trust Agreement, Article V § 2.1(b). This transfer occurs irrespective of RHR receiving proper notice of a shareholder's intent to violate the Ownership Limitation through the purchase of excess outstanding shares. Id. Upon the automatic transfer of excess shares as described in Section 2.1(b) of Article V, then "such Equity Shares shall be deemed to have been transferred to the Charitable Trustee for the exclusive benefit of one or more Charitable Beneficiaries." Trust Agreement, Article V § 3.1. The Trust Agreement then provides for the sale of the excess shares in the following manner:

> Within 20 days of receiving notice from the Trust that Equity Shares have been transferred to the Charitable Trust, the Charitable Trustee shall sell the shares held in the Charitable Trust to a Person, designated by the Charitable Trustee, whose ownership of the shares will not violate the ownership limitations set forth in Section 2.1(a) of this Article V [*i.e.*, the 9.8% Ownership Limitation]. Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Charitable Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as provided in this Section 3.4 . . . .

Trust Agreement, Article V § 3.4. As noted, in order to effect the corrective mechanism, the Trust Agreement provides for the appointment of a Charitable Trustee to oversee the Charitable Trust. Trust Agreement, Article V §§ 1, 3.1. The Charitable Trust is "any trust provided for in Section 3.1 of this Article V," which denotes the Charitable Trust, generally, as for the exclusive benefit of one or more Charitable Beneficiaries." Trust Agreement, Article V §§ 1, 3.1. The Trust Agreement defines a Charitable Beneficiary as an entity designated by the RHR trustees, and organized to do work for not-for-profit, charitable purposes and be described in Section 501(c)(3) of the Internal Revenue Code.[4] Trust Agreement, Article V §§ 1, 3.5.

The Charitable Trustee's Efforts To Enforce The Ownership Limitation

Notwithstanding the Trust Agreement's Ownership Limitation, and without proper notice to RHR, Bulldog and its affiliates acquired approximately 14% of RHR's

[4] The Charitable Trustee has committed to contribute to charity any net fee received as a result of his services as Charitable Trustee.

outstanding shares; and, despite RHR's repeated requests, refused to reduce its ownership interest in RHR to comply with the Trust Agreement.[5] See Amend. Int. Compl. ¶¶ 41-52.

On December 6, 2006, Adrian Overstreet was appointed Charitable Trustee by the RHR trustees in order to effectuate the corrective mechanism of the Trust Agreement with respect to Bulldog's acquisition of the shares of RHR in excess of the Ownership Limitation. See Amend. Int. Compl. ¶ 53; Trust Agreement, Article V § 1. As Charitable Trustee, Mr. Overstreet is empowered and mandated to enforce the corrective mechanism of the Trust Agreement and to obtain and sell the offending shares for the benefit of a charitable beneficiary and in the manner set forth in the Trust Agreement. Trust Agreement, Article V §§ 3.1, 4.

In accordance with his mandate, the Charitable Trustee contacted Bulldog by letter, dated December 11, 2006, and demanded (1) that Bulldog transfer its RHR shares in excess of the Ownership Limitation into an account opened by the Charitable Trustee; (2) that Bulldog provide an accounting of all dividend distributions received since Bulldog's first purchase in violation of the Ownership Limitation; and (3) that Bulldog remit any future distributions with respect to those excess shares to the Charitable Trustee. Amend. Int. Compl. ¶ 54. Bulldog refused to comply with the Charitable Trustee's demands. Id. at ¶ 55.

On February 5, 2007, Bulldog filed an amended Schedule 13D with the SEC, announcing that it had sold 125,000 of its RHR shares, which allegedly reduced its share ownership to 9.79% of RHR's outstanding shares, an amount that would no longer

[5] The facts setting forth Bulldog's calculated acquisition of RHR shares in excess of the Ownership Limitation are set forth in detail in the Amended Intervenor Complaint, at ¶¶ 41-52, and RHR's Opposition to Bulldog's Motion to Dismiss, pp. 7-9, all of which are referenced and incorporated herein. Discovery will enable the plaintiffs to ascertain the exact percentage Bulldog and its group acquired.

violate the Ownership Limitation. See id. at ¶ 56. Notwithstanding Bulldog's purported reduction in its ownership of RHR shares to fall below the Ownership Limitation, the Trust Agreement provides that the Charitable Trustee is to receive the dividends from those shares that were owned in excess of the Ownership Limitation, as well as the net proceeds from the sale of those shares. Trust Agreement, Article V §§ 3.2-3.4. Consequently, on February 7, 2007, the Charitable Trustee demanded that Bulldog remit to the Charitable Trustee any accumulated dividends and profits from the RHR shares it owned in violation of the Ownership Limitation. Amend. Int. Compl. ¶ 58. To this day, Bulldog has refused to remit to the Charitable Trustee the accumulated dividends and profits from the sale of the excess RHR shares for distribution to a Charitable Beneficiary, or otherwise comply with its obligations to the Charitable Trustee and provide an accounting of the sale of the excess shares, as set forth in detail in the Trust Agreement. Amend. Int. Compl. ¶ 59.

Argument

Courts are encouraged to adjudicate claims on their merits after the parties have had a full opportunity for hearing. Thus, a motion to dismiss should be granted only when it "appears beyond doubt that the plaintiff can prove no set of facts in support of his claim which would entitle him to relief." See Nader v. Citron, 372 Mass. 96, 98 (1977), quoting Conley v. Gibson, 355 U.S. 41, 45-46 (1957); see also Gennari v. City of Revere, 23 Mass. App. Ct. 979, 979 (1987).[6]

[6] Even under the revised standard of pleading set forth by the Supreme Court under the Federal Rules, that the plaintiff plead facts, which taken as true, suggest a plausible entitlement to relief, the Charitable Trustee has stated valid claims for relief. See Bell Atlantic Corp. v. Twombly, --- U.S. ---, 127 S.Ct. 1955, 1967-69 (2007).

In this case, the Charitable Trustee has brought claims for: 1) declaratory relief – asking the Court to interpret the Trust Agreement and to make declarations pertaining to Bulldog's actions that are consistent with the language and purpose of the Trust Agreement; 2) specific performance compelling Bulldog to provide the information necessary so that the purpose of Article V in the Trust Agreement can be effectuated; and 3) specific performance compelling Bulldog to provide, among other things, an accounting of profits made from selling those shares in excess of 9.8% of RHR's outstanding shares and turning over those profits to the Charitable Trustee.

Bulldog's motion, although styled as a motion to dismiss, asks the Court to interpret the contract – the Trust Agreement – as Bulldog does, without the benefit of discovery and a proper hearing. In reality, Bulldog asks for its own form of declaratory judgment, which requires a full evidentiary hearing. As Judge van Gestel has noted, "[p]roceedings for declaratory relief should normally culminate in a declaration of rights rather than dismissal." Seidman v. Central Bancorp, Inc., 2003 WL 21528509, *6 (Mass. Super. Ct. June 30, 2003), citing Nawn v. Board of Selectmen of Tewksbury, 4 Mass. App. Ct. 715, 718-19 (1976).

Accordingly, Bulldog's motion is really more akin to a motion for summary judgment; one, however, which does not comport with the requirements of Superior Court Rule 9A, and, therefore, should be denied outright. If the Court were to consider this Rule 12(b)(6) motion as a Rule 56 Motion, the Charitable Trustee requests leave to file a Motion under Rule 56(f) since there are numerous material facts in dispute (or at least as of now undiscovered) that are necessary for the Court to make a declaration of rights. For example, discovery is needed to find out how many shares are subject to

Constructive Ownership. See Trust Agreement, Article V § 1. Accordingly, Bulldog's motion should be denied out of hand and the Charitable Trustee should be allowed to proceed with his case.

I. THE OWNERSHIP LIMITATION CONTAINED IN ARTICLE V OF THE TRUST AGREEMENT IS ENFORCEABLE

Bulldog attacks Article V by referring to the myriad complexities of trust law. What is at issue in this case, however, is a straightforward interpretation of the plain language of Article V, not trust law. Article V's ownership limitation is designed to allow RHR the flexibility to carry out its investment program of investing in REITs and it also serves to protect RHR from investors who could interfere with RHR's investment objectives.

Bulldog is correct that the traditional rules of contract interpretation apply to the Trust Agreement. See Northborough Youth Hockey Program, Inc. v. Knox, 2000 WL 1473504 at *9 (Mass. Super. Ct. June 28, 2000). As such, the first question this Court must answer is whether there is any ambiguity to the Trust Agreement's language since the determination of contractual ambiguity is for the Court to decide. See Jefferson Insurance Co. of New York v. City of Holyoke, 23 Mass. App. Ct. 472, 475 n.4 (1987), rev. denied, 399 Mass. 1104 (1987).

Moreover, when contracts are plain and free from ambiguity, they must be construed in accordance with their ordinary and usual sense, Massachusetts Mun. Wholesale Elec. Co. v. City of Springfield, 49 Mass. App. Ct. 108, 111 (2000), citing Ober v. National Cas. Co., 318 Mass. 27, 30 (1945), and the Court should "give effect to an agreement as a rational instrument in order to carry out the intent of the parties", Starr v. Fordham, 420 Mass. 178, 192 (1990).

There is no dispute that the Trust Agreement is "binding" on the "holder of shares of beneficial interest" as well as on "all subsequent holders of shares of beneficial interest." Trust Agreement, Recitals and Article III § 8. There is no dispute that Article V of the Trust Agreement prohibits Bulldog from owning more than 9.8% of RHR's outstanding shares. Trust Agreement, Article V § 2.1(a). There is no dispute that RHR has disclosed its Ownership Limitation in every offering prospectus it has ever distributed. And, there is no dispute that Bulldog exceeded the Ownership Limitation as it was the "owner of beneficial interests" in "more than 9.8%" of RHR's stock. Bulldog Defendants' Memorandum In Support of Motion To Dismiss the Amended Intervenor Complaint at p. 4.

Article V is akin to a shareholder rights agreement, which is designed to provide a Massachusetts' corporation with protection against an abusive takeover. See G.L. c. 156B, § 32A and § 65. Keeping with the analogy, Article V contains a corrective mechanism to ensure that RHR is able to pursue its investment objectives within the complex tax framework that REITS operate.

Given the intent of Article V, the proper analysis of its provisions is not under trust law – i.e., whether there is an identifiable settlor or whether there is a charitable intent – but whether as a matter of contract interpretation there is any ambiguity.

Here, the language is straightforward:

- The "Aggregate Share Ownership Limit" is 9.8% of the aggregate of the outstanding Equity Shares. Trust Agreement, Article V § 1.
- A "Transfer" is an event that causes a person to acquire Beneficial Ownership or Constructive Ownership of Equity Shares. Id.

- No Person is allowed to "Beneficially Own or Constructively Own Equity Shares in excess of the Aggregate Share Ownership Limit", *i.e.*, 9.8%. Trust Agreement, Article V § 2.1.

- If § 2.1 is violated, then the number of Equity shares that cause the violation "shall be automatically transferred to a Charitable Trust for the benefit of a Charitable Beneficiary." Trust Agreement, Article V § 2.1(b).

- A "Charitable Trust" is "any trust provided for in Section 3.1 of this Article V." Trust Agreement, Article V § 1.

- If there is any transfer of Equity Shares as a result of an event described in Section 2.1(b) of Article V, then "such Equity Shares shall be deemed to have been transferred to the Charitable Trustee for the exclusive benefit of one or more Charitable Beneficiaries." Trust Agreement, Article V § 3.1.

- The Charitable Trustee is then required to sell the shares and distribute the net proceeds to the Prohibited Owner and the Charitable Beneficiary. Trust Agreement, Article V § 3.4.

- If the Prohibited Owner sells the shares prior to being transferred to the Charitable Trustee, then "to the extent that the Prohibited Owner received an amount for such shares that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to this Section 3.4, such excess shall be paid to the Charitable Trustee upon demand." Id.

In short, the plain and unambiguous language of the Trust Agreement – which the Charitable Trustee has referenced in his Amended Intervenor Complaint - can be interpreted using traditional principles of contract interpretation by this Court. The Charitable Trustee has pled (and Bulldog has admitted in its papers) that Bulldog exceeded the Ownership Limitation. The Charitable Trustee has pled (and Bulldog has admitted) that Bulldog has refused to comply with the corrective mechanism and to provide the information required under Article V. As such, the Charitable Trustee, who has asked for a declaration as to the interpretation of Article V and who has asked for specific performance, has pled sufficient facts to survive Bulldog's Motion to Dismiss, and that Motion should be summarily denied.

II. EVEN IF THE CONTRACT IS INTERPRETED IN ACCORDANCE WITH TRUST PRINCIPLES, BULLDOG'S MOTION TO DISMISS MUST FAIL

Bulldog argues that there is no Charitable Trust because there was no charitable trust in existence at the time of the transfer, there was no identifiable settlor, there was no transfer of property into trust and there was no charitable intent on the part of the settlor. To the extent Bulldog's argument is based upon a resolution of facts, it is improper for this Court to resolve those facts on a motion to dismiss. To the extent Bulldog's argument is based on an interpretation of law, it is wrong.

A. Bulldog Is Incorrect In Its Conclusion That The Transfer Bypasses The Charitable Trust

Bulldog's argument on pages 12-13 of its brief that the transfer goes directly to the Charitable Trustee so that the Charitable Trust does not exist absent the Charitable Trustee simply is not supported by the plain language of the Trust Agreement.

Article V § 1 of the Trust Agreement refers specifically to the Beneficial Ownership and the Constructive Ownership of Equity Shares. Section 2.1 of Article V sets forth the Ownership Limitations for those who Beneficially Own or Constructively Own Equity Shares. Section 2.1(b) sets forth what happens when there is a violation of the Ownership Limitation. Section 2.1(b)(i) specifically provides that:

> [the] number of Equity Shares The Beneficial Ownership Or Constructive Ownership of which otherwise would cause such Person to violate Section 2.1(a)(i), (ii) or (iii) of this Article V (rounded up to the nearest whole share) shall be automatically ***transferred to a Charitable Trust*** for the benefit of a Charitable Beneficiary, as described in Section 3 of this Article V, effective as of the close of business on the Business Day prior to the date of such Transfer, and such Person shall acquire no rights in such Equity Shares;

(Emphasis added).

In other words, under the plain language of the Trust Agreement, the Equity Shares are automatically transferred to a Charitable Trust. Once transferred to the Charitable Trust, the Equity Shares are held by the Charitable Trustee as Equity Shares of the Trust. Article V § 3.2. The Equity Shares thus do not bypass the Charitable Trust as Bulldog suggests. Instead, the office of Charitable Trustee, whose purpose is to sell the Equity Shares (or to distribute the proceeds of Equity Shares already sold), is created simultaneously with the Charitable Trust.[7]

B. There Is An Identifiable Settlor

Likewise, Bulldog's argument that because the transfer to the Charitable Trust is deemed "effective as of the close of business on the Business Day prior to the date of such Transfer," it acquires no rights in the shares and thus could not transfer such shares, belies the fact that as soon as it made its purchase, it became a Beneficial or Constructive Owner of Equity Shares, so that it was subject to the transfer provisions of Article V § 2.1.

This corrective mechanism applies to all shareholders of Equity Shares – whether direct, beneficial, or constructive. See Trust Agreement, Article III § 8. Shareholders who violate the Ownership Limitation will be a grantor or settlor to the Charitable Trust. There are factual questions, however, as to who was operating in conjunction with Bulldog for purposes of identifying all of those persons or entities who would be "settlors" and for purposes of determining the total amount Bulldog exceeded the 9.8% Ownership Limitation.

[7] Accordingly, contrary to Bulldog's suggestion, the date upon which the Charitable Trustee is chosen is irrelevant to the creation of the Charitable Trust.

C. There Is A Charitable Intent Set Forth <u>In The Trust Agreement</u>

Finally, Bulldog argues that there is no charitable intent because Article V is a corrective measure and because the potential beneficiaries might include entities that are non-charitable under Massachusetts law. Whether or not Article V is a corrective measure is irrelevant, because Article V also clearly sets forth a charitable intent: the proceeds are to be distributed to a Charitable Beneficiary. Without a factual finding, Bulldog cannot conclude as it does that a non-profit organization is not a charitable organization. How Massachusetts law defines a Public Charity is beside the point, as such definition is applicable only for purposes of M.G.L. c. 12, § 8, *et seq.* and 940 C.M.R. 2.01 and not for all others.

See <u>Hillman v. Roman Catholic Bishop of Fall River</u>, 24 Mass. App. Ct. 241, 242-43 n.3 (1987) (cited by Bulldog), "[t]he [Hillman] plaintiffs concede that, if the gift in 1951 was made with a general charitable intent their case is defeated"; and, the Appeals Court also articulated the general character of charitable intent as one that "imposes a trust of a sort in the sense that the grantee may not use the assets for private, personal, purposes; the assets must be used for charitable purposes consistent with those of the designated charity." <u>Id</u>.

Article V of the Trust provides that when a shareholder exceeds the ownership limitation, a general charitable gift to "one or more nonprofit organizations" selected by the RHR Trustees is made.[8] Trust Agreement, Article V § 3.5. Nothing more is needed,

[8] The Charitable Beneficiary of the Charitable Trust is specifically defined in the Trust Agreement: "The term 'charitable beneficiary' shall mean one or more beneficiaries of the Charitable Trust as determined pursuant to Section 3.5 of this Article V, provided that each such organization must be described in Section 501(c)(3) of the [Internal Revenue].Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code. If the Code shall cease to so

because "[a] trust is created when the owner has done enough in reference to his property to start it on its journey of transmission from him to the charitable purpose intended by him." Wellesley College v. Attorney General, 313 Mass. 722, 727 (1943). When Bulldog acquired shares in excess of the 9.8%, it started the dividends and net proceeds from the sale of the excess shares on a journey toward a charitable purpose. Accordingly, the Charitable Trustee has stated a claim for relief and Bulldog's motion to dismiss should be denied.

III. THE CHARITABLE TRUSTEE HAS AUTHORITY TO SEEK RELIEF

Bulldog asserts that the Charitable Trustee lacks authority to bring a complaint because there is nothing in the enforcement section of Article V or the remedies for breach section that specifically gives such powers to the Charitable Trustee. However, it is black letter law that trustees have both express and implied powers. 14C Mass. Prac., Summary of Basic Law § 21.91 (3d ed.) "Implied powers are those which are necessary or appropriate to carry out the purposes of the trust and are not otherwise forbidden by the terms of the trust." Id. citing Restatement, 2d, Trusts, § 186(b); McClintock v. Scahill, 403 Mass. 397, 399 (1988) ("A trustee not only has the express powers contained in the trust instrument but also 'implied' powers necessary to carry out the purpose of the trust.").

In the present circumstances, the Charitable Trustee has the implied power to ensure that net profits from Bulldog's sale of shares (or any other shares Bulldog had or has in excess of the 9.8%) continue on their journey to a charitable purpose. There is nothing within the RHR Trust Agreement that is inconsistent with this implied power.

---

define a charitable organization, "Charitable Beneficiary" shall mean an entity organized to do work for charitable purposes and not for profit." Trust Agreement, Article V, § 1.

Bulldog characterizes the Charitable Trustee's powers as ministerial, and perhaps they would be if Bulldog chose to follow the terms of the Trust Agreement; but Bulldog has not done so. Accordingly, those implied powers require the Charitable Trustee to take the steps necessary to determine the amounts that are due to the Charitable Beneficiaries. In order to make that determination, and in light of Bulldog's refusal to supply the pertinent information, the Charitable Trustee is within his implied powers to seek this information through specific performance.[9]

As an afterthought, Bulldog claims that only the Massachusetts Attorney General has the exclusive jurisdiction over public charities. However, this is not a public charity of the type that the Attorney General has authority over. The Attorney General's regulations define a Public Charity as "any organization..." 940 CMR 2.01. Here, there is no organization and there is no ongoing charitable business that will be conducted. This is a one-shot deal created by contract and the monies will be distributed in accordance with the Trust Agreement. Thus it does not appear that Attorney General has any authority over this matter.

Moreover, the cases cited by Bulldog all have to do with who (the Attorney General or a private litigant) gets to determine how charitable monies will be used when there is a dispute over their use. See, e.g., Wood v. Weaver, 425 Mass. 270, 275 (1997) ("the Legislature has determined that the Attorney General is responsible for ensuring that its charitable funds are used in accordance with the donor's wishes"). Here, the

[9] Bulldog's argument that the Charitable Trustee's authority when shares are sold before RHR discovers the ownership limitation is limited to demanding payment is addressed by RHR in opposition to Bulldog's motion to dismiss at pages 13-16 of RHR's brief and the Charitable Trustee adopts those arguments as if set forth here in full. However, it would be anomalous and not in keeping with the purposes of Article V for a beneficial owner to exceed the 9.8% Ownership Limitation, sell those shares before RHR discovers the violation and then not be required to remit those proceeds to the Charitable Trustee.

dispute is not over the use of the proceeds but a dispute over bringing the proceeds into the Charitable Trust. In other words, the Charitable Trustee is seeking to enforce the provisions of a contract that requires Bulldog to turn over certain proceeds; there is no argument as to how those proceeds are going to be used. As such, the Attorney General does not have exclusive jurisdiction over this matter and Bulldog's motion to dismiss should be denied.

Conclusion

For all of the foregoing reasons, Bulldog's motion should be denied.

Dated: February 6, 2008

Adrian Overstreet, as
Charitable Trustee,
By his attorneys,

Philip Y. Brown (BBO #552366)
Brian R. Birke (BBO#652720)
ADLER POLLOCK & SHEEHAN P.C.
175 Federal Street
Boston, Massachusetts 02110
(617)482-0600

Certificate of Service

I do hereby certify that on February 6, 2008, I caused a copy of the foregoing to be served by email and by first class mail, postage prepaid, upon all counsel of record.

Philip Y. Brown

443534_1

RECEIVED

JAN 2 7 2004

SECRETARY OF THE COMMONWEALTH
CORPORATIONS DIVISION

RMR HOSPITALITY AND REAL ESTATE FUND

AGREEMENT AND DECLARATION OF TRUST

January 27, 2004

RMR HOSPITALITY AND REAL ESTATE FUND

AGREEMENT AND DECLARATION OF TRUST

THIS AGREEMENT AND DECLARATION OF TRUST is made this 27th day of January, 2004, by the Trustees hereunder and by the holder of shares of beneficial interest with the intent that it will be binding upon subsequent Trustees and upon all subsequent holders of shares of beneficial interest hereunder.

WHEREAS, this Trust has been formed to carry on the business of an investment company;

WHEREAS, the Trust intends for tax purposes to be treated as a "regulated investment company" under the Code for the taxable year ending December 31 during which the Trust first sells Shares in a public offering, and for each taxable year thereafter;

WHEREAS, the Trustees have agreed to manage all property coming into their hands as trustees of a Massachusetts business trust in accordance with the provisions hereinafter set forth.

NOW, THEREFORE, the Trustees hereby declare that they will hold all cash, securities and other assets which they may from time to time acquire in any manner as Trustees hereunder IN TRUST to manage and dispose of the same upon the following terms and conditions for the benefit of the holders from time to time of Shares in this Trust as hereinafter set forth.

ARTICLE I

NAME AND DEFINITIONS

Section 1. Name. This Trust shall be known as "RMR Hospitality and Real Estate Fund" and the Trustees shall conduct the business of the Trust under that name or any other name as they may from time to time determine.

Section 2. Definitions. Whenever used herein, unless otherwise required by the context or specifically provided:

(a) "Trust" refers to the Massachusetts business trust established by this Declaration, as it may be further amended or restated from time to time;

(b) "Trustees" refers to the Trustees of the Trust named herein or elected in accordance with Article IV;

(c) "Code" shall mean the Internal Revenue Code of 1986, and the rules and regulations thereunder, all as amended from time to time. All references to specific sections of the Code shall include applicable successor provisions;

(d) "Shares" means the equal proportionate transferable units into which the beneficial interest in the Trust shall be divided from time to time or, if more than one class or series of Shares is authorized by the Trustees, the equal proportionate transferable units into which each class or series of shares shall be divided from time to time;

(e) "Shareholder" means a record owner of Shares;

(f) "RMR Advisors" means RMR Advisors, Inc. (a wholly-owned subsidiary of Reit Management & Research LLC), the Trust's investment advisor, or any successor investment advisor to the Trust;

(g) "Person" means an individual, corporation, partnership, estate, trust (including, but not limited to, a trust qualified under Sections 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity and also includes a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and a group to which an Excepted Holder Limit (as defined in Article V) applies;

(h) The "1940 Act" refers to the Investment Company Act of 1940 and the rules and regulations thereunder, all as amended from time to time;

(i) "Declaration" shall mean this Agreement and Declaration of Trust, as amended or restated from time to time;

(j) "Bylaws" shall mean the Bylaws of the Trust as amended or restated from time to time;

(k) The term "class" or "class of Shares" refers to the division of Shares into two or more classes as provided in Article III, Section 1 hereof; and

(l) The term "series" or "series of Shares" refers to the division of Shares representing any class into two or more series as provided in Article III, Section 1 hereof.

ARTICLE II

PURPOSE

The purpose of the Trust is to provide investors a managed investment primarily in securities, debt instruments and other instruments and rights of a financial character and to carry on such other business as the Trustees may from time to time determine pursuant to their authority under this Declaration. Nothing herein shall preclude the Trust from being treated for tax purposes as an association under the Code.

ARTICLE III

SHARES

Section 1. Division of Beneficial Interest. The Trustees may, without Shareholder approval, authorize one or more classes of Shares (which classes may be divided into two or more series), Shares of each such class or series having such par value and such preferences, voting powers, terms of redemption, if any, and special or relative rights or privileges (including conversion rights, if any) as the Trustees may determine. Subject to applicable law, the Trustees may, without Shareholder approval, authorize the Trust to issue subscription or other rights representing interests in Shares to existing Shareholders or other persons subject to such terms and conditions as the Trustees may determine. The number of Shares of each class or series authorized shall be unlimited, except as the Bylaws may otherwise provide, and the Shares so authorized may be represented in part by fractional shares. The Trustees may without Shareholder approval from time to time divide or combine the Shares of any class or series into a greater or lesser number without thereby changing the proportionate beneficial interest in the class or series.

The Shares shall initially be divided into one class, a class of an unlimited number of Common Shares, $0.001 par value (the "Common Shares"), having the powers, preferences, rights, qualifications, limitations and restrictions described below. The Trust may also, from time to time, issue a class of an unlimited number of preferred shares, (the "Preferred Shares"), having the powers, preferences, rights, qualifications, limitations and restrictions as the Trustees may determine.

(i) Subject to the rights of the holders of the Preferred Shares, if any, in the event of the termination of the Trust the holders of the Common Shares shall be entitled to receive pro rata the net distributable assets of the Trust.

(ii) The holders of the Common Shares shall not, as such holders, have any right to acquire, purchase or subscribe for any Common Shares or securities of the Trust which it may hereafter issue or sell, other than such right, if any, as the Trustees in their discretion may determine.

(iii) Subject to the rights of the holders of the Preferred Shares, if any, dividends or other distributions, when, as and if declared by the Trustees, shall be shared equally by the holders of Common Shares on a share for share basis. The Trustees may direct that any dividends or other distributions or any portion thereof as declared and distributed shall be paid in cash to the holder, or, alternatively, may direct that any such dividends be reinvested in full and fractional Shares of the Trust.

(iv) The Trustees may hold as treasury shares (of the same or some other series), reissue for such consideration and on such terms as they may determine, or cancel any Common Shares of any series reacquired by the Trust at their discretion from time to time. Shares shall not entitle the Shareholder to any title in or to the whole or any part of the Trust.

Shares or Shareholders without first making demand on the Trustees requesting the Trustees to bring or maintain such action, proceeding or claim. Such demand shall not be excused under any circumstances, including claims of alleged interest on the part of the Trustees, unless the plaintiff makes a specific showing that irreparable non-monetary injury to the Trust or series or class of Shares or Shareholders would otherwise result. Such demand shall be mailed to the Secretary of the Trust at the Trust's principal office and shall set forth with particularity the nature of the proposed court action, proceeding or claim and the essential facts relied upon by the Shareholder to support the allegations made in the demand. The Trustees shall consider such demand. In their sole discretion, the Trustees may submit the matter to a vote of Shareholders of the Trust or a series or class of Shares, as appropriate. Any decision by the Trustees to bring, maintain or settle such court action, proceeding or claim, or to submit the matter to a vote of Shareholders, shall be binding upon all Shareholders who will be prohibited from maintaining separate competing court actions, proceedings or suits on the same subject matter. Any decision by the Trustees not to bring or maintain a court action, proceeding or suit on behalf of the Trust or a series or class of Shares shall be subject to the right of the Shareholders to vote on whether or not such court action, proceeding or suit should or should not be brought or maintained as a matter presented for Shareholder consideration under Section 4 of Article VI of this Declaration; and the vote of Shareholders required to override the Trustees decision and to permit the Shareholder(s) to proceed with the proposed court action, proceeding or suit shall be a majority of the outstanding shares, series or class or group which are affected by the proposed court action, proceeding or suit.

Section 7. Direct Claims. No series or class or group of Shareholders shall have the right to bring or maintain a direct action or claim for monetary damages against the Trust or the Trustees predicated upon an express or implied right of action under this Declaration or the 1940 Act, nor shall any single Shareholder, who is similarly situated to one or more other Shareholders with respect to the alleged injury, have the right to bring such an action, unless the series or class or group of Shareholders or Shareholder has obtained authorization from the Trustees to bring the action. The requirement of authorization shall not be excused under any circumstances, including claims of alleged interest on the part of the Trustees except only rights of action by Shareholders specifically authorized by Section 36(b) of the 1940 Act or other applicable law. A request for authorization shall be mailed to the Secretary of the Trust at the Trust's principal office and shall set forth with particularity the nature of the proposed court action, proceeding or claim and the essential facts relied upon by the series or class or group of Shareholders or Shareholder to support the allegations made in the request. The Trustees shall consider such request. In their sole discretion, the Trustees may submit the matter to a vote of Shareholders of the Trust or series or class or group of Shares, as appropriate. Any decision by the Trustees to settle or to authorize such court action, proceeding or claim, or to submit the matter to a vote of Shareholders, shall be binding upon the series or class or group of Shareholders or Shareholder seeking authorization who will be prohibited from maintaining separate competing court actions, proceedings or suits on the same subject matter. Any decision by the Trustees not to authorize a court action, proceeding or suit by a series or class or group of Shareholders shall be subject to the right of the Shareholders to vote on whether such court action, proceeding or suit should or should not be brought or maintained as a matter presented for Shareholder consideration under Section 4 of Article VI of this Declaration; and the vote of Shareholders required to override the

Shares or Shareholders without first making demand on the Trustees requesting the Trustees to bring or maintain such action, proceeding or claim. Such demand shall not be excused under any circumstances, including claims of alleged interest on the part of the Trustees, unless the plaintiff makes a specific showing that irreparable non-monetary injury to the Trust or series or class of Shares or Shareholders would otherwise result. Such demand shall be mailed to the Secretary of the Trust at the Trust's principal office and shall set forth with particularity the nature of the proposed court action, proceeding or claim and the essential facts relied upon by the Shareholder to support the allegations made in the demand. The Trustees shall consider such demand. In their sole discretion, the Trustees may submit the matter to a vote of Shareholders of the Trust or a series or class of Shares, as appropriate. Any decision by the Trustees to bring, maintain or settle such court action, proceeding or claim, or to submit the matter to a vote of Shareholders, shall be binding upon all Shareholders who will be prohibited from maintaining separate competing court actions, proceedings or suits on the same subject matter. Any decision by the Trustees not to bring or maintain a court action, proceeding or suit on behalf of the Trust or a series or class of Shares shall be subject to the right of the Shareholders to vote on whether or not such court action, proceeding or suit should or should not be brought or maintained as a matter presented for Shareholder consideration under Section 4 of Article VI of this Declaration; and the vote of Shareholders required to override the Trustees decision and to permit the Shareholder(s) to proceed with the proposed court action, proceeding or suit shall be a majority of the outstanding shares, series or class or group which are affected by the proposed court action, proceeding or suit.

Section 7. Direct Claims. No series or class or group of Shareholders shall have the right to bring or maintain a direct action or claim for monetary damages against the Trust or the Trustees predicated upon an express or implied right of action under this Declaration or the 1940 Act, nor shall any single Shareholder, who is similarly situated to one or more other Shareholders with respect to the alleged injury, have the right to bring such an action, unless the series or class or group of Shareholders or Shareholder has obtained authorization from the Trustees to bring the action. The requirement of authorization shall not be excused under any circumstances, including claims of alleged interest on the part of the Trustees except only rights of action by Shareholders specifically authorized by Section 36(b) of the 1940 Act or other applicable law. A request for authorization shall be mailed to the Secretary of the Trust at the Trust's principal office and shall set forth with particularity the nature of the proposed court action, proceeding or claim and the essential facts relied upon by the series or class or group of Shareholders or Shareholder to support the allegations made in the request. The Trustees shall consider such request. In their sole discretion, the Trustees may submit the matter to a vote of Shareholders of the Trust or series or class or group of Shares, as appropriate. Any decision by the Trustees to settle or to authorize such court action, proceeding or claim, or to submit the matter to a vote of Shareholders, shall be binding upon the series or class or group of Shareholders or Shareholder seeking authorization who will be prohibited from maintaining separate competing court actions, proceedings or suits on the same subject matter. Any decision by the Trustees not to authorize a court action, proceeding or suit by a series or class or group of Shareholders shall be subject to the right of the Shareholders to vote on whether such court action, proceeding or suit should or should not be brought or maintained as a matter presented for Shareholder consideration under Section 4 of Article VI of this Declaration; and the vote of Shareholders required to override the

Shares or Shareholders without first making demand on the Trustees requesting the Trustees to bring or maintain such action, proceeding or claim. Such demand shall not be excused under any circumstances, including claims of alleged interest on the part of the Trustees, unless the plaintiff makes a specific showing that irreparable non-monetary injury to the Trust or series or class of Shares or Shareholders would otherwise result. Such demand shall be mailed to the Secretary of the Trust at the Trust's principal office and shall set forth with particularity the nature of the proposed court action, proceeding or claim and the essential facts relied upon by the Shareholder to support the allegations made in the demand. The Trustees shall consider such demand. In their sole discretion, the Trustees may submit the matter to a vote of Shareholders of the Trust or a series or class of Shares, as appropriate. Any decision by the Trustees to bring, maintain or settle such court action, proceeding or claim, or to submit the matter to a vote of Shareholders, shall be binding upon all Shareholders who will be prohibited from maintaining separate competing court actions, proceedings or suits on the same subject matter. Any decision by the Trustees not to bring or maintain a court action, proceeding or suit on behalf of the Trust or a series or class of Shares shall be subject to the right of the Shareholders to vote on whether or not such court action, proceeding or suit should or should not be brought or maintained as a matter presented for Shareholder consideration under Section 4 of Article VI of this Declaration; and the vote of Shareholders required to override the Trustees decision and to permit the Shareholder(s) to proceed with the proposed court action, proceeding or suit shall be a majority of the outstanding shares, series or class or group which are affected by the proposed court action, proceeding or suit.

Section 7. Direct Claims. No series or class or group of Shareholders shall have the right to bring or maintain a direct action or claim for monetary damages against the Trust or the Trustees predicated upon an express or implied right of action under this Declaration or the 1940 Act, nor shall any single Shareholder, who is similarly situated to one or more other Shareholders with respect to the alleged injury, have the right to bring such an action, unless the series or class or group of Shareholders or Shareholder has obtained authorization from the Trustees to bring the action. The requirement of authorization shall not be excused under any circumstances, including claims of alleged interest on the part of the Trustees except only rights of action by Shareholders specifically authorized by Section 36(b) of the 1940 Act or other applicable law. A request for authorization shall be mailed to the Secretary of the Trust at the Trust's principal office and shall set forth with particularity the nature of the proposed court action, proceeding or claim and the essential facts relied upon by the series or class or group of Shareholders or Shareholder to support the allegations made in the request. The Trustees shall consider such request. In their sole discretion, the Trustees may submit the matter to a vote of Shareholders of the Trust or series or class or group of Shares, as appropriate. Any decision by the Trustees to settle or to authorize such court action, proceeding or claim, or to submit the matter to a vote of Shareholders, shall be binding upon the series or class or group of Shareholders or Shareholder seeking authorization who will be prohibited from maintaining separate competing court actions, proceedings or suits on the same subject matter. Any decision by the Trustees not to authorize a court action, proceeding or suit by a series or class or group of Shareholders shall be subject to the right of the Shareholders to vote on whether such court action, proceeding or suit should or should not be brought or maintained as a matter presented for Shareholder consideration under Section 4 of Article VI of this Declaration; and the vote of Shareholders required to override the

Trustees decision and to permit the Shareholder(s) to proceed with the proposed court action, proceeding or suit shall be a majority of the outstanding Shares, series or class or group which are affected by the proposed court action, proceeding or suit. For purposes of this Section 7, the term "Shareholder" or "Shareholders" includes a former Shareholder or former Shareholders.

Section 8. Status of Shares and Limitation of Personal Liability. Shares shall be deemed to be personal property giving only the rights provided in this Declaration and the Bylaws. Every Shareholder by virtue of having become a Shareholder shall be held to have expressly assented and agreed to the terms of this Declaration and the Bylaws and to have become a party hereto and thereto. The death of a Shareholder during the continuance of the Trust shall not operate to terminate the Trust nor entitle the representative of any deceased Shareholder to an accounting or to take any action in court or elsewhere against the Trust or the Trustees, but only to the rights of said decedent under this Trust. Ownership of Shares shall not entitle the Shareholder to any title in or to the whole or any part of the Trust property or right to call for a partition or division of the same or for an accounting, nor shall the ownership of Shares afford Shareholders the status of partners of the Trust. Neither the Trust nor the Trustees, nor any officer, employee or agent of the Trust, shall have any power to bind personally any Shareholder, nor except as specifically provided herein to call upon any Shareholder for the payment of any sum of money or assessment whatsoever other than such as the Shareholder may at any time personally agree to pay.

ARTICLE IV

THE TRUSTEES

Section 1. Number and Classes of Trustees and Term of Office. The Trustees who are signatories to this Declaration on the date hereof, and such other persons as the Trustee or Trustees then in office shall (prior to any sale of Shares pursuant to a public offering) elect, shall serve until the first meeting of Shareholders at which Trustees of his or her Class (as defined below) are elected and until his or her successor is elected and qualified, or until he or she sooner dies, resigns, retires, or is disqualified or removed from office. Subject to the voting powers of one or more classes or series of Shares as set forth in the Bylaws, the number of Trustees shall be such number as shall be fixed from time to time by the Trustees; provided, however, that the number of Trustees shall in no event be less than three (3) from and after the date when Shares are first sold pursuant to a public offering.

An initial annual meeting of Shareholders or special meeting in lieu thereof shall be called to be held not more than eighteen months after Shares are first sold pursuant to a public offering; subsequent annual meetings of Shareholders or special meetings in lieu thereof (each an "annual meeting") shall be held as specified in the Bylaws. Prior to any sale of Shares pursuant to a public offering, the Trustees shall be classified, with respect to the time for which they severally hold office, into the following three classes (each a "Class"): Class I, whose term expires at the initial annual meeting; Class II, whose term expires at the next succeeding annual meeting after the initial annual meeting (the "second annual meeting"); and Class III, whose term expires at the next succeeding annual meeting after the second annual meeting. Each Class shall consist of at least one Trustee. At each annual meeting beginning with the initial annual meeting, the successors of the Class of Trustees whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting held in the third year following the year of their election, with each Trustee holding office until the expiration of the term of the relevant Class and the election and qualification of his or her successor, or until he or she sooner dies, resigns, retires, or is disqualified or removed from office.

The Trustees shall assign by resolution Trustees to each of the three Classes. The Trustees also may determine by resolution those Trustees in each Class that shall be elected by Shareholders of a particular class or series of Shares. If the number of Trustees is changed, any increase or decrease shall be apportioned among the Classes by resolution of the Trustees. No reduction in the number of Trustees shall have the effect of removing any Trustee from office prior to the expiration of his or her term unless the Trustee is specifically removed pursuant to Section 2 of this Article IV at the time of the decrease. Except as provided in this Section 1 or Section 2 of this Article IV, Trustees shall be elected only at an annual meeting of Shareholders.

Section 2. Vacancies; Resignation; Removal. From and after the date when Shares are first sold in a public offering and subject to any voting powers of one or more classes or series of Shares as set forth in the Bylaws, any vacancies occurring in the Trustees may be filled by the Trustees as set forth below.

Subject to any limitations imposed by the 1940 Act or other applicable law, any vacancy occurring in the Trustees, including a vacancy that results from an increase in the number of Trustees, may be filled by a majority vote of the Trustees then in office, whether or not sufficient to constitute a quorum, or by a sole remaining Trustee; provided, however, that if the Shareholders of any class or series of Shares are entitled separately to elect one or more Trustees, a majority of the remaining Trustees elected by that class or series or the sole remaining Trustee elected by that class or series may fill any vacancy among the number of Trustees elected by that class or series. A Trustee elected by the Trustees to fill any vacancy occurring in the Trustees shall serve until the next annual meeting of Shareholders at which such Trustee's Class shall be elected, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Any Trustee elected by Shareholders at an annual meeting to fill any vacancy occurring in the Trustees that has arisen since the preceding annual meeting of Shareholders (which vacancy has not been filled by election of a new Trustee by the Trustees) shall hold office for a term which coincides with the remaining term of the Class of Trustee to which such office was previously assigned.

Any Trustee may resign or retire as a Trustee by an instrument in writing signed by him and delivered to the Secretary of the Trust, and such resignation or retirement shall be effective upon such delivery, or at a later date according to the terms of the instrument. Except as required by applicable law, a Trustee may be removed from office only for "Cause" (as hereinafter defined) and only by action of at least seventy-five percent (75%) of the outstanding Shares of the classes or series of Shares entitled to vote for the election of such Trustee. "Cause" for these purposes shall require willful misconduct, dishonesty or fraud on the part of the Trustee in the conduct of his office or such Trustee being convicted of a felony.

Section 3. <u>Effect of Death, Resignation, etc. of a Trustee</u>. The death, declination, resignation, retirement, removal, disqualification or incapacity of the Trustees, or any one of them, shall not operate to annul the Trust or to revoke any existing agency created pursuant to the terms of this Declaration.

Section 4. <u>Powers</u>. Subject to the provisions of this Declaration, the business of the Trust shall be managed by the Trustees, and they shall have all powers necessary or convenient to carry out that responsibility. Without limiting the foregoing, the Trustees may adopt Bylaws not inconsistent with this Declaration providing for the conduct of the business of the Trust and may amend and repeal them to the extent and as provided in Article XI, Section 3 of this Declaration. Subject to the voting power of one or more classes or series of Shares as set forth in the Bylaws, the Trustees may fill vacancies in or add to their number, including vacancies resulting from increases in their number, and may elect and remove such officers and appoint and terminate such agents as they consider appropriate; they may appoint from their own number, and terminate, any one or more committees consisting of one or more Trustees, including any one or more executive committees which may, when the Trustees are not in session, exercise some or all of the power and authority of the Trustees as the Trustees may determine; they may appoint an advisory board, the members of which shall not be Trustees and need not be Shareholders; they may employ one or more custodians of the assets of the Trust and may authorize such custodians to employ subcustodians and to deposit all or any part of the Trust's assets in a system or systems for the central handling of securities, retain a transfer agent or a shareholder servicing agent, or both, provide for the distribution of Shares by the Trust through one or more underwriters or otherwise, set record dates for the determination of Shareholders with respect to various matters, and in general delegate such authority as they consider desirable to any officer of the Trust, to any committee of the Trust and to any agent or employee of the Trust or to any such custodian or underwriter.

Without limiting the foregoing, the Trustees shall have power and authority:

(a) To elect and to revoke the status of the Trust as a "regulated investment company" under the Code;

(b) To invest and reinvest cash, and to hold cash uninvested;

(c) To sell, exchange, lend, pledge, mortgage, hypothecate, write options on and lease any or all of the assets of the Trust;

(d) To vote or give assent, or exercise any rights of ownership, with respect to stock or other securities or property; and to execute and deliver proxies or powers of attorney to such person or persons as the Trustees shall deem proper, granting to such person or persons such power and discretion with relation to securities or property as the Trustees shall deem proper;

(e) To exercise powers and rights of subscription or otherwise which in any manner arise out of ownership of securities;

(f) To hold any security or property in a form not indicating any trust, whether in bearer, unregistered or other negotiable form, or in the name of the Trustees or of the Trust or in the name of a custodian, subcustodian or other depository or a nominee or nominees or otherwise;

(g) To the extent necessary or appropriate to give effect to the preferences, special or relative rights and privileges of any classes or series of Shares, to allocate assets, liabilities, income and expenses of the Trust to a particular class or classes or series of Shares or to apportion the same among two or more classes or series;

(h) To consent to or participate in any plan for the reorganization, consolidation or merger of any corporation or issuer, any security of which is or was held in the Trust; to consent to any contract, lease, mortgage, purchase or sale of property by such corporation or issuer, and to pay calls or subscriptions with respect to any security held in the Trust;

(i) To join with other security holders in acting through a committee, depositary, voting trustee or otherwise, and in that connection to deposit any security with, or transfer any security to, any such committee, depositary or trustee, and to delegate to them such power and authority with relation to any security (whether or not so deposited or transferred) as the Trustees shall deem proper, and to agree to pay, and to pay, such portion of the expenses and compensation of such committee, depositary or trustee as the Trustees shall deem proper;

(j) To compromise, arbitrate or otherwise adjust claims in favor of or against the Trust on any matter in controversy, including but not limited to claims for taxes;

(k) To enter into joint ventures, general or limited partnerships, limited liability companies, and any other combinations or associations;

(l) To borrow funds;

(m) To endorse or guarantee the payment of any notes or other obligations of any person; to make contracts of guaranty or suretyship, or otherwise assume liability for payment thereof; and to mortgage and pledge the Trust property or any part thereof to secure any of or all of such obligations;

(n) To indemnify or to purchase and pay for entirely out of Trust property such insurance as they may deem necessary or appropriate for the conduct of the business of the Trust, including, without limitation, insurance policies insuring the assets of the Trust and payment of distributions and principal on its portfolio investments, and indemnities or insurance policies insuring the Shareholders, Trustees, officers, employees, agents, investment advisers, sub-advisers or managers, administrator or sub-administrator, underwriters or independent contractors of the Trust individually against all claims and liabilities of every nature arising by reason of holding, being or having held any such office or position, or by reason of any action alleged to have been taken or omitted by any such person as Shareholder, Trustee, officer, employee, agent, investment adviser, sub-adviser or manager, administrator or sub-administrator, underwriter or independent contractor, including any action taken or omitted that may be determined to constitute negligence, whether or not the Trust would have the power to indemnify such person against such liability;

(o) To pay pensions for faithful service, as deemed appropriate by the Trustees, and to adopt, establish and carry out pension, profit-sharing, share bonus, share purchase, savings, thrift and other retirement, incentive and benefit plans, trusts and provisions, including the purchasing of life insurance and annuity contracts as a means of providing such retirement and other benefits, for any or all of the Trustees, officers, employees and agents of the Trust;

(p) To purchase or otherwise acquire Shares;

(q) To engage in any other lawful act or activity in which business corporations organized under the laws of The Commonwealth of Massachusetts may engage; and

(r) To change the domicile of the Trust's existence as may permitted by applicable law.

The Trustees shall not in any way be bound or limited by any present or future law or custom in regard to investments by trustees.

Any action to be taken by the Trustees may be taken within or without Massachusetts.

Section 5. Voting. Except as required or permitted by this Declaration, the Bylaws or by applicable law:

(a) The Trustees shall only act a meeting at which quorum of Trustees is present, and a quorum shall be a majority of Trustees in office from time to time.

(b) The Trustees shall act on all matters which come before a meeting by majority vote. In the event a Trustee(s) do(es) not vote on a matter, the matter will be determined by majority vote of the voting Trustees. A non-voting Trustee who is present at a meeting will be counted for purposes of determining the presence of a quorum.

(c) Any action to be taken by the Trustees may be taken at a meeting held by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other at the same time and participation by such means shall constitute presence in person at a meeting.

(d) Trustees may also act by majority written consent, which consent shall be filed with the records of the Trust and have the same force and effect as a vote taken at a meeting at which a quorum is present. In the event (a) Trustee(s) is (are) unable or unwilling to vote on a matter submitted for written consent, he (they) may execute the written consent with the notation that he (they) is (are) not voting but consenting to action being taken by written consent, and such written consent which is approved by all voting Trustees shall be effective as a vote taken at a meeting at which a quorum is present.

Section 6. Payment of Expenses by the Trust. The Trustees are authorized to pay, or to cause to be paid out of the principal or income of the Trust, or partly out of principal and partly out of income, as they deem fair, all expenses, fees, charges, taxes and liabilities incurred or arising in connection with the Trust, or in connection with the management thereof, including, but not limited to, the Trustees' compensation and such expenses and charges for the services of the Trust's officers, employees, investment adviser, sub-adviser or manager, underwriter, auditor, counsel, custodian, transfer agent, shareholder servicing agent, and such other agents or independent contractors and such other expenses and charges as the Trustees may deem necessary or proper to incur.

Section 7. Ownership of Assets of the Trust. Title to all of the assets of the Trust shall at all times be considered as vested in the Trustees.

Section 8. Advisory, Management and Distribution Services. The Trustees may, at any time and from time to time, contract for exclusive or nonexclusive advisory and/or management services with any corporation, trust, association or other Person (the "Manager"), every such contract to comply with such requirements and restrictions as may be set forth in the Bylaws and applicable law; and any such contract may provide for one or more sub-advisers or other agents who shall perform all or part of the obligations of the Manager under such contract and contain such other terms interpretive of or in addition to said requirements and restrictions as the Trustees may determine, including, without limitation, authority to determine from time to time what investments shall be purchased, held, sold, or exchanged and what portion, if any, of the assets of the Trust shall be held uninvested and to make changes in the Trust's investments. The Trustees may also, at any time and from time to time, contract with the Manager or any other corporation, trust, association or other Person, appointing it exclusive or nonexclusive distributor or underwriter for the Shares, every such contract to comply with such requirements and restrictions as may be set forth in the Bylaws and applicable law; and any such contract may contain such other terms interpretive of or in addition to said requirements and restrictions as the Trustees may determine.

The facts that:

(i) any of the Shareholders, Trustees or officers of the Trust is a shareholder, director, officer, partner, trustee, employee, manager, adviser, sub-adviser, underwriter or distributor or agent of or for any corporation, trust, association or other Person, or of or for any parent or affiliate of any Person, with which an advisory, sub-advisory or management contract, or underwriter's or distributor's contract, or transfer, shareholder servicing or other agency contract may have been or may hereafter be made, or that any such Person, or any parent or affiliate thereof, is a Shareholder or has an interest in the Trust, or that

(ii) any corporation, trust, association or other Person with which an advisory, sub-advisory or management contract or underwriter's or distributor's contract or transfer, shareholder servicing or other agency contract may have been or may hereafter be made also has an advisory, sub-advisory or management contract, or underwriter's or distributor's contract or transfer, shareholder servicing or other agency contract with one or more other corporations, trusts, associations or other Persons, or has other business or interests, including competitive business or interests,

shall not affect the validity of any such contract or disqualify any Shareholder, Trustee or officer of the Trust from voting upon or executing the same or create any liability or accountability to the Trust or its Shareholders.

ARTICLE V

RESTRICTION ON TRANSFER AND OWNERSHIP OF SHARES

Section 1. Definitions. For the purpose of this Article V, the following terms shall have the following meanings:

Affiliate. The term "Affiliate" shall mean, with respect to any Person, another Person controlled by, controlling or under common control with such Person.

Aggregate Share Ownership Limit. The term "Aggregate Share Ownership Limit" shall mean 9.8 percent (in vote or value, whichever is more restrictive) of the aggregate of the outstanding Equity Shares. The vote and value of the outstanding Equity Shares shall be determined by the Trustees in good faith, which determination shall be conclusive for all purposes of this Article V.

AMEX. The term "AMEX" shall mean the American Stock Exchange.

Beneficial Ownership. The term "Beneficial Ownership" shall mean ownership of Equity Shares by a Person, whether the interest in Equity Shares is held directly or indirectly (including by a nominee), and shall include, but not be limited to, interests that would be treated as owned through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code. The terms "Beneficial Owner", "Beneficially Owns" and "Beneficially Owned" shall have the correlative meanings.

Business Day. The term "Business Day" shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

Charitable Beneficiary. The term "Charitable Beneficiary" shall mean one or more beneficiaries of the Charitable Trust as determined pursuant to Section 3.5 of this Article V, provided that each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections

170(b)(1)(A), 2055 and 2522 of the Code. If the Code shall cease to so define a charitable organization, "Charitable Beneficiary" shall mean an entity organized to do work for charitable purposes and not for profit.

Charitable Trust. The term "Charitable Trust" shall mean any trust provided for in Section 3.1 of this Article V.

Charitable Trustee. The term "Charitable Trustee" shall mean a Person unaffiliated with the Trust and unaffiliated with the Prohibited Owner, that is appointed by a majority of the Trustees to serve as trustee of the Charitable Trust.

Common Share Ownership Limit. The term "Common Share Ownership Limit" shall mean 9.8 percent (in vote or value, whichever is more restrictive) of the outstanding common Equity Shares of the Trust, in the aggregate for all classes and series of common shares or by each separate class or series of common shares (whichever is more restrictive). The vote and value of outstanding common shares shall be determined by the Trustees in good faith, which determination shall be conclusive for all purposes of this Article V.

Constructive Ownership. The term "Constructive Ownership" shall mean ownership of Equity Shares by a Person, whether the interest in Equity Shares is held directly or indirectly (including by a nominee), and shall include, but not be limited to, interests that would be treated as owned through the application of Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code. The terms "Constructive Owner", "Constructively Owns" and "Constructively Owned" shall have the correlative meanings.

Equity Shares. The term "Equity Shares" shall mean all Shares of all classes and series, including, without limitation, common Shares and preferred Shares.

Excepted Holder. The term "Excepted Holder" shall mean a shareholder of the Trust for whom an Excepted Holder Limit is created by this Article V or by the Trustees pursuant to Section 2.7 of this Article V.

Excepted Holder Limit. The term "Excepted Holder Limit" shall mean, provided that the affected Excepted Holder agrees to comply with the requirements established by the Trustees pursuant to Section 2.7 of this Article V, the percentage limit established by the Trustees pursuant to Section 2.7 of this Article V.

Initial Date. The term "Initial Date" shall mean the date upon which this Declaration containing this Article V is filed with the Secretary of the Commonwealth of Massachusetts.

Investee. The term "Investee" shall mean a Person whose shares or other equity are owned by the Trust.

Market Price. The term "Market Price" on any date shall mean, with respect to any class or series of outstanding Equity Shares, the Closing Price for such Equity Shares on such date. The "Closing Price" on any date shall mean the last sale price for such Equity Shares, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such Equity Shares, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the AMEX or, if such Equity Shares are not listed or admitted to trading on the AMEX, as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such Equity Shares are listed or admitted to trading or, if such Equity Shares are not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or, if such system is no longer in use, the principal other automated quotation system that may then be in use or, if such Equity Shares are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such Equity Shares selected by the Trustees or, in the event that no trading price is available for such Equity Shares, the fair market value of Equity Shares, as determined in good faith by the Trustees.

Prohibited Owner. The term "Prohibited Owner" shall mean, with respect to any purported Transfer, any Person who, but for the provisions of Section 2.1 of this Article V, would Beneficially Own or Constructively Own Equity Shares in violation of the limits of such Section 2.1, and if appropriate in the context, shall also mean any Person who would have been the record owner of Equity Shares that the Prohibited Owner would have so owned.

REIT. The term "REIT" shall mean a "real estate investment trust" within the meaning of Section 856 of the Code.

Transfer. The term "Transfer" shall mean any issuance, sale, transfer, gift, assignment, devise or other disposition, as well as any other event that causes any Person to acquire Beneficial Ownership or Constructive Ownership, or any agreement to take any such actions or cause any such events, of Equity Shares or the right to vote or receive dividends on Equity Shares, including (a) the granting or exercise of any option (or any disposition of any option), (b) any disposition of any securities or rights convertible into or exchangeable for Equity Shares or any interest in Equity Shares or any exercise of any such conversion or exchange right and (c) Transfers of interests in other entities that result in changes in Beneficial Ownership or Constructive Ownership of Equity Shares; in each case, whether voluntary or involuntary, whether owned of record, Constructively Owned or Beneficially Owned and whether by operation of law or otherwise. The terms "Transferring" and "Transferred" shall have the correlative meanings.

Section 2. <u>Equity Shares</u>.

Section 2.1 <u>Ownership Limitations</u>. From and after the Initial Date:

(a) <u>Basic Restrictions</u>.

(i) (1) No Person, other than an Excepted Holder and other than RMR Advisors or its Affiliates, shall Beneficially Own or Constructively Own Equity Shares in excess of the Aggregate Share Ownership Limit, (2) no Person, other than an Excepted Holder and other than RMR Advisors or its Affiliates, shall Beneficially Own or Constructively Own common Equity Shares in excess of the Common Share Ownership Limit and (3) no Excepted Holder shall Beneficially Own or Constructively Own Equity Shares in excess of the Excepted Holder Limit for such Excepted Holder.

(ii) No Person, other than an Excepted Holder and other than RMR Advisors or its Affiliates, shall Beneficially Own or Constructively Own Equity Shares to the extent that such Beneficial Ownership or Constructive Ownership of Equity Shares would result in (1) the Trust being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or (2) any Investees that are otherwise REITs failing to qualify as a REIT (including, but not limited to, Beneficial Ownership or Constructive Ownership that would result in the Trust or any Investees that are otherwise REITs, as the case may be, owning (actually or Constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by such Investees that are otherwise REITs or any of their respective Affiliates, as the case may be, from such tenant would cause any such Investees that are otherwise REITs to fail to satisfy any of the gross income requirements of Section 856(c) of the Code).

(iii) Subject to Section 9 of Article X, notwithstanding any other provisions contained herein, any Transfer of Equity Shares (whether or not such Transfer is the result of a transaction entered into through the facilities of the AMEX or any other national securities exchange or automated inter-dealer quotation system) that, if effective, would result in Equity Shares being Beneficially Owned by less than 100 Persons (determined under the principles of Section 856(a)(5) of the Code) shall be void ab initio, and the intended transferee shall acquire no rights in such Equity Shares.

(b) Transfer in Trust. If any Transfer of Equity Shares occurs which, if effective, would result in any Person Beneficially Owning or Constructively Owning Equity Shares in violation of Section 2.1(a)(i), (ii) or (iii) of this Article V,

(i) then that number of Equity Shares the Beneficial Ownership or Constructive Ownership of which otherwise would cause such Person to violate Section 2.1(a)(i), (ii) or (iii) of this Article V (rounded up to the nearest whole share) shall be automatically transferred to a Charitable Trust for the benefit of a Charitable Beneficiary, as described in Section 3 of this Article V, effective as of the close of business on the Business Day prior to the date of such Transfer, and such Person shall acquire no rights in such Equity Shares; or

(ii) if the transfer to the Charitable Trust described in clause (i) of this sentence would not be effective for any reason to prevent the violation of Section 2.1(a)(i), (ii) or (iii) of this Article V, then the Transfer of that number of Equity Shares that otherwise would cause any Person to violate Section 2.1(a)(i), (ii) or

(iii) of this Article V shall be void ab initio, and the intended transferee shall acquire no rights in such Equity Shares.

Section 2.2 Remedies for Breach. If the Trustees or any duly authorized committee thereof shall at any time determine in good faith that a Transfer or other event has taken place that results in a violation of Section 2.1 of this Article V or that a Person intends to acquire or has attempted to acquire Beneficial Ownership or Constructive Ownership of any Equity Shares in violation of Section 2.1 of this Article V (whether or not such violation is intended), the Trustees or a committee thereof shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or other event, including, without limitation, causing the Trust to redeem Equity Shares, refusing to give effect to such Transfer on the books of the Trust or instituting proceedings to enjoin such Transfer or other event; provided, however, that any Transfers or attempted Transfers or other events in violation of Section 2.1 of this Article V shall automatically result in the transfer to the Charitable Trust described above, and, where applicable, such Transfer (or other event) shall be void ab initio as provided above irrespective of any action (or non-action) by the Trustees or a committee thereof.

Section 2.3 Notice of Restricted Transfer. Any Person who acquires or attempts or intends to acquire Beneficial Ownership or Constructive Ownership of Equity Shares that will or may violate Section 2.1(a) of this Article V, or any Person who would have owned Equity Shares that resulted in a transfer to the Charitable Trust pursuant to the provisions of Section 2.1(b) of this Article V, shall immediately give written notice to the Trust of such event, or in the case of such a proposed or attempted transaction, give at least 15 days prior written notice, and shall provide to the Trust such other information as the Trust may request in order to determine the effect, if any, of such Transfer.

Section 2.4 Owners Required To Provide Information. From and after the Initial Date:

(a) every owner (through actual ownership, Beneficial Ownership, and Constructive Ownership) of more than five percent (or such lower percentage as required by the Code or the treasury regulations promulgated thereunder) of any series or any class of outstanding Equity Shares shall, within 30 days after the end of each taxable year, give written notice to the Trust stating the name and address of such owner, the number of Equity Shares actually owned and the number of Equity Shares Beneficially Owned or Constructively Owned, and a description of the manner in which such shares are held. Each such owner shall provide to the Trust such additional information as the Trust may request in order to determine the effect, if any, of such Beneficial Ownership or Constructive Ownership on the status of any Investee as a REIT and to ensure compliance with the Aggregate Share Ownership Limit and the Common Share Ownership Limit.

(b) each Person who is a Beneficial Owner or Constructive Owner of Equity Shares and each Person (including the Shareholder of record) who is holding Equity Shares for a Beneficial Owner or Constructive Owner shall provide to the Trust such information as the Trust may request, in good faith, in order to comply with requirements of any taxing authority or governmental authority or to determine such compliance.

Section 2.5 Remedies Not Limited. Nothing contained in this Section 2 of this Article V shall limit the authority of the Trustees to take such other action as they deem necessary or advisable to protect the Trust and the interests of its shareholders in preserving any Investee's status as a REIT or to enforce the limitation in Section 2.1 of this Article V for other purposes which the Trustees deem advisable.

Section 2.6 Ambiguity. In the case of an ambiguity in the application of any of the provisions of this Section 2, Section 3 of this Article V or any definition contained in Section 1 of this Article V, the Trustees shall have the power to determine the application of the provisions of this Section 2 or Sections 1 or 3 of this Article V with respect to any situation based on the facts known to them. In the event Sections 1, 2 or 3 of this Article V require an action by the Trustees and this Declaration fails to provide specific guidance with respect to such action, the Trustees with the advice of counsel shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of Sections 1, 2 or 3 of this Article V.

Section 2.7 Exceptions.

(a) The Trustees, in their sole discretion, may exempt a Person from one or more of the Aggregate Share Ownership Limit, the Common Share Ownership Limit or the limitations in Section 2.1(a)(ii) of this Article V, as the case may be, and may (but are not required to) establish or increase an Excepted Holder Limit for such Person. As part of establishing or increasing such Excepted Holder Limit, the Trustees may (but are not required to) obtain from such person:

(i) an agreement that any violation or attempted violation of its Excepted Holder Limit (or other action which is contrary to the restrictions contained in Sections 2.1 through 2.6 of this Article V) will result in such Equity Shares being automatically transferred to a Charitable Trust in accordance with Sections 2.1(b) and 3 of this Article V; and,

(ii) a voting trust or other undertakings which satisfy the Trustees that such Person will not attempt to exert undue influence or control over the Trust.

(b) Prior to granting any exception pursuant to Section 2.7(a) of this Article V, the Trustees may require a ruling from the Internal Revenue Service, or an opinion of counsel, in either case in form and substance satisfactory to the Trustees in their sole discretion, as they may deem necessary or advisable in order to determine or ensure any Investee's status as a REIT. Notwithstanding the receipt of any ruling or opinion, the Trustees may impose such conditions or restrictions as they deem appropriate in connection with granting such exception.

(c) In determining whether to grant any exemption pursuant to Section 2.7(a) of this Article V, the Trustees may consider, among other factors, (i) the general reputation and moral character of the Person requesting an exemption, (ii) whether ownership of shares would be direct or through ownership attribution, (iii) whether the

Person's ownership of shares would adversely affect any Investee's ability to acquire additional properties or additional investments in other issuers, (iv) whether granting an exemption for the Person requesting an exemption would adversely affect any of the Trust's existing contractual arrangements, and (v) whether the Person to whom the exemption would apply is attempting to change control of the Trust or affect its policies in a way which the Trustees consider adverse to the best interest of the Trust or its Shareholders.

(d) An underwriter which participates in a public offering or a private placement of Equity Shares (or securities convertible into or exchangeable for Equity Shares) may Beneficially Own or Constructively Own Equity Shares (or securities convertible into or exchangeable for Equity Shares) in excess of one or more of the Aggregate Share Ownership Limit, the Common Share Ownership Limit or the limitations in Section 2.1(a)(ii) of this Article V, but only to the extent necessary to facilitate such public offering or private placement.

(e) The Trustees may only reduce the Excepted Holder Limit for an Excepted Holder: (1) with the written consent of such Excepted Holder at any time, or (2) pursuant to the terms and conditions of the agreements and undertakings entered into with such Excepted Holder in connection with the establishment of the Excepted Holder Limit for that Excepted Holder.

Section 2.8 Legend. If certificates for Equity Shares are issued, each such certificate shall bear substantially the following legend:

> The shares evidenced by this certificate are subject to restrictions on Beneficial Ownership, Constructive Ownership and Transfer. Subject to certain further restrictions and except as expressly provided in the Trust's Declaration of Trust, no Person may Beneficially Own or Constructively Own Equity Shares of the Trust in excess of 9.8 percent (in vote or value) of the total outstanding Equity Shares or total outstanding common Shares of the Trust, unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable). If any of the restrictions on transfer or ownership are violated, the Equity Shares represented hereby will be automatically transferred to a Trustee of a Charitable Trust for the benefit of one or more Charitable Beneficiaries. In addition, upon the occurrence of certain events, attempted Transfers in violation of the restrictions described above may be void ab initio. All capitalized terms in this legend have the meanings defined in the Trust's Declaration of Trust, as the same may be amended from time to time, a copy of which, including the restrictions on transfer and ownership, will be furnished to each holder of Equity Shares of the Trust upon request.

Instead of the foregoing legend, the certificate may contain an alternate legend providing notice of the restrictions on ownership and transfer as in effect and as may be approved by the Trustees.

Section 3. Transfer of Equity Shares in Trust.

Section 3.1 Ownership in Trust. Upon any purported Transfer or other event described in Section 2.1(b) of this Article V that would result in a transfer of Equity Shares to a Charitable Trust, such Equity Shares shall be deemed to have been transferred to the Charitable Trustee for the exclusive benefit of one or more Charitable Beneficiaries. Such transfer to the Charitable Trustee shall be deemed to be effective as of the close of business on the Business Day prior to the purported Transfer or other event that results in the transfer to the Charitable Trust pursuant to Section 2.1(b) of this Article V. Each Charitable Beneficiary shall be designated as provided in Section 3.5 of this Article V.

Section 3.2 Status of Shares Held by the Charitable Trustee. Equity Shares held by the Charitable Trustee shall be issued and outstanding Equity Shares of the Trust. The Prohibited Owner shall have no rights in the shares held by the Charitable Trustee. The Prohibited Owner shall not benefit economically from ownership of any shares or other property held in trust by the Charitable Trustee, shall have no rights to dividends or other distributions and shall not possess any rights to vote or other rights attributable to the shares held in the Charitable Trust.

Section 3.3 Dividend and Voting Rights. The Charitable Trustee shall have all voting rights and rights to dividends or other distributions with respect to Equity Shares held in the Charitable Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to the discovery by the Trust that Equity Shares have been deemed transferred to the Charitable Trustee shall be paid by such Prohibited Owner with respect to such Equity Shares to the Charitable Trustee upon demand and any dividend or other distribution declared but unpaid shall be paid by the Trust when due to the Charitable Trustee. Any dividends or distributions so paid over to the Charitable Trustee shall be held in trust for the Charitable Beneficiary. The Prohibited Owner shall have no voting rights with respect to shares held in the Charitable Trust and effective as of the date that Equity Shares have been deemed transferred to the Charitable Trustee, the Charitable Trustee shall have the authority (at the Charitable Trustee's sole discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to the discovery by the Trust that Equity Shares have been deemed transferred to the Charitable Trustee and (ii) to recast such vote in accordance with the desires of the Charitable Trustee acting for the benefit of the Charitable Beneficiary; provided, however, that if the Trust has already taken irreversible trust action, then the Charitable Trustee shall not have the authority to rescind and recast such vote. Notwithstanding the provisions of this Article V, until the Trust has received notification that Equity Shares have been deemed transferred into a Charitable Trust, the Trust shall be entitled to rely on its share transfer and other shareholder records for purposes of preparing lists of shareholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise conducting votes of shareholders.

Section 3.4 Sale of Shares by Charitable Trustee. Within 20 days of receiving notice from the Trust that Equity Shares have been transferred to the Charitable Trust, the Charitable Trustee shall sell the shares held in the Charitable Trust to a Person, designated by the Charitable Trustee, whose ownership of the shares will not violate the ownership limitations set forth in Section 2.1(a) of this Article V. Upon such sale, the interest of the Charitable

Beneficiary in the shares sold shall terminate and the Charitable Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as provided in this Section 3.4. The Prohibited Owner shall receive the lesser of (1) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Charitable Trust (e.g., in the case of a gift, devise or other such transaction), the Market Price of the shares on the day of the event causing the shares to be held in the Charitable Trust and (2) the net sale proceeds received by the Charitable Trustee from the sale or other disposition of the shares held in the Charitable Trust. Any net sales proceeds in excess of the amount payable to the Prohibited Owner shall be immediately paid to the Charitable Beneficiary. If, prior to the discovery by the Trust that Equity Shares have been transferred to the Charitable Trustee, such shares are sold by a Prohibited Owner, then (i) such shares shall be deemed to have been sold on behalf of the Charitable Trust and (ii) to the extent that the Prohibited Owner received an amount for such shares that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to this Section 3.4, such excess shall be paid to the Charitable Trustee upon demand.

Section 3.5 Designation of Charitable Beneficiaries. By written notice to the Charitable Trustee, the Trustees shall designate one or more nonprofit organizations to be the Charitable Beneficiary of the interest in the Charitable Trust such that Equity Shares held in the Charitable Trust would not violate the restrictions set forth in Section 2.1(a) of this Article V in the hands of such Charitable Beneficiary.

Section 4. Enforcement. The Trust or the Trustees are authorized specifically to seek equitable relief, including injunctive relief, to enforce the provisions of this Article V.

Section 5. Non-Waiver. No delay or failure on the part of the Trust or the Trustees in exercising any right hereunder shall operate as a waiver of any right of the Trust or the Trustees, as the case may be, except to the extent specifically waived in writing.

Section 6. Continued Effect. The provisions of this Article V shall continue in full force and effect indefinitely, regardless of whether or not the Trust qualifies as a REIT.

ARTICLE VI

SHAREHOLDERS' VOTING POWERS AND MEETINGS

Section 1. General. Except as otherwise provided in this Article VI or elsewhere in this Declaration, Shareholders shall have such power to vote as is provided for in, and shall and may hold meetings and take actions pursuant to, the provisions of the Bylaws.

Section 2. Voting Powers as to Certain Transactions. (a) Except as otherwise provided in paragraph (b) of this Section 2, the affirmative vote or consent of at least a majority of the Trustees of the Trust then in office and at least seventy-five percent (75%) of the Shares outstanding and entitled to vote (by class or series or in combination as may be established in the Bylaws or by the Trustees) shall be necessary to authorize any of the following actions:

(i) the merger or consolidation or share exchange of the Trust or any series or class of Shares with or into any other Person or company (including, without limitation, a partnership, corporation, joint venture, business trust, common law trust or any other business organization) or of any such Person or company with or into the Trust or any series or class of Shares;

(ii) the sale, lease or transfer of all or substantially all of the Trust's assets; or

(iii) the liquidation or termination of the Trust.

(b) Notwithstanding anything to the contrary in paragraph (a) of this Section 2: (i) the granting of a pledge or security interest in all or substantially all of the Trust's assets may be done by majority vote of the Trustees then in office and without Shareholder approval even if such pledge may result in sale or transfer of all or substantially all of the Trust's assets in the event that the Trust defaults upon obligations which are secured by such security interest or pledge; and (ii) if any of the actions described in paragraph (a) of this Section 2 are approved by seventy-five percent (75%) of the Trustees then in office, then no Shareholder approval will be required for such actions except to the extent Shareholder approval is required by applicable law, and, if approval by Shareholders is required by applicable law, the vote required shall be a majority (or the least amount legally permitted if higher than the majority) of voting Shareholders or, if applicable law does not permit approval by a percentage of voting Shareholders, the vote required shall be a majority (or the least amount legally permitted if higher than the majority) of Shareholders.

Section 3. Quorum and Required Vote. Except when a larger vote or quorum is required by any provision of law (including, without limitation, the rules of the American Stock Exchange), this Declaration, the Bylaws or the notice of meeting forwarded to the Shareholders by the Trustees, thirty-three and one-third percent (33.333%) of the Shares entitled to vote on a particular matter shall constitute a quorum for voting on a particular matter or the transaction of business at a Shareholders' meeting, except that where any provision of law (including, without limitation, the rules of the American Stock Exchange), this Declaration, the Bylaws or the notice of meeting forwarded to the Shareholders by the Trustees, requires that holders of any class or series of Shares shall vote as an individual class or series, then thirty-three and one-third percent (33.333%) (unless a larger quorum is required as specified above) of Shares of that class or series entitled to vote shall be necessary to constitute a quorum for the transaction of business by that class or series. Any lesser number shall be sufficient for adjournments. Any adjourned session or sessions may be held, within a reasonable time after the date set for the original meeting, without the necessity of further notice. Except when a different vote is required by any provision of law (including, without limitation, the rules of the American Stock Exchange), this Declaration, the Bylaws or the notice of meeting forwarded to the Shareholders by the Trustees, a plurality of the quorum of Shares necessary for the transaction of business at a Shareholders' meeting shall decide any questions and a plurality of Shares voted shall elect a Trustee, provided that where any provision of law (including, without limitation, the rules of the American Stock Exchange), this Declaration, the Bylaws or the notice of meeting forwarded to the Shareholders by the

Trustees, requires that the holders of any class or series of Shares shall vote as an individual class or series, then a plurality of the quorum of Shares of that class or series necessary for the transaction of business by that class or series at a Shareholders' meeting shall decide that matter insofar as that class or series is concerned.

Section 4. Advance Notice of Nominees for Trustee and Other Proposals.

(a) Nominations and Proposals to be Considered at Meeting of Shareholders. Nominations of persons for election to the Board of Trustees and the proposal of other business to be considered by the shareholders at an annual or special meeting of shareholders may be properly brought before the meeting only as set forth in this Section 4. All judgments and determinations made by the Board of Trustees or the chairman of the meeting, as applicable, under this Section 4 (including without limitation judgments as to whether any matter or thing is satisfactory to the Board of Trustees and determinations as to the propriety of a proposed nomination or a proposal of other business) shall be made in good faith.

(b) Annual Meetings of Shareholders. (1) Nominations of persons for election to the Board of Trustees and the proposal of other business to be considered by the shareholders at an annual meeting of shareholders may be properly brought before the meeting (i) pursuant to the Trust's notice of meeting by or at the direction of the trustees or (ii) by any shareholder of the Trust who is a shareholder of record both at the time of giving of notice provided for in this Section 4(b) and at the time of the annual meeting, who is entitled to vote at the meeting and who complies with the terms and provisions set forth in this Section 4.

(2) For nominations for election to the Board of Trustees or other business to be properly brought before an annual meeting by a shareholder pursuant to clause (ii) of Section 4(b)(1), the shareholder must have given timely notice thereof in writing to the secretary of the Trust and such other business must otherwise be a proper matter for action by shareholders. To be timely, a shareholder's notice shall set forth all information required under this Section 4 and shall be delivered to the secretary at the principal executive offices of the Trust not later than the close of business on the 90th day nor earlier than the 120th day prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting; provided, however, that in the event that the date of mailing of the notice for the annual meeting is advanced or delayed by more than 30 days from the anniversary date of the date of mailing of the notice for the preceding year's annual meeting, notice by the shareholder to be timely must be so delivered not earlier than the 120th day prior to the date of mailing of the notice for such annual meeting and not later than the close of business on the later of: (i) the 90th day prior to the date of mailing of the notice for such annual meeting or (ii) the 10th day following the day on which public announcement of the date of mailing of the notice for such meeting is first made by the Trust. In no event shall the public announcement of a postponement of the mailing of the notice for such

annual meeting or of an adjournment or postponement of an annual meeting to a later date or time commence a new time period for the giving of a shareholder's notice as described above.

A shareholder's notice shall set forth:

(i) as to each person whom the shareholder proposes to nominate for election or reelection as a trustee, (1) such person's name, age, business address and residence address, (2) the class, series and number of shares of capital stock of the Trust that are beneficially owned or owned of record by such person, (3) the date such shares were acquired and the investment intent of such acquisition, (4) the record of all purchases and sales of securities of the Trust by such person during the previous 12 month period including the date of the transactions, the class, series and number of securities involved in the transactions and the consideration involved and (5) all other information relating to such person that is required to be disclosed in solicitations of proxies for election of trustees in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act, including such person's written consent to being named in the proxy statement as a nominee and to serving as a trustee if elected;

(ii) as to any other business that the shareholder proposes to bring before the meeting, a description of such business, the reasons for proposing such business at the meeting and any material interest in such business of such shareholder and any Shareholder Associated Person (as defined below), including any anticipated benefit therefrom;

(iii) as to the shareholder giving the notice and any Shareholder Associated Person, the class, series and number of shares of the Trust which are owned of record by such shareholder and by such Shareholder Associated Person, if any, and the class, series and number of, and the nominee holder for, shares owned beneficially but not of record by such shareholder and by any such Shareholder Associated Person;

(iv) as to the shareholder giving the notice and any Shareholder Associated Person, the name and address of such shareholder, as they appear on the Trust's stock ledger and current name and address, if different, of such Shareholder Associated Person;

(v) as to the shareholder giving the notice and any Shareholder Associated Person, the record of all purchases and sales of securities of the Trust by such shareholder or Shareholder Associated Person during the previous 12 month period including the date of the transactions, the class, series and number of securities involved in the transactions and the consideration involved; and

(vi) to the extent known by the shareholder giving the notice, the name and address of any other shareholder supporting the nominee for election or reelection as a trustee or the proposal of other business on the date of such shareholder's notice.

(3) Notwithstanding anything in the second sentence of Section 4(b)(2) to the contrary, in the event that the number of trustees to be elected to the Board of Trustees is increased and there is no public announcement of such action at least 130 days prior to the first anniversary of the date of mailing of notice for the preceding year's annual meeting, a shareholder's notice required by this Section 4(b) also shall be considered timely, but only with respect to nominees for any new positions created by such increase, if the notice is delivered to the secretary at the principal executive offices of the Trust not later than the close of business on the 10th day immediately following the day on which such public announcement is first made by the Trust.

(4) For purposes of this Section 4, "Shareholder Associated Person" of any shareholder shall mean (i) any person controlling, directly or indirectly, or acting in concert with, such shareholder, (ii) any beneficial owner of shares of capital stock of the Trust owned of record or beneficially by such shareholder and (iii) any person controlling, controlled by or under common control with such shareholder or Shareholder Associated Person.

(c) Shareholder Nominations or Proposals Causing Covenant Breaches. At the same time as or prior to the submission of any shareholder nomination or proposal of business to be considered at an annual or special meeting that, if approved and implemented by the Trust, would cause the Trust to be in breach of any covenant of the Trust in any existing or proposed debt instrument or agreement of the Trust, the proponent shareholder or shareholders must submit to the secretary of the Trust at the principal executive offices of the Trust (i) evidence satisfactory to the Board of Trustees of the lender's or contracting party's willingness to waive the breach of covenant or (ii) a plan for repayment of the indebtedness to the lender or correcting the contractual default, specifically identifying the actions to be taken or the source of funds to be used in the repayment, which plan must be satisfactory to the Board of Trustees in its discretion.

(d) Shareholder Nominations or Proposals Requiring Regulatory Notice, Consent or Approval. At the same time or prior to the submission of any shareholder nominations or proposal of business to be considered at an annual or special meeting that, if approved, could not be implemented by the Trust without notifying or obtaining the consent or approval of any federal, state, municipal or other regulatory body, the proponent shareholder or shareholders must submit to the secretary of the Trust at the principal executive offices of the Trust (i) evidence satisfactory to the Board of Trustees that any and all required notices, consents or approvals have been given or obtained or (ii) a plan, for making the requisite notices or obtaining the requisite consents or approvals, as applicable, prior to the implementation of the proposal or election, which plan must be satisfactory to the Board of Trustees in its discretion.

(e) Special Meetings of Shareholders. As set forth in Section 4 of this Article VI, only business brought before the meeting pursuant to a proper notice of meeting shall be conducted at a special meeting of shareholders. Nominations of persons for election to the Board of Trustees only may be made at a special meeting of shareholders at which trustees are to be elected: (i) pursuant to the Trust's notice of meeting by or at the direction of the Board of Trustees; or (ii) provided that the Board of Trustees has determined that trustees shall be elected at such special meeting, by any shareholder of the Trust who is a shareholder of record both at the time of giving of notice provided for in this Section 4(e) and at the time of the special meeting, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 4(e). In the event the Trust calls a special meeting of shareholders for the purpose of electing one or more trustees to the Board of Trustees, any such shareholder may nominate a person or persons (as the case may be) for election to such position as specified in the Trust's notice of meeting, if the shareholder's notice contains the information required by Section 4(b) and the shareholder has given timely notice thereof in writing to the secretary of the Trust at the principal executive offices of the Trust. To be timely, a shareholder's notice shall be delivered to the secretary of the Trust at the principal executive offices of the Trust not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of (i) the 90th day prior to such special meeting or (ii) the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the trustees to be elected at such meeting. In no event shall the public announcement of a postponement or adjournment of a special meeting to a later date or time commence a new time period for the giving of a shareholder's notice as described above.

(f) General. (1) Upon written request by the secretary or the Board of Trustees or any committee thereof, any shareholder proposing a nominee for election as a trustee or any proposal for other business at a meeting of shareholders shall provide, within three business days of delivery of such request (or such other period as may be specified in such request), written verification, satisfactory to the secretary or the Board or any committee thereof, in his, her or its sole discretion, of the accuracy of any information submitted by the shareholder pursuant to this Section 4. If a shareholder fails to provide such written verification within such period, the secretary or the Board of Trustees or any committee thereof may treat the information as to which written verification was requested as not having been provided in accordance with the procedures set forth in this Section 4.

(2) Only such persons who are nominated in accordance with the procedures set forth in this Section 4 shall be eligible to serve as trustees and only such business as shall have been brought before the meeting in accordance with the procedures set forth in this Section 4 shall be transacted at a meeting of shareholders. The chairman of the meeting shall have the power and duty to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with this Section 4 and, if any

proposed nomination or other business is not in compliance with this Section 4, to declare that such defective nomination or proposal be disregarded.

(3) For purposes of this Section 4, (i) the "date of mailing of the notice" shall mean the date of the proxy statement for the solicitation of proxies for the election of trustees and (ii) "public announcement" shall mean disclosure in (A) a press release reported by the Dow Jones News Service, Associated Press or comparable news service or (B) a document publicly filed by the Trust with the United States Securities and Exchange Commission pursuant to the Exchange Act.

(4) Notwithstanding the foregoing provisions of this Declaration, a shareholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to matters set forth in Sections 4(a) through 4(f). Nothing in this Section 4 shall be deemed to require that a shareholder nomination of a person for election to the Board of Trustees or a shareholder proposal relating to other business be included in the Trust's proxy statement except as may be required by law.

Section 5. Conversion to Open-End Company. Notwithstanding any other provisions in this Declaration or the Bylaws, the conversion of the Trust or any class or series of Shares from a "closed-end company" to an "open-end company", as those terms are defined in Sections 5(a)(2) and 5(a)(1), respectively, of the Investment Company Act of 1940 (as in effect on the date of this Declaration), together with any necessary amendments to this Declaration to permit such a conversion, shall require the affirmative vote or consent of at least seventy-five percent (75%) of each class of Shares outstanding and entitled to vote on the matter and seventy-five percent (75%) of the Trustees then in office.

Section 6. Shareholder Meetings. Except as required by applicable law, actions by Shareholders which are required or permitted may only be taken at a meeting, and Shareholder meetings may only be called by the Trustees.

Section 7. Inspection of Records. All Shareholders' requests to inspect the records of the Trust shall be submitted by Shareholders to the Trustees in writing. Upon receipt of such requests, the Trustees may establish procedures for such inspections. To preserve the integrity of the Trust's records, the Trustees may provide certified copies of Trust records rather than originals. The Trustees shall not be required to create records or obtain records from third parties to satisfy Shareholders' requests. The Trustees may require Shareholders to pay in advance or otherwise indemnify the Trust for the costs and expenses of Shareholders' inspection of records. Nothing in this Section 7 is intended nor shall be construed to permit Shareholders to inspect the records of the Trust except as may be permitted by the Trustees or as may be required by applicable law.

ARTICLE VII

DISTRIBUTIONS AND DETERMINATION OF NET ASSET VALUE

Section 1. Distributions. The Trustees may each year, or more frequently if they so desire, but need not, distribute to the Shareholders of any or all classes or series of Shares such income and gains, accrued or realized, as the Trustees may determine, after providing for actual and accrued expenses and liabilities (including such reserves as the Trustees may establish) determined in accordance with good accounting practices and subject to the preferences, special or relative rights and privileges of the various classes or series of Shares. The Trustees shall have full discretion to determine which items shall be treated as income and which items as capital and their determination shall be binding upon the Shareholders. Distributions of income for each year or other period, if any be made, may be made in one or more payments, which shall be in Shares, in cash or otherwise and on a date or dates and as of a record date or dates determined by the Trustees. At any time and from time to time in their discretion, the Trustees may distribute to the Shareholders as of a record date or dates determined by the Trustees, in Shares, in cash or otherwise, all or part of any gains realized on the sale or disposition of property or otherwise, or all or part of any other principal of the Trust. Each distribution pursuant to this Section 1 to the Shareholders of a particular class or series shall be made ratably according to the number of Shares of such class or series held by the several Shareholders on the applicable record date thereof, provided that no distribution need be made on Shares purchased pursuant to orders received, or for which payment is made, after such time or times as the Trustees may determine. Any such distribution paid in Shares will be paid at the net asset value thereof as determined in accordance with Section 2 of this Article VII, or at such other value as may be specified by the Bylaws or as the Trustees may from time to time determine, subject to applicable laws and regulations then in effect.

Section 2. Determination of Net Asset Value. The net asset value per share of each class and each series of Shares of the Trust shall be determined in accordance with the 1940 Act and any related procedures adopted by the Trustees from time to time. Determinations made under and pursuant to this Section 2 in good faith shall be binding on all parties concerned.

ARTICLE VIII

COMPENSATION AND LIMITATION OF LIABILITY OF TRUSTEES

Section 1. Compensation. The Trustees as such shall be entitled to reasonable compensation from the Trust; and they may fix the amount of their compensation. Nothing herein shall in any way prevent the employment of any Trustee for advisory, management, legal, accounting, investment banking, underwriting, brokerage or other services and payment for the same by the Trust.

Section 2. Limitation of Liability. The Trustees shall not be responsible or liable in any event for any neglect or wrongdoing of any officer, agent, employee, adviser, sub-adviser, manager or underwriter of the Trust, nor shall any Trustee be responsible for the act or omission of any other Trustee, but nothing herein contained shall protect any Trustee against any liability to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Every note, bond, contract, instrument, certificate, Share or undertaking and every other act or thing whatsoever executed or done by or on behalf of the Trust or the Trustees or any of them in connection with the Trust shall be conclusively deemed to have been executed or done only in or with respect to their or his or her capacity as Trustees or Trustee, and such Trustees or Trustee shall not be personally liable thereon.

ARTICLE IX

INDEMNIFICATION, CONTRACTING WITH INTERESTED PARTIES AND IMPACT OF CORPORATE LAW

Section 1. Trustees, Officers, etc. The Trust shall indemnify each of its Trustees and officers (including persons who serve at the Trust's request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise) (hereinafter referred to as a "Covered Person") against all liabilities and expenses, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees reasonably incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Covered Person, except with respect to any matter as to which such Covered Person shall have been finally adjudicated in a decision on the merits in any such action, suit or other proceeding not to have acted in good faith in the reasonable belief that such Covered Person's action was in the best interests of the Trust and except that no Covered Person shall be indemnified against any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office. Expenses, including counsel fees incurred by any such Covered Person, may be paid from time to time by the Trust in advance of the final disposition of any such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Covered Person to repay amounts so paid to the Trust if it is ultimately determined that indemnification of such expenses is not authorized under this Article IX.

Section 2. Rebuttable Presumption. For purposes of the determination as to whether indemnification is available under this Article IX, the court or other authority making the determination, as the case may be, shall rely upon a rebuttable presumption that the Covered Person has not engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office.

Section 3. Indemnification Not Exclusive. The right of indemnification hereby provided shall not be exclusive of or affect any other rights to which any such Covered Person may be entitled. As used in this Article IX, the term "Covered Person" shall include such person's heirs, executors and administrators. Nothing contained in this Article IX shall affect any rights to indemnification to which personnel of the Trust, other than Trustees and officers, and other persons may be entitled by contract or otherwise under law, nor the power of the Trust to purchase and maintain liability insurance on behalf of such person; provided, however, that the Trust shall not purchase or maintain any such liability insurance in contravention of applicable law.

Section 4. Transactions Between the Trust and its Trustees, Officers, Employees and Agents. (a) Subject to any express restrictions adopted by the Trustees in the Bylaws or by resolution, the Trust may enter into any contract or transaction of any kind, whether or not any of its Trustees, officers, employees or agents has a financial interest in such transaction, with any person, including any Trustee, officer, employee or agent of the Trust or any person affiliated with a Trustee, officer, employee or agent of the Trust or in which a Trustee, officer, employee or agent of the Trust has a material financial interest. To the extent permitted by applicable law, a contract or other transaction between the Trust and any Trustee or between the Trust and RMR Advisors or any other corporation, trust, firm, or other entity in which any Trustee is a director or trustee or has a material financial interest shall not be void or voidable if:

(i) The fact of the common directorship, trusteeship or interest is disclosed or known to the Trustees or a proper committee thereof, and the Trustees or such committee authorizes, approves or ratifies the contract or transaction by the affirmative vote of a majority of disinterested Trustees, even if the disinterested Trustees constitute less than a quorum; or

(ii) The contract or transaction is authorized, approved, or ratified by a majority of the votes cast by shareholders voting on such matter; or, if applicable law specifies a greater majority vote, then by a majority vote of the Shareholders legally required; or

(iii) The contract or transaction is fair and reasonable to the Trust.

(b) Whether or not they may be legally entitled to vote on the matters described in this Section 4, interested Trustees or the Shares owned by them or by an interested corporation, trust, firm or other entity may be counted in determining the presence of a quorum at a meeting of the Trustees or a committee thereof or at a meeting of the Shareholders, as the case may be, at which the contract or transaction is authorized, approved or ratified.

(c) The failure of a contract or other transaction between the Trust and any Trustee or between the Trust and RMR Advisors or any other corporation, trust, firm, or other entity in which any Trustee is a director or trustee or has a material financial interest to satisfy the criteria set forth in Section 4(b) of this Article IX shall not create any presumption that such contract or other transaction is void, voidable or otherwise invalid, and any such contract or other transaction shall be valid to the fullest extent permitted by applicable law.

Section 5. General Corporate Law. To the fullest extent permitted by applicable law, the establishment of Trustees compensation and limitation of liability as set forth in Article VIII and the providing of indemnity or contracting with related parties described in this Article IX in accordance with terms and procedures not materially less favorable to the Trust than the maximum discretion and maximum indemnification permitted by the Massachusetts General Corporation Law (as in effect at the time such provision was adopted or such contract or transaction was entered into or as it may thereafter be in effect) shall be deemed to have satisfied the criteria set forth in Article VIII and this Article IX; but nothing herein is intended to require that the terms and procedures established by the Massachusetts General Corporation Law shall be required to establish compensation, to limit liability, to provide indemnification or for contracting as set forth in Articles VIII and IX.

Section 6. Right of Trustees, Officers, Employees and Agents to Own Shares or Other Property and to Engage in Other Business. Subject to any restrictions which may be adopted by the Trustees in the Bylaws or otherwise, any Trustee or officer, employee or agent of the Trust may acquire, own, hold and dispose of Shares in the Trust, for his or her individual account, and may exercise all rights of a Shareholder to the same extent and in the same manner as if he or she were not a Trustee or officer, employee or agent of the Trust. Any Trustee or officer, employee or agent of the Trust may, in his or her personal capacity or in the capacity of trustee, officer, director, stockholder, partner, member, advisor or employee of any Person or otherwise, have business interests and engage in business activities similar to or in addition to those relating to the Trust, which interests and activities may be similar to and competitive with those of the Trust and may include the investing in securities of real estate or other companies or in other interests in Persons engaged in real estate or other businesses. Each Trustee, officer, employee and agent of the Trust shall be free of any obligation to present to the Trust any investment opportunity which comes to him or her in any capacity other than solely as Trustee, officer, employee or agent of the Trust even if such opportunity is of a character which, if presented to the Trust, could be taken by the Trust. Any Trustee or officer, employee or agent of the Trust may be interested as trustee, officer, director, stockholder, partner, member, advisor or employee of, or otherwise have a direct or indirect interest in: (i) any Person who may be engaged to render advice or services to the Trust, (ii) any Person in which the Trust has invested or may invest, (iii) any Person from which the Trust has purchased or may purchase securities or other property and (iv) any Person to which the Trust has sold or may sell securities or other property; and such Trustee, officer, employee or agent of the Trust may receive compensation from such other Person as well as compensation as Trustee, officer, employee or agent or otherwise hereunder. None of these activities shall be deemed to conflict with his or her duties and powers as Trustee or officer, employee or agent of the Trust.

Section 7. Shareholders. In case any Shareholder or former Shareholder shall be held to be personally liable solely by reason of his or her being or having been a Shareholder and not because of his or her acts or omissions or for some other reason, the Shareholder or former Shareholder (or his or her heirs, executors, administrators or other legal representatives or, in the case of a corporation or other entity, its corporate or other general successor) shall be indemnified by the Trust out of the Trust's property against all loss and expense arising from such liability.

ARTICLE X

MISCELLANEOUS

Section 1. Trustees, Shareholders, etc. Not Personally Liable; Notice. All persons extending credit to, contracting with or having any claim against the Trust or a particular series or class of Shares shall look only to the assets of the Trust or the assets of that particular series or class of Shares for payment under such credit, contract or claim; and neither the Shareholders nor the Trustees, nor any of the Trust's officers, employees or agents, whether past, present or future, shall be personally liable therefor.

Section 2. Express Exculpatory Clauses and Instruments. Any written instrument creating an obligation of the Trust shall, to the extent practicable, include a reference to this Declaration, recite that this Declaration is on file with the Secretary of State of The Commonwealth of Massachusetts, and provide that such written instrument was executed or made by or on behalf of the Trust, by the Trustee or Trustees or by an officer or officers of the Trust in their capacity as such and not individually, and further that neither the Shareholders nor the Trustees nor any officers, employees or agents (including the Trust's advisor, the "Advisor") of the Trust shall be liable thereunder and that all persons shall look solely to the Trust estate for the payment of any claim thereunder or for the performance thereof. However, the omission of such provision from any such instrument shall not render the Shareholders, any Trustee, or any officer, employee or agent (including the Advisor) of the Trust liable, nor shall the Shareholders, any Trustee or any officer, employee or agent (including the Advisor) of the Trust be liable to anyone for such omission.

Section 3. Trustees and Officers Good Faith Action, Expert Advice, No Bond or Surety. The exercise by the Trustees of their powers and discretions hereunder shall be binding upon everyone interested. A Trustee or officer shall be liable for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee or officer, and for nothing else, and shall not be liable for errors of judgment or mistakes of fact or law. The Trustees or officers may take advice of counsel or other experts with respect to the meaning and operation of this Declaration, and shall be under no liability for any act or omission in accordance with such advice or for failing to follow such advice. The Trustees and officers shall not be required to give any bond as such, nor any surety if a bond is required.

Section 4. Liability of Third Persons Dealing with Trustees. No person dealing with the Trustees shall be bound to make any inquiry concerning the validity of any transaction made or to be made by the Trustees or to see to the application of any payments made or property transferred to the Trust or upon its order.

Section 5. Duration and Termination of Trust. Unless terminated as provided in Article VI, the Trust shall continue without limitation of time. Upon termination of the Trust, after paying or otherwise providing for all charges, taxes, expenses and liabilities, whether due or accrued or anticipated of the Trust, as may be determined by the Trustees, the Trust shall in accordance with such procedures as the Trustees consider appropriate reduce the remaining assets to distributable form in cash or shares or other property, and distribute the proceeds to the Shareholders ratably according to the number of Shares and according to the series or class held by the several Shareholders on the date of termination. Any series or class of Shares other than common Shares may be terminated or redeemed by the Trust pursuant to terms established by the Trustees or in the Bylaws. A termination or redemption of common Shares shall be considered a liquidation or termination of the Trust and shall only be accomplished pursuant to the terms established in Article VI, provided, however, a partial redemption or termination of common Shares of up to ten percent (10%) of the number of common Shares outstanding in any twelve (12) month period (the ten percent (10%) amount being determined on the day before the first redemption or termination in each such twelve (12) month period) may be accomplished by the Trust pursuant to a vote of seventy-five percent (75%) of the Trustees then in office.

Section 6. Filing of Copies, References, Headings. The original or a copy of this instrument and of each amendment hereto shall be kept at the office of the Trust, where it may be inspected by any Shareholder. A copy of this instrument and of each amendment hereto shall be filed by the Trust with the Secretary of State of The Commonwealth of Massachusetts and with the Newton City Clerk, as well as any other governmental office where such filing may from time to time be required, and shall become effective when filed unless a later date is specified. Anyone dealing with the Trust may rely on a certificate by an officer of the Trust as to whether or not any such amendments have been made and as to any matters in connection with the Trust hereunder; and, with the same effect as if it were the original, may rely on a copy certified by an officer of the Trust to be a copy of this instrument or of any such amendments. In this instrument and in any such amendment, references to this instrument, and all expressions like "herein", "hereof", and "hereunder", shall be deemed to refer to this instrument as amended or affected by any such amendments. Headings are placed herein for convenience of reference only and shall not be taken as a part hereof or control or affect the meaning, construction or effect of this instrument. This instrument may be executed in any number of counterparts, each of which shall be deemed an original.

Section 7. Applicable Law. This Declaration is made in The Commonwealth of Massachusetts, and it is created under and is to be governed by and construed and administered according to the laws of said Commonwealth. The Trust shall be of the type referred to in Section 1 of Chapter 182 of the Massachusetts General Corporation Laws, commonly called a Massachusetts business trust, and, without limiting the provisions hereof, the Trust may exercise all powers which are ordinarily exercised by such a trust and the Trustees may exoise all powers which are ordinarily exercised by trustees of such a trust.

Section 8. Trust Only. It is the intention of the Trustees to create only the relationship of Trustee and beneficiary between the Trustees and each Shareholder from time to time. It is not the intention of the Trustees to create a general partnership, limited partnership, joint stock association, corporation, bailment or any form of legal relationship other than a trust. Nothing in this Declaration shall be construed to make the Shareholders, either by themselves or with the Trustees, partners or members of a joint stock association. Nothing in this Declaration, however, shall prevent the Trust from being a corporation or association for tax purposes.

Section 9. AMEX Transactions and Contracts. Nothing in Article V shall preclude the settlement of any transaction entered into through the facilities of the AMEX or any other national securities exchange or automated inter-dealer quotation system. The fact that the settlement of any transaction occurs shall not negate the effect of any other provision of Article V and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth in Article V. Any affirmative vote or consent of the Trustees or Shareholders required by this Declaration shall be in addition to the vote or consent of Trustees or Shareholder required by law or by any agreement between the Trust and the AMEX or any other national securities exchange.

Section 10. Address of the Trust and the Trustees and Agent for Service of Process. The principal address of the Trust and of the Trustees is 400 Centre Street, Newton, Massachusetts 02458. The Trust and the Trustees may have other offices and may change its principal office address by vote of its Trustees. The offices of the Trust and the Trustees, including the principal office, may be located within or outside Massachusetts. The Registered Agent is RMR Advisors, Inc., and the address of RMR Advisors, Inc. is 400 Centre Street, Newton, Massachusetts 02458.

ARTICLE XI

AMENDMENTS, BYLAWS AND CONSTRUCTION

Section 1. Amendments by Trustees. Amendments to this Declaration for the purpose of: (i) changing the name of the Trust, (ii) changing the domicile of the Trust without changing the substance of this Declaration, or (iii) supplying any omission, curing any ambiguity, correcting any defective or inconsistent provision or clarifying the meaning and intent of this Declaration; may be made at any time by the Trustees without Shareholder approval.

Section 2. Amendments by Shareholders and Trustees. (a) Except as otherwise provided in Section 1 and in paragraph (b) of this Section 2, the affirmative vote of a majority of Trustees then in office and at least seventy-five percent (75%) of the Shares outstanding and entitled to vote (by class or series or in combination as may be established in the Bylaws or by the Trustees) shall be required to amend, alter, change or repeal any provision of this Declaration.

(b) Notwithstanding anything to the contrary in paragraph (a) of this Section 2, if an amendment to this Declaration is approved by seventy-five percent (75%) of the Trustees then in office, no Shareholder approval will be required for that amendment to be effective, except to the extent a Shareholder approval is required by applicable law; and, if applicable law requires a Shareholder approval, the vote required shall be the lesser of a majority of voting Shareholders or the least amount legally required.

Section 3. Bylaws. The Trustees may adopt, amend, change or repeal Bylaws which shall govern the conduct of business by this Trust. Except as they may directly contradict provisions of this Declaration, the Bylaws may implement and interpret this Declaration.

Section 4. Construction. If any provision of this Declaration is determined to be unlawful by a court or regulatory body of competent jurisdiction, the remainder of this Declaration shall remain in full force and effect and the offending provision shall be construed to achieve the purpose of the offending provision to the extent legally possible. The re-construction of an unlawful provision shall be made by the Trustees, or, in the absence of action by the Trustees, by the court or regulatory body which determined the provision to be unlawful.

IN WITNESS HEREOF, at least a majority of the Trustees and the Shareholder do hereto set their hands and seals this 27th day of January, 2004.

TRUSTEES:

Gerard M. Martin

Barry M. Portnoy

SHAREHOLDER:

RMR Advisors, Inc.

By:
Thomas M. O'Brien
President

{B0257419; 2}

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Page

Check # 65027

RECEIVED

JAN 2 7 2004

SECRETARY OF THE COMMONWEALTH
CORPORATIONS DIVISION

MGL CHAPTER 182

William Francis Galvin

870155

CSC

Merge Y (N)
R/A (Y) 33 N
Cons. Y N
Pr.Off 33
Tru 33

RECEIVED 06y

0004 59537

APR 1 6 2004

SECRETARY OF THE COMMONWEALTH
CORPORATIONS DIVISION

RMR HOSPITALITY AND REAL ESTATE FUND

AMENDMENT NO. 1 TO AGREEMENT AND DECLARATION OF TRUST

AMENDMENT NO. 1, dated as of April 2, 2004 to the Agreement and Declaration of Trust of the RMR Hospitality and Real Estate Fund dated as of January 27, 2004.

Section 2(f) of the Trust's Agreement and Declaration of Trust is replaced in its entirety with the following text:

> (f) "RMR Advisors" means RMR Advisors, Inc., the Trust's investment advisor, or any successor investment advisor to the Trust;

IN WITNESS WHEREOF, RMR Hospitality and Real Estate Fund has caused this Amendment to be executed by its duly authorized officer as of the day and year first above written.

RMR HOSPITALITY AND REAL ESTATE FUND

Thomas M. O'Brien
President

Check # 67346

MGL CHAPTER 182

[signature]

CSC

Merge Y N
R/A Y____ N
Cons. Y N
Pr.Off ________
Tru ________

880870

06r

000 858587

RECEIVED
SEP 27 2006
SECRETARY OF THE COMMONWEALTH
CORPORATIONS

RMR HOSPITALITY AND REAL ESTATE FUND

AMENDMENT NO. 2 TO AGREEMENT AND DECLARATION OF TRUST

AMENDMENT NO. 2, dated as of Sept. 26, 2006 to the Agreement and Declaration of Trust of the RMR Hospitality and Real Estate Fund dated as of January 27, 2004, as amended.

Article VI, Section 2(b) of the Trust's Agreement and Declaration of Trust is replaced in its entirety with the following text:

> (b) Notwithstanding anything to the contrary in paragraph (a) of this Section 2: (i) the granting of a pledge or security interest in all or substantially all of the Trust's assets may be done by majority vote of the Trustees then in office and without Shareholder approval even if such pledge may result in sale or transfer of all or substantially all of the Trust's assets in the event that the Trust defaults upon obligations which are secured by such security interest or pledge; and (ii) if any of the actions described in paragraph (a) of this Section 2 are approved by seventy-five percent (75%) of the Trustees then in office, then no Shareholder approval will be required for such actions except to the extent Shareholder approval is required by applicable law, and, if approval by Shareholders is required by applicable law, the vote required shall be a majority (or the least amount legally permitted if higher than the majority) of Shares voted or, if applicable law does not permit approval by a percentage of Shares voted, the vote required shall be a majority (or the least amount legally permitted if higher than the majority) of Shares outstanding and entitled to vote.

IN WITNESS WHEREOF, RMR Hospitality and Real Estate Fund has caused this Amendment to be executed by its duly authorized officer as of the day and year first above written.

RMR HOSPITALITY AND REAL ESTATE FUND

By: Thomas M. O'Brien
Thomas M. O'Brien
President

{W0141798; 3}

Check # 19137

MGL CHAPTER 182

WILLIAM FRANCIS GALVIN
SECRETARY OF THE COMMONWEALTH

Precision

994036

Merge Y N

R/A Y____ N

Cons. Y N

Pr.Off ______

Tru ______

END